As filed with the Securities and Exchange Commission on August 6, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

eBay Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	77-0430924
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2145 Hamilton Avenue

San Jose, California 95125
(408) 376-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael R. Jacobson

Senior Vice President, Legal Affairs
General Counsel & Secretary
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, Of Agent for Service)

Copies to:

Alison S. Ressler Sullivan & Cromwell 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600	John D. Muller PayPal, Inc. 303 Bryant Street Mountain View, California 94041 (650) 864-8000	Richard W. Porter, P.C. Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000

     Approximate date of commencement of proposed sale to public: As soon as possible after this Registration Statement is declared effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered(1)	Offering Per Share	Aggregate Offering Price(2)	Registration Fee(2)

Common Stock, $0.001 par value	24,882,840 shares	Not applicable	$1,304,116,007	$119,979

(1)	This Registration Statement relates to common stock, par value $0.001 per share, of eBay issuable to holders of common stock, par value $0.001 per share, of PayPal in the proposed merger of Vaquita Acquisition Corp., a wholly-owned subsidiary of eBay, with and into PayPal. The amount of eBay common stock to be registered has been determined by multiplying the exchange ratio (0.39 of a share of eBay common stock for each share of PayPal common stock) by 63,802,153, the maximum aggregate number of shares of PayPal common stock that would be outstanding prior to the merger, assuming the exercise of all outstanding options and warrants to acquire PayPal common stock that may be exercised prior to December 31, 2002.

(2)	Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f) and (c) based on $20.44, the average high and low per share prices of PayPal common stock on the Nasdaq National Market on August 5, 2002.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

303 Bryant Street

Mountain View, California 94041

Merger Proposed — Your Vote Is Very Important

To the Stockholders of PayPal, Inc.:

      PayPal, Inc. has entered into a merger agreement with eBay Inc. As a result of the merger contemplated by the merger agreement, PayPal will become a wholly-owned subsidiary of eBay. The merger requires the approval of holders of a majority of the outstanding shares of PayPal common stock, and we have scheduled a special meeting of PayPal stockholders on                     , 2002 at                      commencing at                     , local time, to vote on the merger agreement.

      Upon completion of the merger, each share of PayPal common stock will be converted into the right to receive 0.39 of a share of eBay common stock. eBay expects to issue approximately                      shares of eBay common stock in the merger, subject to adjustment to reflect the effect of any reclassification, stock split, stock dividend or distribution, recapitalization or the like on eBay or PayPal common stock.

      eBay common stock is traded on the Nasdaq National Market under the symbol “EBAY”. On August 5, 2002, the closing price of eBay common stock on the Nasdaq National Market was $53.35 per share.

      Both PayPal and eBay are excited about this transaction because: (1) the combined company should be able to provide a significantly improved customer experience; (2) it combines the core competencies of both companies in a natural and complementary way; (3) it should strengthen both businesses; and (4) it should create value for the stockholders of both companies.

      PayPal’s board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger. In addition, Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, Elon R. Musk, James E. Templeton, Reid G. Hoffman, Nokia Ventures, LP and entities affiliated with Sequoia Capital and Madison Dearborn Partners have each agreed to vote certain of their shares of PayPal common stock, representing in the aggregate approximately 28.1% of the outstanding PayPal common stock, FOR the proposal to approve and adopt the merger agreement and approve the merger.

      Your vote is very important. Regardless of the number of shares you own or whether or not you plan to attend the special meeting, it is important that your shares be represented and voted. Voting instructions are inside.

      The accompanying proxy statement/prospectus provides you with detailed information about the proposed merger and the special meeting. I urge you to read the entire document carefully. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 26 of the accompanying proxy statement/prospectus.

      I look forward to seeing you at the special meeting.

Sincerely,

Peter A. Thiel
Chairman and Chief Executive Officer

Mountain View, California
                    , 2002

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the accompanying proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      The accompanying proxy statement/prospectus is dated                     , 2002, and is first being mailed to PayPal stockholders on or about                     , 2002.

Paypal, Inc.

303 Bryant Street
Mountain View, California 94041

Notice of Special Meeting of Stockholders

to be held                     , 2002

Time and Date	, local time, on , 2002.

Place

Items of Business	(1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger among eBay Inc., Vaquita Acquisition Corp. and PayPal, Inc., and approve the merger contemplated by the Agreement and Plan of Merger.

(2) To consider such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the special meeting at the time and on the date specified above or at any time and date to which the special meeting may be properly adjourned or postponed.

Record Date	You are entitled to vote only if you were a PayPal stockholder at the close of business on , 2002.

Meeting Admission	You are entitled to attend the special meeting only if you were a PayPal stockholder or joint holder as of the close of business on , 2002 or hold a valid proxy for the special meeting. You should be prepared to present photo identification for admittance. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in “street name”), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to , 2002, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special meeting.

The special meeting will begin promptly at , local time. Check in will begin at , local time, and you should allow ample time for check-in procedures.

Voting	Your vote is very important. Whether or not you plan to attend the special meeting, we encourage you to read the accompanying proxy statement/prospectus and submit your proxy or voting instructions for the special meeting as soon as possible. You may submit your proxy or voting instructions for the special meeting by completing, signing, dating and returning the proxy card or voting instruction card in the pre-addressed envelope provided, or, in most cases, by using the telephone or the Internet. For specific instructions on how to vote your shares, please refer to the section entitled “The PayPal Special Meeting” beginning on page 62 of the accompanying proxy statement/ prospectus and the instructions on the proxy card or voting instruction card.

By Order of the Board of Directors,

John D. Muller
General Counsel and Secretary

Mountain View, California
                    , 2002

The information in this proxy statement/prospectus is not complete and may be changed. eBay may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 6, 2002.

Proxy Statement	Prospectus

for Special Meeting	of eBay Inc. for

of Stockholders	up to 24,882,840 Shares

of PayPal, Inc.	of eBay Common Stock

      eBay Inc. and PayPal, Inc. have entered into a merger agreement. As a result of the merger contemplated by the merger agreement, PayPal will become a wholly-owned subsidiary of eBay. Upon completion of the merger, each share of PayPal common stock will be converted into the right to receive 0.39 of a share of eBay common stock. On August 5, 2002, the closing price of eBay common stock on the Nasdaq National Market was $53.35 per share. eBay is traded on the Nasdaq National Market under the symbol “EBAY”.

      The merger cannot be completed unless the holders of a majority of the outstanding shares of PayPal common stock approve and adopt the merger agreement and approve the merger that is described in this proxy statement/ prospectus.

      PayPal’s board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger. In addition, Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, Elon R. Musk, James E. Templeton, Reid G. Hoffman, Nokia Ventures, LP and entities affiliated with Sequoia Capital and Madison Dearborn Partners have each agreed to vote certain of their shares of PayPal common stock, representing in the aggregate approximately 28.1% of the outstanding PayPal common stock, FOR the proposal to approve and adopt the merger agreement and approve the merger.

      This proxy statement/ prospectus provides you with detailed information about the merger agreement, the proposed merger and the special meeting. eBay provided the information concerning eBay. PayPal provided the information concerning PayPal. Please see “Where You Can Find More Information” on page 167 for additional information about eBay and PayPal and “Information About PayPal” on page 100 for additional information about PayPal.

      We strongly urge you to read and consider carefully this proxy statement/prospectus in its entirety, including the matters referred to under “Risk Factors” beginning on page 26.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      This proxy statement/ prospectus is dated                     , 2002 and is first being mailed to PayPal stockholders on or about                     , 2002.

Sources of Additional Information

     This proxy statement/prospectus incorporates important business and financial information about eBay from documents that are not included in or delivered with this proxy statement/ prospectus. Documents incorporated by reference are available from eBay without charge, excluding all exhibits unless eBay has specifically incorporated by reference an exhibit in this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from eBay at the following address:

eBay Inc.

Attention: Investor Relations
2145 Hamilton Avenue
San Jose, California 95125
investorrelations@eBay.com
(408) 376-7400

     If you would like to request documents from eBay, please do so by                     , 2002 in order to receive them before the special meeting.

     If you have any questions about the special meeting or if you need additional copies of this proxy statement/ prospectus, you should contact:

PayPal, Inc.

Attention: Investor Relations
303 Bryant Street
Mountain View, California 94041
investorrelations@PayPal.com
(650) 864-8000

     If you would like to request additional copies of this proxy statement/prospectus from PayPal, please do so by                     , 2002 in order to receive them before the special meeting.

     For a more detailed description of the information incorporated by reference into this proxy statement/ prospectus and how you may obtain it, see “Where You Can Find More Information” on page 167.

Questions and Answers About the Merger
Questions and Answers About the PayPal Special Meeting
Summary
The Companies
Recommendation of the PayPal Board and PayPal’s Reasons for the Merger
Date, Time and Place of the Special Meeting
Stockholders Entitled to Vote at the Special Meeting; Vote Required
Required Vote
Interests of Certain Persons in the Merger
Stock Ownership by Directors and Executive Officers of PayPal
Ownership of eBay Following the Merger
Nasdaq Listing
Opinion of PayPal’s Financial Advisor
The Merger Agreement
The Merger
Exchange Ratio
Fractional Shares
Conditions To The Merger
Termination (Page 95)
Termination Fee and Expense Reimbursement (Page 96)
Regulatory Approvals (Page 80)
Litigation Related to the Merger (Page 81)
No Appraisal Rights (Page 81)
Material Federal Income Tax Consequences (Page 78)
Risk Factors and Cautionary Statement Concerning Forward-Looking Statements (Pages 26 through 61)
Comparison of Rights of PayPal Stockholders and eBay Stockholders (Page 161)
PayPal Selected Financial Data
eBay Selected Financial Data
eBay Unaudited Pro Forma Condensed Combined Financial Information
Comparative Historical and Pro Forma Per Share Data
Comparative Per Share Market Price Data
Dividend Data
Risks Related to PayPal if the Merger Is Not Completed
Risks Related to eBay and PayPal as a Combined Company After the Merger
Risks Related to PayPal’s Business Prior to and After the Merger
Cautionary Statement Concerning Forward-Looking Statements
The PayPal Special Meeting
Date, Time and Place
Items of Business
Recommendation of the Board of Directors of PayPal
Admission to the Special Meeting
Method of Voting; Record Date; Stockholders Entitled to Vote; Quorum
Required Vote
Voting Procedures
Other Matters
The Companies
eBay
Vaquita Acquisition Corp.
PayPal
The Merger
General
Merger Consideration
Schedule of Important Dates
Background of the Merger
PayPal’s Reasons for the Merger; Recommendation of the PayPal Board
Opinion of PayPal’s Financial Advisor
eBay’s Reasons for the Merger
Material Federal Income Tax Consequences
Accounting Treatment for the Merger
Regulatory Matters
Federal Securities Laws Consequences
Nasdaq National Market Listing
No Appraisal Rights
Litigation Related to the Merger
Executives; Executive Compensation; Stock Ownership of Directors, Executive Officers and Five Percent Stockholders
Interests of Certain Persons in the Merger
Common Stock
eBay Employment Agreements
PayPal’s Stock Options and Performance Awards
Outstanding Officer Loan
Employee Benefits
Stockholders Agreements
Indemnification and Insurance
The Merger Agreement
Structure of the Merger
Completion and Effectiveness of the Merger
Conversion of PayPal Common Stock in the Merger
Exchange Procedures
Fractional Shares
Dividends and Distributions
Transfer of Ownership and Lost Stock Certificates
PayPal’s Representations and Warranties
eBay’s Representations and Warranties
PayPal’s Conduct of Business Before Completion of the Merger
No Solicitation of Acquisition Proposals by PayPal
Effect on PayPal Stock Options
Effect on PayPal Warrants
Effect on Benefit Plans
Determination of Material Adverse Effect
Waiver and Amendment of the Merger Agreement
Termination Fee and Expense Reimbursement
Indemnification and Insurance
Other Material Agreements Relating to the Merger
Stockholders Agreements
eBay Employment Agreements
Business
Comparison of Stockholder Rights
Validity of eBay Common Stock
Experts
Future PayPal Stockholder Proposals
Where You Can Find More Information
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 99.2

i

ii

Questions and Answers About the Merger

Q: Why are eBay and PayPal proposing to merge?

A:	We are proposing to merge because we believe that combining the strengths of our two companies is in the best interests of each company, its stockholders and customers. PayPal and eBay share the same overarching mission — to enable online commerce. With PayPal integrated into eBay, the combined company should be able to:

•	provide a significantly improved customer experience to eBay’s users by making their trading experience easier, safer and faster;

•	combine the core competencies of both companies in a natural and complementary way, particularly the overlapping user communities and unique skills in technology;

•	strengthen both businesses and realize benefits from cost structure efficiencies and improved fraud management; and

•	create value for the stockholders of both companies, as this merger represents the best strategic alternative for our respective companies and is the strategy most likely to deliver increased value to our respective stockholders.

Please see page 69 of this proxy statement/ prospectus for the numerous factors considered by the board of directors of PayPal in recommending that PayPal stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger. Please see page 77 of this proxy statement/prospectus for eBay’s reasons for the merger.

Q: What will I receive in the merger?

A:	If the merger agreement is approved and adopted by PayPal stockholders and the merger is completed, you will receive 0.39 of a share of eBay common stock in exchange for each share of PayPal common stock that you own.

You will not receive fractional shares of eBay common stock. Instead, you will receive the cash value, without interest, of any fractional share of eBay common stock that you might otherwise have been entitled to receive.

Q: When do you expect the merger to be completed?

A:	eBay and PayPal are working toward completing the merger as quickly as possible. The merger is expected to close around year-end 2002. However, we cannot predict the exact timing because the merger is subject to governmental and regulatory approvals and other conditions. There can be no assurance that we will obtain these governmental and regulatory approvals and satisfy the other conditions.

Q: Am I entitled to appraisal rights?

A:	No. Under Delaware law, no appraisal rights are available to PayPal stockholders in connection with the merger.

Q: What are the tax consequences of the merger to me?

A:	We expect that the exchange of your shares of PayPal common stock for shares of eBay common stock generally will not cause you to recognize gain or loss for U.S. federal income tax purposes. However, you will recognize income or gain with respect to cash received instead of fractional shares of eBay common stock. It is a condition to the merger that eBay and PayPal receive legal opinions about the U.S. federal income tax treatment of the merger with respect to our companies and our stockholders. These opinions will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to stockholders in greater detail, see “The Merger — Material Federal Income Tax Consequences” on page 78.

Q:	Are there any risks related to the proposed transaction or any risks related to owning eBay common stock?

A:	Yes. You should carefully review the risk factors beginning on page 26.

Questions and Answers About the PayPal Special Meeting

Q:	When and where will the PayPal special meeting be held?

A:	The special meeting will take place on , 2002, at , commencing at , local time.

Q:	What do I need to do now?

A:	Please carefully review this proxy statement/prospectus and vote the proxy card or voting instruction card you receive as soon as possible. Your proxy card or voting instruction card must be received, or you must vote using the telephone or Internet, on or prior to , 2002 in order for your shares to be voted at the special meeting, unless you attend and vote at the special meeting.

Q:	What does PayPal’s board of directors recommend?

A:	After careful consideration, PayPal’s board of directors determined that the merger is advisable, and is fair and in the best interests of PayPal and its stockholders and approved the merger agreement and the merger. Accordingly, PayPal’s board of directors recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

Q:	How can I vote?

A:	If you are a stockholder of record, you may submit a proxy for the special meeting by: (1) completing, signing, dating and returning the proxy card in the pre-addressed envelope provided; (2) using the telephone; or (3) using the Internet. For specific instructions on how to use the telephone or the Internet to submit a proxy for the special meeting, please refer to the instructions on your proxy card.

If you hold your shares of PayPal common stock in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please check the voting instruction card used by your broker or nominee to see if you may use the telephone or the Internet to provide instructions on how to vote your shares.

If you are a stockholder of record, you may also vote at the special meeting. If you hold shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you may not vote in person at the special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. You will also need to present photo identification and comply with the other procedures described in “The PayPal Special Meeting — Admission to the Special Meeting” on page 62.

Q:	What happens if I don’t indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote FOR the approval and adoption of the merger agreement and approval of the merger.

Q:	What happens if I do not vote?

A:	If you do not sign and send in your proxy card, vote using the telephone or Internet or vote at the special meeting or if you mark the “abstain” box on the proxy card, it will have the effect of a vote against the approval and adoption of the merger agreement and approval of the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against the approval and adoption of the merger agreement and approval of the merger.

Q:	Why is it important for me to vote?

A:	We cannot complete the merger without the approval of holders of a majority of the outstanding shares of PayPal common stock.

Q:	Have any PayPal stockholders agreed to vote FOR the merger agreement and the merger?

A:	Yes. Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, Elon R. Musk, James E. Templeton, Reid G. Hoffman, Nokia Ventures, LP and entities affiliated with Sequoia Capital and Madison Dearborn Partners have each agreed to vote certain of their shares of PayPal common stock, representing in the aggregate approximately 28.1% of the outstanding PayPal common stock, FOR the proposal to approve and adopt the merger agreement and approve the merger.

Q:	Can I change my vote after I have voted?

A:	Yes. PayPal stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the special meeting. Proxies may be revoked by written notice to the corporate secretary of PayPal, by a later-dated proxy signed and returned by mail, or by attending the special meeting and voting in person. PayPal stockholders of record may also revoke proxies by a later-dated proxy using the telephone or Internet voting procedures described on their proxy cards.

PayPal stockholders whose shares are held in the name of a broker or nominee may change their votes by submitting new voting instructions to their brokers or nominees. Those PayPal stockholders may not vote their shares in person at the special meeting unless they obtain a signed proxy from the record holder giving them the right to vote their shares.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Mellon Investor Services LLC, the exchange agent for the merger, will send you written instructions for exchanging your PayPal stock certificates.

Q:	What do I do if I have questions?

A:	If you have any questions about the special meeting or if you need additional copies of this proxy statement/ prospectus, you should contact:

PayPal, Inc.

Attention: Investor Relations
303 Bryant Street
Mountain View, California 94041
investorrelations@PayPal.com
(650) 864-8000

This proxy statement/ prospectus incorporates important business and financial information about eBay that is not included in, or delivered with, this proxy statement/ prospectus. eBay will provide you with copies of the information relating to eBay, without charge, upon written or oral request to:

eBay Inc.

Attention: Investor Relations
2145 Hamilton Avenue
San Jose, California 95125
investorrelations@eBay.com
(408) 376-7400

Summary

      This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire proxy statement/prospectus and the documents we refer to. See “Where You Can Find More Information” on page 167. The merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read it, as it is the most important legal document that governs the merger. We have included page references in parentheses to direct you to a more complete description contained elsewhere in this proxy statement/ prospectus of the topics presented in this summary.

The Companies

(Page 65)

eBay Inc.

2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400

      eBay is in the business of providing a Web-based community platform in which buyers and sellers are brought together in an efficient and entertaining format to browse, buy and sell items such as collectibles, automobiles, high-end or premium art items, jewelry, consumer electronics and a host of practical and miscellaneous items. The eBay trading platform is a fully automated, topically arranged, intuitive and easy-to-use service that supports an auction format in which sellers list items for sale and buyers bid on items of interest and a fixed-price format in which sellers and buyers trade items at a fixed price established by sellers.

PayPal, Inc.

303 Bryant Street
Mountain View, California 94041
(650) 864-8000

      PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. PayPal’s network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. PayPal currently offers its account-based system to users in 38 countries including the U.S. PayPal’s product was launched in October 1999. As of June 30, 2002, PayPal’s network had grown to include 14.1 million personal accounts and 3.7 million business accounts. PayPal delivers a product well suited for small businesses, online merchants, individuals and others.

Vaquita Acquisition Corp.

2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400

      Vaquita Acquisition Corp. is a newly-formed and wholly-owned subsidiary of eBay. If we complete the merger, Vaquita Acquisition Corp. will be merged with and into PayPal, with PayPal becoming a wholly-owned subsidiary of eBay. Vaquita Acquisition Corp. was organized solely for use in the merger. This is the only business of Vaquita Acquisition Corp.

Recommendation of the PayPal Board and PayPal’s Reasons for the Merger

(Page 69)

      After careful consideration of the numerous factors described in the section entitled “The Merger — PayPal’s Reasons for the Merger; Recommendation of the PayPal Board” beginning on page 69 of this proxy statement/ prospectus, PayPal’s board of directors determined that the merger is advisable, and is fair and in the best interests of PayPal and its stockholders. Accordingly, PayPal’s board of directors recommends that PayPal stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

Date, Time and Place of the Special Meeting

(Page 62)

      The special meeting will be held on                     , 2002, at                     , commencing at           , local time.

Stockholders Entitled to Vote at the Special Meeting; Vote Required

(Page 62)

      The close of business on                     , 2002 was the record date for the special meeting. Only PayPal stockholders on the record date are entitled to notice of and to vote at the special meeting. On the record date, there were                     shares of PayPal common stock outstanding. Each share of PayPal common stock will be entitled to one vote on each matter to be acted upon at the special meeting.

Required Vote

(Page 63)

      The vote of holders of a majority of the shares of PayPal common stock outstanding on the record date is required to approve and adopt the merger agreement and approve the merger.

      Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, Elon R. Musk, James E. Templeton, Reid G. Hoffman, Nokia Ventures, LP and entities affiliated with Sequoia Capital and Madison Dearborn Partners have each agreed to vote certain of their shares of PayPal common stock, representing in the aggregate approximately 28.1% of the outstanding PayPal common stock, FOR the proposal to approve and adopt the merger agreement and approve the merger.

Interests of Certain Persons in the Merger

(Page 82)

      When considering the recommendation by PayPal’s board of directors to vote FOR the proposal to approve and adopt the merger agreement and approve the merger, you should be aware that some directors and executive officers of PayPal have interests in the merger that may be different from your interests. Some executive officers of PayPal have executed employment agreements with eBay, which will become effective upon completion of the merger. Some directors, officers and employees of PayPal who hold stock options and/or shares of restricted stock pursuant to existing plans will receive certain benefits upon completion of the merger, including accelerated vesting of those stock options and/or shares of restricted stock. Some directors and executive officers of PayPal who are parties to stockholders agreements with eBay are entitled to early release of certain transfer restrictions with respect to the PayPal common stock held by them upon adoption of the merger agreement by PayPal’s stockholders. PayPal directors and officers will also receive indemnification and liability insurance benefits from eBay. PayPal’s board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Stock Ownership by Directors and Executive Officers of PayPal

(Page 82)

      As of the record date for the special meeting, the directors and executive officers of PayPal and their affiliates, as a group, beneficially owned approximately           % of the outstanding PayPal common stock. The vote of holders of a majority of the shares of PayPal common stock outstanding on the record date is required to approve and adopt the merger agreement and approve the merger.

Ownership of eBay Following the Merger

      PayPal stockholders collectively will receive a total of 24,882,840 shares of eBay common stock in the merger based on the maximum number of shares of PayPal common stock that would be outstanding prior to the merger, assuming the exercise of all outstanding options and warrants to acquire PayPal common stock that may be exercised prior to December 31, 2002.

      Based on the number of shares of eBay common stock outstanding as of                     , 2002, existing PayPal stockholders will own           % of the eBay common stock outstanding immediately after the merger.

Nasdaq Listing

(Page 81)

      If we complete the merger, stockholders will be able to trade the shares of eBay common stock they receive in the merger on the Nasdaq National Market. If we complete the merger, PayPal stock will no longer be quoted on the Nasdaq National Market or any other exchange.

Opinion of PayPal’s Financial Advisor

(Page 72)

      In deciding to approve the merger, the PayPal board considered, among other things, the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, to the effect that, as of July 7, 2002 and based on and subject to the considerations in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of PayPal common stock.

      The full text of the written opinion of Morgan Stanley, which sets forth assumptions made, matters considered, procedures followed and the scope of the review undertaken, is attached to this proxy statement/ prospectus as Annex D. The written opinion of Morgan Stanley is not a recommendation as to how you should vote in regard to the proposal to approve and adopt the merger agreement and approve the merger. We encourage you to read the opinion of Morgan Stanley in its entirety.

The Merger Agreement

(Page 85)

      The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety. It is the most important legal document governing the merger.

The Merger

(Page 66)

      In the merger, Vaquita Acquisition Corp. will be merged with and into PayPal. PayPal will be the surviving corporation and will become a wholly-owned subsidiary of eBay.

Exchange Ratio

(Page 66)

      If the merger agreement is approved and adopted and the merger is completed, you will receive 0.39 of a share of eBay common stock in exchange for each share of PayPal common stock that you own.

Fractional Shares

(Page 66)

      You will not receive fractional shares of eBay common stock. Instead, you will receive the cash value, without interest, of any fractional share of eBay common stock that you might otherwise have been entitled to receive.

Conditions To The Merger

(Page 92)

      The merger will be completed only if several conditions are satisfied or waived. The conditions include:

•	approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of PayPal common stock;

•	expiration or termination of the U.S. antitrust waiting period;

•	all filings, consents, registrations, approvals and authorizations required to be made to or obtained from any governmental entity prior to the completion of the merger by eBay and PayPal in connection with the execution and delivery of the merger agreement and the completion of the merger having been made or obtained, except that this condition will be deemed to have been satisfied unless the failure to make such filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on eBay or PayPal;

•	no court or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement, and no governmental entity shall have instituted any proceeding seeking any such order; and

•	the accuracy of representations and warranties of eBay and PayPal contained in the merger agreement without regard to any materiality qualification, except that this condition will be deemed to have been satisfied even if such representation and warranty is not accurate unless the failure of such representation and warranty, individually or in the aggregate, has, or is reasonably likely to have, a material adverse effect on such company.

Termination

(Page 95)

      eBay and PayPal can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement if any of the following occurs:

•	they do not complete the merger by December 31, 2002, except that if either party determines that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the merger by any federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust laws, the termination date may be extended by such party to a date not beyond March 31, 2003;

•	PayPal’s stockholders do not approve the merger at the special meeting; or

•	a law, injunction or order is issued that permanently restrains, enjoins or otherwise prohibits the merger and that is final and non-appealable.

      If a party elects to extend the termination date to March 31, 2003 as described above, then the other party may deliver a written update of its disclosure letter within three business days of such election to reflect new facts occurring after the date of the merger agreement. The update may be accompanied by a written request that the party electing to extend the termination date confirm that such new facts will not be deemed to render any of the non-extending party’s representations and warranties untrue or incorrect as of such date or deemed to constitute a PayPal material adverse effect or an eBay material adverse effect, as the case may be, as of such date. If the party electing to extend the termination date does not provide such confirmation prior to the fifth business day after receiving such written update, then the termination date may not be extended.

      In addition, PayPal may terminate the merger agreement if there has been a breach of a representation or covenant by eBay that would cause it to fail to satisfy a closing condition and such breach is not curable or, if curable, is not cured within 30 days after eBay receives written notice of the breach from PayPal.

      In addition, eBay may terminate the merger agreement if:

•	PayPal’s board of directors has changed or withdrawn its recommendation; or

•	there has been a breach of a representation or covenant by PayPal that would cause it to fail to satisfy a closing condition and such breach is not curable or, if curable, is not cured within 30 days after PayPal receives written notice of the breach from eBay.

Termination Fee and Expense Reimbursement

(Page 96)

      PayPal has to pay a termination fee of $5 million and expenses to eBay if eBay terminates the merger agreement after PayPal’s board of directors has withdrawn or adversely changed its approval or recommendation of the merger agreement in the absence of an acquisition proposal.

      Under the merger agreement, an acquisition proposal is any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any material portion of the assets of, or 20% or more of the equity securities in, PayPal or any of its subsidiaries.

      PayPal has to pay a termination fee of $45 million and expenses to eBay if, after an acquisition proposal has been made to PayPal or any person has publicly announced an intention, whether or not conditional, to make an acquisition proposal with respect to PayPal or any of its subsidiaries, the merger agreement has been terminated by either eBay or PayPal because:

•	the merger has not been completed by December 31, 2002, or March 31, 2003, if applicable;

•	PayPal’s stockholders do not approve the merger;

•	PayPal’s board of directors has withdrawn or adversely modified its approval or recommendation; or

•	there has been a breach of any representation, warranty, covenant or agreement made by PayPal in the merger agreement, or any such representation and warranty becomes untrue after the date of the merger agreement, such that certain conditions to closing of eBay would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by eBay to PayPal; and

thereafter PayPal enters into an agreement that is announced within 12 months and completed within 18 months after termination of the merger agreement and that agreement would have constituted an acquisition proposal if it had been negotiated during the term of the merger agreement.

Regulatory Approvals

(Page 80)

      The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prohibits eBay and PayPal from completing the merger until eBay and PayPal have furnished certain information and materials to the Antitrust Division of the Department of Justice, or the DOJ, and the Federal Trade Commission, or the FTC, and the required waiting period has ended. On July 18, 2002, eBay and PayPal each filed the required notification and report forms. eBay and PayPal have been advised that the DOJ will be the regulatory agency responsible for reviewing the merger. On July 12, 2002, eBay and PayPal received an informal request for additional information from the DOJ and commenced collecting responsive information for the DOJ on a voluntary basis. In addition, representatives of eBay and PayPal have met with representatives of the DOJ to discuss the rationale behind, and answer questions relating to, the merger. The required waiting period expires on August 19, 2002, unless extended. If the DOJ were formally to request additional information or documentary material from eBay and PayPal, which is commonly referred to as a second request, the waiting period would expire 30 days after the date of substantial compliance by eBay and PayPal with such request.

      Prior to entering into the merger agreement, representatives of PayPal submitted information and documentary material to, and met with, the DOJ and the FTC alleging that some of eBay’s business practices were anticompetitive and harmful to PayPal. PayPal’s most recent submission was on June 19, 2002 to the DOJ.

      In addition to the United States, eBay and PayPal are required to make antitrust filings in Brazil and Germany. The parties submitted a filing to the Brazilian antitrust authorities on July 26, 2002 and to the German authorities on August 1, 2002.

      eBay is required to make filings under applicable money transmitter laws in the States of Arizona and Maryland and the District of Columbia and may be required to make filings in additional jurisdictions.

Litigation Related to the Merger

(Page 81)

      As of the date of this proxy statement/prospectus, we are aware of five purported class action lawsuits that have been filed by alleged stockholders of PayPal. These lawsuits name as defendants PayPal and each member of its board of directors as well as eBay. The lawsuits allege, among other things, that eBay controls PayPal, the defendants have breached fiduciary duties they assertedly owed to PayPal’s stockholders in connection with PayPal entering into the merger agreement and the exchange ratio is unfair and inadequate. The plaintiffs in each lawsuit seek, among other things, an injunction against the consummation of the merger and an award of unspecified compensatory damages. We believe that each of the lawsuits is without merit and intend to defend ourselves vigorously.

No Appraisal Rights

(Page 81)

      Under Delaware law, no appraisal rights are available to PayPal stockholders.

Material Federal Income Tax Consequences

(Page 78)

      We expect that the exchange of your shares of PayPal common stock for shares of eBay common stock generally will not cause you to recognize gain or loss for U.S. federal income tax purposes. However, you will recognize income or gain with respect to cash received instead of fractional shares of eBay common stock. It is a condition to the merger that eBay and PayPal receive legal opinions about the U.S. federal income tax treatment of the merger with respect to our companies and our stockholders. These opinions will not bind the Internal Revenue Service, which could take a different view.

Risk Factors and Cautionary Statement Concerning Forward-Looking Statements

(Pages 26 through 61)

      By voting in favor of the proposal to approve and adopt the merger agreement and approve the merger, you will be choosing to invest in eBay common stock. An investment in eBay common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, you should carefully consider the factors discussed under the caption entitled “Risk Factors” beginning on page 26 in deciding whether to vote in favor of the proposal to approve and adopt the merger agreement and approve the merger.

      This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of eBay’s, PayPal’s and the combined company’s plans, objectives, expectations and intentions. When used in this proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/prospectus, the words “may”, “might”, “should”, “expects”, “anticipates”, “believes”, “estimates”, “intends” and “plans” and similar expressions are intended to identify certain of these forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those discussed under the caption entitled “Risk Factors”, the actual results of eBay, PayPal and the combined company could differ materially from those expressed or implied by the forward-looking statements in this proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus.

Comparison of Rights of PayPal Stockholders and eBay Stockholders

(Page 161)

      PayPal’s charter and bylaws and Delaware corporate law govern the rights of PayPal stockholders. eBay’s charter and bylaws and Delaware corporate law will govern your rights as a stockholder of eBay following the merger. Your rights under eBay’s charter and bylaws will differ in some respects from your rights under PayPal’s charter and bylaws.

PayPal Selected Financial Data

      The following PayPal selected financial data is provided to aid your analysis of the financial aspects of the merger. When you read this historical financial data, it is important that you also read the historical consolidated financial statements and related notes included in this proxy statement/prospectus beginning on page F-1, as well as the section entitled “PayPal Management’s Discussion and Analysis of Financial Condition and Results of Operations of PayPal” beginning on page 132 of this proxy statement/prospectus.

      The table below presents selected historical consolidated financial data of PayPal. PayPal has prepared this information using its consolidated financial statements for (1) the period from March 8, 1999 (PayPal’s inception) to December 31, 1999, (2) each of the two years in the period ended December 31, 2001, and (3) the six-month periods ended June 30, 2001 and June 30, 2002. The consolidated statements for the period from March 8, 1999 to December 31, 1999, and for each of the two years in the period ended December 31, 2001, have been audited. The consolidated financial statements for the six-month periods ended June 30, 2001 and June 30, 2002 have not been audited. In the opinion of PayPal’s management, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments necessary for a fair statement of the consolidated information for the periods presented. Operating results of the six months ended June 30, 2001 and June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002.

	Period from			Six Months Ended
	March 8, 1999	Year Ended December 31,		June 30,
	(Inception) to
	December 31, 1999	2000	2001	2001	2002

	(in thousands, except per share data)

				(unaudited)
Consolidated Statements of Operations:
Transaction and other fees(1)	$—	$6,547	$99,952	$31,629	$102,062
Interest on funds held for others(2)	—	2,046	3,763	2,063	471
Service agreement revenues	—	3,938	—	—	—

Total revenues	—	12,531	103,715	33,692	102,533

Transaction processing expenses	—	25,093	47,589	19,413	35,322
Provision for transaction losses	—	11,028	14,760	5,540	13,114
Customer service and operations*	230	15,754	30,636	14,280	20,410
Product development*	483	4,419	8,819	4,143	6,344
Selling, general and administrative*(1)	3,691	33,021	21,357	10,660	12,766
Stock-based compensation	354	5,825	26,277	6,183	8,034
Amortization of goodwill and other intangibles(3)	124	49,313	65,661	32,830	864
Service agreement costs and termination expenses	—	41,142	—	—	—
Non-recurring charges	—	—	—	—	5,534

Total operating expenses	4,882	185,595	215,099	93,049	102,388

Income (loss) from operations	(4,882)	(173,064)	(111,384)	(59,357)	145
Interest and other income (expense), net	263	3,558	3,582	2,449	1,871

Income (loss) before income taxes	(4,619)	(169,506)	(107,802)	(56,908)	2,016
Provision for income taxes	—	—	—	—	256

Net income (loss)(3)	$(4,619)	$(169,506)	$(107,802)	$(56,908)	$1,760

Net income (loss) per share(3)(4)(5):
Basic	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.04

Diluted	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.03

Shares used in calculating net income (loss) per share:(3)(5)
Basic	382	3,230	6,660	5,807	45,078

Diluted	382	3,230	6,660	5,807	61,840

* Amounts exclude stock-based compensation as follows:
Customer service and operations	$66	$213	$1,781	$619	$1,124
Product development	138	915	7,788	775	2,191
Selling, general and administrative	150	4,697	16,708	4,789	4,719

Total	$354	$5,825	$26,277	$6,183	$8,034

(1)	PayPal adopted provisions of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” on January 1, 2002. Prior period amounts have been reclassified to conform to the new presentation.

(2)	Beginning in February 2002, PayPal began to deposit all U.S.-based customer funds not transferred to the PayPal Money Market Reserve Fund into FDIC-insured bank accounts and the revenues from interest on funds held for U.S.-based customers will cease in future periods.

(3)	On January 1, 2002, PayPal adopted the provisions of SFAS No. 142 and no longer amortizes goodwill. During the period from March 8, 1999 (PayPal’s inception) to December 31, 1999, PayPal did not recognize any goodwill amortization. During the years ended December 31, 2000 and 2001, PayPal goodwill amortization totaled $46.7 million and $62.2 million, respectively. Had PayPal’s goodwill amortization not been reflected in net loss during these years, the net loss amounts for the years ended December 31, 2000 and 2001 would have been $122.9 million and $45.6 million, respectively, with loss per share for these years of $38.03 and $7.05, respectively.

(4)	PayPal closed its initial public offering on February 21, 2002 and issued 6.2 million shares of PayPal common stock. All shares of PayPal preferred stock outstanding immediately prior to the offering converted into 43.4 million shares of PayPal common stock at such time. Basic net income (loss) per share and shares used in calculating basic net income (loss) per share give effect to the conversion as of the closing date of the offering.

(5)	All share and per share amounts reflect PayPal’s historical stock splits in all periods presented.

PayPal Selected Financial Data (Continued)

	December 31,
				June 30,
	1999	2000	2001	2002

		(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents — corporate	$8,442	$47,065	$5,760	$68,403
Short-term investment securities — corporate	—	5,031	8,498	800
Long-term investment securities — corporate	—	—	17,095	41,988
Restricted cash and investment securities	150	3,976	31,172	30,604

Total	$8,592	$56,072	$62,525	$141,795

Cash, cash equivalents and investment securities — held on behalf of others(1)	$—	$68,046	$144,235	$33,911
Funds receivable	12,842	11,271	32,074	54,106
Total assets	—	231,797	278,577	275,243
Due to customers	—	82,786	174,763	70,087
Funds payable	—	6,721	4,459	16,077
Reserve for transaction losses	—	4,900	7,233	7,384
Mandatorily redeemable convertible preferred stock(2)	15,791	241,641	279,224	—
Total stockholders’ equity (deficit)	(4,039)	(113,453)	(199,312)	160,217

(1)	Beginning in February 2002, PayPal began to deposit all U.S.-based customer funds not transferred to the PayPal Money Market Reserve Fund into FDIC-insured bank accounts.

(2)	PayPal closed its initial public offering on February 21, 2002 and issued 6.2 million shares of PayPal common stock. All shares of PayPal preferred stock outstanding immediately prior to the offering converted into 43.4 million shares of PayPal common stock at such time.

eBay Selected Financial Data

      The following eBay selected financial data is provided to aid your analysis of the financial aspects of the merger. When you read this historical financial data, it is important that you also read eBay’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/ prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in eBay’s annual and quarterly reports incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” on page 167.

      The table below presents selected historical consolidated financial data of eBay. The consolidated financial data for the five years ended December 31, 2001 have been derived from audited consolidated financial statements of eBay incorporated by reference into this proxy statement/ prospectus. The consolidated financial data for the six-month periods ended June 30, 2001 and June 30, 2002 have been derived from unaudited interim consolidated financial statements of eBay incorporated by reference into this proxy statement/ prospectus. Operating results of the six months ended June 30, 2001 and June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002 or any other period.

						Six Months Ended
	Year Ended December 31,					June 30,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)

						(unaudited)
Summary Consolidated Statements of Income:
Net revenues	$41,370	$86,129	$224,724	$431,424	$748,821	$334,995	$511,393
Cost of net revenues	8,404	16,094	57,588	95,453	134,816	59,874	85,838

Gross profit	32,966	70,035	167,136	335,971	614,005	275,121	425,555

Operating expenses:
Sales and marketing	15,618	35,976	96,239	166,767	253,474	115,653	152,908
Product development	831	4,640	24,847	55,863	75,288	33,388	48,653
General and administrative	6,534	15,849	43,919	73,027	105,784	46,932	69,089
Payroll expense on employee stock options	—	—	—	2,337	2,442	812	2,110
Amortization of acquired intangible assets(1)	—	805	1,145	1,433	36,591	12,177	2,638
Merger related costs	—	—	4,359	1,550	—	—	—

Total operating expenses	22,983	57,270	170,509	300,977	473,579	208,962	275,398

Income (loss) from operations	9,983	12,765	(3,373)	34,994	140,426	66,159	150,157
Interest and other income (expense), net	(1,951)	(703)	21,412	46,025	46,276	26,140	15,613
Impairment of certain equity investments	—	—	—	—	(16,245)	(9,921)	(1,181)

Income before income taxes	8,032	12,062	18,039	81,019	170,457	82,378	164,589
Provision for income taxes	(971)	(4,789)	(8,472)	(32,725)	(80,009)	(36,703)	(62,697)

Net income(1)	$7,061	$7,273	$9,567	$48,294	$90,448	$45,675	$101,892

Net income per share(1)(2):
Basic	$0.14	$0.07	$0.04	$0.19	$0.34	$0.17	$0.36

Diluted	$0.04	$0.03	$0.04	$0.17	$0.32	$0.16	$0.36

Weighted average shares(2):
Basic	48,854	104,128	217,674	251,776	268,971	264,962	279,525

Diluted	169,550	233,519	273,033	280,346	280,595	281,145	285,142

(1)	On January 1, 2002, eBay adopted the provisions of SFAS No. 142 and no longer amortizes goodwill. During the years ended December 31, 1997 and 1998, eBay did not recognize any goodwill amortization. During the years ended December 31, 1999, 2000 and 2001, eBay goodwill amortization totaled $0.1 million, $0.6 million and $32.6 million, respectively. Had eBay’s goodwill amortization not been reflected in net income during these years, the net income amounts for the years ended December 31, 1999, 2000 and 2001 would have been $9.7 million, $48.9 million and $123.0 million, respectively, with diluted income per share for these years of $0.04, $0.17 and $0.44, respectively.

(2)	All share and per share amounts reflect eBay’s historical stock splits in all periods presented.

eBay Selected Financial Data (Continued)

	December 31,
						June 30,
	1997	1998	1999	2000	2001	2002

	(in thousands)
						(unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,109	$37,285	$221,801	$201,873	$523,969	$616,867
Short-term investments	—	40,401	181,086	354,166	199,450	121,651
Long-term investments	—	—	373,988	218,197	286,998	412,969
Restricted cash and investments	—	—	—	126,390	129,614	129,963
Working capital	(1,881)	72,934	372,266	538,022	703,666	724,365
Total assets	62,350	149,536	969,825	1,182,403	1,678,529	1,970,023
Long-term debt	16,307	18,361	15,018	11,404	12,008	9,808
Total stockholders’ equity	9,722	100,538	854,129	1,013,760	1,429,138	1,696,103

eBay

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

      The following unaudited pro forma condensed combined financial information gives effect to the proposed merger between eBay and PayPal using the purchase method. The information is only a summary and should be read together with eBay’s and PayPal’s historical financial statements. eBay’s historical consolidated financial statements and related notes are contained in eBay’s Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” on page 167. PayPal’s historical consolidated financial statements and related notes are included elsewhere in this proxy statement/prospectus beginning on page F-1.

      Pro forma information is based on an exchange ratio for the merger of 0.39 of a share of eBay common stock for each share of PayPal common stock. The actual number of shares of eBay common stock to be issued in the proposed merger and the total purchase price cannot be determined until the closing date of the merger. The unaudited pro forma condensed combined financial information was prepared based on the number of shares of PayPal common stock outstanding on June 30, 2002.

      The unaudited pro forma condensed combined balance sheet is based on the historical balance sheets of eBay and PayPal and has been prepared to reflect the acquisition as if it had been consummated on June 30, 2002. The unaudited pro forma condensed combined statements of income combine the results of operations of eBay and PayPal for the year ended December 31, 2001 and the six months ended June 30, 2002, as if the acquisition had occurred on January 1, 2001.

      The pro forma adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. The unaudited pro forma condensed combined financial information is not intended to represent what eBay’s financial position or results of operations would actually have been if the acquisition had occurred on those dates or to project eBay’s financial position or results of operations for any future period. Since eBay and PayPal were not under common control or management for any period presented, the unaudited pro forma condensed combined financial results may not be comparable to, or indicative of, future performance.

      Reclassifications have been made to the PayPal historical balance sheet and income statement information previously reported by PayPal to conform to eBay’s presentation.

      Upon completion of the merger, eBay intends to discontinue PayPal’s current business operations related to payment processing transactions for merchants involved in online gambling activities. Approximately 8% of PayPal’s revenues were derived from those types of transactions in the six-month period ended June 30, 2002. The unaudited pro forma condensed combined financial information included in this proxy statement/ prospectus does not include any adjustments for eBay’s intended discontinuation of PayPal’s current business operations related to payment processing transactions for merchants involved in online gambling activities.

      We cannot assure you that eBay and PayPal will not incur charges in excess of those included in the pro forma preliminary purchase price related to the merger or that management will be successful in its efforts to integrate the operations of the companies.

      The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus does not include any adjustments for liabilities resulting from integration planning. Management of eBay is assessing the costs associated with integration and estimates of related costs are not yet known.

eBay

Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical	Historical
	eBay	PayPal
	June 30,	June 30,	Pro Forma		Pro Forma
	2002	2002	Adjustments		Combined

	(in thousands)
Assets
Current assets:
Cash and cash equivalents — corporate	$616,867	$68,403	$—		$685,270
Cash and cash equivalents — customer accounts	—	33,911	—		33,911
Short-term investments	121,651	800	—		122,451
Restricted cash, current portion	—	22,947	—		22,947
Accounts receivable, net	128,769	—	—		128,769
Funds receivable	—	54,106	—		54,106
Other current assets	70,299	7,838	—		78,137

Total current assets	937,586	188,005	—		1,125,591
Long-term investments	412,969	41,988	—		454,957
Restricted cash and investments	129,963	7,657	—		137,620
Property and equipment, net	187,055	21,021	—		208,076
Goodwill	252,891	15,552	(15,552	)(c)	1,481,711
			1,228,820	(a)
Intangible assets, net	11,089	—	230,000	(a)	241,089
Deferred tax assets	23,520	—	—		23,520
Other assets	14,950	1,020	—		15,970

	$1,970,023	$275,243	$1,443,268		$3,688,534

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$36,531	$535	—		$37,066
Due to customers	—	70,087	—		70,087
Funds payable	—	16,077	—		16,077
Accrued expenses and other current liabilities	116,025	21,801	18,000	(a)	155,826
Deferred revenue and customer advances	22,373	—	—		22,373
Short-term debt	14,974	—	—		14,974
Income taxes payable	23,318	—	—		23,318

Total current liabilities	213,221	108,500	18,000		339,721
Long-term debt	9,808	6,526	—		16,334
Other liabilities	20,421	—	92,000	(a)	112,421
Minority interests	30,470	—	—		30,470

	273,920	115,026	110,000		498,946

Stockholders’ equity:
Common Stock	282	61	(61	)(b)	306
			24	(a)
Additional paid-in capital	1,406,083	466,248	(466,248	)(b)	2,929,544
			1,523,461	(a)
Unearned stock-based compensation	(692)	(23,039)	23,039	(b)	(30,692)
			(30,000	)(a)
Retained earnings (deficit)	266,475	(281,517)	281,517	(b)	266,475
Stockholder notes	—	(1,960)	1,960	(b)	—
Accumulated other comprehensive income	23,955	424	(424	)(b)	23,955

Total stockholders’ equity	1,696,103	160,217	1,333,268		3,189,588

	$1,970,023	$275,243	$1,443,268		$3,688,534

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

eBay

Unaudited Pro Forma Condensed Combined Statement of Income

	Year Ended December 31, 2001

	Historical	Historical	Pro Forma		Pro Forma
	eBay	PayPal	Adjustments		Combined

	(in thousands, except per share data)
Net revenues	$748,821	$103,715	$—		$852,536
Cost of net revenues	134,816	78,175	933	(d)	23,924

Gross profit	614,005	25,540	(933)		638,612

Operating expenses:
Sales and marketing	253,474	4,822	1,866	(d)	260,162
Product development	75,288	16,607	4,665	(d)	96,560
General and administrative	105,784	49,834	8,086	(d)	163,704
Payroll expense on employee stock options	2,442	—	—		2,442
Amortization of acquired intangible assets	36,591	65,661	(65,661	)(c)	72,115
			35,524	(a)

Total operating expenses	473,579	136,924	(15,520)		594,983

Income (loss) from operations	140,426	(111,384)	14,587		43,629
Interest and other income (expense), net	41,613	3,582	—		45,195
Interest expense	(2,851)	—	—		(2,851)
Impairment of certain equity investments	(16,245)	—	—		(16,245)

Income (loss) before income taxes and minority interests	162,943	(107,802)	14,587		69,728
Provision for income taxes	(80,009)	—	37,460	(e)	(42,549)
Minority interest in consolidated companies	7,514	—	—		7,514

Net income (loss)	$90,448	$(107,802)	$52,047		$34,693

Net income per share:
Basic	$0.34				$0.12

Diluted	$0.32				$0.11

Weighted average shares:
Basic	268,971		23,662	(f)	292,633

Diluted	280,595		25,521	(f)	306,116

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

eBay

Unaudited Pro Forma Condensed Combined Statement of Income

	Six Months Ended June 30, 2002

	Historical	Historical	Pro Forma		Pro Forma
	eBay	PayPal	Adjustments		Combined

	(in thousands, except per share data)
Net revenues	$511,393	$102,533	$—		$613,926
Cost of net revenues	85,838	53,711	803	(d)	140,352

Gross profit	425,555	48,822	(803)		473,574

Operating expenses:
Sales and marketing	152,908	2,210	636	(d)	155,754
Product development	48,653	8,536	1,849	(d)	59,038
General and administrative	69,089	37,067	3,490	(d)	109,646
Payroll expense on employee stock options	2,110	—	—		2,110
Amortization of acquired intangible assets	2,638	864	(864	)(c)	20,400
			17,762	(a)

Total operating expenses	275,398	48,677	22,873		346,948

Income (loss) from operations	150,157	145	(23,676)		126,626
Interest and other income (expense), net	16,388	1,871	—		18,259
Interest expense	(1,383)	—	—		(1,383)
Impairment of certain equity investments	(1,181)	—	—		(1,181)

Income (loss) before income taxes and minority interests	163,981	2,016	(23,676)		142,321
Provision for income taxes	(62,697)	(256)	8,640	(e)	(54,313)
Minority interest in consolidated companies	608	—	—		608

Net income (loss)	$101,892	$1,760	$(15,036)		$88,616

Net income per share:
Basic	$0.36				$0.29

Diluted	$0.36				$0.29

Weighted average shares:
Basic	279,525		23,662	(f)	303,187

Diluted	285,142		25,521	(f)	310,663

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to eBay Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Pro Forma Adjustments and Assumptions

      The measurement date to determine the final purchase price of the proposed merger has not occurred. The pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

      Reclassifications have been made to the PayPal historical balance sheet and income statement information previously reported by PayPal to conform to eBay’s presentation. PayPal’s transaction processing expense is presented by eBay as a component of cost of revenues. The provision for transaction losses is presented as a component of general and administrative expense. Customer service and operations expense is presented as components of cost of net revenues and general and administrative expense with the allocation based on the nature of the costs incurred. Selling, general and administrative expense is presented as a component of selling and marketing expense and general and administrative expense with the allocation based on the nature of the costs incurred. Stock-based compensation is presented as a component of cost of revenues, sales and marketing expense, product development expense, and general and administrative expense with the allocation based on the job responsibility of the individual employees associated with the cost. Non-recurring charges are recorded as a component of general and administrative expense.

(a)	The preliminary purchase price reflects the assumed issuance of 23,662,000 shares of eBay common stock to PayPal stockholders using an exchange ratio of 0.39, based on the shares of PayPal common stock outstanding on June 30, 2002. The fair value of eBay common stock assumed to be issued is based on a per share value of $59.50, which is equal to eBay’s average closing share price for the five trading days ended July 5, 2002 as reported on the Nasdaq National Market. For the purposes of determining the fair value of the options assumed, eBay also used the $59.50 per share average closing price for the five days ended July 5, 2002. For purposes of the pro forma financial information, the following table presents the preliminary purchase price.

      Preliminary purchase price (in thousands):

Fair value of eBay common stock to be issued	$1,407,871
Estimated fair value of PayPal options to be assumed	115,614
Estimated acquisition-related costs	18,000

Aggregate purchase price	$1,541,485

      The actual number of shares of eBay common stock to be issued and PayPal options to be assumed will be based on the actual number of shares of PayPal common stock and options outstanding at the closing date.

      The estimated acquisition-related costs consist primarily of investment banking, legal and accounting fees, printing costs and other external costs directly related to the acquisition.

      The following represents the preliminary allocation of the aggregate purchase price to the acquired net assets of PayPay and based on PayPal’s net assets as of June 30, 2002.

      Preliminary purchase price allocation (in thousands):

Net tangible assets	$144,665
Identifiable intangible assets	230,000
Deferred tax liability	(92,000)
Unearned stock-based compensation	30,000
Goodwill	1,228,820

Aggregate purchase price	$1,541,485

      Net tangible assets were valued at their respective carrying amounts as management believes that these amounts approximate their current fair values. PayPal’s net tangible assets total $144.7 million as of June 30, 2002, and exclude goodwill and other intangible assets of $15.6 million.

      Management valued the identifiable intangible assets acquired using a preliminary valuation performed by an independent appraiser. Identifiable intangible assets consist of user base, trade name and developed technology totaling $148 million, $68 million and $14 million, respectively. Amortization of acquired intangible assets has been provided over the following estimated useful lives: user base — seven years; trade name — seven years; and existing technology — three years. This allocation will result in annual amortization of approximately $21 million for user base, $10 million for trade name and $5 million for existing technology.

      The $30 million of unearned stock-based compensation represents the unearned portion, as of June 30, 2002, of the intrinsic value of PayPal’s unvested common stock options to be assumed in the proposed merger. For purposes of purchase price allocation, PayPal’s outstanding options that will vest solely as a result of the proposed merger are deemed to be vested as of June 30, 2002. The unearned stock-based compensation relating to the unvested options is being amortized on an accelerated basis over the remaining vesting period of less than one to three years, consistent with the graded vesting approach described in FASB Interpretation No. 28.

      Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets. The unaudited pro forma condensed combined statement of operations does not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in Financial Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets.

      If eBay had adopted the provisions of SFAS No. 142 on January 1, 2001, eBay goodwill amortization of $32.6 million would not have been reflected in the unaudited pro forma condensed combined statement of income and the pro forma income and diluted pro forma income per share would have been $67.3 million and $0.22, respectively.

(b)	To eliminate PayPal’s stockholders’ equity.
(c)	To eliminate PayPal’s capitalized goodwill and other intangible assets aggregating $15.6 million at June 30, 2002 and related amortization of $65.7 million and $864,000 for the year ended December 31, 2001 and the six-month period ended June 30, 2002, respectively.
(d)	To amortize unearned stock-based compensation resulting from the intrinsic value of PayPal’s unvested common stock options assumed in the proposed merger.
(e)	To provide for a blended statutory tax rate of 40% for the year ended December 31, 2001 and 38% for the six months ended June 30, 2002, adjusted for non-deductible expenses.
(f)	Basic net income per share is calculated by dividing the net income for the period by the weighted average common shares outstanding for the period, inclusive of the assumed 23,662,000 shares for issuance in this proposed acquisition. Weighted average common shares outstanding for the diluted net income per share calculation includes the assumed 23,662,000 shares for issuance in this proposed acquisition and employee stock options determined using the treasury stock method, of 1.9 million for the year ended December 31, 2001 and 1.9 million for the six months ended June 30, 2002.

Comparative Historical and Pro Forma Per Share Data

      The following tables set forth certain historical per share data of eBay and PayPal and combined per share data on an unaudited pro forma basis after giving effect to the merger using the purchase method of accounting assuming 0.39 of a share of eBay common stock is used in exchange for each share of PayPal common stock. The following data should be read in conjunction with the separate historical consolidated financial statements of eBay incorporated by reference into this proxy statement/ prospectus and the historical consolidated financial statements of PayPal included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. All per share information has been restated, as applicable, for stock splits, as discussed in PayPal’s consolidated financial statements and notes thereto. No cash dividends have ever been declared or paid on eBay or PayPal common stock.

	eBay		PayPal

Net income per share (diluted):		Net income (loss) per share (diluted):
Six months ended June 30, 2002	$0.36	Six months ended June 30, 2002	$0.03
Year ended December 31, 2001	$0.32	Year ended December 31, 2001	$(16.39)
Book value per share(1):		Book value (deficit) per share(1):
June 30, 2002	$6.02	June 30, 2002	$2.64
December 31, 2001	$5.15	December 31, 2001	$(17.99)

	eBay	PayPal Equivalent
	Pro Forma Combined	Pro Forma Combined(2)

Net income per share (diluted):
Six months ended June 30, 2002	$0.29	$0.11
Year ended December 31, 2001	$0.11	$0.04
Book value per share(1):
June 30, 2002	$10.45	$4.08

(1)	Historical book value per share is computed by dividing stockholders’ equity by the number of shares of eBay or PayPal common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of eBay common stock outstanding at the end of each period.

(2)	The PayPal equivalent pro forma combined per share amounts are calculated by multiplying eBay combined pro forma share amounts by the exchange ratio in the merger of 0.39 of a share of eBay common stock for each share of PayPal common stock.

Comparative Per Share Market Price Data

      PayPal common stock has traded on the Nasdaq National Market under the symbol “PYPL” since February 15, 2002, which was the date of its initial public offering. eBay common stock is traded on the Nasdaq National Market under the symbol “EBAY”.

      The following table shows, for the calendar quarters indicated, the high and low sale prices per share, adjusted for stock splits and the like, of PayPal common stock and eBay common stock as reported on the Nasdaq National Market.

	PayPal		eBay
	common stock		common stock

Calendar Quarters	High	Low	High	Low

1999:
First Quarter	—	—	$88.69	$27.67
Second Quarter	—	—	117.00	63.34
Third Quarter	—	—	80.50	35.14
Fourth Quarter	—	—	93.00	62.25
2000:
First Quarter	—	—	127.50	58.69
Second Quarter	—	—	93.88	48.56
Third Quarter	—	—	77.56	43.50
Fourth Quarter	—	—	70.25	26.75
2001:
First Quarter	—	—	55.13	28.44
Second Quarter	—	—	71.30	29.25
Third Quarter	—	—	70.20	40.48
Fourth Quarter	—	—	72.74	44.00
2002:
First Quarter	$22.44	$12.00	69.50	48.85
Second Quarter	30.48	17.50	64.10	49.25
Third Quarter (through August 5, 2002)	23.68	18.50	62.47	51.05

      The following table shows the closing sale prices per share of PayPal common stock and eBay common stock each as reported on the Nasdaq National Market on:

•	July 5, 2002, the business day preceding public announcement that eBay and PayPal had entered into the merger agreement; and

•	, 2002, the last full trading day for which closing prices were available as of the date of this proxy statement/prospectus.

The table also includes the equivalent price per share of PayPal common stock on those dates. This equivalent per share price reflects the value of the eBay common stock you would receive for each share of your PayPal common stock if the merger were completed on either of those dates applying the exchange ratio of 0.39 of a share of eBay common stock for each share of PayPal common stock and using the closing sale price of eBay common stock on those dates.

Equivalent price per
	PayPal	eBay	share of PayPal
	common stock	common stock	common stock

July 5, 2002	$20.00	$60.55	$23.61
, 2002	$	$	$

      The above table only shows historical comparisons. The specific dollar value of the eBay common stock that you will receive upon completion of the merger will depend on the market value of eBay common stock at the time of completion of the merger. Accordingly, these comparisons may not provide you with meaningful information in determining whether to approve and adopt the merger agreement and approve the merger. You are urged to obtain current market quotations because the market price of eBay common stock may increase or decrease before the completion of the merger. You should also review carefully the other information contained in or incorporated by reference into this proxy statement/prospectus.

      As of the record date, there were approximately                     holders of record of PayPal common stock.

Dividend Data

      Neither eBay nor PayPal has ever declared or paid a cash dividend on its common stock. eBay and PayPal currently intend to retain any future earnings to fund the growth and development of their businesses and do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors

      By voting in favor of the proposal to approve and adopt the merger agreement and approve the merger, you will be choosing to invest in eBay common stock. An investment in eBay common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve and adopt the merger agreement and approve the merger.

Risks Related to the Merger

As a PayPal Stockholder, If the Merger Is Completed You Will Receive 0.39 of a Share of eBay Common Stock for Each Share of PayPal Common Stock Despite Changes in the Market Value of PayPal Common Stock or eBay Common Stock.

      Upon completion of the merger, each share of PayPal common stock will be exchanged for 0.39 of a share of eBay common stock. There will be no adjustment for changes in the market price of either PayPal common stock or eBay common stock. Accordingly, the specific dollar value of the eBay common stock that you will receive upon completion of the merger will depend on the market value of eBay common stock at the time of completion of the merger. The merger may not be completed immediately following the special meeting of PayPal stockholders if all regulatory approvals have not yet been obtained and other conditions have not been satisfied or waived. We cannot assure you that the value of the eBay common stock that you will receive in the merger will not decline prior to or after the merger.

      The shares of PayPal common stock purchased in PayPal’s initial public offering and secondary offering are generally not subject to any contractual transfer restrictions and may be sold at any time prior to completion of the merger. In addition, a significant number of shares of PayPal common stock are expected to become available for sale upon the expiration of various lock-up agreements. The following table sets forth information about the expiration of these lock-up agreements.

	Approximate	Approximate
	Number of	Percentage of
	Shares of PayPal	Outstanding
	Common Stock	PayPal
	Eligible for	Common
Relevant Dates	Future Sale	Stock	Comment

On the date of this proxy statement/prospectus	14,418,184	23.56%	Freely tradeable shares sold in PayPal’s initial public offering and secondary offering and shares saleable under Rules 144, 144(k) and 701 of the Securities Act
August 14, 2002	27,041,777	44.19%	Shares subject to lock-up agreements entered into in connection with PayPal’s initial public offering are released (excludes shares that are subject to other contractual transfer restrictions)
November 13, 2002	2,671,925	4.4%	Shares subject to lock-up agreements entered into in connection with PayPal’s secondary offering are released (excludes shares that are subject to transfer restrictions under stockholders agreements with eBay)
Later of the PayPal special meeting and November 13, 2002	5,196,851	8.4%	A portion of the shares subject to transfer restrictions under the stockholders agreements are released

An additional 11,854,336 shares of PayPal common stock will not become available for sale until after the merger is completed or the merger agreement is terminated.

      Future sales of substantial amounts of PayPal common stock in the public market, or the availability of such shares for sale, including shares issued upon the exercise of outstanding options, could adversely affect the market price of PayPal common stock and eBay common stock.

We May Be Unable to Obtain the Required Regulatory Approvals for Completing the Merger.

      As a condition to the obligations of eBay and PayPal to complete the merger, the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, must have expired or been terminated. On July 18, 2002, eBay and PayPal filed their respective Pre-Merger Notification and Report Forms with the Department of Justice, or DOJ, and the Federal Trade Commission, or FTC, under the HSR Act. eBay and PayPal have been advised that the DOJ will be the agency responsible for reviewing the merger. On July 12, 2002, eBay and PayPal received an informal request for information and documents from the DOJ and commenced collecting responsive information for the DOJ on a voluntary basis. In addition, representatives of eBay and PayPal have met with representatives of the DOJ to discuss the rationale behind, and answer questions relating to, the merger. The 30-day HSR Act waiting period expires on August 19, 2002, unless extended. If the DOJ were formally to request additional information or documentary material from eBay and PayPal, the waiting period would expire 30 days after the date of substantial compliance by eBay and PayPal with such request. Prior to entering into the merger agreement, representatives of PayPal submitted information and documentary material to, and met with, the DOJ and the FTC alleging that some of eBay’s business practices were anticompetitive and harmful to PayPal. PayPal’s most recent submission relating to this issue was on June 19, 2002 to the DOJ. There can be no assurance that the DOJ will not seek to enjoin the merger before the applicable waiting period expires. On August 1, 2002, pursuant to Germany’s Act Against Restraints on Competition, eBay and PayPal jointly notified the German Cartel Office of the proposed merger. eBay and PayPal jointly notified the Brazilian antitrust authorities of the proposed merger on July 26, 2002. eBay and PayPal will also make filings in other jurisdictions if those filings are required. At any time before or after the merger, the DOJ, FTC or other national antitrust agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including the DOJ seeking to enjoin the merger or the DOJ, FTC or other national antitrust agencies seeking changes or restrictions in the operations of any of the assets or business of eBay or PayPal or their affiliates after the merger has closed. The combined company may be required to agree to necessary operating restrictions, before or after receipt of PayPal stockholder approval, in order to complete the merger or to assure that governmental authorities do not seek to block the merger. No additional PayPal stockholder approval is expected to be required or sought for any decision by eBay or PayPal, after the special meeting of PayPal stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and PayPal stockholder approval will not be sought unless such stockholder approval is required to approve such terms and conditions under applicable law. Even if regulatory approvals are obtained, any federal, state or foreign governmental entity or any private person may challenge the merger at any time before or after its completion.

PayPal Executive Officers and Directors Have Interests that May Influence, or Even Obligate Them to Support and Approve the Merger.

      Some of the directors and executive officers of PayPal will receive continuing indemnification against liabilities and have PayPal restricted stock, stock options and employment agreements that provide them with interests in the merger, such as accelerated vesting of restricted stock and stock options upon completion of the merger, that are different from, or are in addition to, your interests in the merger. As a result, these directors and officers may be more likely to vote to approve and adopt the merger agreement and approve the merger than if they did not have these interests. Some of these officers and directors have already agreed to vote in favor of the proposal to approve and adopt the merger agreement and approve the merger and will be released from certain transfer restrictions on their shares of PayPal common stock upon the approval and adoption of the merger agreement and approval of the merger. As of the close of business on the record date for the special meeting of PayPal stockholders at which the merger agreement will be presented and voted upon, these officers and directors beneficially owned approximately           % of all outstanding shares of PayPal common stock entitled to vote at the meeting. For a description of some of these interests, see the sections entitled “Interests of Certain Persons in the Merger”, “The Merger Agreement” and “Other Material Agreements Related to the Merger” beginning on page 82, page 85 and page 97, respectively, of this proxy statement/prospectus.

We Expect to Incur Significant Costs Associated with the Merger.

      eBay estimates that it will incur direct transaction costs of approximately $18 million associated with the merger, which will be included as part of the total purchase price. In addition, PayPal estimates that it will incur direct transaction costs of approximately $5 million which will be recognized as expenses as incurred. eBay and PayPal believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies.

Future Operating Results of the Combined Company Could Be Adversely Affected as a Result of Purchase Accounting Treatment and the Impact of Amortization and Impairment of Intangible Assets Relating to the Merger.

      In accordance with generally accepted accounting principles, eBay will account for the merger using the purchase method of accounting. Under the purchase method of accounting, eBay will record the fair value of the eBay common stock issued in connection with the merger, the fair value of the options to purchase PayPal common stock that become options to purchase eBay common stock and the amount of direct transaction costs as the cost of combining with PayPal. eBay will allocate the total purchase price to the individual assets acquired and liabilities assumed by eBay, including various identifiable intangible assets (such as user base, trade names and developed technology), based on their respective fair values at the date of the completion of the merger. eBay’s preliminary valuation of acquired intangible assets totaled $230 million and these amounts will be required to be amortized over their estimated useful lives, ranging from three to seven years. eBay expects that it will initially incur incremental charges for amortization of intangible assets of approximately $9 million per quarter. The purchase price will also be allocated to deferred compensation, based on the portion of the intrinsic value of the unvested PayPal options and restricted stock assumed by eBay to the extent that service is required after completion of the merger in order to vest. The preliminary amount allocated to deferred compensation totals $30 million and eBay expects that it will initially incur incremental charges for stock based compensation of approximately $4 million per quarter. Any excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired will be accounted for as goodwill. eBay will not be required to amortize goodwill against income but goodwill will be subject to periodic reviews for impairment. If eBay is required to recognize an impairment charge, the charge would negatively impact reported earnings in the period of the charge.

The Market Price of the Shares of eBay Common Stock May Be Affected by Factors Different from Those Affecting the Shares of PayPal Common Stock.

      Upon completion of the merger, holders of PayPal common stock will become holders of eBay common stock. An investment in eBay common stock has different risks than an investment in PayPal common stock. Although eBay currently has operating subsidiaries that conduct online payment processing services, such subsidiaries generate a relatively small portion of eBay’s total revenues. Accordingly, eBay’s business, and the market price of eBay common stock, is affected by a variety of factors, only some of which apply to online payment processing services. Former holders of PayPal common stock will be subject to additional risks upon exchange of their shares of PayPal common stock for eBay common stock in the merger, some of which are described below under “— Risks Related to eBay and PayPal as a Combined Company After the Merger” on page 31. For a discussion of the businesses of eBay and PayPal, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” on page 167 and see the “Information About PayPal” section on page 100.

eBay Intends to Discontinue PayPal’s Transactions with Merchants Involved in Online Gambling Activities Which is Expected to Reduce PayPal’s Revenues and Profits and Affect the Comparability of PayPal’s Historical Financial Results to Anticipated Future Financial Results of the Combined Company.

      Upon completion of the merger, eBay intends to discontinue PayPal’s current business operations relating to payment processing transactions for merchants involved in online gambling activities. Approximately 8% of PayPal’s revenues were derived from those types of transactions in the six-month period ended June 30, 2002. Because PayPal will no longer derive revenues from these transactions after the merger has been completed, a comparison of PayPal’s pre-merger financial results to the combined company’s post-merger financial results should take into account the loss of revenues from these transactions.

      On July 9, 2002, PayPal was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, PayPal’s transactions with merchants involved in online gambling activities. The stated purpose of the subpoena is to assist the Attorney General in determining whether an action or proceeding should be instituted against PayPal. On July 25, 2002, PayPal met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and PayPal are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against PayPal by the Attorney General. PayPal intends to continue to cooperate fully with the Attorney General in this matter.

      PayPal has also received federal grand jury subpoenas dated July 24, 2002, issued at the request of the United States Attorney for the Eastern District of Missouri. These two subpoenas seek the production of documents related to online gambling activities. PayPal intends to cooperate fully with the United States Attorney’s office in this matter.

Risks Related to PayPal if the Merger Is Not Completed

If the Merger is Not Completed, the Price of PayPal Common Stock and Future Business and Operations Could Be Harmed.

      If the merger is not completed, PayPal may be subject to the following material risks, among others:

•	PayPal may not be able to find a party willing to pay an equivalent or more attractive exchange ratio than the ratio offered by eBay;

•	PayPal may be required to pay eBay a termination fee of $5,000,000 or $45,000,000 and reimburse eBay’s expenses, as described on page 96;

•	the price of PayPal common stock may decline to the extent that the current market price of PayPal common stock reflects an assumption that the merger will be completed;

•	PayPal’s costs related to the merger, such as legal, accounting and some of its financial advisory fees, must be paid even if the merger is not completed;

•	PayPal would not realize the benefits it expects by being part of a combined company with eBay, as well as the potentially enhanced financial position as a result of being part of the combined company;

•	the diversion of management attention from PayPal’s day-to-day business and the unavoidable disruption to its employees and its relationships with users and partners as a result of efforts and uncertainties relating to PayPal’s anticipated merger with eBay may detract from PayPal’s ability to grow revenues and minimize costs, which, in turn may lead to a loss of market position that PayPal could be unable to regain if the merger does not occur; and

•	PayPal may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Stockholders May Sell Substantial Amounts of PayPal Common Stock on the Public Market, Which Is Likely to Depress the Price of PayPal Common Stock.

      A significant number of shares of PayPal common stock may be sold at any time prior to the merger, as discussed on page 26. Any substantial sales of PayPal common stock on the public market by current stockholders may cause the market price of PayPal common stock to decline.

      If PayPal’s current stockholders sell PayPal common stock in the public market prior to the merger, it is likely that arbitrageurs will acquire such shares. These arbitrageurs would likely sell all such shares on the public market immediately following any announcement, or anticipated announcement, that the merger with eBay failed, or will likely fail, to close for regulatory or other reasons, which, in turn would likely cause the market price of PayPal common stock to decline.

      In addition to the other negative effects on PayPal, all such sales of PayPal common stock might make it more difficult for PayPal to sell equity or equity-related securities in the future if the merger with eBay is not completed.

The Delay in Closing the Planned Merger Could Have an Adverse Effect on PayPal’s Revenues in the Near-term.

      To the extent a prolonged delay in completing the planned merger creates uncertainty among PayPal’s users, such delay could have an adverse effect on PayPal’s results of operations, and quarterly revenues could be substantially below the expectations of market analysts and could cause a reduction in the stock price of PayPal common stock. In addition, eBay has announced that it plans to phase out PayPal’s processing of payments for online gambling merchants after the merger is completed as a result of the uncertain regulatory environment surrounding online gambling. As a result of this announcement, PayPal may lose significant revenues in the near-term associated with online gambling merchants seeking alternatives to PayPal’s product prior to the merger or arising out of the uncertainty of how long PayPal may continue to process payments for online gambling merchants.

If the Merger Is Not Completed, a Number of Factors May Continue to Cause PayPal’s Actual Results, Levels of Activity, Performance or Achievements to Differ Materially from Any Future Results, Levels of Activity, Performance or Achievements.

      The risks associated with the combined company if the merger is completed are described below under “— Risks Related to eBay and PayPal as a Combined Company After the Merger.” If the merger is not completed, PayPal expects to continue to operate its business substantially as presently operated. Accordingly, a number of factors may continue to cause PayPal’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements. In addition to the factors described below under “— Risks Related to PayPal’s Business Prior to and After the Merger”, these factors include without limitation the following:

•	PayPal might not implement successfully strategies to increase adoption of its electronic payment methods, which would limit PayPal’s growth and cause its stock price to decline.

•	PayPal depends on online auction transactions for a significant percentage of its payment volume. If PayPal’s ability to process payments for online auctions is impaired, PayPal’s financial results and growth prospects would be affected significantly and negatively.

•	PayPal faces strong competitors and its industry is evolving rapidly. If PayPal does not compete effectively, the demand for its product may decline, and its business would suffer.

•	PayPal has a limited operating history and may not continue to be profitable. If PayPal were unable to maintain profitability, its stock price would decline.

•	Changes to credit card association rules or practices could negatively affect PayPal’s service and, if it does not comply with the rules, could result in a termination of PayPal’s ability to accept credit cards. If PayPal were unable to accept credit cards, its competitive position would be seriously damaged.

•	PayPal relies on financial institutions, including several current or potential competitors, to process its payment transactions. Should any of these institutions decide to stop processing PayPal’s payment transactions, its business could suffer.

•	Customer complaints or negative publicity about PayPal’s customer service could affect use of its product adversely and, as a result, PayPal’s business could suffer.

•	PayPal may experience breakdowns in its payment processing system that could damage customer relations and expose PayPal to liability, which could affect adversely its ability to provide reliable service.

•	PayPal relies on its customers for distribution of its product, and this method of distribution may not meet its goals. If PayPal’s customers stop using its product, PayPal’s business would suffer.

•	PayPal’s inability to manage growth could affect its business adversely and harm its ability to become profitable.

•	PayPal’s quarterly operating results fluctuate and may not predict its future performance accurately. Variability in PayPal’s future performance could cause its stock price to fluctuate and decline.

•	PayPal may not protect its proprietary technology effectively, which would allow competitors to duplicate its products. This would make it more difficult for PayPal to compete with them.

•	PayPal’s product features may infringe claims of third-party patents, which could affect PayPal’s business and profitability adversely.

•	PayPal has limited experience competing in international markets. PayPal’s international expansion plans will expose it to greater political, intellectual property, regulatory, exchange rate fluctuation and other risks, which could harm its business.

      These factors are not exhaustive. Other sections of this proxy statement/prospectus may include additional factors that could adversely impact PayPal’s business and financial performance. Moreover, PayPal operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for PayPal’s management to predict all risk factors, nor can PayPal assess the impact of all factors on PayPal’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Risks Related to eBay and PayPal as a Combined Company After the Merger

      The risks and uncertainties described below are not the only ones facing eBay and PayPal as a combined company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the business operations of the combined company. If any of the following risks or such other risks actually occurs, our business could be harmed. When we use the terms “we”, “us”

or “our” in this section of the proxy statement/ prospectus, we mean eBay and PayPal as the combined company after the completion of the merger.

     Our Operating Results May Fluctuate.

      The operating results of eBay and PayPal have varied on a quarterly basis. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include the following:

•	our ability to retain an active user base, to attract new users who list items for sale, who purchase items through our service or who pay for goods or services using our service and to maintain customer satisfaction;

•	our ability to keep our websites operational and to manage the number of items listed on our service at a reasonable cost;

•	the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure;

•	foreign, federal, state or local government regulation, including investigations prompted by items improperly listed, sold or paid for by our users;

•	the success of our geographical and product expansion;

•	the introduction of new sites, services and products by us or our competitors;

•	volume, size, timing and completion rate of trades on our websites;

•	consumer willingness to consummate transactions with other users who are not known to them;

•	consumer confidence in the safety and security of transactions on our websites;

•	our ability to upgrade and develop our systems, infrastructure and customer service capabilities to accommodate growth at a reasonable cost;

•	our ability to integrate successfully and cost effectively and manage our acquisitions, including the acquisition of PayPal;

•	the cost and demand for advertising on our own websites;

•	technical difficulties or service interruptions involving our websites or services provided to our users by third parties (such as photo hosting or payments);

•	our ability to attract new personnel in a timely and effective manner;

•	our ability to retain key employees in both our online businesses and our acquisitions, including key employees of PayPal;

•	our ability to expand our product offerings involving fixed-price trading successfully;

•	the costs and results of litigation that involves us;

•	the results of regulatory decisions that affect us;

•	the risks relating to the operations of PayPal described in this section, especially risks relating to fraud, regulatory and credit card association actions, litigation and transactions with merchants involved in online gambling activities;

•	the timing, cost and availability of advertising in traditional media and on other websites and online services;

•	the timing of payments to us and of marketing and other expenses under existing and future contracts;

•	consumer trends and popularity of some categories of items;

•	the success of our brand building and marketing campaigns;

•	the continued financial strength of our commercial partners and technology suppliers;

•	the level of use of the Internet and online services;

•	increasing consumer acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on our websites; and

•	general economic conditions and those economic conditions specific to the Internet and e-commerce industries.

      Our limited operating history and the increased variety of services offered on our websites make it difficult for us to forecast the level or source of our revenues or earnings accurately. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. We do not have backlog, and a substantial portion of our net revenues each quarter come from transactions for items that are listed and sold during that quarter. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of eBay common stock would almost certainly decline.

We May Not Maintain Profitability.

      We believe that our continued profitability will depend in large part on our ability to do the following:

•	maintain sufficient transaction volume to attract buyers and sellers;

•	manage the costs of our business, including the costs associated with maintaining and developing our websites, customer support and international and product expansion;

•	increase our brand name awareness; and

•	provide our customers with superior community and trading experiences.

      We are investing heavily in marketing and promotion, customer support, further development of our websites, technology and operating infrastructure development. The costs of these investments are expected to remain significant into the future. In addition, many of our acquisitions require continuing investments in these areas and we have significant ongoing contractual commitments in some of these areas. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability. The existence of several larger and more established companies that are enabling online sales as well as other companies, some of whom do not charge for transactions on their sites and others who are facilitating trading through varied pricing formats (e.g., fixed-price, reverse auction, group buying) may limit our ability to raise user fees in response to declines in profitability. In addition, we are spending in advance of anticipated growth, which may also harm our profitability. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely upon our historical results as indications of our future performance.

Acquisitions Could Result in Dilution, Operating Difficulties and Other Harmful Consequences.

      eBay has acquired a number of businesses, including Half.com, Internet Auction, iBazar, HomesDirect.com and NeoCom and, if the merger is completed, PayPal. eBay expects to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, including interests in eBay’s existing subsidiaries and joint ventures. At any given time eBay may be engaged in discussions or negotiations with respect to one or more of such transactions. Any of such transactions could be material to eBay’s financial condition and results of operations. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction.

      The process of integrating any acquisition, including the acquisition of PayPal, may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time at both companies during the period of negotiation through closing and further diversion of such time after closing, as well as a shift of focus from operating the businesses to issues of integration and future products;

•	declining employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies; and

•	in some cases, the need to transition operations onto the existing eBay platform.

      Prior to the four acquisitions eBay made in the second quarter of 1999, eBay had almost no experience in managing this integration process. Many of the acquisitions made to date have involved either family-run companies or very early stage companies, which may worsen these integration issues. Foreign acquisitions involve special risks, including those related to integration of operations across different cultures, currency risks and the particular economic and regulatory risks associated with specific countries. Moreover, the anticipated benefits of any or all of our acquisitions may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

A Successful Integration of PayPal May be Difficult.

      While eBay has acquired smaller companies in the past, the acquisition of PayPal represents by far the largest acquisition by eBay to date. We expect that the process of integrating PayPal’s business into the eBay platform will be relatively difficult and will require significant attention from management. This may divert management’s attention from its focus on eBay’s principal business for an extended period of time. In addition, following the merger PayPal would continue to operate as an independent wholly-owned subsidiary of eBay with its own management. Because PayPal will be relatively independent, efficient cooperation between eBay and PayPal following the merger will be crucial for a successful integration of PayPal’s business into the eBay platform. In order to facilitate the integration of PayPal into eBay, we entered into employment agreements with certain key employees of PayPal pursuant to which these key employees have agreed to remain employed with PayPal for specified time periods. However, there can be no assurance that these key employees will not terminate their employment with PayPal before the expiration of their employment agreements or agree to continued employment with PayPal after the expiration of their employment agreements. For a more detailed discussion of the specific employment terms of these employment agreements, see “Other Material Agreements Relating to the Merger — eBay Employment Agreements” beginning on page 98. There can be no assurance that PayPal’s business will be integrated into the eBay platform in a timely and efficient manner or that any of the anticipated benefits of the merger, including those described in the section entitled “The Merger — eBay’s Reasons for the Merger”, will be realized. Failure to do so could materially harm the business and operating results of the combined company.

There Are Many Risks Associated with Our International Operations.

      In 1999, we acquired alando.de.ag, a leading online German trading platform, and began operations in the United Kingdom and, through a joint venture, in Australia. In the first quarter of 2000, we expanded into Japan and formally launched our localized Canadian operations. In October 2000, we launched our French site. In January 2001, we launched our Italian site. In February 2001, we completed our acquisition of a majority interest in Internet Auction, and in May 2001, we completed our acquisition of iBazar, a French company with online trading operations in eight countries, primarily in Europe. In April 2002, we completed our acquisition of NeoCom in Taiwan. In addition, we intend to expand PayPal’s business in selected international markets which will subject PayPal to more risk relating to international operations. Expansion into international markets requires management attention and resources. We have limited experience in localizing our service to conform to local cultures, standards and policies. In most countries, we will have to compete with local companies who understand the local market better than we do. We may not be successful in expanding into particular international markets or in generating revenues from foreign operations. For example, we recently withdrew from the Japanese market. Even if we are successful, the costs of operating new sites are expected to exceed our net revenues for at least 12 months in most countries. As we continue to expand internationally, we are subject to risks of doing business internationally, including the following:

•	regulatory requirements, including regulation of auctioneering, banking and money transmitting, that may limit or prevent the offering of our services in local jurisdictions, may prevent enforceable agreements between sellers and buyers, may prohibit certain categories of goods, may require special licensure or may limit the transfer of information between our foreign subsidiaries and ourselves;

•	legal uncertainty regarding liability for the listings of our users, including less Internet-friendly legal systems, unique local laws and lack of clear precedent or applicable law;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles, different accounting practices and problems in collecting accounts receivable;

•	local taxation of our fees or of transactions on our websites;

•	higher telecommunications and Internet service provider costs;

•	strong local competitors;

•	more stringent consumer and data protection laws;

•	cultural non-acceptance of online trading;

•	seasonal reductions in business activity;

•	potentially adverse tax consequences;

•	expenses associated with localizing our products, including offering customers the ability to transact business in major currencies in addition to the U.S. dollar;

•	laws and business practices that favor local competitors;

•	foreign currency restrictions and exchange rate fluctuations;

•	changes in a specific country’s or region’s political or economic conditions; and

•	differing intellectual property laws.

      Some of these factors may cause our international costs to exceed our domestic costs of doing business. To the extent we expand our international operations and have additional portions of our international revenues denominated in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable and risks relating to foreign currency exchange rate fluctuations.

Disputes Between Our South Korean Subsidiary, Internet Auction, and Credit Card Companies May Harm Our Operations in South Korea.

      The South Korean credit card companies providing payment services to our majority-owned South Korean subsidiary, Internet Auction, have experienced higher than anticipated delinquency rates on transactions carried out on the Internet Auction platform. Some of these delinquencies are related to fictitious transactions on Internet Auction and other South Korean Internet sites to enable users to receive cash advances on their credit cards that would not otherwise be permitted by the credit card companies. As of June 30, 2002, these credit card companies were withholding approximately 1.2 billion Won (about $1.0 million) as “collateral” against certain delinquent accounts, and had threatened to terminate their agreements with Internet Auction if matters were not resolved to their satisfaction. Internet Auction is currently in negotiations with the major credit card companies in South Korea to resolve this situation. Since the spring of 2001, Internet Auction has been implementing certain user verification and improved site-monitoring processes that it believes have substantially reduced this type of credit card misuse on its system. Due to the demands made by two credit card companies, Internet Auction entered into new agreements with these companies that could shift the risk of credit card misuse, nonpayment or chargeback by the purchaser to Internet Auction and formalize the ability of the credit card companies to withhold “collateral” against future delinquencies. The termination of its agreements with the credit card companies would adversely affect Internet Auction’s business and could adversely impact eBay’s business. Further, any settlement related to past transactions could adversely affect Internet Auction’s results of operations. Certain legislation recently enacted by the Korean National Assembly could make Internet Auction liable for credit card misuses by its users. If Internet Auction becomes liable for credit card misuse or payment delinquency by its users, Internet Auction may have to change its procedures and processes relating to payments, accept higher losses, or both, which could adversely affect its business and could thereby adversely affect our business.

Our Revenues from Third-Party Advertising and End-to-End Services Are Subject to Factors Beyond Our Control and Are Expected to Decrease.

      We are receiving revenues from end-to-end service providers and direct advertising promotions. These revenues may be affected by the financial condition of the parties with whom we have these relationships and by the success of online promotions generally. Recently, the pricing of online advertisements has deteriorated. Our direct advertising revenues are dependent in significant part on the performance of AOL’s sales force, over which we do not have control. Reduction in these revenues, whether due to the softening of the demand for online advertising in general or particular problems facing parties with whom we have commercial relationships, would adversely affect our results. At this time, we expect such revenues to decrease on an absolute basis in 2002 relative to 2001.

Problems with Third Parties Who Provide Services to Our Users Could Harm Us.

      A number of third parties provide services to our users, which indirectly benefit us. Such services include seller tools that automate and manage listings, merchant tools that manage listings and interface with inventory management software, photo hosting, payment processing and other services. In many cases we have contractual agreements with these companies, which may give us a direct financial interest in their success, while in other cases we have none. In either circumstance, financial, regulatory or other problems that prevent these companies from providing services to our users could reduce the number of listings on our websites or make completing transactions on our websites more difficult, and thereby harm our business.

Our Failure to Manage Growth Could Harm Us.

      We currently are experiencing a period of expansion in our headcount, facilities and infrastructure, and we anticipate that further expansion will be required to address potential growth in our customer base and number of listings as well as our expansion into new geographic areas, types of goods and alternative methods of sale. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. The areas that are put under strain by our growth include the following:

•	The Websites. We must constantly add new hardware, update software and add new engineering personnel to accommodate the increased use of our and our subsidiaries’ websites and the new products and features we are regularly introducing. This upgrade process is expensive, and the increased complexity of our websites increases the cost of additional enhancements. If we are unable to increase the capacity of our systems at least as fast as the growth in demand for this capacity, our websites may become unstable and may cease to operate for periods of time. We are commencing a significant multi-year project to enhance our current technical architecture. If this project is not successful, our business could be harmed. We have experienced periodic unscheduled downtime. Continued unscheduled downtime would harm our business and also could anger users of our websites and reduce future revenues.

•	Customer Support. We are expanding our customer support operations to accommodate the increased number of users and transactions on our websites and the increased level of trust and safety activity we provide worldwide. If we are unable to provide these operations in a cost-effective manner, users of our websites may have negative experiences, and current and future revenues could suffer, or our operating margins may decrease.

•	Customer Accounts. Our revenues are dependent on prompt and accurate billing processes. If we are unable to grow our transaction processing abilities to accommodate the increasing number of transactions that must be billed, our ability to collect revenue will be harmed.

      We must continue to hire, train and manage new employees at a rapid rate. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to improve our transaction processing, operational and financial systems, procedures and controls. This is a special challenge as we acquire new operations with different systems. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may be unable to hire, train, retain and manage required personnel or to identify and take advantage of existing and potential strategic relationships and market opportunities. The additional headcount and capital investments we are adding increases our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term.

Our Business May Be Harmed by the Listing or Sale by Our Users of Illegal Items.

      The law relating to the liability of providers of online services for the activities of their users on their service is currently unsettled. We are aware that certain goods, such as firearms, other weapons, adult material, tobacco products, alcohol and other goods that may be subject to regulation by local, state or federal authorities, have been listed and traded on our service. We may be unable to prevent the sale of unlawful goods, or the sale of goods in an unlawful manner, by users of our service, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our service. We have been subject to several lawsuits based upon such allegations. In order to reduce our exposure to this liability, we have prohibited the listing of certain items and increased the number of personnel reviewing questionable items. In the future, we may implement other protective measures that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods, could harm our business. In addition, we have received significant and continuing media attention relating to the listing or sale of unlawful goods on our websites. This negative publicity could damage our reputation and diminish the value of our brand name. It also could make users reluctant to continue to use our services.

We Are Subject to Intellectual Property and Other Litigation.

      On April 25, 2000, we were served with a lawsuit, Gentry et al. v. eBay, Inc. et al., filed in Superior Court in San Diego, California. The lawsuit was filed on behalf of a purported class of eBay users who purchased allegedly forged autographed sports memorabilia on eBay. The lawsuit claims we were negligent in permitting certain named (and other unnamed) defendants to sell allegedly forged autographed sports memorabilia on eBay. In addition, the lawsuit claims we violated California unfair competition law, and a section of the California Civil Code which prohibits “dealers” from selling sports memorabilia without a “Certificate of Authenticity.” The lawsuit seeks class action certification, compensatory damages, a civil penalty of ten times actual damages, interest, costs and fees and injunctive relief. On January 26, 2001, the court issued a ruling dismissing all claims against us in the lawsuit. The court ruled that our business falls within the safe harbor provisions of 47 USC 230, which grants Internet service providers such as eBay immunity from state claims based on the conduct of third parties. The court also noted that we were not a “dealer” under California law and thus not required to provide certificates of authenticity with autographs sold over our site by third parties. The plaintiffs appealed this ruling. A hearing on the plaintiff’s appeal of this ruling was held on April 10, 2002 and the appeals court upheld the trial court’s decision in our favor on June 26, 2002.

      On April 25, 2001, our European subsidiaries, eBay GmbH and eBay International AG, were sued by Montres Rolex S.A. and certain Rolex affiliates, or Rolex, in the regional court of Cologne, Germany. The suit has been moved to the regional court in Dusseldorf, Germany and is scheduled to be heard in September 2002. Rolex alleged that our subsidiaries were infringing Rolex’s trademarks as a result of users selling counterfeit Rolex watches through our German website. The suit also alleges unfair competition. Rolex is seeking an order forbidding the sale of Rolex watches on the website as well as damages. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

      On September 26, 2001, a complaint was filed by MercExchange LLC against us, our Half.com subsidiary and ReturnBuy, Inc. in the Eastern District of Virginia (No. 2:01-CV-736) alleging infringement of three patents (relating to online auction technology, multiple database searching and electronic consignment systems) and seeking a permanent injunction and damages (including treble damages for willful infringement). We have answered this complaint, denying the allegations, and, in April 2002, filed four motions for summary judgment with respect to various aspects of the case. On July 10, 2002, the court ruled that there are triable issues of fact with respect to two of our summary judgment motions and denied them, while postponing consideration of our remaining two motions. Trial is now scheduled for November 12, 2002. We believe that we have meritorious defenses and intend to defend ourselves vigorously. However, even if successful, our defense against this action will be costly and could divert our management’s time. If the plaintiff were to prevail on any of its claims, we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from practicing a significant part of our U.S. business. Any such results could materially harm our business.

      In connection with the proposed acquisition of PayPal, three purported class action complaints have been filed in the Court of Chancery in the State of Delaware in and for New Castle County by alleged stockholders of PayPal. Two additional purported class action complaints have been filed in the Superior Court of the State of California, County of Santa Clara, by alleged PayPal stockholders. These complaints name as defendants PayPal and each member of its board of directors as well as eBay. The complaints are purported class actions that allege, among other things, that eBay controls PayPal, the defendants have breached fiduciary duties they assertedly owed to PayPal’s stockholders in connection with PayPal entering into the merger agreement and the exchange ratio is unfair and inadequate. The plaintiffs in each lawsuit seek, among other things, an injunction against the consummation of the merger and an award of unspecified compensatory damages. We believe that each of the lawsuits is without merit and intend to defend ourselves vigorously.

      PayPal has been sued for patent infringement, including a suit by Tumbleweed Communications Corporation that is currently ongoing. If all or any portion of PayPal’s service were found to infringe a patent, we could be required to restructure our payment system, stop offering PayPal’s payment product altogether, or pay substantial damages or license fees to third party patent owners.

      Other third parties have from time to time claimed, and others may claim in the future that we have infringed their past, current or future intellectual property rights. We have in the past been forced to litigate such claims. We may become more vulnerable to such claims as the courts interpret laws such as the Digital Millennium Copyright Act and as we expand into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries like ourselves is less favorable. We expect that we will increasingly be subject to copyright and trademark infringement claims as the geographical reach of our services expands. We also expect that we will increasingly be subject to patent infringement claims as our services expand. We have been notified of several potential disputes. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays, require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

Our Business May Be Harmed by the Listing or Sale by Our Users of Pirated or Counterfeit Items.

      We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items listed or sold through our service by our users infringe third-party copyrights, trademarks and tradenames or other intellectual property rights. Although we have sought to work actively with the content community to eliminate infringing listings on our websites, some content owners have expressed the view that our efforts are insufficient. Content owners have been active in defending their rights against online companies, including eBay. Allegations of infringement of third-party intellectual property rights have in the past and may in the future result in litigation against us. Such litigation is costly for us, could result in increased costs of doing business through adverse judgment or settlement, could require us to change our business practices in expensive ways, or could otherwise harm our business. Litigation against other online companies could result in interpretations of the law that could also require us to change our business practices or otherwise increase our costs.

Our Business May Be Harmed by Fraudulent Activities on Our Websites.

      Our future success will depend largely upon sellers reliably delivering and accurately representing their listed goods and buyers paying the agreed purchase price. We have received in the past, and anticipate that we will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. In some cases, individuals have been arrested and convicted for fraudulent activities using our websites. While we can suspend the accounts of users who fail to fulfill their delivery obligations to other users, we do not have the ability to require users to make payments or deliver goods or otherwise make users whole other than through our limited buyer protection programs. Other than through these programs, we do not compensate users who believe they have been defrauded by other users. We also periodically receive complaints from buyers as to the quality of the goods purchased. Negative publicity generated as a result of fraudulent or deceptive conduct by users of our service could damage our reputation and diminish the value of our brand name. We expect to continue to receive requests from users requesting reimbursement or threatening or commencing legal action against us if no reimbursement is made. Our liability for these sorts of claims is only beginning to be clarified and may be higher in some non-U.S. jurisdictions than it is in the U.S. This sort of litigation could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments or could otherwise harm our business. In addition, affected users will likely complain to regulatory agencies who could take action against us, including imposing fines or seeking injunctions.

Government Inquiries May Lead to Charges or Penalties.

      On January 29, 1999, we received initial requests to produce certain records and information to the federal government relating to an investigation of possible illegal transactions in connection with our websites. We were informed that the inquiry includes an examination of our practices with respect to these transactions. We have continued to provide further information in connection with this ongoing inquiry. In order to protect the investigation, the court has ordered that no further public disclosures be made with respect to the matter.

      On July 9, 2002, PayPal was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, PayPal’s transactions with merchants involved in online gambling activities. The stated purpose of the subpoena is to assist the Attorney General in determining whether an action or proceeding should be instituted against PayPal. On July 25, 2002, PayPal met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and PayPal are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against PayPal by the Attorney General. PayPal intends to continue to cooperate fully with the Attorney General in this matter.

      PayPal has also received federal grand jury subpoenas dated July 24, 2002, issued at the request of the United States Attorney for the Eastern District of Missouri. These two subpoenas seek the production of documents related to online gambling activities. PayPal intends to cooperate fully with the United States Attorney’s office in this matter.

      Should these or any other investigations lead to civil or criminal charges against us, we would likely be harmed by negative publicity, the costs of litigation, the diversion of management time and other negative effects, even if we ultimately prevail. Our business would suffer if we were not to prevail in any actions like these. Even the process of providing records and information can be expensive, time consuming and result in the diversion of management attention.

      A large number of transactions occur on our websites. We believe that government regulators have received a substantial number of consumer complaints about us, which, while small as a percentage of our total transactions, are large in aggregate numbers. As a result, we have from time to time been contacted by various foreign, federal, state and local regulatory agencies and been told that they have questions with respect to the adequacy of the steps we take to protect our users from fraud. We are likely to receive additional inquiries from regulatory agencies in the future, which may lead to action against us. We have responded to all inquiries from regulatory agencies by describing our current and planned antifraud efforts. If one or more of these agencies is not satisfied with our response to current or future inquiries, the resultant investigations and potential fines or other penalties could harm our business.

      We are subject to laws relating to the use and transfer of personally identifiable information about our users and their transfers, especially outside of the U.S. Violation of these laws, which in many cases apply not only to third-party transfers but also to transfers of information between ourselves and our subsidiaries, and between ourselves, our subsidiaries and our commercial partners could subject us to significant penalties and negative publicity and could adversely affect us.

Third Parties or Governmental Agencies May View Our Behavior as Anti-Competitive.

      Third parties, including PayPal, have in the past and may in the future allege that actions taken by us violate the antitrust or competition laws of the U.S. or other countries, or otherwise constitute unfair competition. Such claims typically are very expensive to defend, involve negative publicity and diversion of management time and effort and could result in significant judgments against us, all of which would adversely affect us.

      We have provided information to the Antitrust Division of the Department of Justice in connection with an inquiry into our conduct with respect to “auction aggregators” including our licensing program and a previously settled lawsuit against Bidder’s Edge. Although the Antitrust Division has closed this inquiry, if the Department of Justice or any other antitrust agency were to open other investigations of our activities, we would likely be harmed by negative publicity, the costs of the action, possible private antitrust lawsuits, the diversion of management time and effort and penalties we might suffer if we ultimately were not to prevail. For a discussion of antitrust matters relating to the merger, see “— Risks

Related to the Merger — We May Be Unable to Obtain the Required Regulatory Approvals for Completing the Merger” above.

Some of Our Businesses Are Subject to Regulation and Others May Be in the Future.

      Kruse is subject to regulation in some jurisdictions governing the manner in which live auctions are conducted. It is required to obtain licenses in these jurisdictions with respect to its business or to permit the sale of specific categories of items (e.g., automobiles and real estate). These licenses generally must be renewed regularly and are subject to revocation for violation of law, violation of the regulations governing auctions in general or the sale of the particular item and other events. If Kruse were unable to renew a license or had a license revoked, its business would be harmed. In addition, changes to the regulations or the licensure requirements could increase the complexity and the cost of doing auctions, thereby harming us.

      As our activities and the types of goods listed on our site expand, state regulatory agencies may claim that we are subject to licensure in their jurisdiction, either with respect to our services in general, or in order to sell certain types of goods (e.g., real estate, boats, automobiles). We are currently subject to potential regulation under the Office of Banks and Real Estate, or OBRE, in Illinois concerning the applicability of the Illinois Auction law to our services. We are working with OBRE to determine the scope of its regulatory efforts. Regulatory and licensure claims could result in costly litigation or could require us to change our manner of doing business in ways that increase our costs or reduce our revenues or force us to prohibit listings of certain items for some locations. We could also be subject to fines or other penalties. Any of these outcomes could harm our business.

      As we have expanded internationally, we have become subject to additional regulations, including regulations on the transmission of personal information. These laws may require costly changes to our business practices. If we are found to have violated any of these laws, we could be subject to fines or penalties, and our business could be harmed.

      Until Billpoint’s operations are phased out, Billpoint will be subject to many of the risks relating to PayPal which are described under “— Risks Related to PayPal’s Business Prior to and After the Merger” beginning on page 52.

Our Business May Be Subject to Sales and Other Taxes.

      We do not collect sales or other similar taxes on goods or services sold by users through our service. One or more states or any foreign country may seek to impose VAT or sales or use tax collection or record-keeping obligations on companies such as ours that engage in or facilitate online commerce. Such taxes could be imposed if, for example, we were ever deemed to be an auctioneer or the agent of our sellers. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years, which has been extended through November 1, 2003. This moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. New regulations in the European Union relating to the collection of VAT on digital services might require us to collect and remit VAT on our own fees beginning in July 2003. We intend to work with the relevant taxing authorities to clarify our obligations under these regulations. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system would harm our business.

We Are Subject to Risks Associated with Information Disseminated Through Our Service.

      The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose liability upon us under a number of these theories have been brought against us. In addition, federal, state and foreign legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. Our service features a Feedback Forum, which includes information from users regarding other users. Although all such feedback is generated by users and not by us, it is possible that a claim of defamation or other injury could be made against us for content posted in the Feedback Forum. Claims like these are more likely to arise and have a higher probability of success in jurisdictions outside the U.S. If we become liable for information provided by our users and carried on our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources and/or to discontinue certain service offerings, which would negatively affect our financial results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this liability or asserted liability could harm our business.

The Inability to Expand Our Systems May Limit Our Growth.

      We seek to generate a high volume of traffic and transactions on our services. The satisfactory performance, reliability and availability of our websites, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users. Our revenues depend primarily on the number of items listed by users, the volume of user transactions that are successfully completed and the final prices paid for the items listed. We need to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our site and to implement new features and functions, including those required under our contracts with third parties. We may be unable to project accurately the rate or timing of increases, if any, in the use of our services or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

      We use internally developed systems to operate our service for transaction processing, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our websites. In addition, we may add new features and functionality to our services that would result in the need to develop or license additional technologies. We capitalize hardware and software costs associated with this development in accordance with generally accepted accounting principles and include such amounts in property and equipment. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of the users’ experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Unauthorized Break-ins or Other Assaults on Our Service Could Harm Our Business.

      Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data, public release of confidential data or the inability to complete customer transactions. In addition, unauthorized persons may improperly access our data. We have experienced an unauthorized break-in by a “hacker” who has stated that he could, in the future, damage or change our system or take confidential information. We have also experienced “denial of service” type attacks on our system that have made all or portions of our websites unavailable for periods of time. These and other types of attacks could harm us. Actions of this sort may be very expensive to remedy and could damage our reputation and discourage new and existing users from using our service.

System Failures Could Harm Our Business.

      Our system has been designed around industry standard architectures to reduce downtime in the event of outages or catastrophic occurrences. The eBay service provides 24-hours-a-day, seven-days-a-week availability, subject to a maintenance period during one night each week. PayPal also provides 24-hours-a-day, seven-days-a-week availability, subject to scheduled maintenance interruptions. Substantially all of our system hardware is hosted at the Exodus facilities in Santa Clara, California, the Qwest Communications facilities in Sunnyvale, California, and/or the Sprint Communications facilities located near Sacramento, California, each of which provide redundant communications lines and emergency power backup. PayPal depends on two third parties, Equinix and Exodus, for co-location of its data servers and relies upon these third parties for the physical security of its servers. PayPal’s servers currently reside in Equinix’s facilities in San Jose, California and Exodus’ facilities in Santa Clara, California. Our systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial of service attacks and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and to potential disruption if the operators of these facilities have financial difficulties. In early 2002, Cable and Wireless plc acquired substantially all of Exodus’ data center assets under Exodus’ Chapter 11 bankruptcy proceedings. We expect that these data center assets, now owned by Cable and Wireless plc, will continue to be branded using the Exodus name. We do not maintain fully redundant systems or alternative providers of hosting services, and we do not carry business interruption insurance sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at any of the Exodus, Qwest, Sprint or Equinix facilities could result in lengthy interruptions in our services. In addition, the failure by Exodus, Qwest, Sprint or Equinix to provide our required data communications capacity could result in interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service will reduce our revenues and profits, and our future revenues and profits will be harmed if our users believe that our system is unreliable.

      We have experienced system failures from time to time. eBay’s primary website has been interrupted for periods of up to 22 hours. In addition to placing increased burdens on our engineering staff, these outages create a flood of user questions and complaints that need to be addressed by our customer support personnel. Any unscheduled interruption in our service results in an immediate loss of revenues that can be substantial and may cause some users to switch to our competitors. If we experience frequent or persistent system failures, our reputation and brand could be permanently harmed. We have been taking steps to increase the reliability and redundancy of our system. These steps are expensive, reduce our margins and may not be successful in reducing the frequency or duration of unscheduled downtime.

      Our infrastructure could prove unable to handle a larger volume of customer transactions. Any failure to accommodate transaction growth could impair customer satisfaction, lead to a loss of customers, impair our ability to add customers or increase its costs, all of which would harm our business.

      Because our customers may use our products for critical transactions, any errors, defects or other infrastructure problems could result in damage to our customers’ businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

The Price of eBay Common Stock Has Been and May Continue to be Extremely Volatile.

      The trading price of eBay common stock has been and is likely to be extremely volatile. The price of eBay common stock could be subject to wide fluctuations in response to a variety of factors, including the following:

•	actual or anticipated variations in our quarterly operating results;

•	unscheduled system downtime;

•	additions or departures of key personnel;

•	announcements of technological innovations or new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet and online commerce industries;

•	changes in the market valuations of other Internet companies;

•	developments in regulation;

•	events affecting our proposed acquisition of PayPal or PayPal’s business;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	unanticipated economic or political events;

•	sales of eBay common stock or other securities in the open market;

•	the adverse effect of arbitrage activities in connection with the merger, including the sale of eBay common stock by persons who simultaneously purchase PayPal common stock; and

•	other events or factors, including those described in this “Risk Factors” section and elsewhere in this proxy statement/ prospectus, that may be beyond our control.

      In addition, the trading prices of Internet stocks in general, and ours in particular, have experienced extreme price and volume fluctuations in recent periods. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Notwithstanding a sharp decline in the prices of Internet stocks in general, the valuation of our stock remains extraordinarily high based on conventional valuation standards such as price-to-earnings and price-to-sales ratios. The trading price of our common stock has increased enormously from the initial public offering price. This trading price and valuation may not be sustained. Negative changes in the public’s perception of the prospects of Internet or e-commerce or technology companies have in the past and may in the future depress eBay’s stock price regardless of our results. Other broad market and industry factors may decrease the market price of eBay common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate or currency rate fluctuations, also may decrease the market price of eBay common stock. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

New and Existing Regulations Could Harm Our Business.

      We are subject to the same foreign, federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at the state and federal levels (both in the U.S. and abroad) and it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the European Union’s Directives on Distance Selling and Electronic Commerce, are only beginning to be interpreted by the courts and their applicability and scope are, therefore, uncertain. In addition, numerous states and foreign jurisdictions, including the State of California, where our headquarters are located, have regulations regarding how “auctions” may be conducted and the liability of “auctioneers” in conducting such auctions. No final legal determination has been made with respect to the applicability of the

California regulations to our business to date and little precedent exists in this area. Several states are considering imposing these regulations upon us or our users, which could harm our business. We are currently subject to potential regulation under the Office of Banks and Real Estate, or OBRE, in Illinois concerning the applicability of the Illinois Auction law to our services. We are working with OBRE to determine the scope of its regulatory efforts. In addition, as the nature of the products listed by our users change, we may become subject to new regulatory restrictions, such as licensure as an auto dealer or real estate broker.

      Several states have proposed, and Minnesota has recently passed, legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has settled several proceedings regarding the manner in which personal information is collected from users and provided to third parties. Specific statutes intended to protect user privacy have been passed in many non-U.S. jurisdictions, including virtually every non-U.S. jurisdiction where we currently have a website. Compliance with these laws, given the tight integration of our systems across different countries and the need to move data to facilitate transactions amongst our users (e.g., to payment companies, shipping companies, etc.), is both necessary and difficult. Failure to comply could subject us to lawsuits, fines, statutory damages, adverse publicity and other losses that could harm our business. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty on the Internet. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. In addition, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. For example, a French court has ruled that a U.S. website must comply with French laws regarding content. As we have expanded our international activities, we have become obligated to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the U.S. may be less favorable than those in the U.S., giving greater rights to consumers, content owners and users. Compliance may be more costly or may require us to change our business practices or restrict our service offerings relative to those in the U.S. Our failure to comply with foreign laws could subject us to penalties ranging from criminal fines to bans on our ability to offer our services.

Our Business Has Been Seasonal.

      Our results of operations historically have been somewhat seasonal in nature because many of our users reduce their activities on our websites during the Thanksgiving (in the U.S.) and Christmas holidays and with the onset of good weather. We have historically experienced our strongest quarter of online growth in our first fiscal quarter, although our shift to more “practical” items may cause our seasonal patterns to look more like a typical retailer. Seasonal or cyclical variations in our business may become more pronounced over time and may harm our results of operations in the future.

We Are Dependent on the Continued Growth of Online Commerce.

      The business of selling goods over the Internet, particularly through online trading, is new and dynamic. Our future net revenues and profits will be substantially dependent upon the widespread acceptance of the Internet and online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. This acceptance and use may not continue. Even if the Internet is accepted, concerns about fraud, privacy and other problems may mean that a sufficiently broad base of consumers will not adopt the Internet as a medium of commerce. In particular, our websites require users to make publicly available personal information that some potential users may be unwilling to provide. These concerns may increase as additional publicity over privacy issues on eBay or generally over the Internet increase. Market acceptance for recently introduced services and products over the Internet is highly uncertain, and there are few proven services and products. In order to expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

We Are Dependent on Key Personnel.

      Our future performance will be substantially dependent on the continued services of our senior management and other key personnel. Our future performance also will depend on our ability to retain and motivate our other officers and key personnel. The loss of the services of any of our executive officers or other key employees could harm our business. We do not have long-term employment agreements with any of our key personnel, we do not maintain any “key person” life insurance policies, and our Chief Executive Officer has fully vested the vast majority of her equity incentives. Our new businesses are all dependent on attracting and retaining key personnel. The land-based auction businesses are particularly dependent on specialists and senior management because of the relationships these individuals have established with sellers who consign property for sale at auction. We have had some turnover of these personnel, and continued losses of these individuals could result in the loss of significant future business and would harm us. In addition, employee turnover and other labor problems frequently increase during the period following an acquisition as employees evaluate possible changes in compensation, culture, reporting relationships and the direction of the business. These labor issues may be more severe if employees receive no significant financial return from the acquisition transaction, as has been the case with several of our recent acquisitions. Such increased turnover could increase our costs and reduce our future revenues. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers and other professionals, especially in the San Francisco Bay Area, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Fluctuations in our stock price may make it more difficult to retain and motivate employees whose stock option strike prices are substantially above current market prices.

Terrorist Acts.

      The September 11 terrorist attacks adversely affected our revenues and profits, particularly in the U.S. and in the weeks immediately following these attacks. Any further terrorist actions, whether in the U.S. or elsewhere, would likely adversely affect our business. In particular, any action that makes consumers less willing to purchase or receive goods from third parties they do not know could disproportionately and adversely affect our business.

Our Offline Auction Business Needs to Continue to Acquire Auction Properties.

      The business of Kruse is dependent on the continued acquisition of high quality auction properties from sellers. Its future success will depend in part on its ability to maintain an adequate supply of high quality auction property, particularly collectible automobiles. There is intense competition for these pieces with other auction companies and dealers. In addition, a small number of key senior management and specialists maintain the relationships with the primary sources of auction property and the loss of these individuals could harm the business of Kruse.

We Are Subject to the Risks of Owning Real Property.

      In connection with the acquisitions of Kruse and Butterfields, eBay acquired real property including land, buildings and interests in partnerships holding land and buildings. In addition, PayPal owns approximately 22 acres of land near Omaha, Nebraska and has entered into an agreement to have a building constructed on this land. We have little experience in managing real property. Ownership of this property subjects us to risks, including:

•	the possibility of environmental contamination and the costs associated with fixing any environmental problems;

•	adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhoods in which the properties are located, or other factors;

•	the possible need for structural improvements in order to comply with zoning, seismic, disability act or other requirements; and

•	possible disputes with tenants, partners or others.

Our Industry Is Intensely Competitive.

      Depending on the category of product, we currently or potentially compete with a number of companies serving particular categories of goods as well as those serving broader ranges of goods. The Internet provides new, rapidly evolving and intensely competitive channels for the sale of all types of goods. We expect competition to intensify in the future as the barriers to entry into these channels are relatively low, as current offline and new competitors can easily launch online sites at a nominal cost using commercially available software. Our broad-based competitors include the vast majority of traditional department, warehouse, discount and general merchandise stores, emerging online retailers, online classified services, and other shopping channels such as offline and online home shopping networks. These include most prominently: Wal-Mart, Kmart, Target, Sears, Macy’s, JC Penney, Costco, Office Depot, Staples, OfficeMax, Sam’s Club, Amazon.com, Buy.com, AOL.com, Yahoo! Shopping, MSN, QVC and Home Shopping Network/ HSN.com.

      In addition, we face competition from local, regional and national specialty retailers and exchanges in each of our categories of products. For example:

•	Antiques: Christie’s, Bonhams, eHammer, Sotheby’s, Phillips (LVMH), antique dealers and sellers

•	Coins & Stamps: Collectors Universe, Heritage, US Mint, Bowers and Morena

•	Collectibles: Franklin Mint, Go Collect, Collectiblestoday.com, wizardworld.com, Russ Cochran Comic Art Auctions, All Star Auctions

•	Musical Instruments: Guitar Center/ Musicians Friend, Sam Ash, Mars Music, Gbase.com, Harmony-Central.com, musical instrument retailers

•	Sports Memorabilia: Beckett’s, Collectors Universe, Mastro, Leylands, ThePit.com, Superior

•	Toys, Bean Bag Plush: Amazon.com, KB Toys, ZanyBrainy.com

•	Premium Collectibles: Christie’s, Bonhams, DuPont Registry, Greg Manning Auctions, iCollector, Lycos/ Skinner Auctions, Millionaire.com, Phillips (LVMH), Sotheby’s, other premium collectibles dealers and sellers

•	Automotive (used cars): Autobytel.com, AutoVantage.com, AutoWeb.com, Barrett-Jackson, California Classics, CarMax, Cars.com, CarsDirect.com, Collectorcartraderonline.com, Dealix, Dupont Registry, eClassics.com, Edmunds, Hemmings, imotors.com, TraderOnline, Trader Publishing, vehix.com, newspaper classifieds, used car dealers

•	Books, Movies, Music: Amazon.com, Barnes & Noble, Barnesandnoble.com, Alibris.com, Blockbuster, BMG, Columbia House, Best Buy, CDNow, Express.com, Emusic.com, Tower Records/ Tower Records.com

•	Clothing and Accessories: Abercrombie.com, AE.com, Bluefly.com, Coldwater-Creek.com, Delias.com, Dockers.com, Eddie Bauer, FashionMall.com, The Gap, Gap Online, J. Crew,

JCrew.com, LandsEnd.com, The Limited, LLBean.com, Macy’s, The Men’s Wearhouse, Payless.com, Ross, Urbanq.com, VictoriasSecret.com

•	Computers & Consumer Electronics: Amazon.com, Best Buy, Buy.com, Circuit City, CNET, CompUSA, Dell, Electronics Boutique, Fry’s Electronics, Gamestop, Gateway, The Good Guys, Hewlett-Packard, MicroWarehouse, PC Connection, Radio Shack, Ritz Camera, Tech Depot, Tiger Direct, Tweeter Home Entertainment, uBid, Computer Discount Warehouse, computer, consumer electronics and photography retailers

•	Home & Garden: IKEA, Crate & Barrel, Home Depot, Pottery Barn, Ethan Allen, Frontgate, Burpee.com

•	Jewelry: Ashford.com, Mondera.com, Bluenile.com, Diamond.com, Macy’s

•	Pottery & Glass: Just Glass, Pottery Auction, Pottery Barn, Go Collect, Pier 1 Imports, Restoration Hardware

•	Sporting Goods/Equipment: BassPro, Cabellas, dsports.com, Footlocker, Gear.com, Global Sports, golfclubexchange, MVP.com, Play It Again Sports, REI, Sports Authority, Sportsline.com

•	Tickets: Ticketmaster, Tickets.com, ticket brokers

•	Tool/Equipment/Hardware: Home Depot, HomeBase, Amazon.com, Ace Hardware, OSH

•	Business-to-Business: Ariba, BidFreight.com, Bid4Assets, BizBuyer.com, bLiquid.com, Buyer Zone, CloseOutNow.com, Commerce One, Concur Technologies, DoveBid, FreeMarkets, Iron Planet, labx.com, Oracle, Overstock.com, PurchasePro.com, RicardoBiz.com, Sabre, SurplusBin.com, Ventro, VerticalNet

      Additionally, we face competition from various online commerce sites including: Amazon.com, Surplus Auction, uBid, Yahoo! Auctions and a large number of other regional and national companies engaged in consumer-to-consumer or business-to-consumer sales. Overseas, we face competition from similar channels in most countries and from a large number of regional and national online and offline competitors in each country. Different aspects of our fixed-priced business compete with the major Internet portals (AOL, MSN, Yahoo! and comparable companies outside the U.S.) as well as Amazon.com and others.

      The principal competitive factors for eBay include the following:

•	ability to attract buyers;

•	volume of transactions and selection of goods;

•	customer service; and

•	brand recognition.

      With respect to our online competition, additional competitive factors include:

•	community cohesion and interaction;

•	system reliability;

•	reliability of delivery and payment;

•	website convenience and accessibility;

•	level of service fees; and

•	quality of search tools.

      Some current and potential competitors have longer company operating histories, larger customer bases and greater brand recognition in other business and Internet spaces than we do. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other online trading services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies. As a result, some of our competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. Some of our competitors have offered services for free, and others may do this as well. We may be unable to compete successfully against current and future competitors.

      In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business. For example, we have implemented a buyer protection program that generally insures items up to a value of $200, with a $25 deductible, for users with a non-negative feedback rating at no cost to the user. New technologies may increase the competitive pressures by enabling our competitors to offer a lower cost service. Some Internet-based applications that direct Internet traffic to certain websites may channel users to electronic-commerce services that compete with us.

      Although we have established Internet traffic arrangements with several large online services and search engine companies, these arrangements may not be renewed on commercially reasonable terms. Even if these arrangements are renewed, they may not result in increased usage of our service. In addition, companies that control access to transactions through network access or Internet browsers could promote our competitors or charge us substantial fees for inclusion.

      The market for PayPal’s product is emerging, intensely competitive and characterized by rapid technological change. PayPal competes with existing on-line and off-line payment methods, including, among others:

•	MoneyZap and BidPay offered by Western Union, a subsidiary of First Data;

•	Yahoo! PayDirect offered by Yahoo!;

•	c2it offered by Citigroup;

•	Valid offered by CheckFree;

•	email payment services offered by the U.S. Postal Service through CheckFree; and

•	credit card merchant processors that offer their services to online merchants, including First Data, Concord EFS, Paymentech, VeriSign and Authorize.net.

      Some of these competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition or a larger base of customers in affiliated businesses than PayPal. For example, Citigroup’s c2it has existing arrangements with AOL Time Warner and Microsoft. PayPal’s competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than PayPal. They may devote greater resources to the development, promotion and sale of products and services than PayPal, and they may offer lower prices. Some of these competitors have offered, and may continue to offer, their services for free in order to gain market share and PayPal may be forced to lower its prices in response. Competing services tied to established banks and other financial institutions may offer greater liquidity and engender greater consumer confidence in the safety and efficacy of their services than PayPal. If these competitors acquired significant market share, this could result in PayPal losing market share.

      PayPal also competes with providers of traditional payment methods, particularly credit cards, checks, money orders and Automated Clearing House, or ACH, transactions. Associations of traditional financial institutions such as Visa, MasterCard and the National Automated Clearing House Association, or NACHA, generally set the features of these payment methods. The associations have initiated programs to enhance the usability of these payment methods for online transactions and could lower fees charged to online merchants. Either of these changes could make it more difficult for PayPal to retain and attract customers.

      Half.com competes directly with online and offline retailers in its product categories such as Amazon.com, as well as with traditional offline and online sellers of new and used books, videos and CDs, consumer electronics, sporting goods and other products. Kruse is subject to competition from numerous regional competitors. In addition, competition with Internet-based auctions may harm Kruse’s land-based auction business.

Our Business Is Dependent on the Development and Maintenance of the Internet Infrastructure.

      The success of our service will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased number of users or bandwidth requirements or by “viruses”, “worms” and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing of transactions on our service.

Our Business Is Subject to Online Commerce Security Risks.

      To succeed, online commerce and communications must provide a secure transmission of confidential information over public networks. Our security measures may not prevent security breaches. Our failure to prevent security breaches could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. PayPal and Billpoint users routinely provide credit card and other financial information. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. A number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we operate.

      Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

We Must Keep Pace with Rapid Technological Change to Remain Competitive.

      Our competitive space is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. These characteristics are caused in part by the emerging and changing nature of the Internet. Our future success therefore will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance, features and reliability of our service. Our failure to adapt to such changes would harm our business. New technologies, such as the development of a peer-to-peer personal trading technology, could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

We Need to Develop New Services, Features and Functions in Order to Expand.

      We plan to expand our operations by developing new or complementary services, products or transaction formats or expanding the breadth and depth of services. We may be unable to expand our operations in a cost-effective or timely manner. Even if we do expand, we may not maintain or increase our overall acceptance. If we launch a new business or service that is not favorably received by consumers, it could damage our reputation and diminish the value of our brand. We anticipate that future services will include pre-trade and post-trade services.

      We are pursuing strategic relationships with third parties to provide many of these services. Because we use third parties to deliver these services, we may be unable to control the quality of these services, and our ability to address problems if any of these third parties fails to perform adequately will be reduced. Expanding our operations in this manner also will require significant additional expenses and development, operations and other resources and will strain our management, financial and operational resources. The lack of acceptance of any new services could harm our business.

Our Growth Will Depend on Our Ability to Develop Our Brands.

      We believe that eBay’s historical growth has been largely attributable to word of mouth. Both eBay and PayPal have benefited from frequent and high visibility media exposure both nationally and locally. We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our service. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in building our brand. If we do attract new users to our service, they may not conduct transactions over our service on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business would be harmed.

We May be Unable to Protect or Enforce Our Own Intellectual Property Rights Adequately.

      We regard the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets as critical to our success. We aggressively protect our intellectual property rights by relying on a combination of trademarks, copyrights, patents, trade dress and trade secrets and through the domain name dispute resolution system. We also rely on contractual restrictions to protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. We pursue the registration of our domain names, trademarks and service marks in the U.S. and internationally. Effective trademark, copyright, patent, trade dress, trade secret and domain name protection is very expensive to maintain and may require litigation. Protection may not be available in every country in which our services are made available online. Furthermore, we must also protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation. We also rely on certain technologies that we license from third parties, such as Oracle Corporation, IBM, Microsoft, Sun Microsystems, Inc. and Veritas Software. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of these technologies could require us to obtain substitute technologies of lower quality or performance standards or at greater cost.

Customer Complaints or Negative Publicity About Our Customer Service Could Affect Use of Our Services Adversely and, as a Result, Our Business Could Suffer.

      Customer complaints or negative publicity about our customer service could diminish severely consumer confidence in and use of our services. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. PayPal has received negative media coverage, as well as public criticism regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

Some Anti-Takeover Provisions May Affect the Price of eBay Common Stock.

      The board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of eBay common stock may be harmed by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. This restriction could have the effect of delaying or preventing a change of control.

Risks Related to PayPal’s Business Prior to and After the Merger

PayPal Faces Significant Risks of Loss Due to Fraud and Disputes Between Senders and Recipients. If PayPal Is Unable to Deal Effectively with Losses from Fraudulent Transactions, PayPal’s Losses from Fraud Would Increase, and Its Business Would Be Harmed.

      PayPal faces significant risks of loss due to fraud and disputes between senders and recipients, including:

•	unauthorized use of credit card and bank account information and identity theft;

•	merchant fraud and other disputes over the quality of goods and services;

•	breaches of system security;

•	employee fraud; and

•	use of PayPal’s system for illegal or improper purposes.

      For the year ended December 31, 2001, and the six months ended June 30, 2002, PayPal’s provision for transaction losses totaled $14.8 million and $13.1 million, representing 0.42% and 0.43% of PayPal’s total payment volume. In April 2002, PayPal increased the credit card funding limit for unverified U.S.-based users from $1,000 to $2,000. This increase may result in higher transaction losses.

      When a sender pays a merchant for goods or services through PayPal using a credit card and the cardholder is defrauded or otherwise disputes the charge, the full amount of the disputed transaction gets charged back to PayPal and its credit card processor levies additional fees against PayPal, unless PayPal can successfully challenge the chargeback. Chargebacks may arise from the unauthorized use of a cardholder’s card number or from a cardholder’s claim that a merchant failed to perform. If PayPal’s chargeback rate becomes excessive, credit card associations also can require PayPal to pay fines and could terminate its ability to accept their cards for payments. Early in 2001, as a result of high chargeback rates in the second half of 2000, MasterCard determined that PayPal violated its operating rules by having excessive chargebacks and fined PayPal’s card processor $313,600, which was subsequently passed on to PayPal. Although PayPal resolved this situation to MasterCard’s satisfaction and has reduced its chargeback rate, we cannot assure you that new causes of excessive chargebacks will not arise in the future.

      PayPal has taken measures to detect and reduce the risk of fraud, but it cannot assure you of these measures’ effectiveness. If these measures do not succeed, PayPal’s business will suffer.

PayPal Incurs Chargebacks and Other Losses from Merchant Fraud, Payment Disputes and Insufficient Funds, and Its Liability from These Items Could Have a Material Adverse Effect on Its Business and Result in PayPal Losing the Right to Accept Credit Cards for Payment. If PayPal Is Prohibited from Accepting Credit Cards for Payment, Its Ability to Compete Could Be Impaired, and Its Business Would Suffer.

      PayPal incurs substantial losses from merchant fraud, including claims from customers that merchants have not performed, that their goods or services do not match the merchant’s description or that the customer did not authorize the purchase. PayPal also incurs losses from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. PayPal’s merchant-related chargebacks totaled $5.1 million for transactions that occurred during the year ended December 31, 2000. The cumulative gross amount of chargebacks received through June 30, 2002 with respect to merchant-related disputes for transactions that occurred during the year ended December 31, 2001 totaled $18.7 million. The gross amount of chargebacks received through June 30, 2002 with respect to merchant-related disputes for transactions that occurred during the six months ended June 30, 2002 totaled $10.6 million. PayPal’s liability for such items could have a material adverse effect on its business, and if they become excessive, could result in PayPal losing the right to accept credit cards for payment. eBay is currently not subject to risks related to chargeback losses because its credit card payment processing agreement with Wells Fargo provides that Wells Fargo generally bears the risk related to chargebacks in exchange for higher processing fees.

Unauthorized Use of Credit Cards and Bank Accounts Could Expose PayPal to Substantial Losses. If PayPal Is Unable to Detect and Prevent Unauthorized Use of Cards and Bank Accounts, Its Business Would Suffer.

      The highly automated nature of, and liquidity offered by, PayPal’s payment product makes PayPal an attractive target for fraud. In configuring its product, PayPal faces an inherent trade-off between customer convenience and security. Identity thieves and those committing fraud using stolen credit card or bank account numbers, often in bulk and in conjunction with automated mechanisms of online communication, potentially can steal large amounts of money from businesses such as PayPal’s. PayPal believes that several of PayPal’s current and former competitors in the electronic payments business have gone out of business or significantly restricted their businesses largely due to losses from this type of fraud. PayPal expects that technically knowledgeable criminals will continue to attempt to circumvent PayPal’s anti-fraud systems. During the four months between July and October 2000, PayPal experienced a significant fraud episode and, as a result, it incurred gross losses due to unauthorized chargebacks totaling $5.7 million. This amount represented 64.0% of total chargebacks due to unauthorized transactions for the year ended December 31, 2000. The cumulative gross amount of chargebacks received through June 30, 2002 with respect to unauthorized use of credit cards for transactions that occurred during the year ended December 31, 2001 totaled $7.2 million. For the year ended December 31, 2001, the amount of PayPal’s losses with respect to unauthorized use of bank accounts totaled $1.2 million. The gross amount of chargebacks received through June 30, 2002 with respect to unauthorized use of credit cards for transactions that occurred during the six months ended June 30, 2002 totaled $5.4 million. For the six months ended June 30, 2002, the amount of PayPal’s losses with respect to unauthorized use of bank accounts totaled $2.3 million. eBay is currently not subject to risks related to chargeback losses because its credit card payment processing agreement with Wells Fargo provides that Wells Fargo generally bears the risk related to chargebacks in exchange for higher processing fees.

PayPal’s Processes to Reduce Fraud Losses Depend in Part on Its Ability to Restrict the Withdrawal of Customer Funds While It Investigates Suspicious Transactions. PayPal Has Been and Could Be Sued by Plaintiffs Alleging That PayPal’s Restriction and Investigation Processes Violate Federal and State Law on Consumer Protection and Unfair Business Practice, and Are Inconsistent with PayPal’s User Agreement. If PayPal Is Unable to Defend Itself Successfully, It Could Be Required to Restructure Its Anti-Fraud Processes in Ways That Would Harm Its Business, and to Pay Substantial Damages.

      As part of PayPal’s program to reduce fraud losses, it may temporarily restrict the ability of customers to withdraw their funds if those funds or their account activity are identified by PayPal’s anti-fraud models as suspicious. On February 20, 2002, PayPal was sued in California state court in a proposed class action alleging that its restriction of customer accounts and failure to promptly un-restrict legitimate accounts violates state law on consumer protection and unfair business practices and is in breach of PayPal’s User Agreement. This class action was refiled with different named plaintiffs on June 6, 2002. On March 12, 2002, PayPal was sued in the U.S. District Court for the District of Northern California in a proposed class action alleging that its restriction of customer accounts and failure to promptly un-restrict legitimate accounts violates federal and state law on consumer protection and unfair business practices. PayPal could be sued in the future by other persons making similar claims. If PayPal is unable to defend itself successfully, it could be required to restructure its anti-fraud processes in ways that would harm its business, and to pay substantial damages. Even if PayPal is able to defend itself successfully, the litigation could cause damage to its reputation, could consume substantial amounts of its management’s time and attention, and could require PayPal to change its customer service and operations in ways that could increase its costs and decrease the effectiveness of its anti-fraud program.

Security and Privacy Breaches in PayPal’s Electronic Transactions May Expose PayPal to Additional Liability and Result in the Loss of Customers, Either of Which Events Could Harm Its Business and Cause the Price of PayPal or eBay Common Stock to Decline.

      Any inability on PayPal’s part to protect the security and privacy of its electronic transactions could have a material adverse effect on its profitability. A security or privacy breach could:

•	expose PayPal to additional liability;

•	increase PayPal’s expenses relating to resolution of these breaches; and

•	deter customers from using PayPal’s product.

      We cannot assure you that PayPal’s use of applications designed for data security will effectively counter evolving security risks or address the security and privacy concerns of existing and potential customers. Any failures in PayPal’s security and privacy measures could have a material adverse effect on its business, financial condition and results of operations.

PayPal Could Incur Substantial Losses from Employee Fraud and, as a Result, Its Business Would Suffer.

      The large volume of payments that PayPal handles for its customers makes it vulnerable to employee fraud or other internal security breaches. We cannot assure you that PayPal’s internal security systems will prevent material losses from employee fraud.

Our Payment System Might Be Used for Illegal or Improper Purposes, Which Could Expose PayPal to Additional Liability and Harm Its Business.

      Despite measures PayPal has taken to detect and prevent identity theft, unauthorized uses of credit cards and similar misconduct, its payment system remains susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. Despite measures PayPal has taken to detect and lessen the risk of this kind of conduct, we cannot assure you that these measures will succeed. In addition, future regulations under the USA Patriot Act may require PayPal to revise the procedures it takes to verify the identity of customers and to monitor more closely international transactions. PayPal’s business could suffer if customers use its system for illegal or improper purposes.

      In addition, PayPal classifies merchants who historically have experienced significant chargeback rates, such as online gaming-related service providers and online gaming merchants as “higher risk”. The legal status of many of these higher risk accounts is uncertain, and if these merchants are prohibited or restricted from operating in the future, PayPal’s revenue from fees generated from these accounts would decline. Proposed legislation has been introduced in the U.S. Congress to clarify that operation of an Internet gaming business violates federal law, and to prohibit payment processors such as PayPal from processing payments for online gaming merchants. Even if this proposed legislation is not enacted, online gaming merchants could be determined to be in violation of existing federal and state gambling laws. In particular, the New York State Attorney General recently stated that even under current law, the processing of known gambling transactions may lead to liability for facilitating or aiding and abetting the underlying activity. On July 9, 2002, PayPal was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, PayPal’s transactions with merchants involved in online gambling activities. The stated purpose is to assist the Attorney General in determining whether an action or proceeding should be instituted against PayPal. On July 25, 2002, PayPal met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and PayPal are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against PayPal by the Attorney General. PayPal intends to cooperate fully with the Attorney General in this matter. In addition, PayPal has received federal grand jury subpoenas dated July 24, 2002, issued at the request of the United States Attorney for the Eastern District of Missouri. These two subpoenas seek the production of documents related to online gambling activities. PayPal intends to cooperate fully with the United States Attorney’s office in this matter.

      If the online gaming merchants that accept PayPal are operating illegally, PayPal could be subject to civil and criminal lawsuits, administrative action and prosecution for, among other things, money laundering or for aiding and abetting violations of law. PayPal would lose the revenues associated with these accounts and could be subject to material penalties and fines, both of which would seriously harm its business.

                       The Divestiture or Discontinuance of PayPal’s Business Operations Relating to the Processing of Payments for Online Gambling Merchants Would Adversely Affect PayPal’s Business and Results of Operations.

      eBay has announced that upon completion of the proposed merger, eBay intends to discontinue these business operations. PayPal’s board of directors has not yet made, but could make, a similar determination with respect to these business operations during the period before the proposed merger is completed or after the termination of the merger agreement if such termination occurs. As a result of the eBay announcement or any future PayPal announcement, PayPal may lose significant revenues associated with online gambling merchants seeking alternatives to PayPal for payment processing as a result of the uncertainty of how long PayPal may continue to process payments for online gambling merchants. Approximately 8% of PayPal’s revenues for the six months ended June 30, 2002 were derived from these business operations. There can be no assurance that PayPal will continue these business operations prior to the merger or following the termination of the merger agreement, as the case may be. The divestiture or discontinuance of these business operations would result in a loss of revenue to PayPal and would adversely affect PayPal’s business and results of operations.

Changes to Card Association Rules or Practices Could Negatively Affect PayPal’s Service and, if It Does Not Comply with the Rules, Could Result in a Termination of PayPal’s Ability to Accept Credit Cards. If PayPal Is Unable to Accept Credit Cards, PayPal’s Competitive Position Would Be Seriously Damaged.

      Because PayPal is not a bank, it cannot belong to and directly access the Visa and MasterCard credit card associations or the ACH payment network. As a result, PayPal must rely on banks and their service providers to process its transactions. PayPal must comply with the operating rules of the credit card associations and NACHA as they apply to merchants. The associations’ member banks set these rules, and the associations interpret the rules. Some of those member banks compete with PayPal. Visa, MasterCard, American Express or Discover could adopt new operating rules or interpretations of existing rules which PayPal or its processors might find difficult or even impossible to comply with, in which case PayPal could lose its ability to give customers the option of using credit cards to fund their payments. If PayPal were unable to accept credit cards, our competitive position would be seriously damaged.

      MasterCard has announced that, effective May 1, 2002, it will require each customer that regularly uses PayPal to accept payment for goods or services, to enter into a contract with the bank that processes MasterCard transactions for PayPal and to agree to observe MasterCard rules. We believe that PayPal can comply with this rule through changes to its User Agreement, but we are unable at this time to predict precisely how this rule will affect PayPal’s business. It appears likely that PayPal will be required to change the interrelationship among itself, its customers and its credit card processing bank in ways that could increase PayPal’s costs, reduce the attractiveness of its service, or both.

      In 2001, Visa indicated that some of PayPal’s practices violated its operating rules, and PayPal implemented changes in response. In January 2002, PayPal received correspondence through its credit card processor that three issues remain unresolved. These issues relate to PayPal’s international membership fees, its fees for international credit card funded payments, and its process for obtaining authorization to charge a customer’s Visa account if the customer’s ACH transfer fails. In connection with these issues, Visa has assessed fines on PayPal’s processor totaling $130,000 through June 30, 2002, $95,000 of which PayPal’s processor has passed through to PayPal. PayPal has implemented changes to its practices to resolve these issues, including changing its fee structure so that it no longer assesses fees on international credit card funded payments. PayPal believes these changes have resolved all outstanding issues that resulted in compliance fines from Visa. However, these changes could make the PayPal service less attractive to its customers.

PayPal’s Status Under State, Federal and International Financial Services Regulation Is Unclear. Violation of or Compliance with Present or Future Regulation Could Be Costly, Expose PayPal to Substantial Liability, Force PayPal to Change Its Business Practices or Force PayPal to Cease Offering Its Current Product.

      PayPal operates in an industry subject to government regulation. PayPal currently is subject to some states’ money transmitter regulations, to federal regulations in its role as transfer agent and investment adviser to the PayPal Money Market Fund, or the Fund, and to federal electronic fund transfer and money laundering regulations. In the future, PayPal might be subjected to:

•	state or federal banking regulations;

•	additional states’ money transmitter regulations and federal money laundering regulations;

•	international banking or financial services regulations or laws governing other regulated industries; or

•	U.S. and international regulation of Internet transactions.

      If PayPal is found to be in violation of any current or future regulations, PayPal could be:

•	exposed to financial liability, including substantial fines which could be imposed on a per transaction basis and disgorgement of its profits;

•	forced to change its business practices; or

•	forced to cease doing business altogether or with the residents of one or more states or countries.

If PayPal Were Found to Be Subject to or in Violation of Any Laws or Regulations Governing Banking, It Could Be Subject to Liability and Forced to Change Its Business Practices.

      PayPal believes that the licensing requirements of the Office of the Comptroller of the Currency, the Federal Reserve Board and other federal or state agencies that regulate banks, bank holding companies or other types of providers of electronic commerce services do not apply to PayPal, except for certain money transmitter licenses mentioned below. However, one or more states may conclude that, under its or their statutes, PayPal is engaged in an unauthorized banking business. PayPal has received written communications from regulatory authorities in New York, most recently in February 2002, and Louisiana expressing the view that its service as it formerly operated constituted an unauthorized banking business, and from authorities in California and Idaho in 2001 that its service might constitute an unauthorized banking business. PayPal has taken steps to address these states’ concerns, and has received a conclusion from the New York Banking Department that its current business model does not constitute illegal banking. PayPal also has obtained licenses to operate as a money transmitter in Louisiana and Idaho. However, we cannot assure you that the steps PayPal has taken to address state regulatory concerns will be effective in all states. If PayPal is found to be engaged in an unauthorized banking business in one or more states, it might be subject to monetary penalties and adverse publicity and might be required to cease doing business with residents of those states. Even if the steps it has taken to resolve these states’ concerns are deemed sufficient by the state regulatory authorities, PayPal could be subject to fines and penalties for its prior activities. The need to comply with state laws prohibiting unauthorized banking activities could also limit PayPal’s ability to enhance its services in the future.

If PayPal Were Found to Be Subject to or in Violation of Any Laws or Regulations Governing Money Transmitters, It Could Be Subject to Liability and Forced to Change Its Business Practices.

      A number of states have enacted legislation regulating money transmitters and PayPal has applied for licenses under this legislation in 28 jurisdictions. To date, PayPal has obtained licenses in 12 states and the District of Columbia. As a licensed money transmitter, PayPal is subject to bonding requirements, restrictions on its investment of customer funds, reporting requirements and inspection by state regulatory agencies. If PayPal’s pending applications were denied, or if it were found to be subject to and in violation of any money services laws or regulations, PayPal also could be subject to liability or forced to cease doing business with residents of certain states or to change its business practices. Even if PayPal is not forced to change its business practices, it could be required to obtain licenses or regulatory approvals that could impose a substantial cost on PayPal.

If PayPal Were Found Subject to or in Violation of Any Laws or Regulations Governing Electronic Fund Transfers, It Could Be Subject to Liability and Forced to Change Its Business Practices.

      Although there have been no definitive interpretations to date, PayPal has assumed that its product is subject to the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board. As a result, among other things, PayPal must provide advance disclosure of changes to its product, follow specified error resolution procedures and absorb losses from transactions not authorized by the consumer. In addition, PayPal is subject to the financial privacy provisions of the Gramm-Leach-Bliley Act and related regulations. As a result, some customer financial information that PayPal receives is subject to limitations on reuse and disclosure. Additionally, pending legislation at the state and federal levels may restrict further PayPal’s information gathering and disclosure practices. Existing and potential future privacy laws may limit PayPal’s ability to develop new products and services that make use of data gathered through its product. The provisions of these laws and related regulations are complicated, and PayPal does not have extensive experience in complying with these laws and related regulations. Even technical violations of these laws can result in penalties of up to $1,000 assessed for each non-compliant transaction. During the year ended December 31, 2001 and the six months ended June 30, 2002, PayPal processed approximately 189,000 and 306,000 transactions per day, and any violations could expose PayPal to significant liability.

PayPal Is Subject to Laws and Regulations on Money Laundering and Reporting of Suspicious Activities That Could Have a Material Adverse Impact on Its Business and Could Subject It to Civil and Criminal Liability.

      PayPal is subject to money laundering laws and regulations that prohibit, among other things, its involvement in transferring the proceeds of criminal activities. These laws and regulations require PayPal to operate an anti-money laundering program that contains at least the following elements: written policies and procedures (including those relating to customer identification), training for employees, designation of a compliance officer, and regular independent review of the program. Such a program must be in place by July 24, 2002. PayPal has adopted a program to comply with these regulations, but any errors or failure to implement the program properly could lead to lawsuits, administrative action, fine and/or prosecution by the government. PayPal is also subject to regulations that require it to report suspicious activities involving transactions of $2,000 or more and to obtain and keep more detailed records on the senders and recipients in transfers of $3,000 or more. The interpretation of suspicious activities in this context is uncertain. Future regulations under the USA Patriot Act may require PayPal to revise the procedures it takes to verify the identity of its customers and to monitor more closely international transactions. These regulations could impose significant costs on PayPal and make it more difficult for new customers to join its network. PayPal could be required to learn more about its customers before opening an account, to obtain additional verification of international customers and to monitor its customers’ activities more closely. These requirements could raise PayPal’s costs significantly and reduce the attractiveness of its product. Failure to comply with federal and state money laundering laws could result in significant criminal and civil lawsuits, penalties and forfeiture of significant assets.

      Even if PayPal complies with these laws, federal and state law enforcement agencies could seize customer funds that are proceeds of unlawful activity, which could result in adverse publicity for PayPal and affect its business adversely. Some online casinos use PayPal’s product to accept and make payments. If these casinos are operating illegally, PayPal may be subject to civil proceedings or criminal prosecution under numerous laws, including but not limited to money laundering laws, as discussed above under the caption “— The Divestiture or Discontinuation of PayPal’s Business Operations Relating to the Processing of Payments for Online Gambling Merchants Would Adversely Affect PayPal’s Business and Results of Operations”. In addition, future regulation in this area is likely, and PayPal cannot predict how such regulation would affect it. Complying with such regulation could be expensive or require PayPal to change the way it operates its business.

PayPal’s Status Under Banking or Financial Services Laws or Other Laws in Countries Outside the U.S. Is Unclear. The Cost of Obtaining Any Required Licenses or Regulatory Approvals in These Countries Could Affect PayPal’s Future Profitability.

      PayPal currently offers its product to customers with credit cards in 37 countries outside the U.S. In sixteen of these countries — Canada, the United Kingdom, Germany, the Netherlands, France, Australia, New Zealand, Hong Kong, Japan, Spain, Mexico, Singapore, Sweden, Denmark, Finland and Norway — customers can withdraw funds to local bank accounts. In these countries, it is not clear whether, in order to provide its product in compliance with local law, PayPal needs to be regulated as a bank or financial institution or otherwise. If PayPal were found to be subject to and in violation of any foreign laws or regulations, it could be subject to liability, forced to change its business practices or forced to suspend operations in one or more countries. Alternatively, PayPal could be required to obtain licenses or regulatory approvals that could impose a substantial cost on it and involve considerable delay to the provision or development of its product. Implementation of PayPal’s plans to enhance the attractiveness of its product for international customers, in particular its plans to offer customers the ability to transact business in major currencies in addition to the U.S. dollar, will increase the risks that it could be found to be in violation of laws or regulations in countries outside the U.S.

PayPal Is Subject to U.S. and Foreign Government Regulation of the Internet, the Impact of Which Is Difficult to Predict. PayPal Could Be Exposed to Significant Liabilities and Expenses if It Is Required to Comply with New or Additional Regulations, and as a Result, PayPal’s Business Could Suffer.

      There are currently few laws or regulations that apply specifically to the sale of goods and services on the Internet. The application to PayPal of existing laws and regulations relating to issues such as banking, currency exchange, online gaming, electronic contracting, consumer protection and privacy is unclear. PayPal’s liability if its customers violate laws on pricing, taxation, impermissible content, intellectual property infringement, unfair or deceptive practices or quality of services is also unclear. In addition, PayPal may become subject to new laws and regulations directly applicable to the Internet or PayPal’s activities. Any existing or new legislation applicable to PayPal could expose it to substantial liability, including significant expenses necessary to comply with these laws and regulations, and reduce use of the Internet on which PayPal depends.

      In 1998, the U.S. government enacted a three-year moratorium prohibiting states and local governments from imposing new taxes on Internet access or electronic commerce transactions. This moratorium has been extended until November 1, 2003. After that date, unless it is renewed, states and local governments may levy additional taxes on Internet access and electronic commerce transactions. An increase in the taxation of electronic commerce transactions may make the Internet less attractive for consumers and businesses.

PayPal’s Financial Success Will Remain Highly Sensitive to Changes in the Rate at Which Its Customers Fund Payments Using Credit Cards Rather Than Bank Account Transfers or Existing PayPal Account Balances. PayPal’s Profitability Could Be Harmed if the Rate at Which Customers Fund Using Credit Cards Goes Up.

      PayPal pays significant transaction fees when senders fund payment transactions using credit cards, nominal fees when customers fund payment transactions by electronic transfer of funds from bank accounts and no fees when customers fund payment transactions from an existing PayPal account balance. For the year ended December 31, 2001 and the six months ended June 30, 2002, senders funded 51.5% and 46.9%, respectively, of PayPal’s payment volume using credit cards. Senders may resist funding payments by electronic transfer from bank accounts because of the greater protection offered by credit cards, including the ability to dispute and reverse merchant charges, because of frequent flier miles or other incentives offered by credit cards or because of generalized fears regarding privacy or loss of control in surrendering bank account information to a third party.

Increases in Credit Card Processing Fees Could Increase PayPal’s Costs, Affect Its Profitability, or Otherwise Limit Its Operations.

      From time to time, Visa, MasterCard, American Express and Discover increase the interchange fees that they charge for each transaction using their cards. MasterCard implemented an increase to its interchange fees effective April 2002. PayPal’s credit card processors have the right to pass any increases in interchange fees on to PayPal. Any such increased fees could increase PayPal’s operating costs and reduce its profit margins. Furthermore, PayPal’s credit card processors require it to pledge cash as collateral with respect to PayPal’s acceptance of Visa, MasterCard, American Express and Discover and the amount of cash that PayPal is required to pledge could be increased at any time.

PayPal Has Limited Experience in Managing and Accounting Accurately for Large Amounts of Customer Funds. PayPal’s Failure to Manage These Funds Properly Would Harm Its Business.

      PayPal’s ability to manage and account accurately for customer funds requires a high level of internal controls. PayPal has neither an established operating history nor proven management experience in maintaining, over a long term, these internal controls. As PayPal’s business continues to grow, it must strengthen its internal controls accordingly. PayPal’s success requires significant public confidence in its ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain necessary controls or to manage accurately customer funds could diminish customer use of PayPal’s product severely.

Loss of Principal of Customer Funds Placed in Bank Accounts or in the PayPal Money Market Fund May Affect Adversely Customer Perceptions About the Safety of PayPal’s Service and as a Result Could Reduce Its Payment Volume and Its Ability to Operate Its Business Profitably.

      PayPal places customer funds that are not withdrawn from the PayPal system in bank accounts as agent for the customer, unless the customer is a U.S. resident and has chosen to enroll in the money market sweep, in which case the customer’s balances are directed to purchase shares in the Fund. PayPal seeks to place customer funds in well-capitalized banks, and it has obtained an opinion from the Federal Deposit Insurance Corporation that funds placed in bank accounts will be eligible for federal deposit insurance on a per-customer basis as long as PayPal maintains accurate records and continues to act as agent for the customer. However, customer funds could be lost in the event of the insolvency of one or more of these banks. Customers who opt to invest their money in the Fund may lose the original principal value of their initial investment. If these losses occur, perceptions regarding PayPal’s safety and handling of customer funds may result in decreased customer balances and payment volume, which would increase PayPal’s costs and reduce its revenue.

Cautionary Statement Concerning

Forward-Looking Statements

      This proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of eBay’s, PayPal’s and the combined company’s plans, objectives, expectations and intentions. When used in this proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus, the words “may”, “might”, “should”, “expects”, “anticipates”, “believes”, “estimates”, “intends” and “plans” and similar expressions are intended to identify certain of these forward-looking statements. Because these forward-looking statements involve risks and uncertainties, the actual results of eBay, PayPal and the combined company could differ materially from those expressed or implied by the forward-looking statements in this proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus. You should specifically consider those factors discussed under the caption entitled “Risk Factors” on page 26 and the other cautionary statements made in this proxy statement/ prospectus. The cautionary statements made in this proxy statement/prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus.

The PayPal Special Meeting

Date, Time and Place

      The special meeting will be held at                     , local time, on                     , 2002 at                     .

Items of Business

      At the special meeting, you will be asked to consider and vote upon the proposal to approve and adopt the merger agreement and approve the merger. You also will consider any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting. PayPal currently does not contemplate that any other matters will be considered at the special meeting.

Recommendation of the Board of Directors of PayPal

      After careful consideration, the board of directors of PayPal determined that the merger is advisable, and is fair to and in the best interests of PayPal and its stockholders and approved the merger agreement and the merger. Accordingly, the board of directors of PayPal recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

Admission to the Special Meeting

      Only PayPal stockholders, including joint holders, as of the close of business on                     , 2002 and other persons holding valid proxies for the special meeting are entitled to attend the special meeting. All stockholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. PayPal stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to                     , 2002, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special meeting.

Method of Voting; Record Date; Stockholders Entitled to Vote; Quorum

      PayPal stockholders are being asked to vote both shares held directly in their name as stockholders of record and any shares they hold in “street name” as beneficial owners. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

      The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

      Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of PayPal from PayPal stockholders in favor of the proposal to approve and adopt the merger agreement and approve the merger.

      Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. PayPal stockholders should complete, sign, date and return each proxy card and voting instruction card they receive.

      Only stockholders of record of PayPal at the close of business on                     , 2002, the record date for the special meeting, are entitled to receive notice of, and have the right to vote at, the special meeting. On the record date, approximately                      shares of PayPal common stock were issued and outstanding.

Stockholders of record of PayPal on the record date are entitled to one vote per share of PayPal common stock on the proposal to approve and adopt the merger agreement and approve the merger.

      A quorum of stockholders is necessary to have a valid meeting of PayPal stockholders. A majority of the shares of PayPal common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the special meeting in order for a quorum to be established.

      Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by PayPal in its treasury do not count toward establishing a quorum.

Adjournment and Postponement

      PayPal stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting.

Required Vote

      Approval and adoption of the merger agreement and approval of the merger will require the affirmative vote of the holders of a majority of the shares of PayPal common stock outstanding on the record date. Under applicable Delaware law, for the purpose of determining whether the proposal to approve and adopt the merger agreement and approve the merger has received the requisite number of affirmative votes, abstentions will be counted and have the same effect as a vote “against” the proposal. In addition, failing to vote will have the same effect as a vote “against” the proposal. A proxy card that is signed and returned that does not indicate a vote “for” or “against” the proposal will be counted as a vote “for” the approval and adoption of the merger agreement and approval of the merger. A broker or nominee who holds shares for customers, who are the beneficial owners of those shares, are prohibited from giving a proxy to vote those customers’ shares with respect to the proposal to be voted on at the special meeting without instructions from the customer. Shares held by a broker or nominee which are not voted because the customer has not provided instructions to the broker or nominee will have the same effect as a vote “against” the proposal.

Share Ownership of PayPal Directors and Executive Officers

      At the close of business on the record date for the special meeting, directors and executive officers of PayPal and their affiliates beneficially owned and were entitled to vote            percent of the                      shares of PayPal common stock outstanding on that date.

Voting Procedures

Submitting Proxies or Voting Instructions

      PayPal stockholders of record may vote their shares by attending the special meeting and voting their shares in person at the special meeting, or by completing their proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes. If a proxy card is signed by a stockholder of record of PayPal and returned without voting instructions, the shares represented by the proxy will be voted FOR the proposal to approve and adopt the merger agreement and approve the merger, and in the discretion of Peter A. Thiel and John D. Muller, as the proxy holders, on any other business that may properly come before the special meeting or any adjournment or postponement of the PayPal special meeting.

      Because Delaware, the state in which PayPal is incorporated, permits electronic submission of proxies, PayPal stockholders who are stockholders of record have the option to submit their proxies by using the telephone or the Internet. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. These procedures allow PayPal stockholders to appoint a proxy to vote their shares of PayPal common stock and to confirm that their instructions have been properly recorded. Instructions for voting by using the telephone or the Internet are printed on the proxy card for PayPal stockholders of record.

      PayPal stockholders whose shares are held in the name of a broker or nominee must either direct the record holder of their shares as to how to vote their shares of PayPal common stock or obtain a proxy from the record holder to vote at the special meeting. Beneficial holders of PayPal common stock should check the voting instruction cards used by their brokers or nominees to see if they may vote by using the telephone or the Internet.

Revoking Proxies or Voting Instructions

      PayPal stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the special meeting. Proxies may be revoked by written notice to the corporate secretary of PayPal, by a later-dated proxy signed and returned by mail, or by attending the special meeting and voting in person. PayPal stockholders of record may also revoke proxies by a later-dated proxy using the telephone or Internet voting procedures described on their proxy cards.

      PayPal stockholders whose shares are held in the name of a broker or nominee may change their votes by submitting new voting instructions to their brokers or nominees. Those PayPal stockholders may not vote their shares in person at the special meeting unless they obtain a signed proxy from the record holder giving them the right to vote their shares.

Proxy Solicitation

      The board of directors of PayPal is soliciting proxies for the special meeting from PayPal stockholders. Each company will share equally the cost of printing and filing this proxy statement/prospectus and the registration statement on Form S-4, of which it forms a part, that has been filed by eBay with the Securities and Exchange Commission.

      Other than the costs shared with eBay, the cost of soliciting proxies from PayPal stockholders will be paid by PayPal. In addition to solicitation by mail, directors, officers and employees of PayPal may also solicit proxies from stockholders by telephone, telecopy, telegram or in person. PayPal will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Upon request, PayPal will reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

      PayPal has retained                     to assist it with the solicitation of proxies and to verify certain records related to the solicitations. PayPal will pay                     a fee of $                    , plus their reasonable expenses, for these services. PayPal has agreed to indemnify                     against certain liabilities resulting from claims involving                     that directly relate to or arise out of                    ’s engagement (except for those directly or principally resulting from any gross negligence, bad faith or willful or intentional misconduct by                     ).

      Please do not send in any PayPal stock certificates with your proxy cards or voting instruction cards. Mellon Investor Services LLC, the exchange agent for the merger, will send transmittal forms with instructions for the surrender of certificates representing shares of PayPal common stock to former PayPal stockholders shortly after the merger is completed.

Other Matters

      PayPal is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons named as proxy holders, Peter A. Thiel and John D. Muller, will each have discretion to act on those matters, or to adjourn or postpone the special meeting.

The Companies

eBay

      eBay pioneered online trading by developing a Web-based community platform in which buyers and sellers are brought together in an efficient and entertaining format to browse, buy and sell items such as collectibles, automobiles, high-end or premium art items, jewelry, consumer electronics and a host of practical and miscellaneous items. The eBay trading platform is a fully automated, topically arranged, intuitive, and easy-to-use service that supports an auction format in which sellers list items for sale and buyers bid on items of interest, and a fixed-price format in which sellers and buyers trade items at a fixed price established by sellers. As of June 30, 2002, through its wholly-owned and partially-owned subsidiaries and affiliates, eBay operated online trading platforms directed towards and localized for the United States, Australia, Austria, Belgium, Canada, France, Germany, Ireland, Italy, the Netherlands, New Zealand, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. eBay’s principal executive offices are located at 2145 Hamilton Avenue, San Jose, California 95125, and its telephone number is (408) 376-7400.

      Additional information concerning eBay is included in eBay’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information” on page 167.

Vaquita Acquisition Corp.

      Vaquita Acquisition Corp. is a newly-formed and wholly-owned subsidiary of eBay. If we complete the merger, Vaquita Acquisition Corp. will be merged with and into PayPal, with PayPal becoming a wholly-owned subsidiary of eBay. Vaquita Acquisition Corp. was organized solely for use in the merger. This is the only business of Vaquita Acquisition Corp.

PayPal

      PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. PayPal’s network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. PayPal currently offers its account-based system to users in 38 countries including the U.S. PayPal’s product was launched in October 1999. As of June 30, 2002, PayPal’s network had grown to include 14.1 million personal accounts and 3.7 million business accounts. PayPal delivers a product well suited for small businesses, online merchants, individuals and others. PayPal’s principal executive offices are located at 303 Bryant Street, Mountain View, California 94041, and its telephone number is (650) 864-8000.

      Additional information concerning PayPal is included in “Information About PayPal” on page 100.

The Merger

General

      The following section summarizes the material terms of the merger agreement, a copy of which is included in this proxy statement/ prospectus as Annex A and is incorporated herein by reference. We urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions upon which the merger is to be effected.

      If the merger agreement is approved and adopted by the holders of a majority of the outstanding shares of PayPal common stock entitled to vote at the special meeting and the other conditions to closing are satisfied or waived, Vaquita Acquisition Corp., a wholly-owned subsidiary of eBay, will be merged with and into PayPal. PayPal will be the surviving corporation and will become a wholly-owned subsidiary of eBay. As a result of the merger, each holder of PayPal common stock will be entitled to receive from eBay, in exchange for each share of PayPal stock, 0.39 of a share of eBay common stock.

Merger Consideration

      If the merger agreement is approved and adopted and the merger is completed, each share of PayPal common stock will be converted into the right to receive 0.39 of a share of eBay common stock.

      You will not receive fractional shares of eBay common stock. Instead, you will receive a cash payment, without interest, for any fractional share of eBay common stock you might otherwise have been entitled to receive, which payment represents your proportionate interest in the net proceeds from the sale by the exchange agent of the aggregate fractional shares of eBay common stock.

Schedule of Important Dates

      The following schedule shows important dates and events in connection with the special meeting.

Dates	Events

, 2002	Record date for special meeting
, 2002	Special meeting

      The merger is expected to close around year-end 2002. However, we cannot predict the exact timing because the merger is subject to governmental and regulatory approvals and other conditions.

Background of the Merger

      PayPal and eBay first discussed a possible transaction in November 2000. These initial discussions involved a proposal that PayPal and Billpoint be combined into a single company, the stockholders of which would include PayPal’s then existing stockholders and Billpoint’s then existing two stockholders, eBay and Wells Fargo.

      On December 5, 2000, PayPal retained Morgan Stanley to serve as its financial advisor in connection with a possible sale of PayPal. PayPal engaged in discussions regarding a possible strategic transaction with several different parties over the next several months, including eBay.

      In February and March 2001, discussions between eBay and PayPal focused on an acquisition of PayPal by eBay. During this period eBay retained Goldman, Sachs & Co. as its financial advisor in connection with an acquisition of PayPal. After eBay conducted preliminary due diligence on PayPal, the companies were not able to agree on a valuation for PayPal and in March 2001 discussions between the companies ceased. Discussions with other parties concerning a possible strategic transaction did not result in any proposals that were acceptable to PayPal.

      During the summer of 2001, representatives of PayPal and eBay had a series of meetings to discuss the assumptions underlying their divergent valuations of PayPal. The companies were unable to reach agreement on PayPal’s valuation. eBay made PayPal an offer that was rejected and the discussions ended.

      In September 2001, PayPal filed a registration statement with the SEC for its initial public offering.

      In November 2001, eBay contacted PayPal regarding a possible acquisition of PayPal. Representatives of the two companies held a series of meetings to discuss PayPal’s valuation and the terms of a possible transaction. eBay made PayPal an offer in January 2002 to acquire PayPal for $825 million of eBay common stock. This offer was rejected by PayPal and the discussions ended. PayPal subsequently completed its initial public offering.

      In late February 2002, eBay acquired the interest in Billpoint that it did not own, which enabled eBay to enter into a transaction with PayPal without obtaining the consent of Wells Fargo. Thereafter, PayPal contacted eBay to determine whether eBay had an interest in pursuing an acquisition of PayPal now that eBay owned 100% of Billpoint and PayPal was a public company.

      After discussions that led to a preliminary understanding of certain key financial terms, eBay and PayPal signed a mutual non-disclosure agreement dated as of March 25, 2002. The parties agreed to negotiate numerous other terms as part of the process of reaching agreement on definitive acquisition documents.

      On March 26, 2002, representatives of the two companies gave presentations to each other regarding their respective business models, strategy, operations and financial results and commenced due diligence on each other that continued over the next two weeks.

      On March 29, 2002, representatives of eBay delivered a draft merger agreement to representatives of PayPal and PayPal notified Morgan Stanley of the potential transaction. Over the course of the next two weeks, representatives of the companies negotiated over the terms of the merger agreement and other related agreements while also continuing to perform due diligence. During this period, the market price of PayPal common stock increased relative to the market price of eBay common stock.

      On April 7, 2002, PayPal entered into a new letter agreement with Morgan Stanley pursuant to which Morgan Stanley was formally retained to meet with PayPal’s board of directors and provide a financial opinion letter in connection with a possible transaction.

      During the morning of April 11, 2002, representatives of the companies met to continue negotiations over the terms of the merger agreement and other related agreements. Later that day, PayPal’s board of directors met and determined not to proceed with the on-going negotiations on the terms then under discussion. Representatives of PayPal were directed to meet with representatives of eBay to convey the determination by PayPal’s board of directors that it would be willing to complete negotiations on a transaction prior to each company announcing first quarter results only on the basis of specified improved financial and other terms.

      At a subsequent meeting on April 11, 2002, eBay rejected PayPal’s proposed new terms and negotiations ceased.

      After this meeting, the subsequent contacts between the companies were infrequent and incidental to their respective businesses. On May 15, 2002, PayPal sent a letter to representatives of eBay requesting the return of all materials provided to eBay and its representatives in connection with eBay’s due diligence investigation of PayPal. On May 16, 2002, eBay sent a similar letter to PayPal and the parties complied with the respective requests.

      Shortly after the termination of negotiations on April 11, 2002, eBay intensified its efforts regarding a potential strategic transaction with another company relating to the provision of online payment services.

      Incidental to its business, PayPal participated as an exhibitor at the eBay Live conference, held from June 22, 2002 through June 24, 2002 in Anaheim, California and attended by more than 5,000 eBay sellers, including many of the largest sellers on eBay’s website. During the course of the conference on June 23, 2002, a senior officer from each of PayPal and eBay had a spontaneous conversation on the exhibition floor of the conference and discussed the reasons why the previous negotiations between the companies had failed. Each officer expressed regret over the failure of the previous negotiations and discussed whether it would be possible to start new negotiations. At a second meeting later that afternoon, the PayPal officer conveyed to the eBay officer that there was interest within PayPal’s senior management for starting new discussions with eBay where the negotiations between the companies had ended on April 11, 2002. Late that evening, eBay stated that it was not willing to engage in negotiations with PayPal at that time and that PayPal should not postpone its then pending secondary offering of PayPal common stock. At this time, eBay’s discussions concerning an alternative strategic transaction were still actively ongoing.

      On June 29, 2002, the PayPal officer and the eBay officer talked by telephone concerning whether it would be possible for the two sides to meet.

      In the late morning of July 2, 2002, the two officers agreed to arrange a meeting for later that day. That afternoon, representatives of the two companies attended a meeting to discuss the possible terms and timing of eBay’s potential acquisition of PayPal, including a proposed exchange ratio. In light of the breakdown of the previous negotiations, representatives of eBay indicated that eBay would not be willing to start new merger discussions unless PayPal’s board of directors provided its preliminary approval of the financial terms proposed by eBay and agreed to work with the objective of concluding negotiations by July 8, 2002 to minimize market risk, the possibility of rumors developing in the marketplace concerning the proposed transaction and business disruption. Representatives of PayPal agreed to seek to convene a special meeting of PayPal’s board of directors for the next day to consider the proposed terms and timing of the transaction.

      On July 3, 2002, eBay provided PayPal with a written preliminary proposal setting forth the proposed terms that were discussed during the meeting on July 2, 2002.

      Later that day, PayPal’s board of directors held a telephonic meeting at which time they discussed the preliminary proposal received earlier that day from eBay. After discussing the proposal, the board of directors decided to pursue discussions with eBay regarding a potential transaction.

      Following the meeting of PayPal’s board of directors, an organizational conference call was held among representatives of eBay and PayPal. The parties discussed the timetable for initiating the process of performing business, financial, accounting, regulatory, legal and other due diligence on the respective companies and negotiating the terms of the merger transaction with the objective of executing the merger agreement and related agreements by July 8, 2002.

      On July 4, 2002 through July 6, 2002, representatives of eBay and PayPal participated in a series of meetings to perform business, operations, financial, accounting, regulatory, legal and other due diligence on each of the respective companies.

      On July 4, 2002 through July 6, 2002, representatives of eBay and PayPal participated in a series of meetings to negotiate the terms of the merger agreement and other related agreements. The negotiations covered all aspects of the transaction and, as a result, among other things, the representations and warranties made by PayPal were narrowed, the restrictions on the conduct of PayPal’s business were loosened, the conditions to completion of the proposed merger were limited, the provisions regarding termination of the merger agreement were limited, the details of the “no shop” clause were finalized, the amount of the termination fees was reduced and the events triggering payment of such fees were limited and the consequences of termination and the terms and delivery of the employment agreements and stockholders agreements were finalized. In addition, the negotiations resulted in fewer shares of PayPal common stock being subject to the stockholders agreements.

      On the afternoon of July 6, 2002, PayPal’s board of directors held a telephonic meeting to discuss the status of negotiations of the proposed transaction and to meet with PayPal’s management and its financial, accounting and legal advisors. Members of PayPal’s management and each of the company’s financial, accounting and legal advisors presented and discussed with the board the results of their business, operations, financial, accounting, regulatory, legal and other due diligence review of eBay and reviewed the terms and conditions of the merger agreement that had been negotiated by management. A representative of PayPal’s outside legal counsel made a presentation concerning the fiduciary duties of PayPal’s directors in considering and approving the merger. PayPal’s board of directors engaged in extensive discussion and consideration of the proposed transaction, the potential alternatives to the transaction and the benefits and risks of entering into the merger agreement compared to continuing as a stand alone entity.

      On July 7, 2002, PayPal’s board of directors met to discuss the terms and conditions set forth in the final documentation for the proposed merger and to receive the presentation and financial opinion letter of Morgan Stanley, as more fully described under “Opinion of PayPal’s Financial Advisor” on page 72. After making its presentation and answering the questions of the board, Morgan Stanley delivered its opinion that, as of July 7, 2002 and based on and subject to the considerations in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of PayPal common stock. After further deliberation with PayPal management and its legal advisors, PayPal’s board of directors determined that the terms of the merger were fair to and in the best interests of PayPal and its stockholders and as such, by a unanimous vote of the directors present, voted to enter into the merger agreement and to recommend that PayPal stockholders approve and adopt the merger agreement and approve the merger. One of PayPal’s directors was not present at this meeting.

      On July 7, 2002, eBay’s board of directors held a telephonic meeting to review the proposed terms of the merger and the merger agreement, stockholders agreements and employment agreements. eBay’s management reviewed with eBay’s board of directors the strategic rationale for the merger and the results of management’s business, operations, risk management, financial, accounting, regulatory and legal due diligence investigation of PayPal and responded to questions by eBay’s board of directors. eBay’s financial advisor reviewed the financial terms of the proposed merger and delivered advice relating to financial matters involving the transaction. Following that presentation, a representative of eBay’s outside legal counsel described to eBay’s board of directors the terms of the merger agreement and made a presentation concerning the fiduciary duties of eBay’s directors in considering and approving the merger. After further deliberations, eBay’s board of directors determined, among other things, that the terms and conditions of the merger were fair to and in the best interests of eBay and its stockholders and approved, with one director absent from the meeting and one director voting against, the merger, the merger agreement, the stockholders agreements and the employment agreements and the transactions contemplated thereby. eBay’s board of directors also approved the issuance of a press release reporting eBay’s results of operations for the quarter ended June 30, 2002.

      In the afternoon of July 7, 2002, eBay and PayPal entered into the merger agreement.

      Also on July 7, 2002, eBay and certain PayPal stockholders entered into stockholders agreements pursuant to which those PayPal stockholders each agreed to vote certain of their shares of PayPal common stock, representing in the aggregate approximately 28.1% of the outstanding PayPal common stock, for the proposal to approve and adopt the merger agreement and approve the merger. In addition, eBay and PayPal entered into employment agreements with Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, John Muller and Ryan Downs. For a discussion of these agreements, see “Other Material Agreements Relating to the Merger” on page 97.

      On July 8, 2002, a joint press release was issued announcing the signing of the merger agreement.

PayPal’s Reasons for the Merger; Recommendation of the PayPal Board

PayPal’s Reasons for the Merger

      PayPal’s board of directors approved the merger agreement and the merger by a unanimous vote of those members considering the merger. In the course of reaching its decision to approve the merger agreement and the merger, PayPal’s board of directors consulted with PayPal’s management, as well as its outside legal counsel and its financial advisor. At its meeting on July 7, 2002, PayPal’s board of directors:

•	determined that the merger is advisable, and is fair and in the best interests of PayPal and its stockholders;

•	determined that the exchange ratio is fair from a financial point of view to PayPal’s stockholders;

•	approved the merger agreement and the merger;

•	directed the merger agreement be submitted for consideration by PayPal’s stockholders; and

•	recommended that PayPal’s stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

      One of PayPal’s directors was not present at this meeting.

      PayPal’s board of directors identified and considered a variety of potential positive factors in its deliberations concerning the merger agreement and the merger, including without limitation the following, each of which, individually and in the aggregate, in the opinion of the board, supported its decision:

•	PayPal’s and eBay’s financial condition, results of operations, business quality, prospects and businesses as separate entities and on a combined basis, including:

•	the revenues, cash flows and operating margins of PayPal, eBay and the pro forma projected earnings of the combined company; and

•	the recent and historical stock price performance of PayPal’s common stock and eBay’s common stock;

•	the strategic nature of the merger and increased opportunity for growth;

•	the increased ability of the combined company to manage PayPal’s growth and international expansion;

•	the fact that PayPal actively tested the market for an acquisition of the business in the winter and spring of 2001, and the results of the market test and the periods since then indicated that there have not been any proposals from any company other than eBay to merge with or acquire PayPal or any other attractive proposals for any other transactions with PayPal;

•	the possible alternatives to the merger, including to operate PayPal as an independent company and the associated risks in light of: (1) the possibility of an impairment of PayPal’s ability to process payments for online auctions; (2) changes to card association rules; (3) losses due to fraud and disputes between senders and recipients; and (4) PayPal’s status under state, federal and international financial services regulation, including the uncertain legal status of PayPal’s processing for online gambling-related businesses;

•	the opportunity for PayPal’s stockholders to participate in a larger company with a more liquid market for its stock and, as stockholders of the combined company, to participate in any increases in the value of its business following the merger;

•	the fact that the exchange ratio would enable PayPal’s stockholders after the merger to own approximately 8% of the common stock of the combined company;

•	the intrinsic value and historical market prices of PayPal’s common stock and the fact that the exchange ratio (based on eBay’s trading price at the close of business of July 5, 2002, the last trading day before PayPal’s board of directors approved the merger agreement) to be paid by eBay in the merger represented a premium of:

•	18% to PayPal’s trading price at the close of business on July 5, 2002;

•	24% over the price of PayPal common stock sold in a secondary offering on June 27, 2002;

•	82% over the price of PayPal common stock in PayPal’s initial public offering on February 15, 2002; and

•	9% over the average trading price since the initial public offering;

•	the directors’ belief that the consideration to be paid by eBay in the merger represented the highest price per share that could be negotiated with eBay;

•	the presentation of Morgan Stanley to PayPal’s board of directors on July 7, 2002, including the opinion of Morgan Stanley presented to PayPal’s board of directors to the effect that, as of July 7, 2002 and based on and subject to the considerations in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of shares of PayPal common stock (See “— Opinion of PayPal’s Financial Advisor” on page 72);

•	the likely ability to complete the merger as a reorganization for United States federal income tax purposes in which PayPal stockholders generally would not recognize any gain or loss, except for any gain or loss realized in connection with any cash received for fractional shares of eBay’s common stock (See “— Material Federal Income Tax Consequences” on page 78);

•	the financial and non-financial terms and conditions of the merger agreement, including:

•	the merger consideration;

•	the fact that certain types of adverse developments are not considered in whether the conditions to eBay’s obligation to complete the merger have been satisfied;

•	the fact that eBay’s obligation to complete the merger is not conditioned on eBay’s receipt of any financing;

•	the right of PayPal’s board of directors, in connection with the discharge of their fiduciary duties to PayPal and its stockholders or in response to certain unsolicited alternative acquisition proposals, to withdraw, modify or qualify its recommendation to PayPal’s stockholders to approve the merger agreement and pursue a competing transaction with another party, and the financial consequences of such withdrawal, modification or qualification; and

•	the absence of any right of eBay to terminate the merger agreement if the value of a share of eBay common stock rises above a particular level prior to the consummation of the merger.

      PayPal’s board of directors also identified and considered a variety of potentially adverse factors in its deliberations concerning the merger agreement and the merger, including the following:

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not receive regulatory clearance from the appropriate government agencies;

•	the possibility that the merger might not be consummated and the potential adverse effects of the public announcement of the merger on:

•	PayPal’s operating results;

•	PayPal’s ability to attract and retain key employees; and

•	PayPal’s overall competitive position;

•	the risk that key personnel might not remain employees of the combined company following the merger;

•	the absence of any right of PayPal to terminate the merger agreement if the value of eBay’s common stock falls below any particular level prior to the merger; and

•	that the consummation of the merger will preclude PayPal stockholders from participating in the future growth of PayPal as an independent public company.

      PayPal’s board of directors specifically considered that the inclusion in the merger agreement of the covenant prohibiting any solicitation by PayPal of alternative acquisition proposals and the $45 million termination fee payable to eBay in certain circumstances were each a prerequisite to eBay’s willingness to enter into the transaction on the terms outlined above. PayPal’s board of directors considered that while these provisions might have the effect of discouraging other offers, PayPal’s board of directors retained the ability to negotiate with third parties expressing an unsolicited interest in PayPal after the announcement of the transaction, and PayPal’s board of directors determined that the benefits to PayPal’s stockholders of securing an agreement with eBay outweighed any potential detriment.

      In view of the complexity and wide variety of information and factors, both positive and potentially adverse, considered by PayPal’s board of directors, PayPal’s board of directors did not find it practical to quantify, rank or otherwise assign relative or specific weights to the information and factors considered. In addition, PayPal’s board of directors did not reach any specific conclusion with respect to the information and each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the information and factors described above, including, among other things, by engaging in thorough discussions with PayPal’s management and legal and financial advisors. In considering the information and factors described above, individual members of PayPal’s board of directors may have given different weight to different information or factors. PayPal’s board of directors considered all of the information and these factors as a whole and believed the information and factors supported its decision to approve the merger agreement and the merger. After taking into consideration all of the information and factors described above, PayPal’s board of directors concluded that the merger was fair to, and in the best interests of, PayPal and its stockholders and that PayPal should proceed with the merger.

Recommendation of PayPal’s Board of Directors

      PayPal’s board of directors believes that the merger is advisable, and is fair and in the best interests of PayPal and its stockholders and recommends that PayPal’s stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

Opinion of PayPal’s Financial Advisor

      Morgan Stanley was engaged to render a financial opinion letter in connection with the merger. Morgan Stanley was selected based on its qualifications, expertise and reputation, as well as its understanding of the business and affairs of PayPal and because of its prior work for PayPal in connection with a potential sale by PayPal pursuant to the terms of a letter agreement dated December 5, 2000, which was superseded by the letter agreement dated April 7, 2002. On July 7, 2002, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the PayPal board of directors that, as of July 7, 2002 and subject to and based on the considerations in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of PayPal common stock.

      The full text of Morgan Stanley’s written opinion, dated as of July 7, 2002, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex D to this proxy statement/prospectus. Holders of PayPal’s common stock are urged to, and should, read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of PayPal, addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of PayPal common stock and does not address any other aspect of the acquisition or constitute a recommendation to any PayPal stockholder as to how to vote at the special meeting. This summary is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of PayPal and eBay;

•	reviewed certain internal financial statements and other financial and operating data concerning PayPal and eBay prepared by the management of PayPal and eBay, respectively, including in the case of PayPal and eBay, preliminary results for the quarter ended June 30, 2002;

•	reviewed certain financial projections prepared by the management of PayPal and eBay, respectively;

•	discussed the past and current operations and financial condition and the prospects of PayPal and eBay, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of PayPal and eBay, respectively;

•	reviewed the pro forma impact of the merger on eBay’s earnings per share;

•	reviewed the reported prices and trading activity for the PayPal common stock and the eBay common stock;

•	compared the financial performance of PayPal and eBay and the prices and trading activity of the PayPal common stock and the eBay common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

•	participated in discussions and negotiations among representatives of PayPal and eBay and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents;

•	discussed with the management of PayPal the strategic rationale for the merger, including the existing and anticipated future relationship between PayPal and eBay; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

      Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger that Morgan Stanley discussed with PayPal, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of PayPal and eBay. Morgan Stanley also relied without independent verification on the assessment by the management of PayPal on the strategic rationale for the merger, including their assessment of the existing and anticipated future relationship between PayPal and eBay. In addition, Morgan Stanley relied upon the assessment by the managements of PayPal and eBay of their ability to retain key employees of PayPal and eBay. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of PayPal and eBay of the timing and risks associated with the integration of PayPal and eBay and the validity of, and risks associated with, PayPal’s and eBay’s existing and future technologies, services or business models.

      In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement, including that the merger would be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion.

      The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with preparing its opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Morgan Stanley.

Trading Analysis

      Morgan Stanley reviewed the implied premium over PayPal’s stock price based on eBay’s July 5, 2002 closing price of $60.55 per share and using the exchange ratio of 0.39 from the merger agreement and noted the following:

	Price Per Share	Implied Premium(%)

1-Day prior (July 5, 2002 Close)	20.00	18.1
Last 10 Trading Days Average	19.71	19.8
1-Month Average	21.95	7.6
Average Since IPO	21.72	8.7
Secondary Offering Price (June 27, 2002)	19.00	24.3
IPO Price (February 15, 2002)	13.00	81.7

PayPal/eBay Relationship

      Morgan Stanley analyzed PayPal’s sensitivity to eBay’s transaction revenues. To conduct this analysis, Morgan Stanley assumed that:

•	60% of PayPal’s Gross Merchant Sales originated on the eBay network;

•	PayPal’s net revenue from Gross Merchant Sales was 3.7% of Gross Merchant Sales and PayPal’s gross margin was 53%, consistent with PayPal’s net revenue and gross margin for the quarter ended March 31, 2002; and

•	PayPal continued to trade at 53.6x 2002 estimated cash earnings, the level at which PayPal was trading as of the close of market on July 5, 2002.

      The following table summarizes the results of this analysis:

	Decrease in Estimated 2002
	eBay Transaction Volume

Implied Impact on PayPal’s	5%	10%	15%

2002 Revenue(%)	(3.0)	(6.0)	(9.0)
2002 Earnings/Stock price(%)	(9.2)	(18.4)	(27.7)
Per Share Stock Price($)	(1.84)	(3.69)	(5.53)

Potential Value Creation

      Morgan Stanley calculated the implied value of each share of PayPal common stock at the exchange ratio of 0.39 shares of eBay common stock for each share of PayPal common stock, assuming:

•	PayPal management estimates of 2003 cash earnings of $0.68 per share and IBES estimates of 2003 cash earnings of $1.11 for eBay;

•	a 2003 price to cash earnings multiple of 54.5x for eBay and a market capitalization weighted blended 2003 price to earnings ratio of 52.8x; and

•	synergies in 2003 based upon (decreases)/increases in PayPal standalone revenues of (5)%, 0%, 5% and 10%.

      The following table summarizes the results of this analysis:

	Implied Value of
	One PayPal Share

Revenue Synergies equivalent to	Blended P/E	eBay’s P/E

(5)% PayPal 2003 Revenue	$23.53	$24.30
0% PayPal 2003 Revenue	23.87	24.64
5% PayPal 2003 Revenue	24.21	24.99
10% PayPal 2003 Revenue	24.55	25.34

Pro Forma Merger Analysis

      Morgan Stanley analyzed the financial impact of the merger on eBay’s estimated earnings per share and cash earnings per share. Morgan Stanley’s analysis was based on:

•	2003 cash earnings management estimates for PayPal of $0.68 per share and IBES estimates of 2003 cash earnings of $1.11 for eBay; and

•	synergies in 2003 based upon (decreases)/ increases in PayPal standalone revenues of (5)%, 0%, 5% and 10%.

This analysis indicated that, in all scenarios, the merger would be dilutive to eBay’s 2003 estimated earnings per share and accretive to eBay’s 2003 estimated cash earnings per share.

Trading Characteristics

      Morgan Stanley analyzed trading characteristics of PayPal common stock and eBay common stock, including:

•	average daily trading ranges for PayPal and eBay common stock over selected periods, based on publicly available information; and

•	the relative liquidity of eBay and PayPal common stock, based on publicly available information.

      Morgan Stanley observed among other findings, the following:

FactSet Daily Trading Range as % of Closing Prices

	1-Month	Since PayPal IPO	6-Month	1-Year

eBay	4.4	4.2	4.1	4.6
PayPal	8.0	7.7	N/A	N/A

FactSet Average Daily Turnover (in thousands of shares)

	1-Month	3-Month	6-Month		1-Year

eBay	3,395	3,048	3,035		3,438
PayPal	502	343	390	(1)	N/A

(1)	Since IPO date (February 15, 2002)

Comparative Stock Price Performance

      Morgan Stanley reviewed the recent stock price performance of PayPal and eBay in terms of:

•	stock price performance since February 15, 2002, the date PayPal became public;

•	exchange ratio implied by the value of PayPal common stock and eBay common stock since February 15, 2002 and average over the same period; and

•	implied premium at fixed exchange ratio of 0.39 shares of eBay common stock for each share of PayPal common stock since February 15, 2002

Precedent Transaction Analysis

      Morgan Stanley performed an analysis of thirteen precedent transactions involving cash processing/payment services companies with announced deal values of over $50 million since January 1, 1998 (the “Precedent Transactions”) that shared characteristics with the merger to compare the multiple of projected earnings/ growth and the implied premium over previous day stock price indicated by the merger consideration to the same multiple and premia indicated for the Precedent Transactions. For each transaction, the acquired company’s estimated earnings per share was based on IBES estimates of its earnings per share prior to announcement of the transaction.

      The thirteen transactions constituting the Precedent Transactions were:

Acquiror	Acquiree

First Data Corp.
U.S. Bancorp
Concord EFS Inc.
Computer Sciences Corp.
Concord EFS Inc.
Ceridian Corp.
First Data Corp.
DST Systems Inc.
Bank of America
Concord EFS Inc.
NOVA Corp.
Associated First
Viad Corp.	NYCE
NOVA Corp.
Star Systems Inc.
Mynd Corp.
Card Payment Systems
ABR Information Services Inc.
Paymentech LLC
USCS International Inc.
BA Merchant Services
Electronic Payment Systems
PMT Services Inc.
SPS Payment Services
MoneyGram Payment Systems Inc.

      The following table reflects the results of the analysis:

	Multiple of Projected		Premium over
	Earnings/Growth		1-Day Prior

PayPal/eBay Merger	1.6	x	18.1	x
Median of Precedent Transactions	1.3		22.0

      No company or transaction used in the comparable transaction analyses is identical to PayPal or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of PayPal and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data or comparable company data.

      In connection with the review of the acquisition by PayPal’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for the purpose of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its analyses and the opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of PayPal or eBay.

      In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PayPal or eBay. Any estimates contained in the analyses performed by Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

      Such analyses were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view to the holders of shares of PayPal common stock of the exchange ratio pursuant to the merger agreement and were provided to the PayPal board of directors in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals of value or to reflect the prices at which PayPal or eBay might actually trade. In addition, as described above, the Morgan Stanley opinion was one of the many factors taken into consideration by the PayPal board of directors in making its determination to approve the merger agreement. The consideration to be paid to holders of shares of PayPal common stock pursuant to the merger agreement was determined through arm’s-length negotiations between PayPal and eBay and was approved by the PayPal board of directors. Morgan Stanley did not recommend any specific consideration to PayPal or advise that any given consideration constituted the only appropriate consideration for the acquisition. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the PayPal board of directors with respect to the value of PayPal or of whether the PayPal board of directors would have been willing to agree to different consideration.

      Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory services for PayPal and have provided financial advisory and financing services for eBay and have received fees for the rendering of such services. In addition, Morgan Stanley and its affiliates may from time to time act as a counter-party to either PayPal or eBay and may have received compensation for such activities. In the ordinary course of its business, Morgan Stanley and its affiliates may, from time to time, trade in the securities and indebtedness of PayPal or eBay for its own accounts or the account of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account.

      Pursuant to a letter agreement dated as of April 7, 2002, Morgan Stanley was formally retained to provide advice to PayPal’s board of directors with regard to a potential transaction between PayPal and eBay. On July 3, 2002, PayPal informed Morgan Stanley about the new potential transaction and the parties agreed to continue the engagement of Morgan Stanley under the terms of the April 7, 2002 letter agreement to meet with PayPal’s board of directors and provide a financial opinion in connection with any agreement reached between PayPal and eBay. PayPal agreed to pay Morgan Stanley a fee of $1,600,000 at the time such opinion was delivered.

      PayPal also agreed to reimburse Morgan Stanley for expenses incurred by Morgan Stanley in performing its services. In addition, PayPal has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

eBay’s Reasons for the Merger

      eBay believes that its proposed acquisition of PayPal is a natural extension of eBay’s trading platform and supports its mission to create an efficient global online marketplace. eBay is acquiring PayPal for the following reasons:

To create an overall better experience for eBay’s users:

•	Ease of Use: The acquisition is intended to result in a simpler and less confusing purchasing process for buyers and sellers;

•	Transaction Velocity: A better electronic payment solution is expected to increase the percentage of eBay transactions completed electronically which should result in faster payments to sellers and faster receipt of goods by buyers; and

•	Safety: Improved fraud detection and prevention for buyers and sellers using PayPal and eBay is intended to make eBay safer and more attractive to buyers.

      An easier, faster, safer experience on eBay should make eBay more attractive for both buyers and sellers, which we expect to result in more transactions, revenue and income.

To continue to grow the reach of the combined company outside of eBay:

•	PayPal’s non-eBay transactions represent the fastest growing portion of PayPal; and

•	Anticipated continued growth of business off-eBay will allow eBay to participate in and market to other areas of e-commerce.

To minimize losses and increase profits:

•	Reduce eBay’s cost of billing and bad debt for its own services;

•	Reduce overlapping costs, including those associated with Billpoint; and

•	Reduce payouts for eBay’s buyer protection programs because of better fraud protection.

Material Federal Income Tax Consequences

      In the opinion of Sullivan & Cromwell and in the opinion of Kirkland & Ellis, the following are the material United States federal income tax considerations of the merger generally applicable to PayPal stockholders. These opinions and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended, or the Code, the regulations promulgated under the Code, existing interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	stockholders who are not United States persons;

•	financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	stockholders who acquired their shares of PayPal common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation; and

•	stockholders who hold their shares of PayPal common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

      This discussion assumes you hold your shares of PayPal common stock as capital assets within the meaning of Section 1221 of the Code.

      It is intended that the merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code. eBay’s and PayPal’s obligations to complete the merger are conditioned on, among other things, eBay’s receipt of an opinion from Sullivan & Cromwell and PayPal’s receipt of an opinion from Kirkland & Ellis, each dated the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinions, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of eBay, Vaquita Acquisition Corp. and PayPal will be a party to that reorganization within the meaning of Section 368(b) of the Code. The opinions of counsel will be based on the then-existing law, will assume the absence of changes in existing facts, will rely on customary assumptions and may rely on representations contained in certificates executed by officers of eBay and PayPal. The opinions neither bind the Internal Revenue Service, nor preclude them from adopting a contrary position, and it is possible that they may successfully assert a contrary position in litigation or other proceedings. Neither eBay nor PayPal intends to obtain a ruling from the Internal Revenue Service with respect to the tax consequences of the merger.

      In the opinion of Sullivan & Cromwell and in the opinion of Kirkland & Ellis, assuming that the merger is consummated in accordance with the terms of the merger agreement and as described in this proxy statement/ prospectus and that the assumptions and representations described in the preceding paragraph are true and complete as of the effective date, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of eBay, Vaquita Acquisition Corp. and PayPal will be a party to that reorganization within the meaning of Section 368(b) of the Code. The following discussion assumes that the merger will be treated accordingly.

Tax Implications to PayPal’s Stockholders

      If you are a holder of PayPal common stock, your exchange of PayPal common stock for eBay common stock will have the following consequences to you:

•	Except as discussed below with respect to cash received in lieu of fractional shares, you will not recognize gain or loss for United States federal income tax purposes when you exchange your PayPal common stock solely for eBay common stock pursuant to the merger.

•	The aggregate tax basis of the eBay common stock you receive as a result of the merger will be the same as your aggregate tax basis in PayPal common stock you surrender in exchange for the eBay common stock, decreased by any amount of such tax basis that is allocable to a fractional share interest in PayPal common stock for which you receive cash instead of a fractional share of eBay common stock.

•	The holding period of the eBay common stock you receive as a result of the exchange will include the holding period of PayPal common stock you exchange in the merger.

•	If you receive cash in the merger instead of a fractional share interest in eBay common stock, you will be treated as having received the cash in redemption of the fractional share interest. Assuming that, immediately after the merger, you hold a minimal interest in eBay, you exercise no control over eBay and, as a result of the deemed redemption and after giving effect to certain constructive ownership rules, you experience an actual reduction in your interest in eBay, you will recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. Otherwise, the cash payment may be taxable to you as a dividend. Any capital gain or loss will be long-term capital gain or loss if you have held your shares of PayPal common stock for more than one year at the time the merger is completed. Long-term capital gain of a non-corporate U.S. stockholder is generally subject to a maximum rate of 20%.

Tax Implications to eBay, PayPal and Vaquita Acquisition Corp.

      None of eBay, PayPal or Vaquita Acquisition Corp. will recognize gain or loss for United States federal income tax purposes as a result of the merger.

      The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment for the Merger

      In accordance with United States generally accepted accounting principles, eBay will account for the merger using the purchase method of accounting.

Regulatory Matters

Antitrust Approvals

      The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations thereunder, provide that certain merger transactions, including the merger, may not be consummated until required information and materials have been furnished to the Antitrust Division of the Department of Justice, or the DOJ, and the Federal Trade Commission, or the FTC, and certain waiting periods have expired or been terminated.

      On July 18, 2002, eBay and PayPal filed their respective Pre-Merger Notification and Report Forms with the DOJ and the FTC under the HSR Act. eBay and PayPal have been advised that the DOJ will be the agency responsible for reviewing the merger. On July 12, 2002, eBay and PayPal received an informal request for additional information from the DOJ and commenced collecting responsive information for the DOJ on a voluntary basis. In addition, representatives of eBay and PayPal have met with representatives of the DOJ to discuss the rationale behind, and answer questions relating to, the merger. The 30-day HSR Act waiting period expires on August 19, 2002, unless extended. If the DOJ were formally to request additional information or documentary material from eBay and PayPal, the waiting period would expire 30 days after the date of substantial compliance by eBay and PayPal with such request. Thereafter, the waiting period could be extended only by agreement or by court order. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order.

      Prior to entering into the merger agreement, representatives of PayPal submitted information and documentary material to, and met with, the FTC and DOJ alleging that some of eBay’s business practices were anticompetitive and harmful to PayPal. PayPal’s most recent submission was on June 19, 2002 to the DOJ.

      On August 1, 2002, pursuant to Germany’s Act against Restraints of Competition, eBay and PayPal jointly notified the German Federal Cartel Office of the proposed merger. The Act against Restraints of Competition and the rules and regulations thereunder provide that certain merger transactions, including the merger, may not be consummated until required information and materials have been furnished to the German Federal Cartel Office and a 30-day review period has expired or voluntarily been terminated prior to the expiration of the 30-day review period by the Federal Cartel Office as permitted under applicable German law. eBay and PayPal are also required to make antitrust filings in Brazil. Antitrust clearance in Brazil is not required before the completion of the merger. On July 26, 2002, eBay and PayPal jointly notified the Brazilian antitrust authorities. eBay and PayPal will also make filings in other jurisdictions if filings in those jurisdictions are required.

      At any time before or after the merger, the DOJ, FTC or other national antitrust agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including the DOJ seeking to enjoin the merger or the DOJ, FTC or other national antitrust agencies seeking changes or restrictions in the operations of any of the assets or businesses of eBay or PayPal or their affiliates. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Other Regulatory Approvals

      eBay is required to make filings under applicable money transmitter laws in the States of Arizona and Maryland and the District of Columbia and to obtain required approvals in those jurisdictions prior to the completion of the merger. Prior filings by eBay and the necessary approvals are also required in other states in which PayPal is seeking to obtain money transmitter licenses if such licenses are granted before the completion of the merger. eBay and PayPal will also make similar filings in other jurisdictions if filings in those jurisdictions are required.

      The merger is conditioned on all filings required to be made prior to the effective time of the merger by eBay and PayPal, or any of their respective subsidiaries, and all consents, registrations, approvals and authorizations required to be obtained prior to the effective time of the merger by eBay and PayPal or any of their respective subsidiaries from, any governmental entity in connection with the execution and delivery of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement by eBay, PayPal and Vaquita Acquisition Corp. having been made or obtained, except that this condition will be deemed to have been satisfied unless the failure to make such notices, reports and other filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on eBay or PayPal.

Federal Securities Laws Consequences

      All shares of eBay common stock received by PayPal stockholders in the merger who are not affiliates of PayPal prior to the merger will be freely transferable. However, shares of eBay common stock received by persons who are deemed to be affiliates of PayPal prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933, or Rule 144 promulgated under the Securities Act in the case of such persons who become affiliates of eBay, or as otherwise permitted under the Securities Act. Persons deemed to be affiliates of PayPal are those individuals or entities that control, are controlled by, or are under common control with, PayPal. Affiliates generally include executive officers and directors of PayPal as well as certain principal stockholders of PayPal. This proxy statement/prospectus does not cover any resales of eBay common stock received by affiliates of PayPal in the merger.

Nasdaq National Market Listing

      The shares of eBay common stock to be issued in the merger will be quoted on the Nasdaq National Market. If we complete the merger, PayPal common stock will no longer be registered under the Exchange Act or quoted on the Nasdaq National Market.

No Appraisal Rights

      In accordance with Section 262 of the Delaware General Corporation Law, no appraisal rights are available to PayPal stockholders in connection with the merger.

Litigation Related to the Merger

      Three purported class action complaints have been filed in the Court of Chancery in the State of Delaware in and for New Castle County by alleged stockholders of PayPal. Two additional purported class action complaints have been filed in the Superior Court of the State of California, County of Santa Clara by alleged PayPal stockholders. These complaints name as defendants PayPal and each member of its board of directors as well as eBay. The complaints are purported class actions that allege, among other things, that eBay controls PayPal, the defendants have breached fiduciary duties they assertedly owed to PayPal’s stockholders in connection with PayPal entering into the merger agreement and the exchange ratio is unfair and inadequate. The plaintiffs in each lawsuit seek, among other things, an injunction against the consummation of the merger and an award of unspecified compensatory damages. We believe that each of the lawsuits is without merit and intend to defend ourselves vigorously.

Executives; Executive Compensation;

Stock Ownership of Directors, Executive Officers and Five Percent Stockholders

      Information concerning current directors and officers of eBay, executive compensation and ownership of eBay common stock by eBay’s management and principal stockholders is contained in eBay’s Annual Report on Form 10-K as of December 31, 2001, including the information incorporated by reference from eBay’s definitive proxy statement relating to eBay’s 2001 annual meeting of stockholders, and is incorporated herein by reference. See “Where You Can Find More Information” on page 167.

      Information concerning current directors and executive officers of PayPal, executive compensation, certain relationships and related transactions and ownership of PayPal common stock by PayPal’s management and principal stockholders is discussed below in “Information About PayPal” on page 100.

Interests of Certain Persons in the Merger

      In considering the recommendations of PayPal’s board of directors with respect to the merger, you should be aware that certain executive officers and members of the board of directors of PayPal have agreements or arrangements that provide them with interests in the merger that may be different from, or in addition to, the interests of the other stockholders of PayPal. PayPal’s board of directors was aware of these agreements during its deliberations of the merits of the merger and in determining to recommend to PayPal stockholders that they vote for the proposal to approve and adopt the merger agreement and the merger.

Common Stock

      As of                     , 2002, the record date of the special meeting, the executive officers and directors of PayPal and their affiliates beneficially owned an aggregate of                      shares, or           %, of outstanding PayPal common stock, which will be treated in the merger in the same manner as shares of PayPal common stock held by other stockholders of PayPal.

eBay Employment Agreements

      In connection with the merger agreement, eBay and PayPal entered into employment agreements with each of Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, John Muller and Ryan Downs, who are all PayPal executives. For a discussion of these employment agreements, see “Other Material Agreements Relating to the Merger — eBay Employment Agreements” on page 98.

PayPal’s Stock Options and Performance Awards

      When the merger occurs, the vesting of all outstanding options issued pursuant to PayPal’s 1999 Stock Plan, 2001 Equity Incentive Plan and the Confinity 1999 Stock Plan will accelerate. The number of shares which accelerate and vest immediately upon the occurrence of the merger will be the lesser of (1) 25% of the total number of shares subject to an option or restricted stock grant or (2) the remaining unvested options or shares of restricted stock.

      The following table shows the number of shares of PayPal common stock subject to outstanding options and the number of shares of restricted stock in each case held by PayPal executive officers and directors whose exercisability, in the case of options, and vesting, in the case of restricted stock, will accelerate as a result of the merger. PayPal’s executive officers and directors also hold in the aggregate options to purchase 543,599 shares of PayPal common stock that are currently vested and exercisable. At the effective time of the merger, each outstanding PayPal stock option under PayPal’s stock option plans will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the PayPal stock option, the number of shares of eBay common stock equal to the number of shares of PayPal common stock that were issuable upon exercise of the PayPal stock option immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to the exercise price per share at which the PayPal stock option was exercisable immediately prior to the effective time divided by the exchange ratio.

		Number of shares of
	Number of shares subject	restricted stock that
	to options that accelerate	accelerate as a result of
	as a result of the merger	the merger

Peter A. Thiel	416,666	309,876
Chief Executive Officer and President
Max R. Levchin	416,666	141,126
Chief Technology Officer
David O. Sacks	63,999	90,980
Chief Operating Officer
Reid G. Hoffman	12,500	—
Executive Vice President
Roelof F. Botha	79,167	11,978
Chief Financial Officer
John C. Dean	16,667	—
Director
Timothy M. Hurd	16,667	—
Director
John A Malloy	16,667	—
Director
Shailesh J. Mehta	16,667	—
Director
Michael J. Moritz	16,667	—
Director
Elon R. Musk	16,667	—
Director

      If the effective time of the merger had been June 30, 2002, an option held by an executive officer or director of PayPal to purchase 100 shares of PayPal common stock at $1 per share would have been converted into an option to purchase 39 shares of eBay common stock at $2.5640 per share.

Outstanding Officer Loan

      In April 2000, PayPal assumed a loan of $70,000 at an interest rate of 9% per annum payable by Roelof F. Botha, PayPal’s Chief Executive Officer, to his former employer. Mr. Botha has agreed to repay this loan as a single payment in June 2004 or at such time as he ceases to be an employee of PayPal, if sooner. PayPal forgave 25% of the loan in June 2001, another 25% in June 2002, and has agreed to forgive the remainder in 25% increments in June 2003 and June 2004. The merger will accelerate Mr. Botha’s loan forgiveness and when the merger occurs PayPal will forgive the entire remaining amount of Mr. Botha’s loan. If this loan forgiveness would constitute a “parachute payment” under Section 280G of the Internal Revenue Code of 1968, the combined company will reimburse Mr. Botha for the Federal excise taxes that are imposed as a result of the loan forgiveness plus the additional taxes due on the reimbursement.

Employee Benefits

      Please refer to “The Merger Agreement — Effect on Benefit Plans” on page 91 for a discussion of the employee benefits to be provided to PayPal employees, including any executive officers, who remain at the combined company following the merger.

Stockholders Agreements

      In connection with the merger agreement, eBay entered into stockholders agreements with each of Peter A. Thiel, Max R. Levchin, David O. Sacks and Roelof F. Botha, Reid G. Hoffman, Elon R. Musk and James E. Templeton, who are all PayPal executives. For a discussion of these stockholders agreements, see “Other Material Agreements Relating to the Merger — Stockholders Agreements” on page 97.

Indemnification and Insurance

      Pursuant to the merger agreement, eBay has agreed that, after the effective time of the merger, it will provide certain indemnification and liability insurance benefits to present and former directors and officers of PayPal. See “The Merger Agreement — Indemnification and Insurance” on page 96.

The Merger Agreement

      This section of the proxy statement/prospectus describes the material provisions of the merger agreement. Because the description of the merger agreement contained in this proxy statement/prospectus is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire copy of the merger agreement attached as Annex A to this proxy statement/prospectus, which is hereby incorporated into this proxy statement/prospectus by reference, before you decide how to vote.

Structure of the Merger

      The merger agreement provides for the merger of Vaquita Acquisition Corp., a newly-formed and wholly-owned subsidiary of eBay, into PayPal. After the merger, PayPal will become a wholly-owned subsidiary of eBay.

Completion and Effectiveness of the Merger

      We will complete the merger as promptly as practicable, but in no event later than the fifth business day, after the last of the conditions to completion are satisfied or waived, or at such other time or date as PayPal and eBay may agree in writing.

      The merger will become effective at the time when the certificate of merger has been filed with and accepted by the Secretary of the State of Delaware. We anticipate that the filing will be made simultaneously with, or as soon as practicable after, the closing of the merger.

Conversion of PayPal Common Stock in the Merger

      Each share of PayPal common stock issued and outstanding immediately before the effective time of the merger, other than shares owned by eBay, Vaquita Acquisition Corp. or any other direct or indirect subsidiary of eBay or shares that are owned by PayPal or its direct or indirect subsidiaries that in each case are not held on behalf of third parties, will automatically convert into the right to receive 0.39 of a share of eBay common stock. eBay will not issue any fractional shares. Instead, you will receive a cash payment in accordance with the terms of the merger agreement, as described below in “— Fractional Shares”.

Exchange Procedures

      Promptly after the effective time of the merger, Mellon Investor Services LLC, the exchange agent for the merger, will mail to you a letter of transmittal and instructions for surrendering your PayPal stock certificates in exchange for eBay stock certificates, any cash in lieu of fractional shares and any unpaid dividends and distributions to which you are entitled. When you surrender a PayPal stock certificate in the manner provided in the merger agreement, you will be entitled to receive a certificate representing the number of whole shares of eBay common stock that you are entitled to receive, a check in the amount, after giving effect to any required tax withholdings, of any cash in lieu of fractional shares and any unpaid dividends and distributions as contemplated by the merger agreement. No interest will be paid or accrued on any amount payable upon due surrender of the certificates.

      You should not send stock certificates with your proxy card and should not surrender stock certificates prior to the adoption and approval of the merger agreement by the stockholders of PayPal and the receipt of a transmittal form.

Fractional Shares

      Each PayPal stockholder who would otherwise have been entitled to receive a fraction of a share of eBay common stock will receive cash, without interest, in an amount equal to such stockholder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of all such stockholders of the aggregate fractional shares of eBay common stock that such stockholders otherwise would be entitled to receive.

Dividends and Distributions

      All shares of eBay common stock to be issued pursuant to the merger shall be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by eBay in respect of eBay common stock, and the record date for the dividend or distribution is on or after the date of the effective time of the merger, the declaration will include such dividends or other distributions in respect of all eBay common stock issued or issuable pursuant to the merger agreement. No dividends or other distributions with respect to eBay common stock will be paid to you if you do not surrender your PayPal stock certificate.

Transfer of Ownership and Lost Stock Certificates

      If your PayPal stock certificate has been lost, stolen or destroyed, you may need to deliver an affidavit or bond prior to receiving your eBay stock certificate.

PayPal’s Representations and Warranties

      PayPal made a number of representations and warranties to eBay in the merger agreement. These representations and warranties include representations as to:

•	corporate organization, good standing and qualification to do business of PayPal and its subsidiaries;

•	the certificate of incorporation and bylaws of PayPal and its subsidiaries;

•	PayPal’s capital structure;

•	authorization of the merger agreement by PayPal;

•	enforceability of the merger agreement;

•	the fairness opinion received by PayPal from Morgan Stanley;

•	governmental consents, filings and regulatory approvals necessary to complete the merger;

•	state bill payer, check casher, money transmitter and similar laws;

•	the merger not conflicting with the organizational documents or material contracts of PayPal or its subsidiaries or applicable laws;

•	contracts that limit the type of business in which PayPal or its subsidiaries may engage or the manner or locations in which any of them may so engage in any business;

•	PayPal’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	absence of certain changes, events or material adverse effects involving PayPal or its subsidiaries since December 31, 2001;

•	dividends or other distributions by PayPal;

•	litigation and liabilities involving PayPal or its affiliates;

•	employee benefit plans and employment agreements of PayPal and its subsidiaries;

•	compliance with laws and regulatory matters by PayPal and its subsidiaries;

•	PayPal Asset Management’s registration as an “investment adviser”;

•	the status of PayPal and its subsidiaries as a broker or dealer under the Exchange Act;

•	the inapplicability of state takeover statutes;

•	environmental matters relating to PayPal and its subsidiaries;

•	taxes and tax matters relating to PayPal and its affiliates and subsidiaries;

•	PayPal’s and its subsidiaries’ labor relations;

•	PayPal’s and its subsidiaries’ insurance;

•	intellectual property matters involving PayPal and its subsidiaries;

•	PayPal’s and its subsidiaries’ privacy policies;

•	intercompany restrictions; and

•	brokers and finders.

eBay’s Representations and Warranties

      eBay and Vaquita Acquisition Corp. each made a number of representations and warranties to PayPal in the merger agreement. These representations and warranties include representations as to:

•	capitalization of Vaquita Acquisition Corp.;

•	corporate organization, good standing and qualification to do business of eBay, Vaquita Acquisition Corp. and eBay’s significant subsidiaries;

•	the certificate of incorporation and bylaws of eBay and its significant subsidiaries;

•	eBay’s capital structure;

•	authorization of the merger agreement by eBay;

•	enforceability of the merger agreement;

•	receipt of a fairness opinion;

•	eBay common stock to be issued pursuant to the merger;

•	governmental consents, filings and regulatory approvals necessary to complete the merger;

•	the merger not conflicting with the organizational documents or material contracts of eBay or its significant subsidiaries or applicable laws;

•	eBay’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	absence of certain changes, events or material adverse effects involving eBay or its subsidiaries since December 31, 2001;

•	litigation and liabilities involving eBay or its affiliates;

•	compliance with laws and regulatory matters by eBay and eBay’s significant subsidiaries;

•	taxes and tax matters relating to eBay and its affiliates and significant subsidiaries;

•	intellectual property matters involving eBay and its subsidiaries; and

•	brokers and finders.

      The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to read carefully Sections 5.1 and 5.2 of the merger agreement attached hereto as Annex A entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub”.

PayPal’s Conduct of Business Before Completion of the Merger

      Pursuant to the terms of the merger agreement, PayPal has agreed that, until the effective time of the merger, or unless eBay approves in writing, PayPal’s business will be conducted in all material respects in the ordinary course consistent with past practice and PayPal will use its commercially reasonable efforts to:

•	preserve its present business organization intact; and

•	maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates consistent with past practice.

      In addition, PayPal has also agreed that, until the effective time of the merger, subject to specified exceptions, it will not:

•	issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its subsidiaries;

•	amend its certificate of incorporation or bylaws;

•	split, combine or reclassify its outstanding shares of capital stock;

•	declare, set aside or pay any dividend other than dividends from its direct or indirect wholly-owned subsidiaries;

•	repurchase, redeem or otherwise acquire shares of capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock; or

•	permit any of its subsidiaries to purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock.

      PayPal has also agreed that, until the effective time of the merger, subject to specified exceptions, it will not, and none of its subsidiaries will:

•	issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets, other than shares issuable pursuant to options outstanding on July 7, 2002 under PayPal’s stock option plans, shares issuable pursuant to PayPal’s employee stock purchase plan and shares issuable pursuant to PayPal’s warrants and grants to certain new employees of PayPal, provided that such grants do not exceed in the aggregate 500,000 shares per quarter without the prior consent of eBay, which may not be unreasonably withheld or delayed;

•	other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets or incur or modify any material indebtedness or other liability;

•	make or authorize or commit for any capital expenditures other than as set forth in a schedule to the merger agreement;

•	make any acquisition of, or investment in, assets or stock of or other interest in, any other person or entity;

•	enter into any contract the terms of which contemplate material changes in the obligations, rights or responsibilities of any party thereto or any terms therein after giving effect to the merger;

•	enter into, modify, amend or terminate any material contract except in the ordinary course consistent with past practice or without the prior consent of eBay, which may not be unreasonably withheld or delayed;

•	enter into or amend any contract for payment processing without the prior consent of eBay, which may not be unreasonably withheld or delayed;

•	enter into any non-competition contracts or other contracts that purport to limit in any respect either the type of business in which it (or, after giving effect to the merger, eBay or its subsidiaries) may engage or the manner or locations in which any of them may so engage in any business;

•	enter into any partnership, joint venture, strategic alliance, revenue or profit sharing agreement or similar arrangement with any person;

•	change or modify its line of business from the line of business in which it is engaged as of July 7, 2002 or enter into any new line of business;

•	terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any benefit plans, amend or modify the terms of any PayPal stock options or increase the salary, wage, bonus or other compensation of any employees, except for increases in salary, wages, bonuses or other compensation of non-executive employees made in the ordinary course of business consistent with past practice and certain grants of options to new employees of PayPal pursuant to PayPal’s stock option plans;

•	commence any litigation or arbitration proceeding or any regulatory or other governmental action or proceeding with or before any governmental entity other than ordinary contract and commercial litigation that PayPal does not reasonably expect to result in total costs to PayPal in excess of $300,000 and except for litigation to which eBay consents, which consent may not be unreasonably withheld or delayed;

•	settle or compromise any material claims or litigation without the prior consent of eBay, which may not be unreasonably withheld or delayed;

•	waive, release or assign any material rights or claims without the prior consent of eBay, which may not be unreasonably withheld or delayed; and

•	make any material tax election or permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business.

No Solicitation of Acquisition Proposals by PayPal

      The merger agreement provides that neither PayPal nor any of its subsidiaries nor any of the officers and directors of PayPal or its subsidiaries will, and that it will not authorize or knowingly permit its and its subsidiaries’ employees, agents and representatives to directly or indirectly:

•	initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to an acquisition proposal; and

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal or otherwise entertain or knowingly facilitate any effort or attempt to make or implement an acquisition proposal.

      Under the merger agreement, an acquisition proposal is a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any material portion of the assets of, or 20% or more of the equity securities in, PayPal or any of its subsidiaries.

      The merger agreement does not prevent PayPal or its board of directors or its officers, employees, agents or representatives from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an acquisition proposal or making any disclosure required by applicable law.

      The merger agreement does not prevent PayPal or its board of directors or its officers, employees, agents or representatives from doing the following:

•	at any time prior, but not after, the stockholders meeting is convened, providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the board of directors receives from the person requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement provided for in the merger agreement;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommending such an acquisition proposal to the stockholders of PayPal;

if, in each case, PayPal’s board of directors determines in good faith, after consultation with its outside legal counsel, that such action is necessary in order for its directors to comply with their fiduciary duties and the board of directors determines in good faith, after consultation with its financial advisor, that the acquisition proposal is, or is reasonably likely to result in, a superior proposal.

      Under the merger agreement, a superior proposal is an acquisition proposal that, if accepted, would be reasonably likely to be completed, taking into account the legal, financial and regulatory aspects of the proposal, and would, if completed, result in a transaction more favorable to PayPal’s stockholders from a financial point of view than the transaction contemplated by the merger agreement.

      In addition, PayPal has agreed, pursuant to the merger agreement, that it will:

•	immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to July 7, 2002 with respect to any acquisition proposal;

•	take the necessary steps to promptly inform its subsidiaries and any officers or directors of PayPal or its subsidiaries of the obligations with respect to acquisition proposals and in the confidentiality agreement;

•	notify eBay immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers; and

•	promptly request each person that has prior to the date of the merger agreement executed a confidentiality agreement in connection with its consideration of acquiring it or any of its subsidiaries to return or destroy all confidential information furnished to such person by or on behalf of it or any of its subsidiaries.

      The merger agreement provides that PayPal will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to call, hold and convene a meeting of holders of PayPal common stock as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective to consider and vote upon the approval of the merger agreement. Except on the determination of the occurrence of a superior proposal and during such time as there remains a superior proposal or as PayPal’s board of directors may determine in good faith, after consultation with its outside legal counsel, in order to comply with its fiduciary duties under applicable law, PayPal’s board of directors will recommend such approval, PayPal’s board of directors will not amend, modify, withdraw, condition or qualify such recommendation and will take all lawful action to solicit such approval. PayPal has agreed that it will provide eBay with at least 48 hours prior notice of PayPal’s board of directors’ intention to make any such amendment, modification, withdrawal, condition or qualification, except that such notice will not be required to the extent that PayPal’s board of directors determines, after consultation with its outside legal counsel, that such notice violates its fiduciary duties or would cause PayPal to violate any applicable law. PayPal’s obligation to convene the stockholders meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any acquisition proposal, or by any change of recommendation of PayPal’s board of directors. The merger agreement provides that PayPal will not submit to the vote of its stockholders any acquisition proposal or propose to do so.

Effect on PayPal Stock Options

      At the effective time of the merger, each outstanding PayPal stock option under PayPal’s stock option plans, whether vested or unvested, will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the PayPal stock option, the number of shares of eBay common stock equal to the number of shares of PayPal common stock that were issuable upon exercise of the PayPal stock option immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to the exercise price per share at which the PayPal stock option was exercisable immediately prior to the effective time divided by the exchange ratio.

      However, in the case of any PayPal incentive stock option, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option will be determined in accordance with the merger agreement, but are subject to adjustments necessary in order to satisfy the requirements of Section 424(a) of the Internal Revenue Code.

      Effective at the effective time of the merger, eBay will assume each PayPal stock option in accordance with the terms of the PayPal stock option plan under which it was issued and the stock option agreement by which it is evidenced. As soon as practicable after the effective time of the merger but in no event later than seven days after the closing date, eBay will file a registration statement on Form S-3 or Form S-8 with respect to the eBay common stock subject to the PayPal stock options, and will use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the PayPal stock options remain outstanding.

Effect on PayPal Warrants

      At the effective time of the merger, each outstanding warrant issued by PayPal will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under the PayPal warrant, the number of shares of eBay common stock equal to the number of shares of PayPal common stock that were issuable upon exercise of the PayPal warrant immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded up to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to the exercise price per share at which the PayPal warrant was exercisable immediately prior to the effective time of the merger divided by the exchange ratio.

Effect on Benefit Plans

      Subject to any necessary transition periods (during which eBay will cause PayPal to maintain its applicable existing welfare plans), from and after the effective time of the merger, eBay will provide PayPal employees who become employees of eBay or any of its subsidiaries or remain employees of PayPal with employee welfare and pension benefits no less favorable than those provided to similarly situated employees of eBay and its subsidiaries. In addition, eBay will cause each employee welfare and pension benefit plan, program, policy or arrangement of eBay in which employees of PayPal become eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with PayPal to the same extent as such service was credited for such purpose by PayPal.

      When employees of PayPal become eligible to participate in a medical, dental or health plan of eBay, to the extent permissible under such benefit plan, eBay will cause each plan to waive any preexisting condition limitations to the extent those conditions were covered under the applicable PayPal benefit plan and waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time of the merger to the extent such employee had satisfied any similar limitation or requirement under an analogous PayPal benefit plan prior to the effective time of the merger.

      eBay has also agreed with PayPal to grant options to purchase 1.2 million shares of eBay common stock to existing PayPal employees to encourage their continued employment following the completion of the merger.

Conditions to Completion of the Merger

      The obligations of eBay and PayPal to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions:

•	the merger agreement must have been approved by the holders of a majority of the outstanding shares of PayPal common stock in accordance with applicable law and PayPal’s certificate of incorporation and bylaws;

•	the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Act must have expired or been terminated;

•	no court or governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement, and no governmental entity has instituted any proceeding seeking any such order;

•	the registration statement of which this proxy statement/prospectus is a part must have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement has been issued, and no proceeding for that purpose has been initiated or threatened, by the SEC; and

•	eBay must have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated by the merger agreement.

      PayPal’s obligation to complete the merger is also subject to the satisfaction or waiver by PayPal at or prior to the effective time of the merger of the following conditions, among others:

•	the representations and warranties of eBay and Vaquita Acquisition Corp. set forth in the merger agreement must be true and correct as of July 7, 2002, and as of the closing date as if made on the closing date, in each case without regard to any materiality qualification contained in the particular representation or warranty, except that this condition will be deemed to have been satisfied even if the representations or warranties are not so true and correct unless the failure of the representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on eBay;

•	eBay and Vaquita Acquisition Corp. must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	since July 7, 2002, there must not have been any change in the financial condition, properties, prospects, business or results of operations of eBay and its significant subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on eBay;

•	other than the filing of the certificate of merger with the Secretary of State of Delaware, all notices, reports and other filings required to be made prior to the effective time of the merger by eBay or any of its subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time by eBay or any of its subsidiaries from, any governmental entity in connection with the execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement by PayPal, eBay and Vaquita Acquisition Corp. must have been made or obtained, except that this condition will be deemed to have been satisfied unless the failure to make such notices, reports and other filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on eBay;

•	PayPal must have received the opinion of Kirkland & Ellis, counsel to PayPal, dated the closing date, to the effect that the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of eBay, Vaquita Acquisition Corp. and PayPal will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	the shares of eBay common stock to be issued pursuant to the merger agreement must have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

      eBay’s and Vaquita Acquisition Corp.’s obligation to complete the merger is also subject to the satisfaction or waiver by eBay at or prior to the effective time of the merger of the following conditions, among others:

•	the representations and warranties of PayPal set forth in the merger agreement must be true and correct as of July 7, 2002 and as of the closing date as if made on the closing date, in each case without regard to any materiality qualification contained in such representation or warranty, except this condition will be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on PayPal;

•	PayPal must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	since July 7, 2002, there must not have been any change in the financial condition, properties, prospects, business or results of operations of PayPal and its subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on PayPal;

•	other than the filing of the certificate of merger with the Secretary of State of Delaware, all notices, reports and other filings required to be made prior to the effective time of the merger by PayPal or eBay or any of their respective subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time of the merger by PayPal or eBay or any of their respective subsidiaries from, any governmental entity in connection with the execution and delivery of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement by PayPal, eBay and Vaquita Acquisition Corp. must have been made or obtained, except that this condition will be deemed to have been satisfied unless the failure to make such notices, reports and other filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on PayPal; and

•	eBay must have received the opinion of Sullivan & Cromwell, counsel to eBay, dated the closing date, to the effect that the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of eBay, Vaquita Acquisition Corp. and PayPal will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

Determination of Material Adverse Effect

      Under the terms of the merger agreement, an “eBay material adverse effect” is defined to mean a material adverse effect on the condition (financial or otherwise), prospects, business or results of operations of eBay and its significant subsidiaries taken as a whole or an effect that could prevent or materially burden or materially impair the ability of eBay or Vaquita Acquisition Corp. to consummate the transactions contemplated by the merger agreement, except that the following are excluded from the definition of eBay material adverse effect and from the determination of whether such an eBay material adverse effect has occurred:

•	the effects of conditions or events resulting from general financial, political, economic or market conditions (including the suspension of trading in securities on the Nasdaq National Market);

•	any change in the trading prices or volumes of the capital stock of eBay;

•	the effects of conditions or events resulting from an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including the occurrence of a terrorist attack;

•	any change resulting from the entry into the merger agreement or the announcement of the transactions contemplated by the merger agreement or the performance of the merger agreement and the covenants set forth therein; and

•	any change resulting from the actions of PayPal.

      Under the terms of the merger agreement, a “PayPal material adverse effect” is defined to mean a material adverse effect on the condition (financial or otherwise), prospects, business or results of operations of PayPal and its subsidiaries taken as a whole or an effect that could prevent or materially burden or materially impair the ability of PayPal to consummate the transactions contemplated by the merger agreement, except that the following are excluded from the definition of PayPal material adverse effect and from the determination of whether such a PayPal material adverse effect has occurred:

•	the effects of conditions or events resulting from general financial, political, economic or market conditions (including the suspension of trading in securities on the Nasdaq National Market);

•	any change in the trading prices or volumes of the capital stock of PayPal;

•	the effects of conditions or events resulting from an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including the occurrence of a terrorist attack;

•	any change resulting from the entry into the merger agreement or the announcement of the transactions contemplated by the merger agreement or the performance of the merger agreement and the covenants set forth therein; and

•	any change resulting from the actions of eBay.

Waiver and Amendment of the Merger Agreement

      Subject to the provisions of the applicable law, at any time prior to the effective time of the merger, the parties to the merger agreement may modify or amend the merger agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

      The conditions to each of the parties’ obligations to consummate the merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

Affiliate Agreements

      Prior to the date of the stockholders meeting, eBay will deliver to PayPal a list of names and addresses of those persons who are, in the opinion of eBay, as of the time of the stockholders meeting, “affiliates” of PayPal within the meaning of Rule 145 under the Securities Act. PayPal will provide to eBay the information and documents as eBay may reasonably request, for purposes of preparing such list. PayPal will exercise its best efforts to deliver or cause to be delivered to eBay, prior to the date of the stockholders meeting, from each of the affiliates of PayPal identified, an affiliates letter, dated as of the closing date.

      Under the affiliates letter, eBay will be entitled to place customary legends on the certificates evidencing any eBay common stock to be received by these persons. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act may apply to shares of eBay common stock to be received by them in the merger.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by stockholders of PayPal, by mutual written consent of PayPal and eBay by action of their respective boards of directors.

      The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by stockholders of PayPal by action of either the board of directors of eBay or PayPal if:

•	the merger has not been consummated by December 31, 2002, except that if either party determines that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the merger by any federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust laws, the termination date may be extended by such party to a date not beyond March 31, 2003, so long as the party seeking to terminate pursuant to the merger agreement has not breached in any material respect its obligations under the merger agreement in any manner that has proximately caused the occurrence of the failure of the merger to be consummated;

•	the approval of PayPal’s stockholders required by the merger agreement has not been obtained at a meeting convened therefor or at any adjournment or postponement thereof; or

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable.

      If a party elects to extend the termination date to March 31, 2003 as described above, then the other party may deliver a written update of its disclosure letter within three business days of such election to reflect new facts occurring after the date of the merger agreement. The update may be accompanied by a written request that the party electing to extend the termination date confirm that such new facts will not be deemed to render any of the non-extending party’s representations and warranties untrue or incorrect as of such date or deemed to constitute a PayPal material adverse effect or an eBay material adverse effect, as the case may be, as of such date. If the party electing to extend the termination date does not provide such confirmation prior to the fifth business day after receiving such written update, then the termination date may not be extended.

      The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by PayPal stockholders, by action of the board of directors of PayPal if there has been a breach of any representation, warranty, covenant or agreement made by eBay or Vaquita Acquisition Corp. in the merger agreement, or any such representation and warranty becomes untrue after the date of the merger agreement, such that certain conditions to closing of PayPal would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by PayPal to eBay.

      The merger agreement may be terminated at any time prior to the effective time of the merger, by action of the board of directors of eBay, if:

•	the board of directors of PayPal has withdrawn or adversely modified its approval or recommendation of the merger agreement; or

•	there has been a breach of any representation, warranty, covenant or agreement made by PayPal in the merger agreement, or any such representation and warranty becomes untrue after the date of the merger agreement, such that certain conditions to closing of eBay would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by eBay to PayPal.

Termination Fee and Expense Reimbursement

      PayPal has agreed to pay to eBay a termination fee equal to $5,000,000 and to pay eBay’s charges and expenses if the merger agreement is terminated by eBay after PayPal’s board of directors has withdrawn or adversely modified its approval or recommendation of the merger agreement in the absence of an acquisition proposal. PayPal must pay the termination fee to eBay no later than two days after the date of the termination. In addition, PayPal must pay eBay’s expenses and charges no later than two days after eBay notifies PayPal of its expenses and charges.

      PayPal has agreed to pay eBay a termination fee equal to $45,000,000 and to pay eBay’s charges and expenses if an acquisition proposal has been made to PayPal or any of its subsidiaries or any of its stockholders or any person has publicly announced an intention (whether or not conditional) to make any acquisition proposal with respect to PayPal or any of its subsidiaries and thereafter the merger agreement is terminated by either eBay or PayPal because

•	the merger has not been consummated by December 31, 2002 (or, if applicable, March 31, 2003),

•	the approval of PayPal’s stockholders has not been obtained at a meeting,

•	PayPal’s board of directors has withdrawn or adversely modified its approval or recommendation, or

•	there has been a breach of any representation, warranty, covenant or agreement made by PayPal in the merger agreement, or any such representation and warranty becomes untrue after the date of the merger agreement, such that certain conditions to closing of eBay would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by eBay to PayPal and thereafter PayPal enters into any agreement to consummate a transaction or series of transactions which, had such agreement been proposed or negotiated during the term of the merger agreement, would have constituted an acquisition proposal, which is

•	publicly announced within 12 months after the termination of the merger agreement and

•	consummated within 18 months after the termination of the merger agreement,

whether or not such agreement related to an acquisition proposal which had been made or announced at the time of the termination of the merger agreement. PayPal must pay the termination fee contemporaneously with completion of the transactions contemplated by such agreement. PayPal must pay eBay’s expenses or charges no later than two days after eBay notifies PayPal of its expenses and charges.

Indemnification and Insurance

      eBay has agreed that from and after the effective time of the merger, it will indemnify and hold harmless each present and former director and officer of PayPal, when acting in such capacity, determined as of the effective time of the merger, against any costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger.

      However, any person to whom expenses are advanced must provide an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification. Generally, eBay is required to provide indemnification to the fullest extent that PayPal would have been permitted under the Delaware General Corporation Law and for all claims arising from or relating to the merger.

      eBay has agreed, for six years after the effective time of the merger, to maintain in effect PayPal’s current officers’ and directors’ insurance, subject to certain limitations.

Other Material Agreements Relating to the Merger

Stockholders Agreements

      Contemporaneously with the execution and delivery of the merger agreement, eBay and certain PayPal stockholders entered into stockholders agreements. Approximately 28% of the outstanding shares of PayPal common stock are subject to the stockholders agreements. We refer to these shares as the “subject PayPal shares”.

      The foregoing is a summary description of the stockholders agreements. The stockholders agreements are attached as Annex B and Annex C to this proxy statement/ prospectus and are hereby incorporated by reference into this proxy statement/ prospectus.

Agreement to Vote and Irrevocable Proxy

      These PayPal stockholders have agreed to vote the subject PayPal shares at the stockholders meeting:

•	in favor of the merger and the merger agreement and approval of the terms thereof;

•	against approval of any acquisition proposal or any acquisition agreement or similar agreement related to an acquisition proposal;

•	against any change in the persons who constitute the board of directors of PayPal that is not approved in advance by at least a majority of the persons who were directors of PayPal as of July 7, 2002; and

•	against any other action or proposal involving PayPal or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the merger agreement.

These PayPal stockholders also granted to eBay an irrevocable proxy and irrevocably appointed eBay such stockholders’ attorney and proxy to vote the subject PayPal shares with regard to any of the foregoing matters at the stockholders meeting.

Transfer Restrictions

      In addition, these PayPal stockholders agreed that they would not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any acquisition proposal.

      These PayPal stockholders also agreed to certain restrictions on the transfer of their subject PayPal shares.

      Under their stockholders agreement, subject to certain exceptions, Reid G. Hoffman, Max R. Levchin, Elon Reeve Musk, David O. Sacks, James E. Templeton and Peter A. Thiel may not, without the prior written consent of eBay, during the period commencing on July 7, 2002 and ending 30 days after the effective time of the merger, transfer any of such stockholder’s subject PayPal shares or any shares of eBay common stock received in exchange therefor in the merger, except that each such stockholder may transfer:

•	up to one-half of such stockholder’s subject PayPal shares pursuant to, and in accordance with the requirements of, Rule 144 under the Securities Act from the later of the date of the meeting of stockholders of PayPal at which the stockholders of PayPal vote on the approval of the merger and the merger agreement and the terms thereof and November 13, 2002; and

•	up to one-half of the shares of eBay common stock issued in exchange for the subject PayPal shares held by such stockholder at the effective time of the merger from the effective time through and including the 30th day following the effective time of the merger.

      Under their stockholders agreement, subject to certain exceptions, Roelof F. Botha, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP,

Sequoia Capital IX, Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX Principals Fund and Thiel Capital International, LLC may not, without the prior written consent of eBay, during the period commencing on July 7, 2002 and ending 30 days after the effective time of the merger, transfer any of such stockholder’s subject PayPal shares or any shares of eBay common stock received in exchange therefor in the merger, except that each such stockholder may transfer up to one-half of the shares of common stock issued in exchange for the subject PayPal shares held by such stockholder at the effective time of the merger from the effective time through and including the 30th day following the effective time of the merger. As of July 7, 2002, these stockholders owned an aggregate of approximately 6.9 million shares of PayPal common stock that are not subject to the provisions of their stockholders agreement, including the transfer restrictions set forth therein. These shares may be sold beginning on August 14, 2002, which is the date that the lock-up agreement entered into in connection with PayPal’s initial public offering expires, subject to applicable securities laws. PayPal anticipates that one or more of such stockholders will sell or distribute all or a portion of such shares on or after August 14, 2002 and prior to the effective time of the merger.

eBay Employment Agreements

      In connection with the merger agreement, eBay and PayPal entered into employment agreements with Peter A. Thiel, Max R. Levchin, David O. Sacks, Roelof F. Botha, John Muller and Ryan Downs. Mr. Thiel’s employment agreement has a term of six months commencing at the effective time of the merger and provides that he will serve as Chief Executive Officer and President of PayPal and Senior Vice President of eBay. Mr. Thiel will report to eBay’s Chief Executive Officer and is expected to be an executive officer of eBay for purposes of the Exchange Act. Mr. Levchin’s employment agreement has a term of six months commencing at the effective time of the merger and provides that he will serve as Chief Technology Officer of PayPal. Mr. Sacks’ employment agreement has a term of twelve months commencing at the effective time of the merger and provides that he will serve as Chief Operating Officer of PayPal. Mr. Botha’s employment agreement has a term of twelve months and provides that he will serve as Chief Financial Officer of PayPal. Mr. Muller’s employment agreement has a term of eighteen months and provides that he will serve as General Counsel and Secretary of PayPal. Mr. Downs’ employment agreement has a term of eighteen months and provides that he will serve as Senior Vice President of Operations of PayPal.

      Each executive will receive an annual base salary equal to his annual base salary of July 7, 2002, subject to increases that may be made from time to time by eBay, and will be eligible to participate in various employee pension and welfare benefit plans of eBay.

      In the event that any payments under the employment agreement, as a result of the merger, or otherwise result in the executive being subject to the golden parachute excise tax under Section 4999 of the Internal Revenue Code, eBay will make additional cash payments so that the executive will be in the same after-tax position as if no excise tax had been imposed, subject to certain limitations.

      The employment agreements provide that the stock options and restricted stock that are unvested and owned by each executive on July 7, 2002 will vest on an accelerated schedule:

•	If the executive remains employed throughout the term, then the executive’s stock options and restricted stock which are not vested at the end of the term will fully vest at the end of the term.

•	If the executive is terminated by eBay without cause prior to the end of the term or if the executive terminates the agreement with good reason prior to the end of the term, then the executive’s stock options and restricted stock which are not vested will fully vest at the time of such termination.

•	If the executive dies or eBay determines that a disability of the executive has occurred prior to the end of the term, then the executive’s stock options and restricted stock owned will fully vest on that date.

If the executive is terminated for cause, then the executive will not receive accelerated vesting of any of his stock options or restricted stock.

      Under the employment agreements, “cause” means the commission by the executive of a felony involving fraud or an act of dishonesty against eBay or PayPal which adversely affects eBay or PayPal in a material way, subject to various exceptions.

      Under the employment agreements, “good reason” means:

•	the assignment to the executive of duties that are materially inconsistent with the executive’s title, position, authority, duties or responsibilities, as contemplated by the employment agreement, without the consent of the executive;

•	the failure of eBay to comply with its obligations with respect to the executive’s compensation and benefits, without the consent of the executive; or

•	a requirement that the executive be based anywhere more than 35 miles from the executive’s principal place of employment, as specified in the employment agreement, without the consent of the executive.

      Each executive has agreed that between the date of the agreement and two and one-half years after the effective time of the merger, the executive may not own a 5% or greater interest or be involved in any business enterprise that is primarily engaged in the business of providing online person-to-person payment services.

Information About PayPal

Business

Overview

      PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. PayPal’s network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. PayPal delivers a product well suited for small businesses, online merchants, individuals and others.

      PayPal seeks to become the global standard for online payments. PayPal currently offers its account-based system to users in 38 countries including the United States. For the year ended December 31, 2001 and for the six months ended June 30, 2002, PayPal’s payment volume sent to business accounts, which PayPal refers to as Gross Merchant Sales, or GMS, totaled $3.10 billion and $2.76 billion. GMS equaled 87.9% and 89.8% of PayPal’s total payment volume of $3.52 billion and $3.08 billion for the same periods. PayPal’s GMS consists mainly of payments to small businesses. Currently, the majority of these payments relate to sales of goods and services through online auctions. As of June 30, 2002, PayPal had 17.8 million accounts, including 3.7 million business accounts and 14.1 million personal accounts. During the six months ended June 30, 2002, 7.2 million of these accounts sent or received a payment that resulted in a fee. As of December 31, 2001, PayPal had 12.8 million total accounts, of which 7.1 million sent or received a payment that resulted in a fee during the year ended December 31, 2001.

      To send a payment, a PayPal account holder enters the email address of the recipient and the payment amount, and selects a funding source — credit card, bank account or PayPal balance. In addition, with PayPal’s Web Accept feature, merchants can accept PayPal payments directly from their websites. When a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated Web Accept, the consumer can open a PayPal account from the merchant’s site in order to make a purchase.

      Payment recipients may use their funds to make payments to others, leave the funds in their PayPal accounts and earn a money market rate of return, or withdraw the funds at any time by requesting a bank account transfer or a check delivered by mail or by using the PayPal ATM/debit card. When a PayPal sender makes an email payment to a recipient who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds.

      PayPal has achieved its rapid growth through a combination of the “push” nature of email payments to non-registered recipients and the “pull” nature of Web Accept. During the six months ended June 30, 2002, PayPal’s total number of accounts grew by 5.0 million, an average of 28,000 per day, at an average total marketing expense of $0.53 per new account, which includes an average promotional bonus cost of $0.09 per new account. Due to seasonal fluctuations and consistent with PayPal’s experience in 2001, the average number of accounts added per day during the three months ended June 30, 2002, decreased as compared to the three months ended March 31, 2002.

      During the six months ended June 30, 2002, PayPal processed an average of 306,000 payments per day totaling $17.0 million in daily volume. The average payment amount sent equaled $56.

Industry Overview

Growth of Online Commerce

      Forrester Research projects consumer purchases on the Internet to grow from an estimated $51.5 billion in 2001 to an estimated $195.0 billion in 2006. The emergence of auction-based marketplaces, which provide small merchants and consumers access to the global market, contribute significantly to this growth. For example, eBay reported gross merchandise sales of $6.5 billion for the six months ended June 30, 2002, an increase of 54% over the comparable period in 2001. Forrester projects continued robust growth in total consumer auction sales — from an estimated $8.4 billion in 2001 to $48.5 billion in 2006.

Legacy Payment Systems

      Traditionally, consumers and businesses have effected payments by delivering cash, paper checks or money orders, by instituting wire transfers or by using credit cards. According to The Nilson Report, an estimated $5.5 trillion in consumer payments were made in the U.S. in 2001. Paper checks, the most common method of settling commercial transactions, comprised 41.1% of the total dollar value of commercial payments in 2001. Credit card transactions represented 24.5% of the total. Many small to mid-sized businesses wishing to conduct transactions online may find these traditional payment methods insecure, expensive or inconvenient.

      Cash: Cash payments, while effective for face-to-face low-value transactions, do not function effectively for transactions in which the buyer and seller are in different locations.

      Checks: Both the sender and the recipient of paper checks can find them costly and inconvenient in terms of printing, mailing, delivering and processing. In addition, checks settle slowly, as even after delivery and deposit checks still can take several days to clear and allow the recipient access to the funds.

      Wire Transfer: Individuals sending money overseas and persons without bank accounts primarily use wire transferors and money transmission services. These services often charge high fees, particularly for low- and mid-value payments, and involve inefficient methods of payment notification and receipt.

      Credit Cards: Credit cards accounted for approximately 98.5% of payment volume for online transactions in 2000 according to ActivMedia. However, many small and mid-sized businesses may find drawbacks to accepting credit cards for online transactions. In order to obtain a merchant agreement and accept credit cards online, many merchants need to provide a personal guaranty, acquire specialized hardware, prepare a loan application, establish secure Internet connections and encrypt all customer credit card data. In addition, the up-front and monthly fixed costs and the relatively high variable processing costs at low volumes may make credit cards prohibitively expensive for smaller merchants. Fraud poses a major problem for online merchants, which bear responsibility for fraudulent credit card payments. According to Global Industry Analysts, online fraud accounted for approximately 5% of total online transactions in 1999.

PayPal’s History

      PayPal set out to develop a payment system combining the pervasiveness of email with the existing financial infrastructure — the Automated Clearing House, or ACH, system, the credit card networks and the ATM/debit card networks. PayPal launched its product in October 1999, offering free email-driven, person-to-person payments. In order to encourage growth, PayPal designed its system to allow senders to pay people who did not yet have PayPal accounts. Every time a PayPal user sent money to someone who had not joined the PayPal network, the recipient received an email with a link to open a PayPal account and claim his money. In this way, the user base grew as a direct function of people using the PayPal system. PayPal augmented this user-driven growth with various promotional bonuses.

      Recognizing that much of its payment volume involved businesses, in June 2000 PayPal began charging fees to its higher volume individual and commercial recipients by launching business accounts. Unlike personal accounts, business accounts may receive unlimited credit card funded payments and also take advantage of e-commerce-enabling features such as Web Accept, which allows merchants to receive payments directly from their websites. A number of previous attempts to create new payment mechanisms failed largely because of the “chicken and egg” problem — consumers did not adopt the mechanism because merchants did not accept it, and merchants would not accept it because no consumers used it. PayPal solved this problem by making it virtually costless for merchants to sign up for accounts. A business only needed email and an Internet connection. At the same time, PayPal’s growing customer base encourages merchants to register simply by sending them email payments.

      For the six months ended June 30, 2002, PayPal processed an average of 306,000 payments per day, totaling $17.0 million in daily volume. PayPal has refined its sign-up and referral bonus requirements to encourage its customers to utilize the full range of its product, including the ability to link a bank account and to earn a money market rate of return on their respective PayPal balances. As PayPal has grown its customer base and added features to its product, it has increased the prices charged to business accounts with no noticeable adverse effect on GMS.

      PayPal believes that its market exhibits network characteristics, meaning that as the number of participants within the PayPal network grows, the value of joining the network grows as well.

The PayPal Product

      PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Its email-driven system builds on the legacy financial infrastructure of bank accounts and credit cards to create an online payment network available to users in 38 countries.

How PayPal Works

      Joining the Network. To send or receive a payment, a user first must open a PayPal account. A new recipient opens an account after receiving notification of a payment, and each new sender opens an account in the process of making a payment, either at the PayPal website or at the website of a merchant that has integrated PayPal’s Web Accept feature. Allowing new users to join the network at the time of making or receiving payments encourages PayPal’s natural, user-driven growth. PayPal’s fast and simple account sign-up process asks each new user to register with PayPal his name, street address and email address, which serves as the unique account identifier.

      Making Payments. Senders make payments at the PayPal website or at the sites of merchants that have integrated PayPal’s Web Accept feature. To make a payment at PayPal’s website, a sender logs in to his account and enters the recipient’s email address and the dollar amount of the payment. To make a payment through Web Accept, a sender selects an item for purchase, confirms the payment information and enters his email address and password to authorize the payment. In both scenarios, PayPal debits the money from the sender’s PayPal balance, credit card or bank account and instantly credits it to the recipient’s PayPal balance. In turn, the recipient can make payments to others or withdraw his funds at any time. PayPal earns revenues when a business account receives a payment.

      Funding Payments. Senders fund payments in three ways:

•	from the sender’s existing PayPal balance;

•	from the sender’s bank account, using the Automated Clearing House, or ACH, network; or

•	from the sender’s credit card.

      PayPal incurs no funding cost on payments made from existing PayPal balances. PayPal incurs a cost of $0.01 for each bank account ACH transfer. By contrast, on credit card-funded payments, on average, PayPal incurs processing and interchange fees of 1.9% of the payment amount plus $0.15 per transaction. As a result, PayPal encourages its users to make bank account-funded payments. To those users who choose to maintain PayPal balances, PayPal offers a money market rate of return on PayPal account balances placed in its Money Market Fund, or the Fund. The Fund, which is managed by Barclays Global Fund Advisors, bears a current compound annual yield of 1.92% as of June 30, 2002. For the six months ended June 30, 2002, customers funded 22.7% of payment volume through their existing PayPal balances, 30.4% via bank account transfers and 46.9% by credit cards. While PayPal encourages senders to make payments from bank account transfers or existing PayPal balances, PayPal also welcomes and encourages senders to register and use credit cards. Many senders prefer to fund transactions using credit cards, and their participation in PayPal’s user base increases the value of its payment network. In early 2002, PayPal began to permit users in the Netherlands and Germany to fund their PayPal accounts directly from their bank accounts.

      PayPal uses the terms “balance” and “PayPal balance” to refer to funds that PayPal customers choose either to invest in the PayPal Money Market Fund (offered only to U.S. customers) or to authorize PayPal to place in pooled bank accounts as agent of PayPal’s customers. These funds belong to the customers and hence are shown as a liability on PayPal’s balance sheet. Such funds are available to the customer for immediate spending or withdrawal through PayPal.

      Verification of PayPal’s Account Holders. In order for senders to fund payments from their bank accounts, they first must become verified PayPal users through its Random Deposit technique for which PayPal has applied for a patent: PayPal makes two deposits ranging from 1 to 99 cents to the user’s bank account. To verify ownership of the account, the user then enters the two amounts as a four-digit code at the PayPal website. In addition to allowing funding via bank accounts, verification also removes some spending limits on users’ accounts and gives them reputational advantages when transacting with other members of the PayPal community.

	Account Metrics as of

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

Number of verified U.S. bank accounts	—	0.04	0.8	1.4	2.0	2.5	3.0	3.4	4.0	4.6
Total number of U.S. PayPal accounts	0.8	2.2	3.7	5.4	6.9	8.3	9.9	11.8	14.0	16.1
Percentage of U.S. accounts verified	—%	1.8%	21.0%	25.7%	28.6%	30.2%	30.6%	28.4%	28.7%	28.7%

	Funding Metrics for the Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

Percentage of payment volume funded by:
Credit cards	76.2%	81.0%	74.1%	56.9%	48.8%	50.5%	53.2%	52.3%	47.7%	46.2%
Bank accounts	—%	—%	5.2%	20.3%	27.4%	27.3%	25.7%	25.4%	29.5%	31.2%
PayPal account balances	23.8%	19.0%	20.6%	22.8%	23.9%	22.2%	21.0%	22.3%	22.8%	22.6%

      Withdrawing Money. Each U.S.-based account holder may withdraw money from his PayPal account via an ACH transfer to his bank account or by a mailed check from PayPal. ACH withdrawals may take three to five business days to arrive in the account holder’s bank account, depending on the bank. Mailed checks may take one to two weeks to arrive and PayPal charges $1.50 per check. Qualifying PayPal users also can receive a PayPal ATM/debit card, which provides instant liquidity to their respective PayPal account balances. ATM/debit card holders can withdraw cash, for a $1.00 fee per transaction, from any ATM connected to the Cirrus or Maestro networks and can make purchases at any merchant accepting MasterCard. For the six months ended June 30, 2002, PayPal earned revenues net of cash back payments of approximately 0.8% on PayPal ATM/debit card transactions.

      In September 2001, PayPal launched its new virtual debit card feature called Shop Anywhere. Shop Anywhere allows PayPal users to make purchases up to $150 per day using their PayPal balances at any online merchant accepting MasterCard.

Timing of Payments and Withdrawals

      The time it takes for a sender to complete a transaction using PayPal and for a recipient to have use of the transferred funds depends on the sender’s funding source for the payment and the recipient’s choice regarding use of the funds he or she receives. The sender can fund a payment from one of three sources: an existing PayPal balance, a credit card or, for U.S. customers, a bank account. If the sender funds the payment in full using a pre-existing PayPal balance, PayPal instantly debits the amount specified by the sender from the sender’s balance and simultaneously credits that amount, less any applicable fees, to the recipient’s PayPal balance. If the sender instead funds the payment in part or in full using a credit card, PayPal credits the amount of the payment, less any fees, to the recipient’s account as soon as PayPal receives information from the applicable credit card network that the sender’s payment is authorized, which usually takes a few seconds. Similarly, if the sender has registered both a primary bank account and an alternate funding source with PayPal and qualifies for PayPal’s “Instant Transfer” feature, PayPal will credit the recipient’s account instantly. PayPal will concurrently initiate a debit to the sender’s primary bank account through the ACH network. The only type of payment in which PayPal does not credit funds instantly to the recipient occurs if the sender chooses to use bank account funding but does not qualify for, or elects not to use, Instant Transfer. In these “eCheck” payments, PayPal will initiate a debit to the sender’s bank account through the ACH network, and will notify the recipient immediately that the sender has initiated payment, but will credit funds to the recipient’s account only after the debit has been completed, which usually takes three to four business days.

      Once the funds have been credited to the recipient’s account, the recipient can leave the funds in the PayPal system or can at any time initiate a withdrawal. The customer can withdraw funds either by ACH transfer to his or her bank account, if the customer is in the U.S. or one of 16 other countries, or by check for U.S. customers. Recipients who are U.S. customers can also immediately spend up to $150 per day from their PayPal balance at online sellers that accept MasterCard, using PayPal’s Shop Anywhere feature. U.S. recipients who have a business account may also be eligible for the PayPal ATM/debit card, which can be used to spend PayPal balances at online sellers and physical retail locations that accept MasterCard and withdraw cash at ATMs.

      If the recipient initiates a withdrawal by ACH transfer, he or she will typically receive the funds in his or her bank account within four business days, or five business days in the 16 countries outside the U.S. where PayPal offers withdrawals to local bank accounts. If the recipient initiates a withdrawal by check, PayPal will send a request on the following business day to its processing bank to issue and send the check through the U.S. mail, but the time needed for the recipient to receive the check will depend on the speed of mail delivery and the recipient’s geographic location. The full process from initiation of a check withdrawal request to receipt of the check by the customer can take up to two weeks. Even after the customer has received the check, he or she will need either to cash the check or deposit it in his or her bank. If he or she deposits the check in the bank, depending on the customer’s location, the bank may take up to five additional days to credit the customer’s account with the funds.

      Users may also add funds to their PayPal accounts without making a payment. This is not possible by credit card, but only by ACH transfer from a bank account, which generally takes three to four business days to complete.

      The following tables summarize the timing of payments and withdrawals.

Making Payments and Funding:

Source

Bank Account
Existing
	Credit Card	Instant Transfer	eCheck/ACH	PayPal Balance

Domestic payment	Instant	Instant	3-4 business days	Instant
International payment	Instant	n/a	n/a	Instant
Add funds	n/a	n/a	3-4 business days	n/a

Withdrawals:

Method

	Bank Account	Check	ATM/Debit Card

Domestic withdrawal	3-4 business days	Up to 2 weeks	Instant
International withdrawal	5 business days	n/a	Instant

          Account Types

      Business Accounts. PayPal’s customers choose either PayPal business accounts or PayPal personal accounts. Gross Merchant Sales, or GMS, equals the total dollar volume of payments sent to business accounts. Business accounts pay PayPal transaction fees on all payments they receive. Since July 14, 2001, PayPal’s per transaction rate varied according to the following schedule: 2.2% of the GMS payment amount plus $0.30 per transaction for merchants in good standing receiving an average of at least $1,000 per month in payments; 2.9% of the GMS payment amount plus $0.30 per transaction for merchants receiving an average of less than $1,000 per month in payments; and from 3.4% to 3.9% of the GMS payment amount plus $0.30 per transaction for higher risk accounts.

	For the Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

Gross Merchant Sales (GMS)	$—	$1.9	$55.6	$335.7	$546.8	$663.0	$815.0	$1,070.8	$1,313.8	$1,449.0
Total payment volume	$46.3	$248.8	$422.8	$543.6	$642.7	$746.9	$924.6	$1,205.8	$1,460.4	$1,615.4
GMS as a percentage of total payment volume	—	0.8%	13.2%	61.8%	85.1%	88.8%	88.1%	88.8%	90.0%	89.7%

      Business accounts benefit from a number of additional features:

•	the right to receive credit card-funded payments;

•	the ability to apply for the PayPal ATM/debit card;

•	the right to list on PayPal Shops, a searchable directory of approximately 28,000 online businesses that accept PayPal;

•	PayPal’s Web Accept feature, which enables businesses to accept payments directly from their websites;

•	the PayPal shopping cart feature, which allows a business account’s customers to purchase multiple items with a single payment; and

•	subscriptions, allowing businesses to receive regularly scheduled payments.

      As of June 30, 2002, PayPal had approximately 3.1 million accounts designated as “premier” and approximately 500,000 accounts designated as “business”.

      Personal Accounts. PayPal personal accounts allow users to make and receive online payments, except that personal accounts may not receive credit card-funded payments. Personal accounts can upgrade to business accounts at any time and thereby avail themselves of all the benefits of a business account, including the ability to receive credit card-funded payments. During the six months ended June 30, 2002, 717,000 customers upgraded from personal to business accounts.

      International Accounts. PayPal currently allows residents of 37 foreign countries to open PayPal accounts. These international senders make payments through credit cards, from their PayPal account balances, or in the case of Germany and the Netherlands, from their bank accounts via electronic bank funds transfers. International recipients may withdraw money from their PayPal accounts to a U.S. bank account free of charge. In addition, international recipients in sixteen countries can make electronic funds transfer withdrawals to their local bank accounts. PayPal charges a per-item transaction fee plus a markup on foreign exchange conversions. These fees vary across the various countries to which PayPal offers these services. As of June 30, 2002, the per-item transaction fee across all countries was approximately $1.00 per withdrawal and the markup was approximately 3.1% of the withdrawal amount. Towards the end of the first quarter of 2002, PayPal began charging an additional 1% fee to recipients of cross-border payments rather than charging fees to international senders. As of June 30, 2002, PayPal had 1.8 million international accounts, compared with 1.0 million as of December 31, 2001. PayPal intends to develop multi-currency functionality in 2002, which will enable international users in some countries to hold balances in their local currencies.

Security and Privacy

      PayPal users choose a unique password to protect their accounts. To make payments, senders need to disclose only their email addresses to recipients. Similarly, to receive payments, recipients need to disclose only their email addresses to senders. Many buyers and sellers wary of disclosing financial information online find this high level of personal privacy attractive. See “— Technology.”

PayPal’s Strategy

      PayPal seeks to become the online payment network of choice around the world. To establish itself as the online payment standard, PayPal will continue to identify transactions and markets not served adequately by existing payment systems and to develop product features that improve upon those legacy systems. In addition to growing its customer base, PayPal’s business strategy includes the following:

      Expand Small Business Payment Volume. PayPal intends to continue to develop features to spur its growth as a payment vehicle for small businesses. During the past year, PayPal added features such as a PayPal shopping cart, which allows buyers to make a single payment for multiple items from a merchant’s website, PayPal Shops, a directory of approximately 28,000 businesses that accept PayPal, a reputation system to give buyers information on the integrity of businesses, and a subscription feature, allowing recurring payments for digital content.

      Strengthen PayPal’s Position as the Payment Method of Choice on Online Auctions. PayPal has become a popular payment network for online auction websites, including eBay, partially due to the size of PayPal’s network and widening acceptance of PayPal’s product. PayPal intends to strengthen its position in the auction business by continuing to add product features important to auction participants. During the past year, PayPal added features such as automated invoicing, bidder notification emails, automatic PayPal logo insertion into auction listings and the ability for auction sellers to accept payments directly from their auction pages. In addition, in June 2002 PayPal announced a partnership with United Parcel Service Inc., or UPS, to integrate UPS shipping capability into the PayPal interface, allowing auction sellers to ship merchandise to winning bidders more conveniently. In July 2002 PayPal announced a partnership with Stamps.com that will allow PayPal users to buy and print U.S. Postal Service postage online from their PayPal account. These initiatives will allow auction sellers to ship merchandise to winners more conveniently.

      Expand Recurring Revenue. PayPal’s growing installed user base provides it with recurring revenue. PayPal intends to expand this revenue by continuing to enhance the product features PayPal offers its current customers.

      Increase Volume of International Payments. PayPal plans to grow its international volume by adding product features designed to increase international access to its network and enhance its functionality. PayPal intends to expand PayPal’s reach beyond the current 38 countries. PayPal plans to increase the number of foreign countries where users can withdraw funds to their local bank accounts. PayPal also is developing a multi-currency platform to enable international users to transact in local currencies.

      Maintain Low Variable Costs, Particularly Transaction Losses. PayPal’s relatively low variable operating costs and high per transaction revenue creates an attractive profit opportunity as PayPal grows its volume. Risk management represents a critical component of maintaining low variable operating costs.

      Grow PayPal ATM/ Debit Card Usage. The PayPal ATM/debit card allows selected PayPal account holders to access their account balances from any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. PayPal earns a transaction fee whenever its customers make debit card purchases or withdraw money from an ATM using this card. For the six months ended June 30, 2002, 17.2% of the funds leaving the PayPal system were withdrawn using the PayPal ATM/debit card. PayPal intends to increase its ATM/debit card volume by further broadening its distribution to qualified PayPal account holders.

PayPal’s Customers

Customer Activity and Concentration

      During the six months ended June 30, 2002:

•	2.1 million unique PayPal accounts received at least one payment;

•	7.3 million unique PayPal accounts sent at least one payment; and

•	7.7 million unique PayPal accounts sent or received at least one payment, of which 7.2 million, or 93.1%, sent or received a payment that resulted in a fee.

      For the six months ended June 30, 2002, PayPal’s top 100 customers in terms of payment volume received accounted for 7.4% of its total payment volume received. For the same period, PayPal’s top 100 customers in terms of payment volume sent accounted for 4.0% of its total payment volume sent.

Online Auctions

      PayPal has emerged as a method of choice for many small and medium-sized businesses to receive payments for auctions on eBay.

      For the six months ended June 30, 2002, PayPal’s customers identified to it approximately 59.8% of its payment volume as settlements from online auction transactions, and 40.2% as non-auction related. During 2001, PayPal’s percentage of auction-related payment volume decreased as it continued to diversify and its non-auction-related business grew more rapidly than did its auction-related business. The following table sets forth PayPal’s auction-related payment volume and non-auction-related payment volume for the periods presented:

	For the Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2001	2001	2001	2001	2002	2002

	(in millions)
Auction-related payment volume	$444.0	$522.9	$617.9	$768.4	$888.9	$950.1
Non-auction-related payment volume	198.7	224.0	306.7	437.4	571.5	665.3

Total payment volume	$642.7	$746.9	$924.6	$1,205.8	$1,460.4	$1,615.4

      The following table sets forth PayPal’s sequential quarter-on-quarter growth rates for auction-related payment volume and non-auction-related payment volume for the periods presented:

	For the Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2001	2001	2001	2001	2002	2002

Auction-related payment volume	—%	17.8%	18.2%	24.3%	15.7%	6.9%
Non-auction-related payment volume	—%	12.7%	36.9%	42.7%	30.6%	16.4%
Total payment volume	18.2%	16.2%	23.8%	30.4%	21.1%	10.6%

      Auction-related payment volume data prior to the first quarter of 2001, and thus sequential growth rates prior to the second quarter of 2001, are not available as PayPal began tracking this data during the fourth quarter of 2000.

Business Customers

      In addition to online auction commerce, PayPal’s business accounts conduct a wide variety of commercial transactions using PayPal, including the sale of goods online such as electronics and household items, the sale of services online such as web design and travel, and the sale of digital content. Offline businesses, including lawyers, contractors and physicians, also receive payments online through PayPal.

Personal Customers

      PayPal’s personal accounts primarily use PayPal to make payments to businesses for goods and services. PayPal also enables “person-to-person” payments, examples of which include roommates sharing living expenses, parents sending money to children, friends sharing travel expenses and purchases from small-scale, infrequent online auction sellers.

	Account Data as of

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands, except percentages and per account data)
Business accounts	—	14	289	800	1,327	1,731	2,138	2,629	3,176	3,656
Personal accounts	824	2,176	3,429	4,718	5,873	7,067	8,451	10,201	12,205	14,188
Total accounts	824	2,190	3,718	5,518	7,200	8,798	10,589	12,830	15,380	17,844
Business accounts as a percentage of total accounts	—	0.6%	7.8%	14.5%	18.4%	19.7%	20.2%	20.5%	20.6%	20.5%
Total number of payments (during the period)	1,026	5,456	9,438	12,325	13,524	15,058	17,969	22,319	26,565	28,757
Average number of payments per quarter per account (at period end)	1.2	2.5	2.5	2.2	1.9	1.7	1.7	1.7	1.7	1.7

International Customers

      As of June 30, 2002, PayPal had 1.8 million international accounts, equal to 9.9% of its total account base. By comparison, as of December 31, 2001, PayPal had 1.0 million international accounts, equal to 7.8% of its total account base. For the six months ended June 30, 2002, 21.8% of all PayPal payments involved at least one international account, as compared to 17.2% for the three months ended December 31, 2001. PayPal is developing a multi-currency platform to enable international users to transact in local currencies, initially euros, British pounds and Canadian dollars.

      Currently, residents of 38 countries have access to the PayPal network. As of June 30, 2002, PayPal’s largest markets outside the U.S. included 547,000 accounts in Canada, 423,000 accounts in the United Kingdom, 134,000 accounts in Australia, 108,000 accounts in Germany, 48,000 accounts in the Netherlands, and 40,000 accounts in Japan.

	International Accounts as of

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands, except percentages)
International accounts	—	—	—	140	313	495	723	1,004	1,375	1,774
International accounts as a percentage of total accounts	—	—	—	2.5%	4.3%	5.6%	6.8%	7.8%	8.9%	9.9%

Higher Risk Accounts

      PayPal classifies merchants in industries that historically have experienced significant chargeback rates, primarily online gaming-related service providers and online gaming merchants, as “higher risk.” As of June 30, 2002, PayPal had 1,193 accounts designated as “higher risk” compared with 569 accounts as of December 31, 2001. For the twelve months ended December 31, 2001 and for the six months ended June 30, 2002, 3.9% and 8.5% of the dollar volume of payments received through PayPal, and 1.7% and 4.3% of the total number of payments received through PayPal, were received by higher risk accounts. In order to control the risks presented by these merchants, PayPal researches the owners of these accounts, their financial condition and their licenses to operate in their home jurisdictions, and PayPal closes the accounts of merchants that do not satisfactorily complete its review. PayPal typically charges higher fees to these merchants, ranging from 3.4% to 3.9% of the payment amount plus $0.30 per transaction. PayPal also holds a percentage of their incoming payments, typically ranging from 10% to 15%, as a reserve against future chargebacks. To date, customers have not charged-back payments to these merchants at a materially higher rate than customers making other types of payments, and the reserves that PayPal holds have been sufficient to cover all chargebacks of payments to higher risk accounts. The legal status of many of these higher risk accounts is uncertain, and these businesses could be prohibited or restricted from operating in the future. Proposed legislation has been introduced in the U.S. Congress to clarify that operation of an Internet gaming business violates federal law, and to prohibit payments processors such as PayPal from processing payments for online gaming merchants. Even if this proposed legislation is not enacted, online gaming merchants could be determined to be in violation of existing federal and state gambling laws. In particular, the New York State Attorney General recently stated that even under current law, the processing of known gambling transactions may lead to liability for facilitating or aiding and abetting the underlying activity. On July 9, 2002, PayPal was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, PayPal’s transactions with merchants involved in online gambling activities. The stated purpose of the subpoena is to assist the Attorney General in determining whether an action or proceeding should be instituted against PayPal. On July 25, 2002, PayPal met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and PayPal are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against PayPal by the Attorney General. PayPal intends to continue to cooperate fully with the Attorney General in this matter.

      PayPal has also received federal grand jury subpoenas dated July 24, 2002, issued at the request of the United States Attorney for the Eastern District of Missouri. These two subpoenas seek the production of documents related to online gambling activities. PayPal intends to cooperate fully with the United States Attorney’s office in this matter. If the online gaming merchants that accept PayPal are operating illegally, PayPal could be subject to civil or criminal prosecution for, among other things, money laundering or for aiding and abetting violations of law. PayPal would also lose the revenues associated with these accounts and could be subject to material penalties and fines.

      In the third quarter of 2001, PayPal developed a subscription payments feature that could prove attractive to online vendors of adult content. For the six months ended June 30, 2002, 0.4% of the dollar volume of payments sent through PayPal was sent using its subscription feature, however, PayPal is unable to determine what percentage of these payments was attributable to vendors of adult content.

Sales and Marketing

      From its launch, PayPal has grown primarily through organic, user-driven means. Each time an existing PayPal customer sends or receives funds to or from someone who has not yet registered with PayPal, the other party must open a PayPal account in order to receive or send the payment. Thus, when a PayPal user makes an email payment to someone who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds. Similarly, when a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated its Web Accept feature, the consumer opens a PayPal account from the merchant’s site in order to make the purchase. PayPal has achieved its growth through this combination of “push”- and “pull”-driven new customer acquisition. Starting with payments made from its 24 employees to their friends in October 1999, PayPal’s user base grew to 10,000 in December 1999, to 100,000 by early February 2000, to 1,000,000 by mid-April 2000 and to 10,000,000 by September 2001.

      PayPal accelerated its natural growth with promotional bonuses, its only significant marketing expenditures. Thus, in late 1999 and early 2000, PayPal offered qualified new users a $5 to $10 sign up bonus, automatically credited to their respective PayPal accounts. Additionally, for each qualified new member one of its users introduced to the network, PayPal credited the original user’s PayPal account with a $5 to $10 referral bonus. PayPal has continued to refine the criteria qualifying users for promotional bonuses. During the six months ended June 30, 2002, PayPal expensed as incurred $476,000 on promotional bonuses and acquired 5.0 million accounts, for an average expense of $0.09 per account. PayPal’s organic, user-driven growth has proven more cost-effective than traditional sales and marketing channels, such as television, radio and print advertising, or Internet-based promotional methods such as banner ads and directed email campaigns.

Risk Management

      PayPal’s account-based network enables it to detect and prevent fraud when funds enter the PayPal network, as funds move within the network and when they leave. Striking the optimal balance between the dual objectives of controlling fraud and providing a user-friendly system will remain a key challenge for PayPal.

      PayPal’s risk management techniques include the following:

•	Card Evaluation. PayPal deploys rigorous anti-fraud screens for every credit card transaction it processes. PayPal uses internally developed behavioral scores and third party software, in addition to running Address Verification System, or AVS, and more advanced credit card checks.

•	Proprietary Fraud Detection Software. PayPal has developed proprietary fraud detection systems to efficiently identify potentially fraudulent transactions. The IGOR system monitors account and transaction relationship patterns in order to control PayPal’s loss exposure once fraudulent funds enter the PayPal system, and the ILYA system utilizes account and transactional characteristics to help prevent fraudulent funds from entering or leaving the PayPal system. Max Levchin, PayPal’s Chief Technology Officer and the architect of its anti-fraud technology, received the Innovator of the Year award from Technology Review magazine, a publication of the Massachusetts Institute of Technology, in May 2002.

•	Experience. PayPal’s experience and cumulative knowledge in dealing with attempted fraud perpetrators represents an additional anti-fraud advantage.

      PayPal is not aware of any banks having prohibited or restricted their customers from conducting transactions with PayPal, although PayPal is aware of two incidents in which customers of a bank temporarily were unable to conduct transactions with PayPal. These incidents, one of which involved miscoding of transactions, and the other involving suspected fraud, were resolved quickly.

Technology

      PayPal’s technology facilitates easy access to the PayPal website, both to acquire new customers and to allow existing ones to conduct financial transactions. PayPal focuses much of its development efforts on creating specialized software that enhances its Internet-based customer functionality. One of PayPal’s key challenges remains building and maintaining a scalable and reliable system, capable of handling traffic and transactions for a growing customer base. The major components of PayPal’s network reside at its corporate headquarters in Mountain View, California, at an Equinix data center in San Jose, California, and at its operations and customer support facility in Omaha, Nebraska. PayPal has a second data center with Exodus in Santa Clara, California.

      Because of the financial nature of its product, PayPal seeks to offer a high level of data security in order to build customer confidence and to protect its customers’ private information. PayPal has designed its security infrastructure to protect data from unauthorized access, both physically and over the Internet. PayPal’s most sensitive data and hardware reside at its Equinix data center. This data center has redundant connections to the Internet, as well as fault-tolerant power and fire suppression systems. Because of its special security needs, PayPal houses its equipment in physically secure data vaults and tightly controls physical access to its systems.

      Multiple layers of network security and network intrusion detection devices further enhance the security of PayPal’s systems. PayPal segments various components of the system logically and physically from each other on its networks. Components of the system communicate with each other via Secure

Sockets Layer, or SSL, an industry standard communications security protocol, and require mutual authentication. Access to a system component requires at least two authorized staff members simultaneously to enter secret passphrases. This procedure protects PayPal from the unauthorized use of its infrastructure components. Finally, PayPal stores all data it deems private or sensitive only in encrypted form in its database. PayPal decrypts data only on an as-needed basis, using a specially designated component of its system which requires authentication before fulfilling a decryption request.

Customer Service and Operations

      As of June 30, 2002, PayPal’s Omaha-based customer service and operations team consisted of 543 employees, 484 of which were front-line representatives supporting customer service and financial operations. In March 2002, PayPal discontinued its relationship with Daksh eServices Private Limited in India which formerly provided outsourced email customer support.

      PayPal’s customer service representatives provide phone and email support to personal and business accounts. PayPal has experienced improvement in response time for servicing email and phone inquiries. Recently PayPal created specialization within the organization to service specific customer inquires more efficiently. PayPal has also successfully redesigned its Interactive Voice Response (IVR) system to route calls directly to specialized representatives. As a result, the IVR routes approximately 80% of customer inquires directly to an agent with the appropriate expertise to service the customer. Customer service needs have not grown as quickly as PayPal’s user base, and PayPal expects this trend to continue.

      PayPal has also created a new Product Integration and Education department to improve agent knowledge. PayPal conducts periodic skills testing of its representatives. PayPal’s quality assurance department also spot-checks the representatives multiple times per month by recording and listening to random samples of their calls and reviewing samples of their email responses.

      In addition to the customer service functions, PayPal’s operations team in Omaha has built expertise in payments industry rules and best practices in Visa, MasterCard, American Express, Discover, Regulation E, National Automated Clearing House Association and Maestro processing.

Vendor Relationships

Wells Fargo

      Since August 2000, PayPal has processed all of its ACH and check transactions through Wells Fargo Bank. Wells Fargo also provides other services for PayPal, including wire transfers, check printing, mailing and reconciling as well as fraud protection. Under the terms of the contract governing this relationship, neither party has given the other exclusivity in terms of services, and either party can terminate upon ten days’ notice. In general, PayPal pays a transaction fee for each ACH and check transaction processed by Wells Fargo. Pricing depends on a number of factors, including domestic or international location, the total volume of payments and other factors. PayPal is required to keep minimum amounts on account with Wells Fargo in order to obtain Wells Fargo’s ACH processing services. Until December 2001, this requirement was met by holding sufficient customer funds as agent in a pooled account at Wells Fargo. The requirement is now met by pledging securities owned by PayPal and held in a brokerage account at Wells Fargo. These securities, as of June 30, 2002, have a fair market value of $5.6 million and are accounted for as restricted investments. Although PayPal maintains a good working relationship with Wells Fargo, it continues to examine all of its options for ACH processing, especially in terms of specialty processing such as international payments. Although it is not required to do so, PayPal also places at Wells Fargo the majority of its customers’ funds that PayPal handles as agent.

      In May 2002, PayPal entered into an agreement to appoint Wells Fargo as its provider of U.S. credit card processing services, and Wells Fargo agreed to accept the appointment and provide processing services for PayPal’s U.S. customers’ credit card transactions. PayPal is required to complete the transition to Wells Fargo as its credit card processor by no later than November 2002, and PayPal expects to complete the transition in advance of that date. During the term of the agreement, PayPal may not enter into an agreement with anyone other than Wells Fargo to provide it with U.S. credit card payment processing services. The term of the agreement runs until May 2004 unless terminated earlier for cause or in accordance with the agreement.

      Under the credit card processing agreement, Wells Fargo will process properly-presented card transactions, provide daily reports of transactions and will transfer the funds from such transactions to PayPal on a daily basis. PayPal assumes liability for all chargeback losses and PayPal agrees to be the merchant of record for each PayPal transaction. Wells Fargo is required to meet specified service levels regarding the availability, response times, security procedures, problem resolution and chargeback processing. The contract limits the liability of Wells Fargo Bank for any breaches of the agreement to the amount of fees PayPal has paid, except in the event of Wells Fargo’s gross negligence or willful misconduct.

      PayPal will pay Wells Fargo a fee for each credit card authorization, as well as a fee for each settled credit card transaction and a processing fee for each chargeback. Wells Fargo also will pass through to PayPal the amounts that it is charged by the card associations for issuer interchange on completed transactions, which consist of a percentage of the transaction amount. PayPal is required to maintain a reserve of $3 million at all times with Wells Fargo as security for the performance of its obligations. Wells Fargo may increase this amount, but only as reasonably related to its potential liability for transactions that it processes for PayPal.

Electronic Payment Exchange

      PayPal currently processes all of its customers’ credit card transactions through Electronic Payment Exchange, Inc., or EPX. EPX provides the systems and services that allow PayPal to direct transaction information to the merchant bank that provides transaction processing services to PayPal and sponsors its acceptance of Visa and MasterCard cards. For Visa transactions, First Union National Bank acts as PayPal’s merchant bank, and for MasterCard, Discover and American Express transactions, TheBancorp.com Bank acts as PayPal’s merchant bank. PayPal’s agreements with EPX, First Union National Bank, Certegy Card Services, Inc., which provides processing services for First Union, and TheBancorp.com Bank make PayPal responsible for all chargebacks unless PayPal obtains a physical signature from the cardholder, and require PayPal to comply with the rules and guidelines of the card associations.

      In turn, EPX and the applicable bank have agreed to process properly-presented card transactions and to transfer the funds from such transactions to PayPal on a daily basis. EPX is also required to meet specified service levels regarding the availability, response times and security of their processing services, their settlement of funds due PayPal, and their chargeback processing. The contract limits the liability of EPX and the applicable bank for any breaches of the agreement to the amount of fees PayPal has paid during the six-month period immediately prior to the event giving rise to PayPal’s damages.

      PayPal pays EPX and the applicable bank a fee for each credit card authorization, as well as a fee for each completed credit card transaction. The banks also pass through to PayPal standard industry fees that they are charged by the card associations for issuer interchange on completed transactions, which consist of a percentage of the transaction amount. PayPal also is subject to additional fees and to reimburse EPX’s development costs if PayPal submits less than 50.0% of its customers’ credit card transactions through EPX during the first year of the contract, which was entered into in November 2001. If the dollar amount of credit card transactions that PayPal’s customers charge back exceed 1.0% of its credit card transaction volume, EPX and the applicable bank can require PayPal to establish a reserve account at the bank equal to the total amount of chargebacks over the last 30 to 120 days, depending on the extent to which PayPal’s chargeback ratio exceeds 1.0%. At its current chargeback rates, PayPal does not need to provide any funds to this reserve account. However, in connection with the termination of its relationship with EPX and transition to Wells Fargo Bank as credit card processor, PayPal will be required to provide collateral to cover chargebacks received by EPX after termination.

Chase Merchant Services

      Until December 1, 2001, PayPal’s processor for substantially all credit card transactions was Chase Merchant Services, or CMS. Chase Merchant Services remains responsible to Visa and MasterCard for any chargebacks on PayPal’s customers’ credit card transactions that occurred prior to December 1, 2001. To protect CMS against the risk of such chargebacks, PayPal had pledged certificates of deposit totaling $3.0 million at December 31, 2001. In December 2001, CMS had retained approximately an additional $11.3 million in settlement funds due to PayPal in an escrow account. As of June 30, 2002, the $11.3 million amount had decreased to $3.4 million. Thus, the total amount of restricted cash for CMS as of June 30, 2002 was $6.4 million. In July 2002, CMS released $3.0 million of the pledged certificates of deposit and an additional $300,000 that CMS had retained directly in an escrow account. PayPal believes that the remaining $3.1 million balance held in escrow will likely be reduced or eliminated by the end of this calendar year as the risk to CMS decreases over time.

Bank of America

      As PayPal expands the ability of customers in countries outside the U.S. to withdraw funds from the PayPal system to their local bank accounts, and to fund their PayPal transactions from their local bank accounts, PayPal anticipates using Bank of America to process these bank account transfers. PayPal currently uses Bank of America for this purpose in nine of the sixteen countries outside the U.S. where customers can withdraw funds to their local bank accounts (Japan, Spain, Hong Kong, Singapore, Mexico, Sweden, Denmark, Finland and Norway). PayPal pays Bank of America a transaction fee based on the country involved, the total volume of payments and other factors.

First Data

      In October 2000, PayPal launched the PayPal ATM/ debit card to qualifying PayPal members through an arrangement with MasterCard International and with First Data Resources, Inc., which provides its debit card processing services. The PayPal ATM/ debit card allows qualified PayPal account holders to access their account balances from any ATM connected to the Cirrus or Maestro networks and at any merchant that accepts MasterCard. PayPal recently launched a “virtual” debit card which allows any customer with a PayPal account balance to use that balance at online merchants that accept MasterCard. Under the terms of the contract governing this relationship, First Data agreed to certain minimum uptime and other detailed service level requirements. PayPal, in turn, agreed to use First Data exclusively for processing of debit card transactions. PayPal also agreed to remain eligible for sponsorship by a “sponsor bank,” which is, in PayPal’s case, BankOne Indiana, N.A. PayPal pays First Data fees on a per-transaction, rather than percentage, basis. In all years after the first year of the contract, PayPal is required to pay First Data a minimum fee, even if the volume of transactions processed by First Data would yield a lower amount. Additionally, PayPal agreed to obtain a letter of credit for the benefit of First Data as collateral to cover its settlement risk with the sponsoring bank. PayPal has pledged a certificate of deposit as security for the letter of credit. If PayPal’s debit card transaction volume increases, First Data may require it to increase the letter of credit to the average amount of PayPal debit card transactions in recent 4-day periods. In March 2002, PayPal completed negotiations with First Data Resources, Inc. to increase the amount of its letter of credit to $7.0 million from $2.0 million at December 31, 2001 based on debit card volumes as per the agreement with First Data. In addition to the $2.0 million already secured by a certificate of deposit, PayPal deposited $5.0 million into a restricted money market account, which is classified as restricted cash. If the volume decreases, or First Data’s settlement risk otherwise decreases, PayPal has the right to request, but not to require, a corresponding reduction in the letter of credit. This agreement, which has a five-year term, expires on November 1, 2005.

Visa and MasterCard

      PayPal does not have any direct contractual relationship with Visa or MasterCard other than an agreement relating to PayPal’s participation in MasterCard’s Remote Payment and Presentment Service for online bill payment. As a merchant that accepts Visa and MasterCard credit cards, however, PayPal is subject to, and must comply with, the operating rules of the Visa and MasterCard credit card associations. Under these operating rules, in cases of fraud or disputes between senders and recipients in transactions involving Visa or MasterCard cards, PayPal faces chargebacks when cardholders dispute items for which they have been billed. Because it is not a bank, PayPal is not eligible to belong to the credit card associations. As a result, PayPal must rely on banks that are members of these associations or their independent service organizations to process its transactions, to challenge chargebacks on its behalf where appropriate, to inform it of changes to Visa and MasterCard operating rules, and to communicate with the Visa and MasterCard associations on its behalf.

      In late 2000, MasterCard indicated it would terminate PayPal’s ability to accept MasterCard cards for payment if PayPal did not change some of its practices and procedures immediately. PayPal and its credit card processor had a series of meetings with MasterCard to discuss how to bring PayPal’s practices and procedures into compliance. As a result of those meetings, PayPal made changes to its system that PayPal believes resolved MasterCard’s concerns, but MasterCard has not communicated to PayPal that its concerns have been fully resolved. In 2001, Visa informed PayPal’s credit card processor that some of PayPal’s practices violated its operating rules, and PayPal made certain changes to its practices in response. Specifically, Visa objected to PayPal’s charging and immediately rebating international membership fees, and to PayPal’s charging fees to international customers for payments that are funded using credit cards, but not for payments that are funded from balances in the PayPal system. Visa also objected to PayPal’s practice of obtaining a card holder’s single up-front authorization, rather than authorization on a transaction by transaction basis, to charge that card holder’s Visa account if the card holder requests an ACH transfer and that transfer fails. Visa has assessed fines on PayPal’s processor totaling $130,000 through July 31, 2002, $95,000 of which the processor has passed on to PayPal. Although Visa has not threatened to suspend, terminate or otherwise limit or restrict PayPal’s ability to accept Visa cards, PayPal has changed its practices to resolve these three outstanding issues. These changes include not rebating international membership fees, charging fees to recipients of cross-border payments rather than to international senders, and seeking authorization on a transaction by transaction basis to charge a card holder’s Visa account if a related ACH transfer fails. PayPal believes these changes have resolved all outstanding issues that resulted in fines from Visa. However, these changes could make the PayPal service less attractive.

      MasterCard announced that, effective May 1, 2002, it will require each customer that regularly uses PayPal to accept payment for goods or services to enter into a contract with the bank that processes MasterCard transactions for PayPal and must agree to observe MasterCard rules. PayPal believes it can comply with this rule through changes to its User Agreement, but PayPal is unable at this time to predict precisely how this rule will affect its business. It could require PayPal to change the interrelationship among itself, its customers and its credit card processing bank in ways that could increase PayPal’s costs, reduce the attractiveness of its service or both.

Providian

      In March 2002, PayPal entered into a Credit Card Alliance Agreement with Providian Bancorp Services, an affiliate of Providian National Bank and Providian Bank, each an issuer of general-purpose credit cards. This agreement replaced and superseded the prior agreement PayPal entered into with Providian in February 2001. Under the terms of this new agreement, Providian agrees to offer PayPal-branded credit cards to PayPal’s account holders and to cooperate with PayPal in developing the marketing for this program. The agreement provides that Providian will pay PayPal a one-time payment in order to redesign the PayPal website and market the strategic alliance, as well as certain bounty fees for each new Providian account referred by the program. These bounties are based on the number of active new accounts during a three-month period, with a higher bounty per account accompanying a larger number of new accounts booked. Additionally, whenever a PayPal Visa card is used by an account holder, PayPal receives a share of Providian’s transaction fee revenue. This revenue share applies to purchases and quasi-cash transactions on all accounts booked under both the new and old agreements.

      PayPal agreed to make the Providian-issued co-branded credit card the exclusive U.S. credit card promoted in the registration process on the PayPal website, and not to sponsor or participate in any competing co-branded credit card product marketed to U.S. PayPal members. Under the terms of the contract governing this relationship, Providian is responsible for loan underwriting decisions, loan servicing and legal compliance, and bears all the costs of issuing cards and underwriting the portfolio. The contract has a five-year term, with renewal for an additional 2-year period unless either party gives written termination notice to the other at least 90 days before March 1, 2007. Either party may also terminate the contract if the other party is acquired or is subject to a change of control, subject to payment of an early termination fee, which is determined based in part on whether or not the party is acquired by a competitor of the other party.

Competition

      The market for PayPal’s product is emerging, intensely competitive and characterized by rapid technological change. PayPal competes with a number of companies, both with email-based online payment providers and traditional payment methods such as credit cards, checks, money orders and ACH transactions. In order to retain existing customers and attract new customers, PayPal must offer an attractive combination of the following factors:

•	Convenience. Senders and recipients both prefer an easy-to-use payment system. PayPal emphasized convenience in designing the process by which its customers open PayPal accounts and has streamlined the process of sending and receiving payments. In addition, PayPal’s patent-pending account verification method allows it to authenticate users with a high degree of reliability, without the delay and inconvenience to customers of mailing or faxing documents. Some of PayPal’s competitors, however, may have an advantage in encouraging buyers to use their product by allowing new customers to make payments without opening an account.

•	Size of the Network. PayPal’s network continues to grow relative to many of its competitors, and PayPal’s size encourages usage by new customers. PayPal believes that it has a significantly larger network of both senders and recipients than other email-based online payment providers. However, some of PayPal’s competitors, including credit card products offered under the Visa and MasterCard brands, enjoy significantly wider adoption than PayPal does.

•	Price. Subject to the other factors listed, users generally will use the lowest cost payment system. PayPal’s product is free for users to send payments, and PayPal has set the fees it charges business accounts to receive payments at rates that PayPal believes are lower than most new or small businesses could obtain if they sought to accept credit cards directly. Some of its competitors in the online payment market charge lower fees than PayPal does, including Citibank’s c2it, which currently makes its product available for free to senders and recipients within the U.S.

•	Security and Privacy. PayPal has addressed and continues to address security and privacy concerns in designing the PayPal system, which PayPal believes builds user confidence and drives growth. In particular, for a buyer deciding whether to pay an unfamiliar seller through PayPal or directly by credit card, PayPal offers the advantage of keeping the buyer’s credit card information secret from the merchant. Many of PayPal’s competitors, however, provide the same feature.

•	Brand Recognition. While PayPal enjoys strong brand recognition, many current and potential competitors have established long-standing relationships with their users. Many of PayPal’s competitors, including credit card products under the Visa and MasterCard brands, enjoy significantly greater brand recognition than does PayPal.

•	Customer Service. PayPal has strengthened its customer support network by establishing a large customer call center. PayPal believes that its commitment to customer service helps it attract and retain customers. Although PayPal has devoted substantial resources to customer service, some of its competitors, including c2it, enjoy the backing of large financial institutions with the ability to devote significantly more resources to customer service than could PayPal.

•	Timing of Payments. When buyers and sellers are in different locations, the PayPal product offers buyers a fast method of completing payment, and offers sellers the ability to know that the buyer has sent the payment more quickly than waiting for cash, a check or a money order to arrive in the mail. This knowledge often allows sellers, in particular those who do not accept credit cards, to deliver their goods or services more quickly, which in turn encourages customer use of PayPal. Most PayPal payments are credited instantly to the recipient’s PayPal account, and the recipient may then use those funds to pay others or may choose to withdraw them. Some of PayPal’s competitors offer equivalent advantages in processing speed compared to cash, checks or money orders by mail, and also allow customers to transfer funds to their bank accounts as fast or, in some cases, faster than does PayPal. However, PayPal’s Shop Anywhere feature and the large number of individuals and businesses that accept PayPal allow recipients to use funds immediately upon receipt to make online purchases, and provide PayPal a competitive advantage over some of its competitors in this respect. PayPal’s ATM/debit card also allows select merchants to access the funds they receive through PayPal at ATMs and at merchants that accept MasterCard, without waiting for funds to be transferred to their bank accounts.

      PayPal anticipates continued challenges from current competitors, who may enjoy greater resources, as well as by new entrants into the industry.

      Prior to the consummation of the merger, or in the event that the proposed merger does not occur, PayPal’s competitors include, among others:

•	eBay Payments, owned by eBay, enjoys the strong eBay brand name. Its ability to integrate with eBay auctions could allow it to offer new and convenient features;

•	MoneyZap and BidPay offered by Western Union, a subsidiary of First Data;

•	Yahoo! PayDirect offered by Yahoo!;

•	c2it offered by Citigroup;

•	Valid offered by CheckFree;

•	email payment services offered by the U.S. Postal Service through CheckFree; and

•	credit card merchant processors that offer their services to online merchants, including First Data, Concord EFS, Paymentech, VeriSign and Authorize.net.

      MasterCard recently announced a new online payment service in conjunction with CertaPay, and Visa has also expressed interest in developing an online email-based payment product for use by its members. Other potential competitors include Amazon and American Express.

      In addition, PayPal competes with credit card products offered under the Visa and MasterCard brands, which enjoy significant brand recognition and marketing resources, and with merchant processors, such as First Data and VeriSign, which assist online merchants in accepting credit cards. PayPal also competes with online wallets such as Microsoft’s Passport.

      Many of PayPal’s competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition or a larger base of customers in affiliated businesses than PayPal has. For example, Citigroup’s c2it has existing arrangements with AOL Time Warner and Microsoft. c2it could use these arrangements to market directly its competing payment product to the customers of AOL Time Warner and Microsoft, which could result in c2it gaining substantial market share in a short period of time.

Intellectual Property

      PayPal protects its intellectual property rights through a combination of trademarks, copyrights and trade secrets and through the domain name dispute resolution system. In order to limit access to and disclosure of PayPal’s proprietary information, all of PayPal’s employees have signed confidentiality and invention assignment arrangements, and PayPal enters into nondisclosure agreements with third parties. PayPal cannot provide assurance however, that the steps it has taken to protect its intellectual property rights will adequately prevent infringement or misappropriation of those rights. Particularly given the international nature of the Internet, the rate of growth of the Internet and the ease of registering new domain names, PayPal may not be able to detect unauthorized use of its intellectual property or take enforcement action.

      In particular, PayPal has applied to register the “PayPal” service mark in the U.S. and Canada and PayPal has obtained registration of the PayPal mark in the European Community, Japan and China. PayPal also has applied to register the service mark “X.com” in the U.S. PayPal has registered the domain name “www.paypal.com” for ten years and various related domain names for periods ranging from two to ten years and has filed to protect its rights to the PayPal name in the new “.biz” and “.info” top level domains that became operational in Fall 2001.

      PayPal has applied in the U.S. and certain other countries for five patents. These patent applications relate to PayPal’s core system of transferring value from point to point between two users of a communications network that are not linked directly, its technology to detect suspicious patterns of transactions, its process of verifying a customer’s control of the bank account or credit card he has registered with PayPal, its process of enabling merchants to integrate PayPal into their websites or online auctions, and its process for determining whether to complete immediately a customer’s ACH-funded payment, before PayPal has received any assurances of payment, if the customer presents an alternate payment method to be used if the primary payment method fails. PayPal cannot predict whether the U.S. Patent and Trademark Office, or PTO, will issue these patents in their requested form or at all or whether these patents will be valid even if issued.

      Whether or not the PTO issues PayPal patents, third parties may claim that PayPal has infringed upon their patents or misappropriated or infringed on other proprietary rights. These claims and any resultant litigation could subject PayPal to significant liability for damages. In addition, even if PayPal prevails, the litigation could be time consuming and expensive to defend and could affect PayPal’s business materially and adversely. Any claims or litigation from third parties may also result in limitations on PayPal’s ability to use the service marks, trademarks, copyrights, trade secrets, patents, and other intellectual property subject to these claims or litigation, unless PayPal enters into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

Patent Litigation; Third Party License Demand

      On May 7, 2002, Tumbleweed Communications Corp. filed a lawsuit for patent infringement against PayPal in the United States District Court for the Northern District of California. Tumbleweed is a software company headquartered in Redwood City, California, that specializes in Internet security. The lawsuit claims infringement of two U.S. patents: U.S. Patent Number 5,790,790 (the ’790 patent), entitled “Electronic Document Delivery System in Which Notification of Said Electronic Document is Sent to a Recipient Thereof,” and U.S. Patent Number 6,192,407 (the ’407 patent), entitled “Private, Trackable URLs For Directed Document Delivery.” The Tumbleweed patents relate to techniques for the delivery of electronic documents to users over the Internet. Specifically, the ’790 patent relates to an electronic document delivery system and methods of its use where a document is forwarded to a remote server. The server sends a generic notification of the document, with direct reference to the document, to an intended recipient, and the recipient can download the document from the server using local protocols. The ’407 patent relates to a document delivery architecture that dynamically generates a private Uniform Resource Locator to retrieve documents. PayPal believes that it does not infringe the ’790 or ’407 patents, and will contest the suit vigorously. In PayPal’s answer filed May 28, 2002, PayPal denied any infringement and asserted that the Tumbleweed patents are invalid. In addition, PayPal brought counterclaims for declaratory judgment that the patents are not infringed or in the alternative are invalid.

      On February 15, 2002, PayPal received a letter from counsel to NetMoneyIN, Inc., a privately held company based in Arizona. The letter from NetMoneyIN’s counsel alleges that PayPal is infringing at least claim 13 of U.S. patent Number 5,822,737 (the ’737 patent) and claim number 1 of U.S. Patent Number 5,963,917 (the ’917 patent), which is a continuation of the ’737 patent, when PayPal “engages in working with merchant websites to check credit card purchases.” The ’737 patent and the ’917 patent relate to a financial transaction system for processing payments over a network, in particular for credit and debit card payments. PayPal believes that it does not infringe the ’737 or ’917 patents, among other reasons because PayPal does not provide direct credit or debit card processing for merchants. PayPal has responded to this effect to the letter from NetMoneyIN’s counsel. NetMoneyIN has not commenced any legal action against PayPal; however, the letter from NetMoneyIN states that PayPal will be sued if it remains unlicensed.

      If PayPal were to conclude based on additional information that some element of its processes is or might be covered by the Tumbleweed or NetMoneyIN patents, PayPal might seek to negotiate and obtain licenses from these parties. If it were unwilling or unable to obtain a license from these third parties, PayPal would remain subject to potential liability for patent infringement. Although it will contest any lawsuit vigorously, PayPal cannot make assurances that it will prevail in the Tumbleweed lawsuit or that it would prevail in a NetMoneyIN lawsuit if NetMoneyIN were to sue PayPal for infringement of their patents. If any portions of its service were found to be infringing Tumbleweed’s or NetMoneyIN’s patents, then PayPal would likely be unable to continue to offer those portions of its service found to be infringing. PayPal could also then be required to pay damages for past infringing use, possibly attorneys’ fees, and possibly treble damages. This could have a material adverse effect on PayPal’s business prospects, financial condition, and results of operations.

      On February 4, 2002, CertCo, Inc. filed a lawsuit for patent infringement against PayPal in the United States District Court for the District of Delaware. On April 25, 2002, CertCo agreed to drop the patent infringement suit that it had asserted against PayPal. The settlement involved an inconsequential payment by PayPal and mutual releases.

Regulation

Money Transmitter Laws

      More than 40 states in the U.S. regulate bill payers, money transmitters, check sellers, issuers of payment instruments or similar non-bank payment businesses, which PayPal refers to collectively as “money services businesses.” The states enacted most of these statutes before the Internet emerged as a commercial forum, and the application of these statutes to online payment service providers has not been interpreted by courts or most regulatory authorities. Based on the specific provisions of these state statutes and the nature of its services, PayPal believes that money services regulations cover its business only in some states that regulate money transmitters, and not in states that only regulate check sellers or issuers of payment instruments.

      PayPal’s analysis is subject to significant uncertainty, however, and PayPal cannot assure you that state regulators and courts will agree with its interpretations. Beginning in May 2000, PayPal has contacted regulatory authorities to describe its service or PayPal has filed applications in the 36 jurisdictions, including the District of Columbia and Puerto Rico, that regulate money transmitters or were subject to the greatest uncertainty. Eight states have provided a written interpretation that PayPal’s service, as PayPal described it to them, does not require a money services license from their state. These eight states are Arkansas, Georgia, Indiana, Kentucky, Missouri, Nevada, Oklahoma and Wisconsin.

      Based on the replies received from the other states that PayPal contacted and its analysis of state law, PayPal has applied for money services business licenses in a total of 28 jurisdictions. Of the 28 jurisdictions where PayPal has filed applications, PayPal has obtained a money services business license in 13 jurisdictions: Arizona, Colorado, the District of Columbia, Idaho, Illinois, Louisiana, Maine, Maryland, Nebraska, Oregon, Texas, Vermont and West Virginia. The 15 jurisdictions where PayPal has pending applications are California (as to transmission of money abroad), Connecticut, Delaware, Florida,

Massachusetts (as to transmission of money abroad), Minnesota, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Puerto Rico, Rhode Island, Tennessee, and Virginia. Most of these applications were filed in February and March 2002.

      In California, a money transmitter license is required only for engaging in the business of transmission of money abroad. After discussions with the California Department of Financial Institutions, in January 2002, in connection with PayPal’s pending application for a California license, PayPal suspended processing money transfer payments to international accounts. In the year ended December 31, 2001, such payments constituted less than 0.5% of the total dollar volume of PayPal’s payments. PayPal will not be able to resume processing such payments until it has obtained a California license to transmit money abroad, which could take several months.

      Even if all of these state license applications are ultimately granted, state regulatory authorities have the ability to impose fines and other penalties for the period of time PayPal provided services without a license to residents of those states that require it to have a license. Under the recently enacted USA Patriot Act, PayPal could be subject to federal civil and criminal penalties if it is deemed to be operating without an appropriate money transmitting license in a state where such operation is punishable as a misdemeanor or a felony under state law. PayPal has not to date been fined or received notice of fines or other penalties under state or federal money transmitter laws.

      Because it has money transmitter licenses in twelve states and the District of Columbia and expects to obtain other state money services business licenses, PayPal must file periodic reports with state regulators, obtain bonds and maintain minimum levels of capital, ensure that it holds customer funds only in liquid and highly rated investments and provide notice or receive advance approval of any change in control of PayPal. State money services business regulators will have the authority to examine PayPal for compliance with these laws and as to the safety and soundness of its operations and financial condition. The minimum capitalization requirements vary from state to state but do not currently exceed $2.0 million in any state, although each state has the authority to set higher minimums on a case-by-case basis. The bonding company PayPal uses requires it to obtain standby letters of credit for their benefit to support the issuance of bonds to satisfy state requirements. As of June 30, 2002, PayPal had pledged cash, in the form of certificates of deposit, totaling $6.6 million to secure the letters of credit. This amount is classified as restricted cash.

Bank Regulation

      Because PayPal is not licensed as a bank, it is not permitted to engage in a banking business. PayPal does not require customers to keep funds in its system in order to use its product. Although the definition of a “banking business” varies among state laws, and is not limited to entities that take deposits, PayPal believes that its principal risk of being deemed to be engaged in unauthorized banking activities, as indicated in the concerns raised by the four states described below, arises from the possibility that PayPal may be deemed to be keeping money on account for customers or otherwise accepting deposits.

      In response to PayPal’s contacts with state regulatory authorities beginning in the summer of 2000 regarding the applicability of money transmitter laws, regulatory authorities in New York and Louisiana stated their view that the ability of PayPal’s customers to leave amounts on account with it for future transfer represented the conduct of an illegal banking business, and authorities in California and Idaho questioned whether PayPal was engaged in a banking business. PayPal received written communications to this effect from these authorities commencing in the summer of 2000 and, in the case of Idaho, in January 2001.

      PayPal has taken two principal steps intended to create the result that customers who carry balances available for future spending through PayPal are not “keeping money on account” with PayPal:

•	as of November 2000, U.S.-based customers who choose to carry balances have had the option of investing those balances through a sweep arrangement to purchase shares of the PayPal Money Market Fund, which is a registered money market mutual fund. These shares are held by the customer directly, and PayPal does not become the owner of the underlying funds, as it would in a deposit relationship.

•	as of August 2001, PayPal changed its user agreement and the management of its customers’ funds so that, for customers who choose to carry balances but do not enroll in the money market sweep, PayPal acts as agent for the customer in placing their money in bank accounts, and PayPal does not have discretion to loan out those funds, or spend the funds for its corporate purposes. PayPal has established relationships with three banks under which it places customer funds outside of the Money Market Fund into accounts at these banks.

      In September 2001, PayPal also sought an advisory opinion from the FDIC to the effect that PayPal is not taking deposits for purposes of the Federal Deposit Insurance Act. PayPal believed that, if it obtained a favorable opinion on this issue under federal law, the opinion could be considered relevant by some state authorities in their review of whether PayPal is engaged in the business of banking under their state law. The FDIC’s February 15, 2002 advisory opinion declines to address this request because PayPal is not chartered as a bank. Nonetheless, PayPal believes that the FDIC’s opinion on the availability of pass-through deposit insurance for its customers could be considered relevant by some state authorities. However, the FDIC opinion addresses only issues under the Federal Deposit Insurance Act, and state authorities could conclude that PayPal is taking deposits or otherwise engaged in the business of banking under the laws of their respective states.

      Since August 2001, PayPal has corresponded with regulatory authorities in the four states listed above to inform them of the changes to its service. In February 2002, PayPal received correspondence from Louisiana and New York regulatory authorities that they had not changed their position. The Louisiana letter indicated that the Louisiana Office of Financial Institutions was still reviewing whether PayPal’s changes had addressed their concerns. PayPal submitted additional information to the Louisiana Office about the operations of its service. PayPal also received a letter from the New York Banking Department dated February 13, 2002 stating that its position remained unchanged. At the Department’s request, PayPal met with representatives of the Department on February 19, 2002 to discuss their position that PayPal has acted in contravention of their letters. PayPal presented additional information to the Department regarding its position that PayPal is no longer holding funds on account, and requested that the Department reconsider their conclusion that PayPal has acted in contravention of their letters. At the request of the Department representatives with whom it met, on March 7, 2002 PayPal submitted a supplemental written response setting forth its position that, under New York law, PayPal is not conducting unauthorized banking activities.

      In March 2002, after reviewing the additional information PayPal had provided on unauthorized banking issues, Louisiana and Idaho issued money transmitter licenses to PayPal, and California accepted its money transmitter license for processing. These states have not, however, issued an opinion as to whether PayPal is engaged in unauthorized banking under their state laws. On June 7, 2002, PayPal received a letter from counsel to the New York Banking Department stating that the Department has concluded, based on its review of PayPal’s business model and the relationship with its customers created by the PayPal User Agreement, that PayPal is not currently engaged in illegal banking. The New York Banking Department remains free to change its conclusion if PayPal changes its business model or its relationship with its customers. The New York Banking Department also encouraged PayPal to submit an application to obtain a New York money transmitter license as soon as practicable. PayPal submitted its application on June 28, 2002.

      Other than as described above, there have been no other actions taken or threatened by regulatory authorities against PayPal for engaging in an unauthorized banking business. However, other states could raise similar concerns in the future. Even if the steps PayPal has taken to address unauthorized banking issues are deemed sufficient by the state regulatory authorities, PayPal could be subject to fines and penalties for its prior activities. PayPal began offering its service to residents of all 50 states and the District of Columbia in October 1999. No regulatory authority has informed PayPal of its intention to impose a monetary penalty, but regulatory authorities have broad discretion in interpreting and applying penalties.

      If PayPal were found to be subject to and in violation of any banking laws or regulations in any state, not only in the four that have expressed concern, it could be subject to liability, which in some states may include high fines for each day of noncompliance, or be forced to cease doing business with residents of those states or to change its business practices. Even if PayPal is not forced to cease doing business with residents of certain states or to change its business practices to comply with banking laws and regulations, PayPal could be required to obtain licenses or regulatory approvals that could impose on it a substantial cost. The need to comply with state laws prohibiting unauthorized banking activities could also limit PayPal’s ability to enhance its services in the future.

     International

      PayPal currently offers its product to customers with a credit card in 37 countries outside the U.S. PayPal offers its product from the U.S., in English, and in U.S. dollars. For countries outside the U.S., it is not clear whether, in order to provide its product in compliance with local law, PayPal needs to be regulated as a bank or financial institution or in some other capacity. Additionally, the more PayPal markets in, and provides a locally tailored service to, any country outside the U.S., the greater the risk that it will be required to be regulated in that jurisdiction. PayPal is working with foreign legal counsel to identify and comply with applicable laws and regulations. Some of the foreign countries where PayPal offers its product regulate banks, financial institutions and other businesses and operate under legal systems that could apply those laws to PayPal’s business even though it does not have a physical presence in those countries. For example, under the laws of France, PayPal could be required to add special features to its product or contract with a French bank in order to serve customers located in France. Violations of these rules could result in civil and criminal penalties. PayPal may also be required to comply with the money laundering rules of non-U.S. countries where PayPal offers its product, and failure to do so may lead to civil and criminal penalties.

      PayPal expects to apply to the Financial Services Authority in the United Kingdom for a license to operate as an electronic money issuer under a new legal regime that came into operation in the United Kingdom on April 27, 2002. The licensing system for electronic money issuers in the United Kingdom was implemented pursuant to a European Union directive that applies to all member countries, and if PayPal obtains a license from the United Kingdom, PayPal likely will be authorized to operate in all European Union member countries, subject to the terms of the license. Because the electronic money issuer regulatory system is new and has not yet been adopted by each of the member countries, PayPal cannot provide assurances that other European Union countries will not impose additional requirements or seek to regulate it as a bank or other regulated financial institution. In addition, in order to obtain a license as an electronic money issuer from the United Kingdom or in other countries, PayPal may be required to increase its local presence, change how it accounts for transactions by international customers or otherwise make changes to its business that could increase its costs. It would also be necessary to comply with capital adequacy requirements and requirements as to how money in customer accounts can be invested, with highly liquid and very low risk investments being stipulated. It is likely to be desirable to create a separate local subsidiary to obtain the necessary license.

      The Banking Development Department of the Hong Kong Monetary Authority sent PayPal a letter dated June 3, 2002, which states that they are trying to determine whether PayPal’s service provided to Hong Kong users is considered as “taking deposits” under Hong Kong’s banking laws. If it is, then those laws require that any advertising material issued by PayPal to Hong Kong residents comply with Hong Kong law. Information that PayPal posts on its website is considered to be advertising material for purposes of Hong Kong’s Banking Ordinance. The Banking Ordinance would require PayPal to add certain additional information to the material on its website or risk a fine or imprisonment. PayPal’s legal counsel has delivered to the Hong Kong Monetary Authority a response to their request for an opinion regarding PayPal’s obligations under U.S. agency law. At this preliminary stage, PayPal believes that its service does not constitute “taking deposits” under the Hong Kong Banking Ordinance, and that even if it does, adding the information that Hong Kong would require be added to its website would not have a material adverse effect on it. If, however, the Hong Kong Monetary Authority were to take the view that its service involved not only “taking deposits” but also taking those deposits in Hong Kong, then PayPal would likely need to be regulated as a bank in Hong Kong in order to take deposits there lawfully.

      Under the USA Patriot Act, PayPal may be required to obtain additional information, maintain records and file reports regarding any business PayPal conducts with residents of jurisdictions that are identified by the Secretary of the Treasury as being of primary money laundering concern. PayPal currently allows residents of Israel, which has been identified by the Financial Action Task Force as being non-cooperative on money laundering matters, to use PayPal, although PayPal does not allow Israeli customers to withdraw funds to non-U.S. bank accounts. The Secretary of the Treasury, however, is not required to rely on the Financial Action Task Force list in identifying countries of primary money laundering concern, and could identify additional countries whose residents currently can do business with PayPal as being of primary money laundering concern. PayPal has implemented procedures, and is strengthening those procedures, to use Internet Protocol addresses to identify customers who try to access PayPal from countries that are not on its approved list.

Consumer Protection

      PayPal is subject to state and federal consumer protection laws, including laws protecting the privacy of consumer non-public information, prohibiting unfair and deceptive practices, requiring specific disclosures and procedures with respect to formation of electronic contracts such as the PayPal User Agreement, and regarding electronic fund transfers. In particular, under federal and state financial privacy laws and regulations, PayPal must provide notice to consumers of its policies on sharing non-public information with third parties, must provide advance notice of any changes to its policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Under the Electronic Fund Transfer Act and Regulation E of the Board of Governors of the Federal Reserve Board, PayPal is required to disclose the terms of its electronic fund transfer services to consumers prior to their use of the service, to provide 21 days advance notice of material changes, to establish specific error resolution procedures and timetables and to limit customer liability for transactions that are not authorized by the consumer. PayPal believes it has appropriate procedures in place for compliance with these consumer protection laws, but many issues regarding delivery of notices and disclosures over the Internet have not yet been addressed by the federal and state agencies charged with interpreting the applicable laws.

      In doing business with residents of countries outside the U.S., PayPal also may be subject to consumer protection laws of those countries, including data protection laws that are more restrictive than financial privacy laws in the U.S. PayPal continues to work with foreign legal counsel to identify and comply with applicable laws and regulations.

Money Laundering

      As a money services business PayPal is subject to state and federal laws prohibiting the knowing transmission of the proceeds of criminal activities or funds intended for use in a criminal transaction. PayPal is subject also to regulations of the Treasury Department’s Financial Crimes Enforcement Network, or FinCEN, requiring reporting and record keeping of various transactions. All PayPal transactions are recorded and documented, and PayPal believes it has appropriate processes in place for compliance with these regulations. Although FinCEN recently issued some guidance regarding the application of its regulations, such guidance is not specific to Internet payment services. Even if PayPal complies with these requirements, federal and state law enforcement agencies could seize customer funds in PayPal accounts that are traceable to suspected criminal activities. The USA Patriot Act has also increased the civil and criminal penalties for money laundering violations to an amount not less than two times the amount of the transactions in question, up to a maximum of $1.0 million per occurrence.

      The FinCEN regulations require money services businesses, such as PayPal’s business, to register with the Treasury Department, to report suspicious transactions involving a payment or series of related payments of $2,000 or more and to obtain and keep more detailed records on the senders and recipients in transfers of $3,000 or more. PayPal has filed for registration with the Treasury Department and has commenced filing suspicious activity reports. During the year ended December 31, 2001 and the six months ended June 30, 2002, 0.1% and 0.002% of PayPal’s transactions and 7.3% and 7.2% of the volume of payments PayPal processed represented transactions of $2,000 or more. PayPal has developed and deployed, and continues to develop, systems and procedures to comply with these regulations. Under the USA Patriot Act and implementing regulations adopted in April 2002, PayPal is required to adopt and implement an anti money-laundering program by no later than July 24, 2002 that includes, at a minimum:

•	the development of written policies, procedures, and controls (including those related to customer identification);

•	the designation of a compliance officer;

•	training for employees; and

•	a regular independent review of the program.

      PayPal has adopted a program to comply with these regulations, but any errors or failure to implement the program properly could lead to a lawsuit, administrative action, fine and/or prosecution by the government. In addition, future regulation in this area is likely, and PayPal cannot predict how such regulation would affect it. Complying with such regulation could be expensive or require PayPal to change the way it operates its business.

      Under the USA Patriot Act, the Secretary of the Treasury is directed to enact regulations, by no later than October 26, 2002, setting forth minimum standards for financial institutions to determine the identity of their customers in connection with the opening of an account. The regulations will, at a minimum, require financial institutions to implement reasonable procedures for:

•	verifying the identity of any person seeking to open an account to the extent reasonable and practicable;

•	maintaining records of the information used to verify a person’s identity, including name, address, and other identifying information; and

•	consulting lists of known or suspected terrorists or terrorist organizations provided by U.S. government agencies to determine whether a person seeking to open an account appears on any such list.

      PayPal has procedures in place to confirm the identity of persons who open a PayPal account, to maintain records of the information used, and to consult lists of known or suspected terrorists or terrorist organizations prior to opening an account. The regulations to be adopted by the Secretary of the Treasury may require PayPal to revise these procedures or adopt additional procedures. PayPal could be required to learn more about its customers before opening an account, to obtain additional verification of international customers, or to monitor its customers’ activities more closely. PayPal will not be able to evaluate the potential impact of the new law until these regulations are proposed.

PayPal Money Market Fund

      The PayPal Money Market Fund is a series of PayPal Funds, a Delaware business trust registered with the Securities and Exchange Commission as an open-end investment company. The PayPal Funds are governed by a Board of Trustees. The investment adviser and transfer agent for the Fund is PayPal Asset Management, Inc., or PAMI, a wholly-owned subsidiary of PayPal, Inc. For its services, PAMI is paid a fee by PayPal Funds, although PayPal is currently waiving the fee. The Fund currently pursues its investment objectives by investing all of its assets in a Money Market Master Portfolio advised by Barclays Global Fund Advisors.

      PayPal’s website offers its customers the opportunity to invest in shares of the PayPal Money Market Fund. In most cases, only a registered broker-dealer is legally permitted to solicit for purchases of securities, such as the shares of this Fund, or otherwise to facilitate securities transactions. PayPal has engaged an independent registered broker-dealer, Funds Distributor Inc., to offer shares of the PayPal Money Market Fund. Funds Distributor Inc. also provides various other services that otherwise could subject PayPal to broker-dealer regulation if it performed them without the involvement of a registered broker-dealer. If PayPal no longer were able to retain the services of a broker-dealer or if a regulatory authority decides to take action against PayPal because its activities include those required to be performed by a registered broker-dealer, notwithstanding its use of an independent registered broker-dealer, PayPal might not be able to offer its customers the PayPal Money Market Fund, and PayPal could be subject to criminal and civil penalties and adverse publicity. Regulatory authorities in Idaho believe that PayPal may be subject to registration in Idaho as a broker-dealer because PayPal offers its customers the opportunity to invest in shares of the PayPal Money Market Fund through its website. PayPal has submitted a response to Idaho stating the reasons it believes it is not acting as a broker-dealer, but PayPal cannot give any assurances that the Idaho authorities will reach a favorable conclusion. As a result, PayPal may not be able to offer this option to its customers residing in Idaho and may be subject to penalties.

      PAMI is registered with the Securities and Exchange Commission as a transfer agent and investment adviser. As a result, it is required to comply with detailed regulations intended to ensure, among other things, that the assets of the Money Market Fund are invested only in securities consistent with the investment criteria of the Fund. PayPal believes that it has appropriate experienced personnel and processes in place for compliance with these requirements and also has subcontracted some administrative services to a company with expertise in mutual fund administration.

Employees

      As of June 30, 2002, PayPal had 776 full-time employees: 231 at its Mountain View, California corporate headquarters, 543 at its operations and customer service center in Omaha, Nebraska, and two at its business development office in London. None of PayPal’s employees is represented by collective bargaining agreements. PayPal has not experienced any work stoppages and believes its relationship with its employees to be good.

Facilities

      PayPal leases its corporate headquarters in Mountain View, California, which consist of 50,000 square feet. PayPal leases its customer service and operations facilities in Omaha, Nebraska, which consist of 46,000 square feet. PayPal also leases a 1,400 square foot office in London, England. In May 2002, PayPal entered into an agreement to purchase approximately 22 acres of land near Omaha, Nebraska, for approximately $3.7 million. Escrow closed on that land on July 18, 2002. Also in May 2002, conditioned on the successful closing of the land purchase, PayPal entered into an agreement to have a building constructed on this land at a cost of approximately $12.7 million. This 115,200 square foot facility will serve as PayPal’s primary customer service and operations center, and the expected date of occupation is March 2003. PayPal believes the above facilities will suffice for its currently anticipated future needs.

Legal Proceedings

Legal Proceedings Regarding the Merger

      See “The Merger — Litigation Related to the Merger” beginning on page 81 for a description of pending litigation that has been brought against PayPal and its directors regarding the merger with eBay.

Patent Litigation

      See “— Business — Intellectual Property — Patent Litigation; Third Party License Demand” for a description of pending litigation that has been brought against PayPal and for descriptions of other claims of patent infringement by third parties.

Class Action Litigation

      As part of its program to reduce fraud losses, PayPal may temporarily restrict the ability of customers to withdraw their funds if those funds or their account activity are identified by PayPal’s anti-fraud models as suspicious. On February 21, 2002, PayPal was served with a lawsuit, Kamdar et al. v. PayPal, Inc., filed in Superior Court of the State of California in Santa Clara County. This suit was filed on behalf of a purported class of all users whose accounts have been restricted by PayPal. The suit claims that PayPal has restricted funds or user accounts in a manner that breaches its User Agreement provisions on account restrictions, that constitutes an unlawful, unfair or fraudulent business practice under California law, and that constitutes a conversion of the users’ funds. The plaintiffs seek an order awarding (1) actual and compensatory damages, (2) restitution or other equitable relief, (3) punitive damages as to any conversion of users’ funds, (4) an injunction preventing PayPal from continuing to convert funds or to engage in the alleged unlawful, unfair or fraudulent practices regarding account restrictions, (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest, and (6) such other relief as the court may deem proper. PayPal believes its policies and procedures regarding account restrictions are appropriate and are an important part of its risk management system. On March 18, 2002, PayPal removed the case from Superior Court in Santa Clara County to the United States District Court for the Northern District of California. On April 1, 2002, plaintiffs filed a motion to remand the case back to Superior Court. On June 11, 2002, PayPal’s counsel received notice of dismissal of this lawsuit, which was dismissed in connection with the filing of the Lee lawsuit described below.

      A separate lawsuit, Lee et al. v. PayPal, Inc., was filed in Superior Court of the State of California in Santa Clara County on June 6, 2002. The plaintiffs in this action share the same counsel as the plaintiffs in the Kamdar action. The Lee action was filed on behalf of a purported class of all persons who hold or held PayPal accounts (a) that PayPal restricted in their entirety, even though suspected frauds only implicate a portion of the funds in the accounts; (b) that PayPal restricted without any reasonable ground to suspect user fraud or other justifiable basis; or (c) from which PayPal deducted funds without justification, without completing an investigation, or without providing the user with the written results of the investigation within three business days of completing the investigation. Like the Kamdar action, this complaint claims that PayPal has restricted funds or user accounts in a manner that breaches its User Agreement provisions on account restrictions, that constitutes an unlawful, unfair or fraudulent business practice under California law, and that constitutes a conversion of the users’ funds. The plaintiffs seek an order awarding (1) actual and compensatory damages; (2) restitution or other equitable relief; (3) punitive damages; (4) an injunction preventing PayPal from continuing to convert funds or to engage in the alleged unlawful, unfair or fraudulent practices regarding account restrictions; (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest; and (6) such other relief as the court may deem proper.

      Also in June 2002, a separate class action Resnick et al. v. PayPal, Inc., was filed in the U.S. District Court for the Northern District of California, San Jose Division. This suit was filed on behalf of a purported class of all customers who use their PayPal account primarily for personal, family or household purposes. The plaintiffs in this action share the same counsel as the plaintiffs in the Kamdar and Lee actions. The Resnick suit alleges that PayPal has violated the Electronic Fund Transfer Act. The plaintiffs seek an order awarding (1) actual and compensatory damages; (2) restitution and other equitable relief as the court deems proper; (3) treble damages and penalties under the Electronic Fund Transfer Act; (4) an injunction preventing PayPal from continuing to convert the remaining funds in the plaintiffs’ accounts; (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest, and (6) such other relief as the court may deem just and proper.

      On March 12, 2002, a separate lawsuit, Fawcett et al.v. PayPal, Inc. (now known as Comb et al. v. PayPal, Inc.), was filed in United States District Court for the Northern District of California, San Jose Division. This suit was filed on behalf of a purported class of all persons who, at any time since the launch of the PayPal service in October 1999, have opened an account with PayPal or had money electronically transferred from or to an account with another financial institution in connection with a PayPal transaction. The suit claims that PayPal has (1) violated the Electronic Fund Transfer Act by, among other things, failing to conduct a good faith and timely investigation of errors reported by customers, failing to provisionally credit amounts alleged to be in error within ten business days, and failing to provide a telephone number and address readily available to the consumer for reporting unauthorized transactions; (2) converted funds of class members to its own use through unlawful conduct; (3) transferred or retained from class members monies that it had no right to retain; (4) unjustly retained monies belonging to the class members; and (5) been negligent in not making dispute resolution information readily available for customers, making it difficult for customers to resolve disputes with it in an efficient and appropriate manner, and failing to establish and maintain adequate procedures concerning the transfer of funds. The suit also claims that the above alleged actions constitute unlawful, unfair, fraudulent and deceptive business practices under California law. On May 1, 2002, the plaintiffs filed an amended complaint, dropping one of the three named plaintiffs and adding causes of action under the California Consumers Legal Remedies Act. On May 10, 2002, the plaintiffs filed a motion for certification of their proposed plaintiff class.

      The plaintiffs seek an order (1) declaring that PayPal has violated the Electronic Fund Transfer Act; (2) awarding statutory damages under the Electronic Fund Transfer Act, which include actual damages, an award up to the lesser of $500,000 or 1 percent of PayPal’s net worth, and the plaintiffs’ costs and attorney’s fees; (3) awarding treble damages and punitive damages; (4) awarding compensatory damages with interest; (5) awarding restitution of all monies that PayPal wrongfully acquired from the class members and the general public; (6) awarding pre-judgment and post-judgment interest; (7) imposing a constructive trust upon any and all monies and assets PayPal has wrongfully acquired from the class members; (8) declaring the arbitration provision in the PayPal User Agreement unenforceable; (9) awarding equitable and declaratory relief, including an injunction preventing PayPal from continuing to engage in the alleged wrongful conduct, requiring PayPal to return any gains from wrongful conduct, and requiring PayPal to make corrective disclosures to customers; and (10) awarding such other relief as the court may find proper.

      PayPal believes it has meritorious defenses to these lawsuits and will contest the suits vigorously. However, the ultimate resolution of these matters could have a material adverse effect on PayPal’s financial condition and results of operations. Even if PayPal prevails, the litigation could be expensive to defend and could require significant amounts of management time and the diversion of significant operational resources.

Attorney General of the State of New York Inquiry

      On July 9, 2002, PayPal was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, PayPal’s transactions with merchants involved in online gambling activities. The stated purpose of the subpoena is to assist the Attorney General in determining whether an action or proceeding should be instituted against PayPal. On July 25, 2002, PayPal met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and PayPal are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against PayPal by the Attorney General. PayPal intends to continue to cooperate fully with the Attorney General in this matter.

United States Attorney for the Eastern District of Missouri

      PayPal has received two federal grand jury subpoenas issued at the request of the United States Attorney for the Eastern District of Missouri. The subpoenas seek the production of documents related to online gambling activities. PayPal intends to cooperate fully with the United States Attorney’s office in this matter.

Management of PayPal

Executive Officers and Key Employees

      A list of executive officers and key employees of PayPal, as of July 31, 2002, follows:

Name	Age	Position

Peter A. Thiel	34	Chief Executive Officer, President and Chairman of the Board of Directors
Max R. Levchin	27	Chief Technology Officer and Director
David O. Sacks	30	Chief Operating Officer
Reid G. Hoffman	34	Executive Vice President
Roelof F. Botha	28	Chief Financial Officer
Jack R. Selby	28	Senior Vice President, Corporate Development
James E. Templeton	28	Senior Vice President
Ryan D. Downs	33	Senior Vice President, Operations
Todd R. Pearson	38	Senior Vice President, Financial Services
Sandeep Lal	43	Senior Vice President, International
John D. Muller	40	General Counsel and Secretary

      Peter A. Thiel has served as PayPal’s Chief Executive Officer and President since September 2000 and as Chairman of its board of directors since May 2000. Mr. Thiel has served on PayPal’s board of directors since March 2000. Mr. Thiel co-founded Confinity, Inc. in December 1998 and served as the Chief Executive Officer and Chairman through March 2000. Since September 1996, Mr. Thiel has been the managing member of Thiel Capital Management, LLC. Previously, Mr. Thiel traded derivatives for CS Financial Products and practiced securities law with Sullivan & Cromwell. Mr. Thiel received a B.A. in Philosophy from Stanford University in 1989 and a J.D. from Stanford Law School in 1992.

      Max R. Levchin has served as PayPal’s Chief Technology Officer and as a director since March 2000. Mr. Levchin co-founded Confinity Inc. in December 1998, and served as the Chief Technology Officer and a Director through March 2000. Mr. Levchin founded NetMeridian Software, a developer of early palm-top security applications, in January 1996, and served as CEO from January 1996 to December 1998. Previously, Mr. Levchin co-founded SponsorNet, a web advertising service, where he led the company’s engineering efforts. Mr. Levchin received a B.S. in Computer Science from the University of Illinois, Urbana-Champaign in 1997.

      David O. Sacks has served as PayPal’s Chief Operating Officer since March 2002. Mr. Sacks joined PayPal in November 1999 and served in a variety of positions, most recently as Executive Vice President of Product. Mr. Sacks worked as a management consultant for McKinsey & Company where he focused on the telecommunications and financial services industries from January 1999 to November 1999. Mr. Sacks received a B.A. in Economics from Stanford University in 1994 and a J.D. from the University of Chicago Law School in 1998.

      Reid G. Hoffman has served as PayPal’s Executive Vice President since March 2002. Mr. Hoffman joined PayPal in January 2000 and served in a variety of positions, most recently as Executive Vice President of Business Development. Previously, Mr. Hoffman served as a director of Confinity, Inc. from December 1998 to January 2000. Mr. Hoffman co-founded Socialnet.com, an Internet community service company, in August 1997, and served in various capacities from August 1997 to January 2000. Mr. Hoffman worked in product development for Fujitsu from February 1996 to July 1997. Previously, Mr. Hoffman worked in human interface design at Apple Computer. Mr. Hoffman received a B.S. in Symbolic Systems from Stanford University in 1990 and an M.S. in Philosophy from Oxford University in 1993.

      Roelof F. Botha has served as PayPal’s Chief Financial Officer since August 2001. Mr. Botha joined the company in March 2000 and served in a variety of positions, most recently as Vice President of

Financial & Risk Management. Mr. Botha worked as a management consultant for McKinsey & Company from August 1996 to July 1998. Mr. Botha, a certified actuary, became a Fellow of the Faculty of Actuaries in 1996, and received a B.S. in Actuarial Science, Economics, and Statistics from the University of Cape Town in 1994 and an M.B.A. from Stanford Business School in 2000.

      Jack R. Selby has served as PayPal’s Senior Vice President of Corporate Development since October 2000. Mr. Selby joined PayPal in August 1999 and served in a variety of positions, most recently as the Vice President of Corporate and International Development. Mr. Selby raised capital for a variety of alternative investments at Sasco Hill Securities from June 1998 to June 1999. Mr. Selby worked in a variety of roles at Gesellschaft für Trendanalysen, a financial consulting firm, from May 1996 to May 1998. Mr. Selby received a B.A. in Economics from Hamilton College in 1996.

      James E. Templeton has served as PayPal’s Senior Vice President since March 2002. Mr. Templeton joined PayPal in June 1999 and served in a variety of positions, most recently as Senior Vice President of Systems. Mr. Templeton served as an independent consultant in the sale of a retail business, The Manor House, from June 1998 to February 1999. Mr. Templeton invested in high-technology stocks from October 1996 to May 1998 and consulted for Double Impact, an Internet consulting firm, from August 1997 to September 1997. Mr. Templeton received a B.S. in Physics from Bates College in 1996.

      Ryan D. Downs has served as PayPal’s Senior Vice President of Operations since May 2002. Mr. Downs joined PayPal in December 2001 as Vice President of Operations. From June 2000 to December 2001, Mr. Downs served as Chief Executive Officer for eTopia Technologies, Inc., an Omaha-based IT consulting firm. Before that, Mr. Downs was a partner at Bartlit Beck Herman Palenchar & Scott of Denver, Colorado, where he specialized in complex commercial litigation. Mr. Downs earned a B.S. in Agricultural Sciences in 1991 from the University of Nebraska-Lincoln and a J.D. from Harvard Law School in 1994.

      Todd R. Pearson has served as PayPal’s Senior Vice President of Financial Services since December 2000. Mr. Pearson joined the company in January 2000 and served in a variety of positions, most recently as Vice President of Cards and Risk Policy. Mr. Pearson worked as a strategy consultant at Andersen Consulting from October 1998 to January 2000 and as a management consultant at Edgar, Dunn & Company in the U.S. and UK, focusing on the payments industry, from 1987 to September 1997. Mr. Pearson received a B.A. in History from the University of California, Berkeley in 1987 and an M.B.A. from the London Business School in 1998.

      Sandeep Lal has served as PayPal’s Senior Vice President of International since June 2001. Mr. Lal joined PayPal in March 2000 and served in a variety of positions, most recently as Senior Vice President of Customer Service and Operations. Previously, Mr. Lal worked in a number of roles at Citibank, N.A., which he joined in 1982. Most recently, Mr. Lal led trading and financial market operations for 12 countries in Asia from November 1996 to February 2000. Mr. Lal also led the derivatives operations for Citibank’s New York office from 1995 to November 1996. Previously, Mr. Lal headed Citibank’s retail banking operations and customer service group in Japan. Mr. Lal received a B.A. in Economics from Delhi University in 1978 and an M.B.A. from the University of Michigan in 1981.

      John D. Muller has served as PayPal’s General Counsel since October 2000 and as its Secretary since December 2000. Prior to joining PayPal, Mr. Muller was a partner at the law firm of Brobeck, Phleger & Harrison, specializing in finance and regulatory compliance, from March 1996 to October 2000. Previously, Mr. Muller practiced law at Shawmut National Corporation, a multi-state bank holding company, and at the law firm of Gibson, Dunn & Crutcher. Mr. Muller serves as the Co-Chair of the American Bar Association Joint Subcommittee on Electronic Financial Services and served as the chair of the California Bar Association Financial Institutions Committee from October 1999 to September 2000. Mr. Muller received a B.A. in English from the University of Virginia in 1983 and a J.D. from Harvard Law School in 1986.

Executive Compensation of PayPal

      The following table sets forth all compensation paid by PayPal during the fiscal years ended December 31, 2000 and 2001 to (i) its Chief Executive Officer and (ii) its four most highly compensated officers whose total annual salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2000 and 2001. It also includes two individuals who acted as CEO during the year ended December 31, 2000 and one individual who would have been one of the most highly compensated except that he was not serving as an executive officer as of December 31, 2000. These executives are referred to as the named executive officers elsewhere in this section of the proxy statement/ prospectus.

Summary Compensation Table

				Long-Term
		Annual		Compensation
		Compensation
				Restricted Stock	Securities	All Other
Name and Principal Position	Year	Salary	Bonus	Awards(7)(8)	Underlying Options	Compensation

Peter A. Thiel(1)	2000	$147,084	—	—	—	—
Chief Executive Officer and President	2001	$208,333	—	$0	—	—
Max R. Levchin	2000	$153,125	—	—	—	—
Chief Technology Officer	2001	$178,167	—	—	450,000	—
David O. Sacks	2001	$160,000	$10,000	—	—	—
Chief Operation Officer
Reid G. Hoffman(2)	2000	$147,694	—	—	353,614	—
Executive Vice President	2001	$159,000	$10,000	—	300,000	—
Roelof F. Botha	2001	$162,612	—	—	25,000	—
Chief Financial Officer
Todd R. Pearson(3)	2000	$110,493	$35,000	—	75,000	—
Senior Vice President, Financial Services	2001	$147,001	—	—	25,000	—
Bill H. Harris(4)	2000	$78,125	—	—	—	—
former Chief Executive Officer
Elon R. Musk(5)	2000	$163,825	—	—	—	—
former Chief Executive Officer
H. David Johnson(6)	2000	$153,594	—	—
former Chief Financial Officer	2001	$100,818	—	—	—	$75,000

(1)	Mr. Thiel has served as PayPal’s Chief Executive Officer and President since September 2000.

(2)	Mr. Hoffman’s options granted in 2001 were cancelled in connection with his participation in the liquidity program described in “PayPal’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations of PayPal — Operating Expenses — Non-cash Stock-based Compensation.”

(3)	Mr. Pearson received a hiring bonus of $35,000 in 2000 and receives an annual medical allowance of $6,000.

(4)	Mr. Harris served as PayPal’s Chief Executive Officer from December 1999 to May 2000.

(5)	Mr. Musk served as PayPal’s Chief Executive Officer from May 2000 through September 2000.

(6)	Mr. Johnson served as PayPal’s Senior Vice President of Financial Services from March 2000 to August 2000 and Chief Financial Officer from August 2000 to August 2001, and received a payment of $75,000 in connection with his termination of employment.

(7)	PayPal issued 1,125,000 shares of restricted stock to Mr. Thiel in 2001. Mr. Thiel’s shares will be released from PayPal’s repurchase option in equal amounts over the 48 month period beginning January 1, 2001. PayPal has the right to repurchase Mr. Thiel’s unvested shares in the event of termination of Mr. Thiel’s employment.

(8)	The total number of restricted shares, including shares held as a result of early exercise of options, held by each named executive officer and subject to PayPal’s repurchase option as of the end of the 2001 fiscal year, and the aggregate value of those shares at such time less any consideration paid for them, was as follows: Mr. Thiel, 1,221,076 shares valued at $6,324,609; Mr. Levchin, 822,138 shares valued at $4,392,084; Mr. Sacks, 222,619 shares valued at $1,149,962; Mr. Hoffman, 14,733 shares valued at $84,025; Mr. Botha, 36,984 shares valued at $177,524; and Mr. Pearson, 67,189 shares valued at $322,508.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options PayPal granted during the fiscal year ended December 31, 2001 to the named executive officers. PayPal granted options to purchase common stock equal to a total of 3,066,926 shares during 2001. Potential realizable values are net of exercise price before taxes, and are based on the assumption that PayPal’s common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect PayPal’s projection or estimate of future stock price growth.

		Individual Grants
					Potential Realizable
		Percent of Total			Value at Assumed
		Options Granted			Annual Rates of Stock
	Number of	to Employees			Price Appreciation for
	Securities	During the Fiscal			Option Term
	Underlying	Year Ended	Exercise Price	Expiration
Name	Options Granted	December 31, 2001	Per Share	Date	5%	10%

Peter A. Thiel	—	—	—	—	—	—
Max R. Levchin	450,000	14.67%	$1.20	10/16/2011	$339,603	$860,621
David O. Sacks	—	—	—	—	—
Reid G. Hoffman(1)	300,000	9.78%	$1.20	2/13/2011	$226,402	$573,747
Roelof F. Botha	25,000	.82%	$1.20	2/13/2011	$18,867	$47,812
Todd R. Pearson	25,000	.82%	$1.20	2/13/2011	$18,867	$47,812
Bill H. Harris	—	—	—	—	—	—
Elon R. Musk	—	—	—	—	—	—
H. David Johnson	—	—	—	—	—	—

(1)	Mr. Hoffman’s options granted in 2001 were cancelled in connection with his participation in the liquidity program described in “PayPal’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations of PayPal — Operating Expenses — Non-cash Stock-based Compensation.”

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table sets forth information on options exercised by the named executive officers during the fiscal year ended December 31, 2001 and on unexercised options to purchase PayPal’s common stock granted to the named executive officers and held by them as of December 31, 2001.

Number of
Securities
			Underlying		Value of Unexercised
			Unexercised		In-The-Money
			Options at		Options at
			December 31,		December 31,
			2001		2001(2)
	Shares Acquired	Value
Name	on Exercise	Realized(1)	Vested	Unvested	Vested	Unvested

Peter A. Thiel	—	—	—	—	—	—
Max R. Levchin	450,000	$0	—	—	—	—
David O. Sacks	225,000	$0	—	—	—	—
Reid G. Hoffman	—	—	—	—	—	—
Roelof F. Botha	84,893	$0	—	40,107	—	$192,514
Todd R. Pearson	100,000	$40,000	—	—	—	—
Bill H. Harris	—	—	—	—	—	—
Elon R. Musk	—	—	—	—	—	—
H. David Johnson	—	—	—	—	—	—

(1)	Value realized is the difference between exercise price and market price at the time of exercise.

(2)	There was no public trading market for PayPal’s common stock as of December 31, 2001. Accordingly, these values have been calculated based on PayPal’s board of directors’ determination of the fair market value of the underlying shares as of December 31, 2001 of $6.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Other Transactions

      In December 1998, Thiel Capital International, LLC issued a bridge loan to Confinity in the amount of $100,000, bearing interest at a rate of 4.3% compounded annually. Peter A. Thiel, PayPal’s Chief Executive Officer and President, is the Managing Member of Thiel Capital Management, LLC, which is the Managing Member of Thiel Capital International, LLC. In 1999, the entire amount of the bridge loan was converted into 500,000 shares of Confinity Series A Preferred Stock. These shares were transferred by Thiel Capital International in 1999 and 2000 in private transactions not involving Confinity or X.com, and were converted to 1,010,327 shares of PayPal’s Series AA Preferred Stock. These shares converted into 252,582 shares of PayPal’s common stock in February 2002 upon the consummation of its initial public offering.

      PayPal has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

PayPal Management’s Discussion and Analysis of Financial Conditions and

Results of Operations of PayPal

      You should read the following commentary in conjunction with the “Selected Consolidated Financial Data of PayPal” and PayPal’s consolidated financial statements and the related notes contained elsewhere in this proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. PayPal’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

      PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. PayPal’s network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. PayPal currently offers its account-based system to users in 38 countries including the U.S. The PayPal product launched in October 1999; as of June 30, 2002, PayPal’s network had grown to include 14.1 million personal accounts and 3.7 million business accounts. During the six months ended June 30, 2002, 2.1 million of PayPal’s accounts received at least one payment and 7.3 million of its accounts sent at least one payment. For the same period, the number of unique accounts that sent or received at least one payment amounted to 7.7 million. For the six months ended June 30, 2002, 7.2 million, or 93.1%, of these accounts, which include both personal and business accounts, sent or received a payment that resulted in a fee. For the six months ended June 30, 2002:

•	PayPal processed an average of 306,000 payments per day totaling $17.0 million in average daily volume;

•	PayPal’s Gross Merchant Sales, or GMS, totaled $2.76 billion;

•	PayPal’s transaction and other fees equaled $102.1 million, or 3.3% of total payment volume, compared to its transaction processing expenses of $35.3 million, or 1.1% of total payment volume; and

•	PayPal’s total accounts grew by an average of 28,000 per day at an average total marketing expense of $0.53 per new account, which includes an average promotional bonus cost of $0.09 per new account. Due to seasonal fluctuations and consistent with PayPal’s experience in 2001, the average number of accounts added per day during the three months ended June 30, 2002 decreased as compared to the three months ended March 31, 2002.

      PayPal earns revenues from two sources: transaction and other fees, and interest on funds held for others. Transaction and other fees — which include fees on GMS, international fees, and debit card fees — comprised 99.5% of PayPal’s revenues for the six months ended June 30, 2002. Towards the end of the first quarter of 2002, PayPal began charging an additional fee to recipients of cross-border payments rather than charging fees to international senders.

      For the six months ended June 30, 2002, PayPal’s net income totaled $1.8 million. Excluding non-cash expenses of $14.4 million related to amortization of intangibles and stock-based compensation and non-recurring charges, PayPal’s net income amounted to $16.2 million. From its inception, March 8, 1999, through June 30, 2002, PayPal’s net loss totaled $280.2 million. Excluding non-cash expenses of $162.0 million related to amortization of intangibles, stock-based compensation and non-recurring charges, PayPal’s net loss amounted to $118.2 million.

          Merger between X.com Corporation and Confinity, Inc.

      PayPal incorporated as X.com Corporation in March 1999 and intended to provide Internet banking services to its customers. Confinity, Inc. incorporated in California in December 1998. Through Confinity’s product, users could send money to anyone with an email address. On March 30, 2000, X.com merged with Confinity. As of the date of the merger, Confinity had accumulated net losses since inception of $18.3 million: $15.6 million for the period ended March 30, 2000 and $2.7 million for the year ended December 31, 1999. Under the terms of the agreement, as part of the purchase price paid, X.com issued 6,372,369 shares of common stock and 5,051,627 shares of Series AA, 24,247,842 shares of Series BB, and 18,522,653 shares of Series CC, mandatorily redeemable preferred stock, in exchange for all of the outstanding common and mandatorily redeemable preferred stock of Confinity. Each share of mandatorily redeemable convertible preferred stock was convertible into 0.25 shares of common stock, had voting rights equal to the shares of common stock into which it converts, and was entitled to receive when, and if, declared by X.com’s board of directors, dividends at the rate of $0.0049 per share of Series AA, $0.0093 per share of Series BB, $0.0297 per share of Series CC, respectively, per year, payable in preference to any payment of any dividend on common stock. All the shares of mandatorily redeemable convertible preferred stock automatically converted into shares of common stock at the time of PayPal’s initial public offering. In accordance with APB 16, X.com determined the fair value of each of the securities issued in the acquisition. The fair values were determined using a valuation model which valued each security by assessing its characteristics with reference to the most recent financing with a third party. The valuation methodology determines the relative value of each class of stock as a function of the fair value of the total assets (as opposed to the book value) of the enterprise available for distribution to the holders of the various classes of equity. For this purpose, X.com used the Series C preferred stock financing which was issued in an arms-length transaction ($2.75 per share; total proceeds of $100.0 million), which also closed in March 2000, on the day following the acquisition. As such, the difference in the liquidation values of each series of preferred stock was the primary factor for the differences in the value of the various series of preferred stock. The fair value of the securities issued in connection with the acquisition totaled $129.7 million based on the following per share values: common stock at $1.51, Series AA at $1.53, Series BB at $1.54, and Series CC at $1.63. The value of warrants and options issued in connection with the acquisition totaled $15.6 million. X.com was deemed to be the surviving entity as it had the majority of the outstanding voting interest and the fully diluted interest immediately following the merger. The former stockholders of Confinity owned approximately 46.5% of X.com’s total outstanding voting interest immediately following the merger. Peter Thiel, PayPal’s current Chief Executive Officer, President and Chairman, was Chief Executive Officer and Chairman of Confinity at the time of the merger, but left shortly thereafter. Mr. Thiel rejoined the company as Chief Executive Officer in September 2000. Max Levchin, PayPal’s current Chief Technology Officer and a member of its board of directors, was Chief Technology Officer and a member of the board of directors of Confinity at the time of the merger.

      X.com formally changed its name to PayPal, Inc. in February 2001. PayPal accounted for the merger under the purchase accounting method. In accordance with APB 16, the cost to acquire Confinity was allocated among the identifiable tangible and intangible assets acquired and liabilities assumed based on the fair market value of those assets at the date of acquisition. The excess of the purchase price and assumed liabilities over the fair value of the net assets acquired is included in goodwill and other intangible assets and PayPal amortizes using the straight-line method over a two-year period. PayPal based the fair value of the stock consideration paid upon an arms-length third party equity round that closed concurrently with the acquisition.

      The following table shows the allocation of the purchase price of $129.7 million:

Net liabilities assumed	$(1.6)
Goodwill	123.6
Purchased technology	0.6
Customer base	6.3
Assembled workforce	0.8

Total	$129.7

      By October 2000, PayPal decided to focus its efforts on the PayPal product and to discontinue its Internet banking operations. Amortization expenses relating to the goodwill and other intangible assets totaled $49.3 million during the year ended December 31, 2000, and $65.7 million for the year ended December 31, 2001. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $0.6 million to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6.3 million and $0.8 million, respectively, being capitalized and amortized over two years.

      In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, PayPal no longer amortizes goodwill and other intangibles with an indefinite useful life, but will test at least annually for impairment. PayPal adopted SFAS No. 142 on January 1, 2002. See Note 8 to the consolidated financial statements for disclosure.

Termination of Internet Banking Service Agreement

      In November 1999, PayPal entered into a series of agreements with Community Bankshares, Inc., or CBI. Under the first agreement, PayPal agreed to purchase CBI’s wholly-owned subsidiary, First Western National Bank, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking arrangement under which PayPal would solicit customers to apply for First Western accounts and the customers would use PayPal’s software programs to utilize Internet banking services from First Western. PayPal agreed to reimburse CBI and First Western for their costs incurred in providing the First Western accounts. In December 2000, PayPal discontinued its Internet banking services and terminated the stock purchase agreement with CBI. In December 2000, in accordance with the original agreement, PayPal paid CBI a termination fee of $1.0 million and reimbursed CBI an additional $1.0 million for the net losses resulting from the Internet banking operations.

Sources of Revenue

      PayPal currently earns revenues from two sources: transaction and other fees, and interest on funds held for others. The following tables present these revenue sources for the quarters indicated in both absolute dollars and as a percentage of total revenues. Due to rounding, totals may not sum to exactly 100%.

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands)

	(unaudited)
Fees on Gross Merchant Sales	$—	$—	$—	$6,212	$11,476	$16,051	$24,756	$33,539	$40,623	$45,506
International fees	—	—	—	313	996	1,739	2,453	3,255	4,136	3,969
Debit card fees, gross	—	—	—	—	54	721	2,044	2,800	3,120	3,704
Debit card cash-back	—	—	—	—	—	(316)	(1,014)	(1,343)	(1,562)	(1,848)
Other transaction fees	—	—	—	22	359	549	759	1,074	2,016	2,398

Transaction and other fees	—	—	—	6,547	12,885	18,744	28,998	39,325	48,333	53,729
Interest on funds held for others	—	240	727	1,079	1,143	920	955	745	428	43
Service agreement revenues	1,186	1,886	529	337	—	—	—	—	—	—

Total revenues	$1,186	$2,126	$1,256	$7,963	$14,028	$19,664	$29,953	$40,070	$48,761	$53,772

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(unaudited)
Fees on Gross Merchant Sales	—%	—%	—%	78.0%	81.8%	81.6%	82.7%	83.7%	83.3%	84.6%
International fees	—	—	—	3.9	7.1	8.8	8.2	8.1	8.5	7.4
Debit card fees, gross	—	—	—	—	0.4	3.7	6.8	7.0	6.4	6.8
Debit card cash-back	—	—	—	—	—	(1.6)%	(3.4)%	(3.4)%	(3.2)	(3.4)
Other transaction fees	—	—	—	0.3	2.6	2.8	2.5	2.7	4.1	4.5
Transaction and other fees	—	—	—	82.2	91.9	95.3	96.8	98.1	99.1	99.9
Interest on funds held for others	—	11.3	57.9	13.6	8.1	4.7	3.2	1.9	0.9	0.1
Service agreement revenues	100.0	88.7	42.1	4.2	—	—	—	—	—	—

Total revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Transaction and Other Fees

      PayPal recognizes revenue from transaction and other fees when the transaction completes and no further obligations exist.

      Fees on Gross Merchant Sales. PayPal generates revenue primarily from transaction fees on the total dollar volume of payments made to all domestic and international business accounts. PayPal refers to this dollar volume as Gross Merchant Sales, or GMS. PayPal charges these transaction fees only to the payment recipient and not to the sender.

      For the six months ended June 30, 2002, PayPal charged business accounts a weighted average fee of 3.1% of GMS. For the six months ended June 30, 2001, PayPal charged business accounts a weighted average of 2.3% of GMS. The increase in PayPal’s weighted average GMS fee rate reflects price adjustments and increases effected during 2001. PayPal does not charge transaction fees to personal accounts on payments it receives. During the six months ended June 30, 2002, PayPal processed a total of 55.3 million payments of an average size of $56 per payment and a total of 51.5 million GMS payments of an average size of $54 per payment. During the six months ended June 30, 2001, PayPal processed a total of 28.6 million payments at an average size of $49 per payment and a total of 24.3 million GMS payments at an average size of $50 per payment.

      PayPal automatically deducts the GMS transaction fees from all payments received by business accounts. Thus, PayPal does not need to bill or collect from its customers and it has no accounts receivable from GMS transaction fees. The majority of PayPal’s business accounts currently pay its standard rate of 2.9% of GMS plus $0.30 for each payment received. As it has grown its customer base and has added features to its product, PayPal has increased the prices charged to business accounts with no noticeable decline in volume.

      International Fees. Toward the end of the first quarter of 2002, PayPal began charging an additional fee to U.S. and non-U.S. recipients of cross-border payments. Upon activating its new fee structure for these transactions in March 2002, PayPal ceased charging its international senders a fee for each payment funded externally; previously, this fee was 2.6% of the transaction amount plus $0.30 per payment. These cross-border fees are in addition to the GMS transaction fees paid by business account recipients of international payments. PayPal has never charged senders located in the U.S. For withdrawals, PayPal charges its international users a per item transaction fee and a markup, which consists of a currency conversion rate plus a risk spread. For the six months ended June 30, 2002, the per item transaction fee across all countries was approximately $1.00 per withdrawal and the markup was 3.1% of the withdrawal amount. During the six months ended June 30, 2002, PayPal processed a total of 3.6 million international funding and withdrawal transactions at an average size of $90 per transaction. During the six months ended June 30, 2001, PayPal processed a total of 1,033,000 international funding and withdrawal transactions at an average size of $87 per transaction. For the six months ended June 30, 2002, 21.8% of PayPal’s payment volume involved international senders or recipients. For the same period, international fees plus GMS fees and other fees collected from senders or recipients that reside outside the U.S.

accounted for 21.0% of PayPal’s total revenues. PayPal anticipates this percentage to continue to increase in the future as a result of PayPal’s development of its multi-currency platform and the addition of features that increase international access to its product. PayPal classifies as international those users who register a non-U.S. address, credit card or bank account.

      Debit Card Fees. The PayPal ATM/ debit card enables selected PayPal business customers to withdraw money from their PayPal account balances at any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. As of June 30, 2002, PayPal had 298,000 activated PayPal ATM/ debit cards. For the six months ended June 30, 2002, PayPal earned an average revenue rate of 1.7% of the transaction value from customers who used their cards to withdraw cash from ATMs or to make purchases. PayPal currently pays holders of the PayPal ATM/ debit card a 1.5% cash-back bonus on all PayPal ATM/ debit card purchases if they join the PayPal Preferred Program. This program, targeted primarily at online auction sellers, requires that users advertise PayPal as their exclusive online payment option for their auction listings. PayPal continues to evaluate this promotion and may change the bonus amounts or requirements in the future. At June 30, 2002, 62.9% of users of activated PayPal ATM/ debit cards qualified for the 1.5% cash back on PayPal ATM/ debit card purchases as participants in the PayPal Preferred Program. PayPal nets these cash back payments against PayPal ATM/debit card revenues for financial reporting purposes. For the six months ended June 30, 2002, PayPal’s weighted average fee, net of cash back payments, for PayPal ATM/ debit card purchases and withdrawals equaled 0.8%.

      Other Transaction Fees. PayPal’s U.S. customers have the option of earning income on their PayPal balances by purchasing shares of PayPal’s affiliated money market mutual fund, the PayPal Money Market Fund, or the Fund. PayPal earns investment management fees on funds customers have chosen to invest in the Fund. The Fund is managed by PayPal Asset Management, a wholly-owned subsidiary of PayPal and a Securities and Exchange Commission registered investment advisor. An independent broker-dealer distributes the Fund’s shares. The Fund’s shareholders have a corresponding amount of their money market fund balances automatically redeemed whenever they initiate PayPal payments.

      The Fund pays a variable rate of return. Prior to December 19, 2001, PayPal earned a gross annual management fee of 1.9% on the average net assets held in the Fund and waived expenses of 0.4%. As of December 19, 2001, PayPal increased the expense waiver to 1.8%. As a result, PayPal currently earns no management fee on the assets held in the Fund. PayPal can terminate or reduce the expense waiver in the future if it provides reasonable advance notice to shareholders. The Fund imposes a charge of 0.1% on the average net assets held in the Fund which is passed on to Barclays Global Fund Advisors. At June 30, 2002, approximately 436,000 of PayPal’s customers chose to invest in the Fund; the aggregate amount of customer funds invested in the Fund at this date totaled $76.8 million, representing an average balance of $176 per account. These customers’ balances accounted for 26.6% of all money held on behalf of others in the PayPal system as of that date.

      PayPal also earns revenues from other transaction-related charges, such as check withdrawal fees and domestic and international chargeback fees.

      Interest on Funds Held for Others. Customers have an available PayPal balance if they have received a payment or funded their account but have not yet elected to direct these funds elsewhere. Prior to the first quarter of 2002, PayPal invested the balances in most of its customers’ accounts in bank money market accounts, short-term money market securities and money market equivalent securities which yielded an average annual return of 3.8% during the year ended December 31, 2001. PayPal recognizes the interest income on these investments in the period in which it earns it. PayPal expects interest income to fluctuate depending on changes in short-term interest rates and its overall amount of funds held for others. Beginning in February 2002, PayPal began to deposit all U.S.-based customer funds not transferred to the Fund in FDIC-insured bank accounts. The objective of this strategy is to obtain pass-through FDIC insurance for individual PayPal users covering their available PayPal account balances. On February 15, 2002, PayPal received an advisory opinion from the FDIC in response to PayPal’s request for an opinion on the availability of pass-through FDIC insurance. This opinion concluded that pass-through FDIC insurance would be available to PayPal’s customers if PayPal (1) places pooled customer funds in bank accounts denominated “PayPal as Agent for the Benefit of its Customers” or similar caption, (2) maintains records sufficient to identify the claim of each customer in the FDIC-insured account, (3) complies with applicable recordkeeping requirements, and (4) truly operates as an agent of its customers. In connection with PayPal’s implementation of steps to establish that it is truly operating as an agent, in February 2002 PayPal transferred customer funds previously held in bank money market accounts into non-interest bearing bank accounts as discussed in more detail in “Information About PayPal — Business — Regulation — Bank Regulation.”

      In addition, most cash and investments held for the benefit of customers and the associated liabilities have been removed from PayPal’s balance sheet as of June 30, 2002. Customer cash and cash equivalents included in such off-balance sheet custodial accounts total $166.7 million as of June 30, 2002. Although it no longer will benefit from interest on U.S.-based customer funds, PayPal expects reduced expenses as a result of compensating balance arrangements.

Operating Expenses

Transaction Processing Expenses

      PayPal incurs transaction processing expenses when senders fund payments and when recipients withdraw funds.

      Senders fund PayPal payments from three sources:

•	their existing PayPal balances;

•	their bank accounts; or

•	their credit cards.

      The following table sets forth payment funding data for the periods presented:

	Year Ended
			Six Months
	Dec. 31,	Dec. 31,	Ended
	2000	2001	June 30, 2002

	(in millions, except percentages)
Existing PayPal Balances
Payment amount funded	$269.1	$783.3	$697.5
% of total payment amount sent	21.3%	22.3%	22.7%
Number of transactions funded	6.9	16.0	11.1
% of total transactions sent	24.4%	23.3%	20.1%
Bank Account Transfers
Payment amount funded	$132.4	$923.6	$934.6
% of total payment amount sent	10.5%	26.2%	30.4%
Number of transactions funded	2.6	19.5	18.8
% of total transactions sent	9.4%	28.3%	33.9%
Credit Cards
Payment amount funded	$859.8	$1,813.1	$1,443.6
% of total payment amount sent	68.2%	51.5%	46.9%
Number of transactions funded	18.7	33.4	25.4
% of total transactions sent	66.2%	48.4%	46.0%

      PayPal bears all costs of funding payments into the PayPal system. PayPal incurs no incremental cost on payments funded from existing PayPal balances. For payments funded by bank account transfer, PayPal incurs a processing cost of $0.01 per transaction. On credit card-funded payments, PayPal currently incurs a cost of 1.9% of the payment amount plus $0.15 per payment. Credit card funding costs comprise the bulk of PayPal’s funding costs and include interchange expenses, authorization and settlement expenses and fraud screen expenses. The percentage of PayPal’s total payment volume funded with credit cards has decreased as customers increasingly have chosen to fund their payments via bank account transfers.

      Recipients withdraw funds by:

•	electronic funds transfer to their bank accounts;

•	withdrawing cash at any ATM connected to the Cirrus or Maestro networks using the PayPal ATM/debit card;

•	purchasing from merchants that accept MasterCard using either the PayPal ATM/debit card or its online Shop Anywhere feature; or

•	requesting a check from PayPal.

      PayPal bears all costs associated with withdrawals from the PayPal system. On transfers to a recipient’s U.S. bank account, PayPal incurs a processing cost of $0.01 per transaction. On transfers to a recipient’s bank account in the sixteen countries where PayPal offers withdrawals to local bank accounts, PayPal’s processing cost varies based upon different banking network fees in the different countries. PayPal’s average processing cost for international bank account withdrawals for the six months ended June 30, 2002 equaled approximately $0.47. For ATM withdrawals and debit card purchases, PayPal incurred a blended average per-transaction cost of approximately $0.15. Finally, PayPal incurred a cost of $0.62 for each paper check it mailed to its customers.

Provision for Transaction Losses

      PayPal incurs transaction losses due to fraud and non-performance of third parties and customers. Examples of transaction losses include ACH returns, debit card overdrafts, chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery of goods or services. PayPal establishes reserves for transaction losses based on an accumulation of the estimated amounts, using an actuarial technique, necessary to cover all outstanding transaction losses, including losses incurred as of the reporting date but of which PayPal has not yet been notified. This technique enables PayPal to estimate the total expected losses by loss category, for example unauthorized use or merchant-related losses, based upon the historical chargeback reporting patterns in these categories. The total of expected losses less the total amount of chargebacks reported equals the reserve for estimated losses incurred but not reported. PayPal based the reserve estimates on known facts and circumstances, internal factors including its experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. PayPal reflects additions to the reserve in current operating results, while it makes charges to the reserve when it incurs losses, typically within 90 days of the relevant transaction. PayPal reflects recoveries in the reserve for transaction losses as collected. As of December 31, 2001, PayPal’s reserve for transaction losses was $7.2 million, which increased to $7.4 million as of June 30, 2002. This increase resulted from increased payment volume offset by the effect of faster processing and notification of credit card chargebacks for PayPal through EPX compared to its previous credit card processor. This faster processing enabled PayPal to record actual losses sooner, and consequently the reserves required for losses incurred but not reported is commensurately lower.

      As a percentage of total payment volume, PayPal incurred transaction losses of 0.43% for the six months ended June 30, 2002. In April 2002, PayPal increased the sending limit for unverified accounts from $1,000 to $2,000. PayPal also raised initial sending limits for selected international users from $100 to $1,000. Such increases may result in higher transaction loss rates. Credit card chargebacks comprise PayPal’s largest source of transaction loss expense.

      The establishment of appropriate reserves is an inherently uncertain process, and ultimate losses may vary from the current estimates. PayPal regularly updates its reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

Customer Service and Operations

      Customer service and operations expenses consist primarily of salaries for network administration personnel, customer service and operations personnel, computer and communications equipment and cost of facilities. PayPal has experienced a significant increase in customer service and operations expenses as a result of hiring personnel to support its payment volume growth.

Product Development

      Product development expenses include salaries for product managers and software engineers, consulting fees, costs of facilities, computers and communications equipment and support services used in product development.

Selling, General and Administrative

      Selling, general and administrative, or SG&A, expenses consist primarily of salaries for PayPal’s executive, marketing, business development, administrative, legal, finance and human resources personnel, cost of facilities, computer and communications equipment, support services, professional services fees and promotional expenditures, which include new user sign-up and referral bonuses. Promotional bonuses paid to business or premier account holders are offset against revenues from these customers.

      PayPal has paid promotional bonuses from $5 to $10 to each qualified customer opening a new PayPal account and $5 to $10 to customers referring new qualified customers. The amounts paid do not and did not depend on whether the customer generates revenue for PayPal. Currently, PayPal offers a $5 promotional bonus to new U.S. customers who verify with PayPal their bank account, sign up for PayPal’s money market feature, and invest $250 in the money market fund. PayPal also offers a $5 bonus to new international customers who confirm a credit card with PayPal and make a PayPal payment of at least $100.

      PayPal’s $5 referral bonus is available to any PayPal account holder who refers a new customer who earns the $5 new account bonus by completing the above requirements. PayPal deposits these amounts into customer accounts and expenses them as incurred. PayPal will evaluate the effectiveness of the promotional program and revise the offering from time to time.

Non-cash Stock-based Compensation

      In connection with some employee stock option grants, PayPal recorded non-cash stock-based compensation based on the difference between the fair value of the common stock and the stock option exercise price of these stock options at the measurement date, typically the date of grant. PayPal presents this amount as a reduction of stockholders’ equity and amortizes it over the vesting period of the applicable stock options. For the year ended December 31, 2001 and for the six months ended June 30, 2002, PayPal recorded non-cash stock-based compensation expense of $26.3 million and $8.0 million, respectively.

      PayPal accelerated the vesting on some outstanding stock awards for twenty-one employees it terminated during the year ended December 31, 2001. PayPal recorded $3.0 million in additional non-cash stock-based compensation expense related to the acceleration as a result of the difference between the fair value of the awards at the new measurement date and the option exercise price. During the six months ended June 30, 2002, PayPal accelerated vesting for certain employees upon termination of service. PayPal recorded $570,000 in additional non-cash stock-based compensation expense. The table below includes these amounts.

      Non-cash stock-based compensation expenses in PayPal’s statement of operations are allocable as follows:

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

Customer service and operations	$24	$48	$57	$84	$157	$462	$867	$295	$806	$318
Product development	48	64	180	623	383	392	5,440	1,573	1,146	1,045
Selling, general and administrative	447	169	3,670	411	1,617	3,172	8,469	3,450	2,932	1,787

Total	$519	$281	$3,907	$1,118	$2,157	$4,026	$14,776	$5,318	$4,884	$3,150

      PayPal expects to amortize the $23.0 million of non-cash stock-based compensation remaining at June 30, 2002 as follows (in thousands):

Six months ending December 31, 2002	$5,297
Year ending December 31, 2003	8,802
Year ending December 31, 2004	6,159
Year ending December 31, 2005	2,724
Three months ending December 31, 2006	57

$23,039

These amounts may change due to forfeitures and additional grants of stock options.

      In July 2001, PayPal adopted a liquidity program for the benefit of employees, designed to allow participants the opportunity to diversify some of their holdings of PayPal stock. PayPal restricted the program to or for the benefit of employees with more than one year of service as of April 30, 2001 and at least 25,000 options or shares of PayPal’s restricted stock. PayPal extended a loan to program participants for up to 20.0% of their number of shares of common stock multiplied by $6.00. The loans accrued interest at a fixed rate of 5.02% per annum with principal and interest repayable in full at the end of four years. The loans were non-recourse and prepayable and, for employees, their maturity accelerated if the individual left PayPal’s employment. In exchange for the loan, each participant pledged to PayPal restricted stock totaling 20.0% of his or her equity investment in PayPal stock. The loan agreements include a call feature which gave PayPal the right to repurchase 10.0% of the participant’s total equity investment at the time of the loan, at $12.00 per share. The call feature began one year from the date of the loan agreement and ended with the four-year term of the loan.

      As of December 31, 2001, PayPal recognized non-cash stock-based compensation of $10.3 million, which equals the increase in the intrinsic value recorded at the original grant date and the date PayPal funded the loans to exercise the related options, which constituted a new measurement date. Non-cash stock-based compensation accrued during the vesting period was adjusted in subsequent periods, until the loans were repaid, for changes in the fair value of the shares but not below zero. PayPal will amortize the non-cash compensation in accordance with the vesting terms of the original equity awards using the methodology set out in FIN 28. As of December 31, 2001, PayPal had recognized amortization of $10.0 million.

      In September 2001, PayPal entered into amendments to all but one of the loan agreements, each of which was approved by the applicable participant, under which the call feature became exercisable on September 4, 2001 and which provided that prepayment of the loan in full would extinguish the call. PayPal exercised its call right on September 30, 2001 and repurchased 10.0% of the total equity investments in the loan program by participants who had not repaid their loans prior to that date. Three participants elected to repay their loans in full or partially in cash instead of allowing PayPal to purchase 10.0% of their shares. This resulted in the repurchase of 397,448 shares of PayPal’s common stock and 150,000 shares of its preferred stock. As of December 31, 2001, all loans associated with this program were paid in full. PayPal adjusted non-cash stock-based compensation associated with the last remaining participant’s pledged equity awards in the fourth quarter of 2001. This loan was paid in full as of November 30, 2001. PayPal will amortize the remaining non-cash deferred stock-based compensation associated with the 10.0% of the liquidity program participants’ equity investment, not subject to repurchase, over the original vesting period of the equity awards.

Amortization of Goodwill and Other Intangibles

      Goodwill and other intangibles resulted primarily from the merger between X.com Corporation and Confinity, Inc. in March 2000. Goodwill and Other Intangibles, net at December 31, 2001 totaled $16.4 million. PayPal adopted SFAS 142 on January 1, 2002. Upon adoption, PayPal reclassified the remaining unamortized balance of $99,000, representing acquired workforce, to goodwill. PayPal will no longer amortize further the remaining unamortized balance of goodwill of $15.6 million. Goodwill will be subject to annual impairment testing.

Non-Recurring Charges

      During the three months ended June 30, 2002, PayPal moved its California headquarters from Palo Alto to Mountain View. PayPal’s Palo Alto lease extends through 2007, with total lease commitments of $8.0 million. Though PayPal intends to sublease the Palo Alto property, it has taken a non-recurring charge of $5.5 million during the three months ended June 30, 2002, for this lease and the disposal of certain fixed assets in this property. This charge is based on PayPal management’s best estimate of the liability net of expected sublease income. This estimate may be revised in future periods.

Net Operating Loss Carryforwards

      As of December 31, 2001, PayPal had federal and state net operating loss carryforwards of $130.0 million and $118.0 million, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. The amounts of and benefits from net operating loss carryforwards may be limited due to changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986. Because of the uncertainty surrounding the recovery of the deferred tax assets, PayPal has established a 100% valuation allowance against its net deferred tax assets at December 31, 2001 as PayPal does not expect to receive any immediate benefit from its net operating loss carryforwards and other deferred tax assets.

Seasonality

      PayPal does not have a sufficiently long operating history to generalize about seasonality of revenues. Nevertheless, PayPal believes its business exhibits seasonality surrounding the holiday season, with disproportionately higher transaction volumes and account sign-ups in the weeks preceding the Christmas holiday season and disproportionately lower transaction volumes and account sign-ups in the weeks following the Christmas holiday season. In addition, PayPal experiences fluctuations in transaction volumes and account sign-ups relating to national holidays and seasonal variations in weather.

Critical Accounting Policies

      PayPal’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared by PayPal in conformity with generally accepted accounting principles. The preparation of PayPal’s consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      PayPal’s critical accounting policies relate to reserves for contingencies and litigation, reserves for transaction losses, reserves for regulatory matters, lease termination losses, stock-based compensation expenses, income taxes and intangible assets and goodwill. For a description of critical accounting policies, please see Note 1 to PayPal’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Results of Operations

General

      PayPal’s historical operations consist primarily of the provision of an online payment product to businesses and consumers. Due to the evolving nature of PayPal’s business, the termination of its Internet banking service agreement in December 2000, and the short period of time it has been in operation, PayPal believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied on as an indication of future performance. You should read the following discussion in connection with the audited financial statements, the unaudited interim financial statements and the related notes included elsewhere in this proxy statement/prospectus.

Comparison of Six Months Ended June 30, 2001 and 2002

Revenues

      Transaction and Other Fees. A comparison of transaction and other fees for the six months ended June 30, 2001 and 2002 follows.

	Six Months Ended June 30,
			Percentage
	2001	2002	Increase

	(in thousands, except percentages)
Transaction and other fees	$31,629	$102,062	222.7%
Gross Merchant Sales (GMS)	$1,209,862	$2,762,876	128.4%
Total payment volume	$1,389,625	$3,075,748	121.3%

      Transaction and other fees increased to $102.1 million for the six months ended June 30, 2002, from $31.6 million for the six months ended June 30, 2001, an increase of 222.7%. PayPal attributes the increase in transaction fees primarily to:

•	The increase in fees on Gross Merchant Sales. Gross Merchant Sales increased to $2.76 billion for the six months ended June 30, 2002 from $1.21 billion for the six months ended June 30, 2001. The average price PayPal charged business accounts increased to 3.1% of the payment amount for the six months ended June 30, 2002 from 2.3% of the payment amount for the six months ended June 30, 2001.

•	The increase in international fees. PayPal launched international capability in November 2000. Total international fees increased to $8.1 million for the six months ended June 30, 2002 from $2.7 million for the six months ended June 30, 2001.

•	The increase in PayPal ATM/debit card revenues. PayPal launched its ATM/debit card in January 2001. Revenues from debit card interchange and ATM fees net of debit card cash-back payments increased to $3.4 million for the six months ended June 30, 2002 from approximately $459,000 for the six months ended June 30, 2001.

      Interest on Funds Held for Others. Revenues from interest earned on funds held for others decreased to $471,000 for the six months ended June 30, 2002 from $2.1 million for the six months ended June 30, 2001. Beginning in February 2002, PayPal transferred all U.S.-based customer funds into non-interest bearing bank accounts. Accordingly, nearly all of this revenue source ceased in February 2002.

Operating Expenses

      Transaction Processing Expenses. Transaction processing expenses increased by $15.9 million, or 82.0%, to $35.3 million for the six months ended June 30, 2002 from $19.4 million for the six months ended June 30, 2001. PayPal attributes this increase primarily to the growth of its total payment volume by 121.3% to $3.08 billion for the six months ended June 30, 2002 from $1.39 billion for the six months ended June 30, 2001. As a percentage of total payment volume, total transaction processing expenses decreased to 1.1% from 1.4%. PayPal attributes the decrease mainly to a reduction in the percentage of payment volume funded by credit cards to 46.9% for the six months ended June 30, 2002 from 49.7% for the six months ended June 30, 2001.

      Provision for Transaction Losses. Provision for transaction losses increased by $7.6 million, or 136.7%, to $13.1 million for the six months ended June 30, 2002 from $5.5 million for the six months ended June 30, 2001. PayPal attributes this increase primarily to the growth of its total payment volume by 121.3% to $3.08 billion for the six months ended June 30, 2002 from $1.39 billion for the six months ended June 30, 2001. As a percentage of total payment volume, provision for transaction losses increased to 0.43% for the six months ended June 30, 2002 from 0.40% for the six months ended June 30, 2001. The transaction loss rate for the six months ended June 30, 2002 is consistent with the transaction loss rate for the year ended December 31, 2001 of 0.42% of payment volume. The increase in the transaction loss rate for the three and six months ended June 30, 2002 compared to the three and six months ended June 30, 2001 is due to a variety of factors including changes in the way PayPal manages fraud and increases in the limits on payment amounts. PayPal’s objective is to maximize profit by managing transaction losses while continuing to grow revenues. PayPal continues in its efforts to control transactions losses.

      Customer Service and Operations. A comparison of PayPal’s customer service and operations expenses for the six months ended June 30, 2001 and 2002 follows.

	Six Months Ended
	June 30,		Percentage
			Increase
	2001	2002	(Decrease)

	(in thousands, except percentages, per
	payment and per account data)
Total number of payments	28,582	55,322	93.6%
Average number of accounts in period	7,158	15,337	114.3%
Customer service operations:
Expense	$14,280	$20,410	42.9%
As a percentage of revenues	42.4%	19.9%	—
Per payment	$0.50	$0.37	(26.0)%
Per account per month	$0.33	$0.22	(33.3)%

      The absolute expense increased as PayPal hired more employees to support its payment volume growth during 2001 and the six months ended June 30, 2002. PayPal attributes the decrease in customer service and operations expenses as a percentage of revenues for the six months ended June 30, 2002 from the six months ended June 30, 2001 primarily to the fact that PayPal’s revenues increased at a faster rate as it continued to experience economies of scale in its support infrastructure. PayPal attributes the decrease in its customer service and operations costs on a per payment and per account basis primarily to a combination of a reduction in the rate of customer contacts per payment and improved efficiency. Customer service and operations expenses also include depreciation and amortization of fixed assets of $3.2 million and $2.0 million for the six months ended June 30, 2002 and 2001, respectively.

      Product Development. Product development expenses increased by $2.2 million, or 53.1%, to $6.3 million for the six months ended June 30, 2002 from $4.1 million for the six months ended June 30, 2001. As a percentage of revenues, product development expenses totaled 6.2% and 12.3% for the six months ended June 30, 2002 and 2001, respectively. The increase in the absolute expense figure reflects the expansion of PayPal’s product development and engineering staff and related costs required to support its continued emphasis on product development. PayPal attributes the decrease in product development expenses as a percentage of revenues for the six months ended June 30, 2002 from the six months ended June 30, 2001 mainly to the fact that revenues increased faster than product development expenses in these periods. Product development expenses also include depreciation and amortization of fixed assets of $668,000 and $800,000 for the six months ended June 30, 2002 and 2001, respectively.

      Selling, General and Administrative. SG&A expenses increased by $2.1 million, or 19.8%, to $12.8 million for the six months ended June 30, 2002 from $10.7 million for the six months ended June 30, 2001. As a percentage of revenues, SG&A expenses equaled 12.5% and 31.6% for the six months ended June 30, 2002 and 2001, respectively. PayPal experienced some increase in expenses from additional staffing levels and related costs required to manage and support its rapidly growing operations. However, this increase was partially offset by the decrease in its promotional bonus expenses due to the tightening of its requirements to receive sign-up and referral bonuses between the two periods. For each new account opened, average promotional bonus expenses were $0.09 for the six months ended June 30, 2002 as compared to $0.15 during the six months ended June 30, 2001. For the six months ended June 30, 2002 and 2001, PayPal expensed as incurred promotion costs of $476,000 and $480,000, respectively. PayPal attributes the decrease in SG&A expenses as a percentage of revenues for the six months ended June 30, 2002 from the six months ended June 30, 2001 primarily to the fact that revenues increased while SG&A expenses have increased at a slower rate than revenues as PayPal has enjoyed economies of scale in its corporate infrastructure.

      Non-cash Stock-based Compensation. Non-cash stock-based compensation expense increased by $1.9 million, or an increase of 29.9%, to $8.0 million for the six months ended June 30, 2002 from $6.2 million for the six months ended June 30, 2001. PayPal attributes the increase primarily to amortization of non-cash deferred stock-based compensation recognized relating to the private placement of Class A stock to or for the benefit of its Chief Executive Officer in August and September 2001.

      The allocation of non-cash stock-based compensation expense to each of the functional areas follows.

	Six Months Ended
	June 30,

	2001	2002

	(in thousands)
Customer service and operations	$619	$1,124
Product development	775	2,191
Selling, general and administrative	4,789	4,719

Total	$6,183	$8,034

      Amortization of Goodwill and Other Intangibles. PayPal’s amortization expense decreased to $864,000 for the six months ended June 30, 2002 from $32.8 million for the six months ended June 30, 2001. PayPal attributes this decrease to the adoption of SFAS 141 and 142 on January 1, 2002 and the fact that the existing technology and customer base intangible assets were fully amortized at March 31, 2002. See Note 8 to the consolidated financial statements for disclosure.

      Interest, Other Income and Expenses, Net. Interest, other income and expenses, net decreased by $578,000, or 23.6%, to $1.9 million for the six months ended June 30, 2002 from $2.4 million for the six months ended June 30, 2001. Interest, other income and expenses, net consist primarily of interest earned on cash, cash equivalents and short-term and long-term investments, and other miscellaneous income and expenses.

Comparison of Years Ended December 31, 2001 and 2000

Revenues

      Transaction and Other Fees. A comparison of transaction and other fees for the years ended December 31, 2000 and 2001 follows.

	Year Ended December 31,

	2000	2001

	(in thousands)
Transaction and other fees	$6,547	$99,952
Gross Merchant Sales (GMS)	$393,185	$3,095,670
Total payment volume	$1,261,385	$3,520,067

      Transaction and other fees increased to $100.0 million for the year ended December 31, 2001, from $6.5 million for the year ended December 31, 2000. PayPal attributes the increase in transaction fees primarily to:

•	The increase in fees on Gross Merchant Sales. Gross Merchant Sales increased to $3.10 billion for the year ended December 31, 2001 from $393.2 million for the year ended December 31, 2000. The average price PayPal charged business accounts increased to 2.7% of the payment amount for the year ended December 31, 2001 from 2.1% of the payment amount for the year ended December 31, 2000. PayPal began charging fees in June 2000 and has implemented a number of fee adjustments since that date, most recently in July 2001.

•	PayPal’s introduction of international access. PayPal launched international capability in November 2000. Revenues from international fees amounted to $8.4 million for the year ended December 31, 2001.

•	The launch of PayPal ATM/debit cards. PayPal launched its ATM/debit card in January 2001. Revenues from debit card interchange and ATM fees net of debit card cash-back payments amounted to $2.9 million for the year ended December 31, 2001.

      Interest on Funds Held for Others. Revenues from interest earned on funds held for others increased to $3.8 million for the year ended December 31, 2001 from $2.0 million for the year ended December 31, 2000. PayPal attributes this increase primarily to growth in total account funds within the PayPal system, excluding funds transferred into the PayPal Money Market Fund. PayPal earned a weighted average yield on these funds of 6.2% for the year ended December 31, 2000 and of 3.8% for the year ended December 31, 2001. In February 2002, PayPal transferred all U.S.-based customer funds into non-interest bearing bank accounts. Accordingly, nearly all of this revenue source ceased in February 2002. Additionally, substantially all cash and investments held for the benefit of customers and the associated liabilities were removed from PayPal’s balance sheet in February 2002.

      Service Agreement Revenues. Service agreement revenues were $3.9 million for the year ended December 31, 2000. The agreement with First Western was terminated in 2000.

     Operating Expenses

      Transaction Processing Expenses. Transaction processing expenses increased by $22.5 million, or 89.7%, to $47.6 million for the year ended December 31, 2001 from $25.1 million for the year ended December 31, 2000. PayPal attributes this increase primarily to the growth of its total payment volume by 179.1% to $3.52 billion for the year ended December 31, 2001 from $1.26 billion for the year ended December 31, 2000. As a percentage of total payment volume, total transaction processing expenses decreased to 1.4% from 2.0%. PayPal attributes the decrease mainly to a reduction in the percentage of payment volume funded by credit cards to 51.5% for the year ended December 31, 2001 from 68.2% for the year ended December 31, 2000.

      Provision for Transaction Losses. Provision for transaction losses increased by $3.8 million, or 33.8%, to $14.8 million for the year ended December 31, 2001 from $11.0 million for the year ended December 31, 2000. PayPal attributes this increase primarily to the growth of its total payment volume by 179.1% to $3.52 billion for the year ended December 31, 2001 from $1.26 billion for the year ended December 31, 2000. As a percentage of total payment volume, provision for transactions losses decreased to 0.42% for the year ended December 31, 2001 from 0.87% for the year ended December 31, 2000. The ratio of PayPal’s transaction loss rate to total payment volume has decreased as a result of its continued efforts to control transaction losses.

      Customer Service and Operations. A comparison of PayPal’s customer service and operations expenses for the years ended December 31, 2000 and 2001 follows.

	Year Ended
	December 31,		Percentage
			Increase
	2000	2001	(Decrease)

	(in thousands, except percentage, per
	payment and per account data)
Total number of payments	28,245	68,871	143.8%
Average number of accounts in period	2,765	9,174	231.8%
Customer service operations:
Expense	$15,754	$30,636	94.5%
As a percentage of revenues	125.7%	29.5%	—
Per payment	$0.56	$0.44	(21.4)%
Per account per month	$0.47	$0.28	(40.8)%

      The absolute expense increased as PayPal hired more employees to support its payment volume growth during the period. In May 2000, PayPal established its customer service and operations center in Omaha, Nebraska, and in February 2001, it engaged a provider of outsourced email customer support in New Delhi, India. PayPal attributes the decrease in customer service and operations expenses as a percentage of revenues for the year ended December 31, 2001 from the year ended December 31, 2000 primarily to the fact that its revenues increased at a faster rate as it began to experience economies of scale in its support infrastructure. PayPal attributes the decrease in its customer service and operations costs on a per payment and per account basis primarily to a combination of a reduction in the rate of customer contacts per payment and improved efficiency. Customer service and operations expenses also include depreciation and amortization of fixed assets of $4.9 million and $1.7 million, for the years ended December 31, 2001 and 2000, respectively.

      Product Development. Product development expenses increased by $4.4 million, or 99.6%, to $8.8 million for the year ended December 31, 2001 from $4.4 million for the year ended December 31, 2000. As a percentage of revenues, product development expenses totaled 8.5% and 35.3% for the year ended December 31, 2001 and 2000, respectively. The increase in the absolute expense figure reflects the expansion of PayPal’s product development and engineering staff and related costs required to support its continued emphasis on product development. PayPal attributes the decrease in product development expenses as a percentage of revenues for the year ended December 31, 2001 from the year ended December 31, 2000 mainly to the fact that revenues increased faster than product development expenses in these periods. Product development expenses also include depreciation and amortization of fixed assets of $1.5 million and $0.8 million for the years ended December 31, 2001 and 2000, respectively. See “— Business — PayPal’s Strategy.”

      Selling, General and Administrative. SG&A expenses decreased by $11.6 million, or 35.3%, to $21.4 million for the year ended December 31, 2001 from $33.0 million for the year ended December 31, 2000. As a percentage of revenues, SG&A expenses equaled 20.6% and 263.5% for the year ended December 31, 2001 and 2000, respectively. PayPal experienced some increase in expenses from additional staffing levels and related costs required to manage and support its rapidly growing operations. However, this increase was more than offset by the decrease in PayPal’s promotional bonus expenses due to the tightening of its requirements to receive sign-up and referral bonuses between the two periods. For each new account opened, average promotional bonus expenses decreased to $0.12 for the year ended December 31, 2001 from $2.71 during the year ended December 31, 2000. For the years ended December 31, 2001 and 2000, PayPal expensed as incurred promotion costs of $0.9 million and $14.9 million, respectively. PayPal attributes the decrease in SG&A expenses as a percentage of revenues for the year ended December 31, 2001 from the year ended December 31, 2000 primarily to the fact that revenues increased while SG&A expenses decreased as PayPal enjoyed economies of scale in its corporate infrastructure and reduced promotional bonus expenses.

      Non-cash Stock-based Compensation. Non-cash stock-based compensation expense increased by $20.5 million, or 351.1%, to $26.3 million for the year ended December 31, 2001 from $5.8 million for the year ended December 31, 2000. PayPal attributes the increase primarily to amortization of non-cash deferred stock-based compensation recognized relating to the liquidity program adopted in July 2001 and the private placement of Class A stock to or for the benefit of its Chief Executive Officer. See “— Operating expenses — Non-cash stock-based compensation.” The allocation of non-cash stock-based compensation expense to each of the functional areas follows.

	Year Ended
	December 31,

	2000	2001

	(in thousands)
Customer service and operations	$213	$1,781
Product development	915	7,788
Selling, general and administrative	4,697	16,708

Total	$5,825	$26,277

      Amortization of Goodwill and Other Intangibles. PayPal’s amortization expense increased to $65.7 million for the year ended December 31, 2001 from $49.3 million for the year ended December 31, 2000. PayPal attributes this increase to the merger with Confinity, Inc. on March 30, 2000.

      Service Agreement Costs and Termination Expenses. Service agreement costs and termination expenses decreased from $41.1 million for the year ended December 31, 2000 to $0 for the year ended December 31, 2001 as the result of PayPal’s termination of the CBI and First Western agreements in 2000.

      Loss from Operations. For the year ended December 31, 2001, PayPal’s loss from operations totaled $111.4 million. For the year ended December 31, 2000, its loss from operations totaled $173.1 million. PayPal attributes the decrease in the loss primarily to the increase in its revenues to $103.7 million for the year ended December 31, 2001 from $12.5 million for the year ended December 31, 2000, partly offset by an increase in total operating expense to $215.1 million for the year ended December 31, 2001 from $185.6 million for the year ended December 31, 2000.

      Interest, Other Income and Expenses, Net. Interest, other income and expenses, net increased by $24,000, or 0.7%, to $3,582,000 for the year ended December 31, 2001 from $3,558,000 for the year ended December 31, 2000. Interest, other income and expenses, net consist primarily of interest earned on cash, cash equivalents and short-term and long-term investments, the net effect of foreign currency gains and losses, and other miscellaneous income and expenses. PayPal attributes this increase primarily to interest income from higher average cash balances resulting from its preferred stock equity financings.

      Net Loss. PayPal’s net loss decreased by $61.7 million, or 36.4%, to $107.8 million for the year ended December 31, 2001 from $169.5 million for the year ended December 31, 2000. PayPal attributes the decrease in net loss primarily to the increase in its total revenues to $103.7 million for the year ended December 31, 2001 from $12.5 million for the year ended December 31, 2000 and the decrease in its total operating expenses as a percentage of payment volume, offset in part by an increase in stock-based compensation expense of $20.5 million.

Year Ended December 31, 2000 Compared to the Period from Inception to December 31, 1999

      General. PayPal incorporated as X.com in March 1999 and intended to provide Internet banking services to its customers. Towards this goal, in November 1999 PayPal entered into a series of agreements with Community Bankshares, Inc. that among other things allowed PayPal to acquire First Western and to solicit customers for First Western’s online banking services. In March 2000, X.com merged with Confinity, Inc., the creator of PayPal. By December 2000 PayPal decided to focus its efforts on the PayPal product and to discontinue its Internet banking operations. Because PayPal spent much of 1999 building infrastructure for an Internet banking service and, after the Confinity merger, focused its efforts primarily on continuing to build the PayPal product, PayPal believes investors will not find meaningful the period-to-period comparison for the year ended December 31, 2000 and for the period from inception to December 31, 1999.

      Revenues. Service agreement revenues increased to $3.9 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. For the year ended December 31, 2000, transaction and other fees and interest on funds held for others amounted to $6.5 million and $2.0 million, respectively, all of which relates to the PayPal product PayPal acquired in the March 2000 Confinity merger. PayPal began charging transaction fees to business account payment recipients in June 2000 and instituted additional price increases during 2000.

      Transaction Processing Expenses. Transaction processing expenses amounted to $25.1 million for the year ended December 31, 2000, reflecting total PayPal payment volume of $1,261.4 million for the year ended December 31, 2000.

      Provision for Transaction Losses. Provision for transaction losses amounted to $11.0 million for the year ended December 31, 2000. As a percentage of total payment volume, provision for transaction losses amounted to 0.87% for the year ended December 31, 2000. The loss rate as a percentage of total payment volume increased from 1.04% for the three months ended March 31, 2000, to 1.21% for the three months ended September 30, 2000, and decreased to 0.61% for the three months ended December 31, 2000, as a result of PayPal’s implementing risk controls and proprietary technology to prevent losses and a reduction during these periods in the percentage of its total payment volume funded by credit cards.

      Customer Service and Operations. Customer service and operations expenses increased to $15.8 million for the year ended December 31, 2000 from $0.2 million for the period from inception to December 31, 1999. PayPal attributes this increase in customer service and operations expenses primarily to greater headcount in customer service and operations and rent and other fixed assets purchased for its establishment of its Omaha, Nebraska customer service and operations center.

      Product Development. Product development expenses increased to $4.4 million for the year ended December 31, 2000 from $0.5 million for the period from inception to December 31, 1999. PayPal attributes this increase to a greater number of employees in its engineering and product groups, resulting in higher salaries and depreciation expenses associated with fixed assets purchased for product development. In addition, PayPal recognized approximately $623,000 and $20,000 of amortization expenses associated with capitalized software and website development costs, respectively.

      Selling, General and Administrative. SG&A expenses increased to $33.0 million for the year ended December 31, 2000 from $3.7 million for the period from inception to December 31, 1999. PayPal attributes this increase primarily to promotional bonus expenses, greater professional fees, outside service fees and other corporate expenses. SG&A expenses for the year ended December 31, 2000 reflect $13.0 million in sign-up and referral bonuses ranging from $5 to $10 paid to new and existing PayPal users to encourage expansion of the PayPal user base following the Confinity merger.

      Non-cash Stock-based Compensation. Non-cash stock-based compensation expense increased to $5.8 million for the year ended December 31, 2000 from $0.4 million for the period from inception to December 31, 1999. PayPal attributes this increase to option grants made to personnel hired during the year ended December 31, 2000 to support its growth.

      Service Agreement Costs and Termination Expenses. Service agreement costs and termination expenses increased to $41.1 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. PayPal attributes this increase to costs incurred pursuant to the terms of the service agreement to reimburse CBI and First Western for providing Internet banking accounts to its users.

Quarterly Results of Operations

      The following table sets forth, for the periods presented, data regarding PayPal’s revenues, operating expenses and net loss. PayPal derived this data from its unaudited consolidated financial statements, which PayPal believes have been prepared on substantially the same basis as its audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands, except per share data and average payment amounts)
	(unaudited)
Consolidated Statements of Operations:
Transaction and other fees(1)	$—	$—	$—	$6,547	$12,885	$18,744	$28,998	$39,325	$48,333	$53,729
Interest on funds held for others(2)	—	240	727	1,079	1,143	920	955	745	428	43
Service agreement revenues	1,186	1,886	529	337	—	—	—	—	—	—

Total revenues	1,186	2,126	1,256	7,963	14,028	19,664	29,953	40,070	48,761	53,772

Transaction processing expenses	—	6,230	9,764	9,098	8,754	10,659	12,441	15,735	16,952	18,370
Provision for transaction losses	13	2,577	5,131	3,307	3,103	2,437	4,163	5,057	6,908	6,206
Customer service and operations*	523	3,726	5,848	5,657	7,064	7,216	7,682	8,674	10,044	10,366
Product development*	512	923	1,625	1,359	2,018	2,125	2,191	2,485	3,036	3,308
Selling, general and administrative*(1)	3,127	13,580	9,598	6,714	5,172	5,488	5,372	5,325	5,482	7,284
Stock-based compensation	519	281	3,907	1,118	2,157	4,026	14,776	5,318	4,884	3,150
Amortization of goodwill and other intangibles(3)	67	16,415	16,415	16,415	16,415	16,415	16,416	16,415	864	—
Service agreement costs and termination expenses	19,344	7,640	6,949	7,212	—	—	—	—	—	—
Non-recurring charges	—	—	—	—	—	—	—	—	—	5,534

Total operating expenses	24,105	51,372	59,237	50,880	44,683	48,366	63,041	59,009	48,170	54,218

Income (loss) from operations	(22,919)	(49,246)	(57,981)	(42,917)	(30,655)	(28,702)	(33,088)	(18,939)	591	(446)
Interest and other income, net	106	1,432	1,006	1,013	1,397	1,052	735	398	690	1,181

Income (loss) before income taxes	(22,813)	(47,814)	(56,975)	(41,904)	(29,258)	(27,650)	(32,353)	(18,541)	1,281	735

Provision for income taxes	—	—	—	—	—	—	—	—	50	206

Net income (loss)(3)(4)	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)	$(32,353)	$(18,541)	$1,231	$529

Net income (loss) per share(3)(4)(5):
Basic	$(34.94)	$(13.48)	$(14.10)	$(8.95)	$(5.39)	$(4.47)	$(4.69)	$(2.36)	$0.04	$0.01

Diluted	$(34.94)	$(13.48)	$(14.10)	$(8.95)	$(5.39)	$(4.47)	$(4.69)	$(2.36)	$0.02	$0.01

Shares used in calculating net income (loss) per share(3)(5):
Basic	653	3,546	4,041	4,682	5,426	6,187	7,182	7,845	32,319	57,837

Diluted	653	3,546	4,041	4,682	5,426	6,187	7,182	7,845	59,343	64,337

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands, except per share data and average payment amounts)
	(unaudited)
* Amounts exclude stock-based compensation as follows:
Customer service and operations	$24	$48	$57	$84	$157	$462	$867	$295	$806	$318
Product development	48	64	180	623	383	392	5,440	1,573	1,146	1,045
Selling, general and administrative	447	169	3,670	411	1,617	3,172	8,469	3,450	2,932	1,787

Total	$519	$281	$3,907	$1,118	$2,157	$4,026	$14,776	$5,318	$4,884	$3,150

Operating Data:
Gross Merchant Sales	$—	$1,873	$55,621	$335,691	$546,848	$663,014	$815,014	$1,070,794	$1,313,844	$1,449,032
Total payment volume	$46,263	$248,799	$422,760	$543,562	$642,737	$746,888	$924,601	$1,205,841	$1,460,369	$1,615,379
Total number of payments	1,026	5,456	9,438	12,325	13,524	15,058	17,969	22,319	26,565	28,757
Average payment amount	$45	$46	$45	$44	$48	$50	$51	$54	$55	$56
Total number of accounts (at period end)	824	2,190	3,718	5,518	7,200	8,798	10,589	12,830	15,380	17,844
Number of business accounts	—	14	289	800	1,327	1,731	2,138	2,629	3,176	3,656

(1)	PayPal adopted provisions of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” on January 1, 2002. Prior period amounts have been reclassified to conform to the new presentation.

(2)	Beginning in February 2002, PayPal began to deposit all U.S.-based customer funds not transferred to the Fund into FDIC-insured bank accounts and the revenues from interest on funds held for U.S.-based customers will cease in future periods.

(3)	On January 1, 2002, PayPal adopted the provisions of SFAS No. 142 and no longer amortizes goodwill. During the period from March 8, 1999 (PayPal’s inception) to December 31, 1999, PayPal did not recognize any goodwill amortization. During the years ended December 31, 2000 and 2001, PayPal goodwill amortization totaled $46.7 million and $62.2 million, respectively. Had PayPal’s goodwill amortization not been reflected in net loss during these years, the net loss amounts for the years ended December 31, 2000 and 2001 would have been $122.9 million and $45.6 million, respectively, with diluted loss per share for these years of $38.03 and $7.05, respectively.

(4)	PayPal closed its initial public offering on February 21, 2002 and issued 6.2 million shares of common stock. All shares of preferred stock outstanding immediately prior to the offering converted into 43.4 million shares of common stock at such time. Basic net income (loss) per share and shares used in calculating basic net income (loss) per share give effect to the conversion as of the closing date of the offering.

(5)	All share and per share amounts reflect PayPal’s historical stock splits in all periods presented.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(in thousands)
	(unaudited)
Consolidated Cash Flow Data:
Cash flows from operating activities
Net income (loss)	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)	$(32,353)	$(18,541)	$1,231	$529
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for transaction losses	13	2,577	5,131	3,307	3,103	2,436	4,163	5,058	6,908	6,206
Depreciation and amortization of fixed assets	357	330	744	921	1,253	1,258	1,379	1,681	1,896	2,205
Amortization of goodwill and other intangibles	67	16,415	16,415	16,415	16,415	16,415	16,416	16,415	864	—
Stock-based compensation	519	281	3,907	1,118	2,157	4,026	14,776	5,318	4,884	3,150
Changes in operating assets and liabilities	10,691	26,855	31,277	4,662	11,312	7,874	19,976	(4,449)	(129,779)	11,838

Net cash provided by (used in) operating activities	(11,166)	(1,356)	499	(15,481)	4,982	4,359	24,357	5,482	(113,996)	23,928

Cash flows from investing activities
Investments in common stock	(1,500)	1,200	—	2,300	—	—	—	—	—	—
(Purchase of) proceeds from sale of investment securities	(1,900)	1,900	(60,991)	49,129	(18,923)	(7,369)	(4,035)	600	(20,151)	8,412
Purchase of fixed assets	(2,311)	(4,922)	(2,962)	(1,548)	(1,870)	(2,725)	(4,142)	(2,282)	(2,976)	(6,979)

Cash provided by (used in) investing activities	(5,711)	(1,822)	(63,953)	49,881	(20,793)	(10,094)	(8,177)	(1,682)	(23,127)	1,433
Cash flows from financing activities
Proceeds from capital leases	—	—	—	—	—	—	3,000	2,000	—	—
Principal payments on capital leases	—	—	—	—	—	—	—	—	(442)	(549)
Proceeds from issuance of equity instruments, net of repurchases	95,961	13,489	26,918	12,579	37,526	(649)	1,049	459	69,953	151
Payments made to employees associated with liquidity program	—	—	—	—	—	—	(5,226)	90	—	—

Cash provided by (used in) financing activities	95,961	13,489	26,918	12,579	37,526	(649)	(1,177)	2,549	69,511	(398)

Net increase (decrease) in cash and cash equivalents	79,084	10,311	(36,536)	46,979	21,715	(6,384)	15,003	6,349	(67,612)	24,963
Cash and cash equivalents at beginning of period	8,442	87,526	97,837	61,301	108,280	129,995	123,611	138,614	144,963	77,351

Cash and cash equivalents at end of period	$87,526	$97,837	$61,301	$108,280	$129,995	$123,611	$138,614	$144,963	$77,351	$102,314

     PayPal’s operating results have varied on a quarterly basis during its operating history. PayPal expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which PayPal does not control. Factors that may affect PayPal’s operating results include, among others: the continued growth in its payment volume; its ability to maintain and increase its customer base and its Gross Merchant Sales; its ability to maintain and increase its international usage, debit card usage and user balances in its system; changes in its pricing policies and revenue mix; changes in non-cash stock-based compensation; the announcement or introduction of new or enhanced services by PayPal or its competitors; changes in its cost structure, including transaction losses and credit card funding rates; consumer acceptance of the Internet for a product such as PayPal; consumer acceptance of the Internet as a medium of commerce; and general economic conditions.

      Unfavorable changes in any of the above factors could affect materially and adversely PayPal’s revenues, results of operations in future periods and the market price of PayPal’s common stock. As a result, you should not rely upon period-to-period comparisons of PayPal’s results of operations as an indication of future performance. In addition, the results of any quarterly period do not indicate results to be expected for a full fiscal year. PayPal cannot predict many of the factors outlined above and they may cause significant fluctuations in its operating results. These fluctuations may cause PayPal’s annual or quarterly results to fall below market expectations, which could affect the market price of its stock materially and adversely.

Liquidity and Capital Resources

      Since inception, PayPal has financed its activities primarily through a series of private placements of convertible preferred stock and its initial public offering. As of December 31, 2001, PayPal had raised $215.6 million, net of issuance costs, from the sale of equity securities. On February 21, 2002, PayPal completed its initial public offering and received approximately $69.9 million in cash, net of underwriting discounts, commissions, and other related expenses.

      Net cash used in operating activities totaled $4.1 million for the period from inception ended December 31, 1999, $27.5 million for the year ended December 31, 2000. Net cash provided by operating activities totaled $39.2 million for the year ended December 31, 2001. Net cash used by operating activities in 1999 and 2000 resulted primarily from PayPal’s net loss and was offset by non-cash charges for depreciation and amortization, and increases in amounts due to customers. Net cash provided by operating activities in 2001 resulted primarily from offsets to PayPal’s net loss for non-cash charges for depreciation and amortization and from changes in its operating assets and liabilities.

      Net cash used in operating activities was $90.1 million for the six months ended June 30, 2002. Net cash used in operating activities for the six months ended June 30, 2002 resulted primarily from the deposit of all U.S.-based customer funds not transferred into the Fund into FDIC-insured bank accounts with U.S. banks during the first quarter of 2002. As a result, most cash and investments held for the benefit of customers and the associated liabilities have been removed from PayPal’s balance sheet at June 30, 2002. See Note 1 to PayPal’s consolidated financial statements. Net cash provided by operating activities was $9.3 million for the six months ended June 30, 2001. Net cash provided by operating activities for the six months ended June 30, 2001 resulted primarily from offsets to PayPal’s net loss for non-cash charges for depreciation and amortization and from changes in its operating assets and liabilities.

      Net cash used in investing activities totaled $2.9 million for the period from inception to December 31, 1999, $21.6 million for the year ended December 31, 2000 and $40.7 million for the year ended December 31, 2001. PayPal primarily used the invested cash in the periods presented for purchases of investment securities and fixed assets.

      Net cash used in investing activities totaled $30.9 million for the six months ended June 30, 2001 and $21.7 million for the six months ended June 30, 2002. PayPal primarily used the invested cash in the periods presented for purchases of investment securities and fixed assets.

      Net cash provided by financing activities totaled $15.5 million for the period from inception to December 31, 1999, $148.9 million for the year ended December 31, 2000 and $38.2 million for the year ended December 31, 2001. Net cash provided by financing activities primarily resulted from the issuance of preferred stock to third parties.

      Net cash provided by financing activities totaled $36.9 million for the six months ended June 30, 2001 and $69.1 million for the six months ended June 30, 2002. Net cash provided by financing activities in the six months ended June 30, 2001 resulted primarily from the issuance of preferred stock to third parties. Net cash provided by financing activities in the six months ended June 30, 2002 resulted primarily from PayPal’s initial public offering in February 2002.

Restricted Cash

      In connection with processing transactions with financial institutions, PayPal may be required to pledge cash in the form of certificates of deposit and restricted money market accounts. PayPal uses restricted cash to secure letters of credit with banks to provide collateral to other financial institutions for actual or contingent liabilities arising from potential chargebacks, adjustments, fees or other charges due to or incurred by PayPal. PayPal had pledged certificates of deposit totaling $1.1 million and $0 and restricted money market accounts totaling $0 and $1.8 million as of December 31, 2001 and June 30, 2002, respectively, to secure letters of credit.

      In March 2002, PayPal completed negotiations with First Data Resources, Inc. to increase the amount of its letter of credit to $7.0 million from $2.0 million at December 31, 2001 based on debit card volumes as per the agreement with First Data. In addition to the $2.0 million already secured by a certificate of deposit, PayPal deposited $5.0 million into a restricted money market account, which is classified as restricted cash. If the volume decreases, or First Data’s settlement risk otherwise decreases, PayPal has the right to request, but not to require, a corresponding reduction in the letter of credit. PayPal had pledged certificates of deposit totaling $2.0 million and $2.0 million and restricted money market accounts totaling $0 and $5.0 million as of December 31, 2001 and June 30, 2002, respectively, to satisfy this obligation to First Data.

      Pursuant to a marketing agreement with Intuit, Inc. entered into in September 2000, PayPal obtained an irrevocable standby letter of credit with a financial institution for Intuit, for the minimum payments due in accordance with the agreement. As of December 31, 2001 and June 30, 2002, PayPal had pledged cash, in the form of a certificate of deposit, totaling approximately $500,000 to secure the letter of credit.

      In accordance with facility lease agreements, PayPal has irrevocable standby letters of credit with financial institutions and has pledged cash, in the form of certificates of deposit, in the amount of $2.3 million and $1.3 million and in the form of a restricted money market account in the amount of $0 and $962,000 as of December 31, 2001, and June 30, 2002, respectively, to secure the letters of credit.

      PayPal is required to keep minimum amounts on account with Wells Fargo Bank in order to obtain Wells Fargo’s ACH processing services. Until December 2001, this requirement was met by holding sufficient customer funds as agent in a pooled account at Wells Fargo. The requirement is now met by pledging securities owned by PayPal and held in a brokerage account at Wells Fargo. These securities totaled $5.6 million at June 30, 2002 and are classified as restricted securities.

      Until December 1, 2001, Chase Merchant Services, or CMS, processed substantially all of PayPal’s credit card transactions. CMS remains responsible for any chargebacks from PayPal’s customers’ credit card transactions that occurred prior to December 1, 2001. To protect CMS against the risk of such chargebacks, PayPal had pledged certificates of deposit totaling $3.0 million at December 31, 2001. In December 2001, CMS had retained approximately an additional $11.3 million in settlement funds due to PayPal in an escrow account. As of June 30, 2002, the $11.3 million amount had decreased to $3.4 million. Thus, the total amount of restricted cash for CMS as of June 30, 2002 was $6.4 million. In July 2002, CMS released $3.0 million of the pledged certificates of deposit and an additional $300,000 that CMS had retained directly in an escrow account. PayPal believes that these balances will likely be reduced or eliminated by the end of this calendar year as the risk to CMS decreases over time. Accordingly, these balances have been classified as restricted cash.

      Pursuant to its money transmitter licenses in various states, PayPal has to comply with statutory bonding requirements. In March 2002, PayPal obtained a $6.6 million irrevocable standby letter of credit for the benefit of the bonding company from a financial institution to support the issuance of such bonds. As of June 30, 2002, PayPal has pledged cash, in the form of certificates of deposit, totaling $6.6 million to secure the letter of credit. This amount is classified as restricted cash.

      Pursuant to an equipment lease agreement with an equipment manufacturer entered into in March 2002, PayPal obtained an irrevocable standby letter of credit with a financial institution for the minimum payments due in accordance with the agreement. As of June 30, 2002, PayPal had pledged cash, in the form of a certificate of deposit, totaling $414,000 to secure the letter of credit.

      The following table presents PayPal’s restricted cash and investments as of December 31, 2001 and June 30, 2002.

	December 31,	June 30,
Beneficiary of Restricted Cash and Investments	2001	2002

	(in thousands)
		(unaudited)
Other financial institutions	$1,116	$1,807
First Data Resources, Inc.	2,000	7,007
Intuit, Inc.	504	504
Facility lease agreements	2,305	2,243
Wells Fargo Bank	10,964	5,600
Chase Merchant Services	14,283	6,387
Money transmitter license applications	—	6,642
Equipment lease	—	414

Total restricted cash and investments	$31,172	$30,604

Restricted cash and investment securities — short-term	$19,303	$22,947
Restricted cash and investment securities — long-term	11,869	7,657

	$31,172	$30,604

      In May 2002, PayPal entered into an agreement with Wells Fargo to provide U.S. credit card processing services. PayPal is required to complete the transition from its current processor, EPX, to Wells Fargo by November 2002. In connection with this agreement, PayPal will be required to maintain a reserve of $3.0 million at all times as a security for the performance of PayPal’s obligations. Wells Fargo may increase this amount, but only as reasonably related to its potential liability for transactions that it processes for PayPal. In connection with the termination of the relationship with EPX, PayPal will be required to provide further amounts as collateral to cover chargebacks received by EPX after termination.

Contractual Obligations and Commercial Commitments

      The following table presents PayPal’s contractual obligations as of June 30, 2002 over the next five years and thereafter (in thousands). Operating leases include amounts due for rent payments for PayPal’s former corporate headquarters facility in Palo Alto, California.

		Payments Due by Period

		Remainder of
Contractual Obligations	Payment Total	Current Year	1-3 Years	3-5 Years	After 5 Years

	(in thousands)
Capital lease obligations	$4,139	$1,125	$3,014	$—	$—
Operating leases	38,225	2,132	8,467	4,405	23,221
Building construction obligations	12,671	9,867	2,804	—	—

Total contractual cash obligations	$55,035	$13,124	$14,285	$4,405	$23,221

      The following table presents PayPal’s commercial commitments as of June 30, 2002 over the next five years and thereafter (in millions):

		Amount of Commitment Expiration Per Period

		Remainder of
Commercial Commitments	Payment Total	Current Year	1-3 Years	3-5 Years	After 5 Years

	(in thousands)
Standby letters of credit	$13,426	$13,426	$—	$—	$—
Service and marketing agreements	8,625	1,250	4,875	2,500	—

Total commercial commitments	$22,051	$14,676	$4,875	$2,500	$—

      PayPal believes that, based on current levels of operations and anticipated growth, its cash from operations, together with cash currently available, will suffice to fund its operations for the foreseeable future. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than PayPal expects. However, PayPal may not secure financing when it needs it or it may not secure it on acceptable terms. If PayPal does not raise additional funds when it needs them, it might have to delay, scale back or eliminate expenditures for expansion of its product plans and other strategic initiatives.

Quantitative and Qualitative Disclosures About Market Risk

      PayPal is exposed to market risks related to fluctuations in interest rates on its fixed and variable rate debt. Currently, PayPal does not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities or other types of derivative financial instruments.

      PayPal does not believe that the future market risks related to the above securities will have a material adverse impact on its financial position, results of operations or liquidity.

      To date, all of PayPal’s recognized revenue has been denominated in U.S. dollars. For the six months ended June 30, 2002, PayPal earned approximately 21.0% of its revenue from international markets, which in the future may be denominated in various currencies. As a result, PayPal’s operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar and diverging economic conditions in foreign markets. Although PayPal will continue to monitor its exposure to currency fluctuations and, when appropriate, may use financial hedging techniques to minimize the effect of these fluctuations, PayPal cannot assure you that exchange rate fluctuations will not affect adversely its financial results in the future.

      PayPal uses the U.S. dollar as the functional currency of its system. Senders outside the U.S. fund their PayPal payments from credit card charges, which they must repay to their card issuer in local currency. In addition, for the countries where PayPal customers can withdraw their funds to local bank accounts, PayPal must hold funds in Canadian dollars, British pounds, euros, Australian dollars, New Zealand dollars, Singapore dollars, Japanese yen, Mexican pesos, Swedish krona, Danish krone, Norwegian krone, and Hong Kong dollars to fund such withdrawals. Some of the revenues PayPal generates outside the U.S. are subject therefore to unpredictable and indeterminate fluctuations if the values of international currencies change relative to the U.S. dollar.

      Other than its fixed and variable rate debt, PayPal currently does not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. PayPal’s revenue from interest on funds held for others and interest income on its invested corporate capital is sensitive to changes in the general level of interest rates and any declines of interest rates over time would reduce its revenues and interest income from its portfolio.

Inflation and Foreign Currency Risk

      Inflation has not had a significant impact on PayPal’s operations during the periods covered by the accompanying consolidated financial statements. Additionally, foreign exchange risk does not pose a significant threat to PayPal because it sets the dollar-to-local currency conversion rate for international withdrawals at a rate that is designed to cover its intra-day risks of holding foreign currencies. If inflation increases, if foreign currency fluctuations make it less attractive for international customers to make payments in U.S. dollars, or if PayPal does not properly manage its exposure to the foreign currencies that it holds, its business, financial condition and results of operations could suffer. The difficulty of managing its foreign currency exposure will increase if PayPal implements its plans to offer customers the ability to send and receive payments in multiple currencies.

Effect of Recent Accounting Changes

Goodwill and Other Intangibles

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and other intangibles that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may require remeasurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required. Initial impairment losses arising upon adoption of SFAS No. 142 are to be reported as resulting from a change in accounting principle. PayPal adopted SFAS 142 on January 1, 2002. See Note 8 for disclosure of the effects of adopting SFAS 142.

Accounting for the Impairment or Disposal of Long-Lived Assets

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The provisions of SFAS 144 address the financial accounting and reporting for impairment of long-lived assets. PayPal adopted SFAS 144 on January 1, 2002 and the adoption of this standard did not have a significant impact on the financial position or results of operations.

Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products

      Effective January 1, 2002, PayPal adopted the provisions of Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” pursuant to the implementation requirements stated therein. PayPal’s adoption of EITF 01-09 resulted in a change of method of accounting for certain incentive offerings.

      The effect of adopting EITF 01-09 resulted in a reduction in both revenues and selling, general and administrative expense by $851,000 in the six months ended June 30, 2002. PayPal has adjusted its results for the years ended December 31, 2000 and 2001 and reduced revenues and selling, general and administrative expense accordingly. The impact of the adoption of EITF 01-09 was a reduction in both revenues and selling, general and administrative expense of $519,000, $1.9 million and $1.1 million for the six months ended June 30, 2001 and the years ended December 31, 2000 and 2001, respectively.

Costs Associated with Exit or Disposal Activities

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and states that an entity’s commitment to exit plan, by itself, does not create a present obligation that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability.

      The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. PayPal does not expect the adoption of SFAS No. 146 to have a material impact upon its financial position, cash flows or results of operations.

Principal Stockholders of PayPal

      The following table presents information concerning the beneficial ownership of the shares of PayPal common stock as of June 30, 2002, by:

•	each person PayPal knows to be the beneficial owner of 5% or more of its outstanding shares of common stock;

•	each of PayPal’s executive officers set forth in the table on page 126;

•	each of PayPal’s directors; and

•	all of the executive officers and directors of PayPal as a group.

      Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, PayPal believes that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 60,708,361 shares of common stock outstanding as of June 30, 2002, which, in each case, includes 2,912,327 shares of common stock outstanding that are subject to repurchase by PayPal. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2002, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each officer or director listed below is c/o PayPal, Inc., 303 Bryant Street, Mountain View, California 94041.

	Number of
	Shares	Percentage of
	Beneficially	Shares
Name and Address of Beneficial Owner	Owned	Outstanding

Peter A. Thiel(1)(21)	2,266,657	3.7%
Max R. Levchin(2)(21)(22)(23)	1,383,692	2.3%
David O. Sacks(3)(21)(22)(24)	278,674	*
Reid G. Hoffman(4)(21)(22)(24)	326,293	*
Roelof F. Botha(5)(21)(23)	115,625	*
James E. Templeton(6)(21)(22)(24)	204,998	*
Jack R. Selby(7)(21)(24)	181,549	*
Sandeep Lal(8)(20)(24)	95,000	*
Todd R. Pearson(9)(21)	90,000	*
Bill H. Harris(20)	703,125	1.2%
H. David Johnson(21)	169,844	*
eBay Inc.(10)	17,051,187	28.1%
2145 Hamilton Avenue San Jose, California 95125
Entities Affiliated with Sequoia Capital(11)(20)(22)	5,340,908	8.8%
3000 Sand Hill Road Building 4, Suite 280 Menlo Park, CA 94025

	Number of
	Shares	Percentage of
	Beneficially	Shares
Name and Address of Beneficial Owner	Owned	Outstanding

Nokia Ventures, L.P.(21)(23)	4,807,491	7.9%
545 Middlefield Road, Suite 210 Menlo Park, CA 94025
Entities Affiliated with Clearstone Venture Partners(13)(21)	3,417,606	5.6%
2500 Sand Hill Road, Suite 205 Menlo Park, CA 94025
Entities Affiliated with Madison Dearborn Partners(14)(21)(23)	2,727,271	4.5%
Three First National Plaza, Suite 3800 Chicago, IL 60602
Elon R. Musk(15)(21)(22)(24)	6,511,378	10.7%
Michael J. Moritz(16)(21)	5,350,630	8.8%
John A. Malloy(17)(21)	4,817,213	7.9%
Timothy M. Hurd(18)(21)	2,736,993	4.5%
Shailesh J. Mehta(19)(21)(24)	3,611	*
John C. Dean(20)(21)	11,111	*
All directors, officers and key employees as a group (19 persons)	24,469,049	40.3%

(1)	Includes 903,507 shares of restricted stock subject to repurchase as of June 30, 2002. All such shares are subject to the transfer restrictions described above under “Other Material Agreements Relating to the Merger — Stockholders Agreements — Transfer Restrictions.” Also includes 363,783 shares of common stock held of record by Thiel Capital International, LLC. Approximately one-half of such shares are subject to the transfer restrictions described above under “Other Material Agreements Relating to the Merger — Stockholders Agreements — Transfer Restrictions.” The remaining one-half may be sold by such stockholder at any time prior to the effective time of the merger, subject to applicable securities laws. Mr. Thiel is the managing member of Thiel Capital Management, LLC, which is the managing member of Thiel Capital International, LLC. Mr. Thiel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the fund. On January 18, 2002, PayPal granted Mr. Thiel an option to purchase 625,000 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table. Mr. Thiel has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 2,084,676 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Thiel.

(2)	Includes 509,757 shares of restricted stock subject to repurchase as of June 30, 2002, in addition to a stock option grant for 450,000 shares vesting over 4 years. On January 18, 2002, PayPal granted Mr. Levchin an option to purchase 625,000 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table. Mr. Levchin has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 1,383,692 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Levchin.

(3)	Includes 175,549 shares of restricted stock subject to repurchase as of June 30, 2002. On January 18, 2002, PayPal granted Mr. Sacks an option to purchase 325,118 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table. In January 2002, Mr. Sacks transferred his shares to DS PPI LLC. Mr. Sacks remains the beneficial owner of the shares transferred to this entity. Mr. Sacks has sole dispositive power over all of the shares of which he is the beneficial owner, and he has shared voting power with

eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Sacks.

(4)	In January 2002, PayPal granted Mr. Hoffman options to purchase 150,000 shares of its common stock, of which 87,500 are exercisable within 60 days of June 30, 2002, and therefore are included in this table. Mr. Hoffman has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 238,793 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Hoffman.

(5)	Includes 27,603 shares of restricted stock subject to repurchase as of June 30, 2002. Includes 40,107 outstanding options exercisable within 60 days of June 30, 2002. On January 18, 2002, PayPal granted Mr. Botha an option to purchase 179,159 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table. Mr. Botha has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 37,759 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Botha.

(6)	Includes 45,183 shares of restricted stock subject to repurchase as of June 30, 2002. Includes 25,000 outstanding options exercisable within 60 days of June 30, 2002. On January 18, 2002, PayPal granted Mr. Templeton an option to purchase 74,303 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table. Mr. Templeton has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 88,103 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Templeton.

(7)	Includes 161,549 outstanding options exercisable within 60 days of June 30, 2002. On January 18, 2002, PayPal granted Mr. Selby an option to purchase 67,337 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table.

(8)	Includes 25,000 outstanding options exercisable within 60 days of June 30, 2002. Includes 24,349 shares of restricted stock subject to repurchase as of June 30, 2002.

(9)	Includes 51,565 shares of restricted stock subject to repurchase as of June 30, 2002. On January 18, 2002, PayPal granted Mr. Pearson an option to purchase 38,058 shares of its common stock, none of which are exercisable within 60 days of June 30, 2002, and therefore are not included in this table.

(10)	Based upon a Schedule 13D filed by eBay Inc. on July 17, 2002, eBay has shared voting power with respect to all such shares and no dispositive power with respect to any such shares. eBay may be deemed to beneficially own such shares as a result of the Stockholder Agreements described on page 97 of this proxy statement/ prospectus. eBay expressly disclaims any such beneficial ownership.

(11)	Represents 3,990,193 shares of common stock held of record by Sequoia Capital IX, 736,511 shares of common stock held of record by Sequoia Capital IX Principals Fund and 614,204 shares of common stock held of record by Sequoia Capital Entrepreneurs Fund. Sequoia Capital IX has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 1,995,096 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. Sequoia Capital IX Principals Fund has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 368,255 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. Sequoia Capital Entrepreneurs Fund has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 307,102 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Sequoia Capital IX, Sequoia Capital IX Principals Fund and Sequoia Capital Entrepreneurs Fund.

(12)	Nokia Ventures, L.P. has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 2,403,745 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Nokia Ventures, L.P.

(13)	Represents 3,002,368 shares of common stock held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, 102,527 shares of common stock held by Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and 312,711 shares of common stock held by Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P.

(14)	Represents 2,654,690 shares of common stock held by Madison Dearborn Capital Partners III, L.P., 58,945 shares of common stock held by Madison Dearborn Special Equity III, L.P. and 13,636 shares of common stock held by Special Advisors Fund I, LLC. Madison Dearborn Capital Partners III, L.P. has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 1,334,164 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. Madison Dearborn Special Equity III, L.P. has sole voting and dispositive power over all of the shares of which it is the beneficial owner, except for 29,472 shares, over which it has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P.

(15)	On January 18, 2002, PayPal granted Mr. Musk an option to purchase 50,000 shares of its common stock, 9,722 of which are exercisable within 60 days of June 30, 2002. Mr. Musk has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 6,501,656 shares, over which he has shared voting with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Musk.

(16)	Consists of the shares listed in footnote 11 above. Mr. Moritz is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund. Mr. Moritz disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. On January 18, 2002, PayPal granted Mr. Moritz an option to purchase 50,000 shares of its common stock, 9,722 of which are exercisable within 60 days of June 30, 2002. Mr. Moritz has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 2,670,453 shares over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Moritz.

(17)	Represents 4,807,491 shares of common stock held of record by Nokia Ventures, L.P. Mr. Malloy is a partner of NVI, LLC, which is the general partner of Nokia Ventures, L.P., a Delaware limited partnership. Mr. Malloy disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. On January 18, 2002, PayPal granted Mr. Malloy an option to purchase 50,000 shares of its common stock, 9,722 of which are exercisable within 60 days of June 30, 2002. Mr. Malloy has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 2,403,745 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Malloy.

(18)	Consists of the shares listed in footnote 14 above. Mr. Hurd is a managing director at Madison Dearborn Partners, LLC. Madison Dearborn LLC is the general partner of Madison Dearborn Partners L.P., the sole general partner of Madison Dearborn Capital Partners III, L.P. and of Madison Dearborn Special Equity III, L.P., and is the managing member of Special Advisors Fund I, LLC. Mr. Hurd disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named funds. On January 18, 2002, PayPal granted Mr. Hurd an option to purchase 50,000 shares of its common stock, 9,722 of which are exercisable within 60 days of June 30, 2002. Mr. Hurd has sole voting and dispositive power over all of the shares of which he is the beneficial owner, except for 2,670,453 shares, over which he has shared voting power with eBay pursuant to the Stockholders Agreement. eBay disclaims beneficial ownership over the shares held by Mr. Hurd.

(19)	In December 2001, PayPal granted Mr. Mehta an option to purchase 50,000 shares of its common stock, 3,611 of which are exercisable within 60 days of June 30, 2002.

(20)	In December 2001, PayPal granted Mr. Dean an option to purchase 50,000 shares of its common stock, 11,111 of which are exercisable within 60 days of June 30, 2002.

(21)	All such shares are subject to a lock-up agreement entered into in connection with PayPal’s initial public offering. See “Risk Factors — Risks Related to the Merger — As a PayPal Stockholder, If the Merger is Completed, You Will Receive 0.39 of a Share of eBay Common Stock for Each Share of PayPal Common Stock Despite Changes in the Market Value of PayPal Common Stock or eBay Common Stock”.

(22)	All such shares are subject to the transfer restrictions described above under “Other Material Agreements Relating to the Merger — Stockholders Agreements — Transfer Restrictions”.

(23)	Approximately one-half of such shares are subject to the transfer restrictions described above under “Other Material Agreements Relating to the Merger — Stockholders Agreements — Transfer Restrictions”. The remaining one-half may be sold by such stockholder at any time prior to the effective time of the merger, subject to applicable securities laws.

(24)	All such shares are subject to a lock-up agreement entered into in connection with PayPal’s secondary offering. See “Risk Factors — Risks Related to the Merger — As a PayPal Stockholder, If the Merger is Completed, You Will Receive 0.39 of a Share of eBay Common Stock for Each Share of PayPal Common Stock Despite Changes in the Market Value of PayPal Common Stock or eBay Common Stock”.

Comparison of Stockholder Rights

      As a result of the merger, holders of PayPal common stock will become holders of eBay common stock. The following is a summary of some of the material differences between the rights of holders of PayPal common stock and the rights of holders of eBay common stock.

      The following summary does not purport to be a complete statement of the rights of holders of eBay common stock and PayPal common stock. You should also refer to the Delaware General Corporation Law and the certificates of incorporation and bylaws of eBay and PayPal.

      PayPal stockholders’ rights are currently governed by PayPal’s charter and bylaws and applicable provisions of the Delaware General Corporation Law. eBay stockholders’ rights are currently governed by eBay’s charter and bylaws and the same provisions of the Delaware General Corporation Law.

      Because PayPal and eBay are both organized under the laws of the state of Delaware, any differences in your rights as a stockholder of PayPal and eBay will arise solely from differences in the charters and bylaws of PayPal and eBay rather than from differences of law. The following summary highlights important similarities and differences between the rights of current holders of eBay common stock and current holders of PayPal common stock. This summary does not purport to be a complete discussion of the charters and bylaws of PayPal and eBay. It is qualified in its entirety by these documents, copies of which are on file with the SEC.

Capitalization

      The total authorized shares of capital stock of PayPal consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

      The PayPal board of directors is authorized to issue preferred stock from time to time in one or more series and to determine and fix dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences, any other designations, preferences and relative, participating, option or other special rights, and any qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock.

      The total authorized shares of capital stock of eBay consist of 900,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

      eBay’s board of directors’ right to issue preferred stock is similar to the right of the PayPal board to issue preferred stock. The eBay board of directors, without stockholder approval, can issue eBay preferred stock and can determine and fix voting, dividend, liquidation, redemption, conversion or other rights of those shares.

Voting Rights

      Each holder of PayPal and eBay common stock is entitled to one vote for each share. Elections of directors are determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

      Under Delaware law, unless the corporation’s certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. Neither PayPal’s nor eBay’s certificate of incorporation provides for cumulative voting.

Number of Directors

      PayPal’s bylaws fix the authorized number of directors at eight. PayPal’s board of directors or stockholders may change the authorized number of directors by amending the bylaws.

      Subject to change by either an amendment to the bylaws by eBay’s board of directors or its stockholders or by a resolution of the board of directors, eBay’s bylaws fix the initial authorized number of directors at five. Pursuant to a board resolution, eBay’s board is currently comprised of seven directors.

Classified Board of Directors

      A classified board is one to which some, but not all, of the directors are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Currently, eBay and PayPal each have a classified board under which one-third of its directors are elected each year for a term of three years.

Removal of Directors

      Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the directors, except that (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

      PayPal’s bylaws provide that any director or the entire board of directors may be removed, only with cause, by the holders of a majority of the shares entitled to vote at an election of directors. eBay’s bylaws provide that subject to the rights of any holders of preferred stock then outstanding and the certificate of incorporation, any director or the entire board of directors may be removed, with cause, by the holders of a majority of the shares then entitled to vote at an election of directors. In addition, no director nor the entire board of directors may be removed without cause.

      PayPal’s and eBay’s certificates of incorporation and bylaws provide that no decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

Vacancies and Newly Created Directorships

      PayPal’s certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director, and not by the stockholders.

      eBay’s certificate of incorporation provides that subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause may be filled (1) by a majority of the directors, although less than a quorum, or (2) by a sole remaining director, unless the board determines by resolution that such vacancy or newly created directorship shall be filled by the stockholders. eBay’s bylaws provide that subject to the rights of any holders of preferred stock then outstanding and eBay’s certificate of incorporation as then in effect, any vacancy occurring in the board of directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, shall, unless the board of directors determines by resolution that such vacancy or newly created directorship shall be filled by the stockholders, be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Stockholder Nomination of Directors

      PayPal’s bylaws allow stockholders who are entitled to vote for the election of directors at the stockholders meeting to nominate candidates for election to PayPal’s board of directors, provided that the stockholder complies with the notice procedures set forth in the bylaws. Nominations must be made pursuant to timely notice in writing to PayPal’s secretary.

      Under PayPal’s bylaws, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of PayPal:

•	in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholders to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the meeting was mailed or public disclosure was made; and

•	in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made.

The bylaws also set forth the content requirements for the notice.

      eBay’s bylaws also allow stockholders to nominate directors provided that the stockholder complies with the notice provisions set forth in the bylaws. The stockholder must give timely notice of the nomination in writing to eBay’s secretary, in addition to complying with content requirements for the notice.

      To be timely, in the case of an annual meeting, a stockholder’s notice must be delivered to eBay’s secretary at eBay’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting, except that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by eBay.

      Nominations of directors may be made by stockholders at a special meeting, provided that the eBay board has determined that directors will be elected at the meeting. In the case of a special meeting, notice must be given not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 60th day prior to the meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at the meeting.

      In the event that the number of directors to be elected to the eBay board is increased and there is no public announcement by eBay naming all of the nominees for director or specifying the size of the increased board at least 70 days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than 30 days before or 60 days after such anniversary date, at least 70 days prior to such annual meeting), a stockholder’s notice required by the bylaws will also be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to eBay’s secretary at the principal executive office of eBay not later than the close of business on the 10th day following the day on which such public announcement is first made by eBay.

Advance Notice of Stockholder Proposals

      PayPal’s and eBay’s bylaws provide that for business to be properly brought before an annual stockholders meeting, the stockholder must give timely notice in writing to the secretary of the corporation. The notice must also comply with the content requirements in PayPal’s and eBay’s bylaws, as applicable.

Power to Call Special Meetings of Stockholders

      Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to PayPal’s certificate of incorporation and bylaws, only the board of directors, a majority of the members of the board of directors, or a committee of the board of directors that has been given the requisite power, has the ability to call a special meeting of the stockholders. Pursuant to eBay’s certificate of incorporation and bylaws, only the chairman of the board, the chief executive officer, or the board of directors pursuant to a resolution adopted by a majority of the total authorized directors may call a special meeting of the stockholders.

Action by Stockholders Without a Meeting

      PayPal’s certificate of incorporation provides that stockholders may not take action by written consent. In addition, PayPal’s bylaws provide that any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may not be taken by written consent.

      eBay’s certificate of incorporation provides that any action required or permitted to be taken by the stockholders may not be taken by written consent.

Delaware Takeover Law

      eBay and PayPal are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such party became an interested stockholder, unless specified conditions are met. With some exceptions, an interested person is one who owns, individually or as part of a group, 15% or more of a corporation’s outstanding voting stock.

Amendment of Charter Documents

      Generally, under Delaware law, an amendment to a corporation’s certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of their class, increase or decrease the par value of the shares of their class, or alter or change the powers, preferences or special rights of the shares of their class in a way that affects them adversely.

      PayPal’s certificate may be amended, altered, repealed or rescinded in any manner now or hereafter prescribed by Delaware law; however, neither any amendment nor repeal of Article IX of the certificate of incorporation relating to indemnification and liability, nor the adoption of any provision of the amended and restated certificate of incorporation inconsistent with Article IX may eliminate or reduce the effect of Article IX in respect of any event occurring prior to any amendment, repeal or adoption of an inconsistent provision. In addition, no amendment, alteration, change or repeal may be made to the articles relating to amendment of the bylaws, directors, stockholder action, indemnification or amendment of the certificate without the affirmative vote of at least 66 2/3% of the outstanding voting stock, voting together as a single class.

      PayPal’s certificate of incorporation provides that PayPal’s board is authorized to make, alter or repeal the bylaws. PayPal’s certificate of incorporation also provides that the bylaws may be rescinded, altered, amended or repealed in any respect by 66 2/3% of the outstanding voting stock, voting together as a single class. PayPal’s bylaws provide that the original or other bylaws of PayPal may be adopted, amended or repealed by the stockholders entitled to vote, except that PayPal may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors; however, the fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal the bylaws.

      eBay’s certificate may be amended, altered or repealed or rescinded in any manner now or hereafter prescribed by Delaware law. In addition, eBay’s certificate requires that neither any amendment nor repeal of Article VII of the certificate relating to indemnification, nor the adoption of any provision of the amended and restated certificate of incorporation inconsistent with Article VII, may eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of the amendment, repeal or adoption of the inconsistent provision.

      eBay’s bylaws may be adopted, amended or repealed by the board of directors or by stockholders holding at least 66 2/3% of eBay’s outstanding voting stock. In addition, eBay’s bylaws require that neither any amendment, repeal nor modification of Article VI relating to indemnification may adversely affect any right or protection conferred on a person pursuant to Article VI and existing at the time of such amendment, repeal or modification.

Indemnification

      PayPal’s and eBay’s certificates of incorporation authorize each respective corporation to indemnify directors and officers to the fullest extent permitted by law. Under Delaware law, a corporation may not limit directors’ or officers’ liability for the following:

•	breaches of a director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemption; or

•	transactions in which the director or officer received an improper personal benefit.

      PayPal’s bylaws provide that PayPal will, to the maximum extent and in the manner permitted by the Delaware General Corporation law, indemnify each of its directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. In addition, PayPal has the power to indemnify each of its employees and agents, other than directors and officers, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. The indemnification provided for is not deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that additional rights to indemnification are authorized in the certificate of incorporation. According to PayPal’s bylaws, expenses incurred in defending any action or proceeding for which indemnification is required or permitted pursuant to the certain sections of the bylaws will be paid by PayPal in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized by the bylaws.

      eBay’s certificate of incorporation also authorizes eBay to provide indemnification of, and advancement of expenses to, agents and any other persons to which Delaware law permits eBay to provide indemnification to the fullest extent permitted by applicable law. eBay’s bylaws also authorize eBay’s board of directors to cause eBay to enter into indemnification contracts with any director, officer, employee or agent of eBay, among others, providing for indemnification rights that are greater than those provided for in the bylaws.

      eBay’s bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, by reason of the fact that he or she, is or was a director or officer of eBay or of certain reincorporated predecessors as a director, officer or employee of certain other entities will be indemnified and held harmless by eBay to the fullest extent permitted by the

Delaware General Corporation Law, against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith. eBay’s bylaws provide that eBay will indemnify any director or officer in connection with a proceeding initiated by that director or officer only if the proceeding was authorized by the board of directors. In addition, eBay’s bylaws provide that any right conferred on any person in the article relating to indemnification is not exclusive of any other right that such person may have or thereafter acquire under any statute, provision of the certificate of incorporation, bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. eBay’s bylaws also provide that eBay will pay all expenses incurred by such a director or officer in defending any such proceeding as they are incurred in advance of its final disposition, except that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such proceeding will be made only upon delivery to eBay of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified. In addition, eBay will not be required to advance any expenses to a person against whom eBay directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to eBay, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

      PayPal’s bylaws provide that PayPal may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, whether or not the corporation would have the power to indemnify such person under Delaware law.

Stockholders Rights Plan

      Neither PayPal nor eBay has a stockholders rights plan.

Validity of eBay Common Stock

      The validity of the shares of eBay common stock offered hereby will be passed upon for eBay by Sullivan & Cromwell, Palo Alto, California. Certain tax matters relating to the merger will be passed upon for PayPal by Kirkland & Ellis, Chicago, Illinois. See “The Merger — Material Federal Income Tax Consequences” on page 78. Some partners of Kirkland & Ellis, through an investment partnership, beneficially own 63,636 shares of PayPal common stock, which constitutes approximately 0.1% of PayPal common stock as of July 31, 2002, and may freely sell such shares of PayPal common stock beginning on August 14, 2002, subject to applicable securities laws.

Experts

      The financial statements of eBay incorporated in this proxy statement/prospectus by reference to eBay’s Annual Report on Form 10-K for year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of PayPal as of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 and for the period from March 8, 1999 (inception) to December 31, 1999 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Confinity, Inc. as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from December 3, 1998 (inception) to December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Future PayPal Stockholder Proposals

      As a result of the pending merger, PayPal does not currently intend to hold an annual meeting of stockholders in 2003. However, PayPal is holding a special meeting as contemplated by this proxy statement/prospectus. If the merger is approved at the special meeting and is consummated, PayPal will no longer have any public stockholders and there will be no public participation in any future meetings of PayPal stockholders. However, if the merger is not approved at the special meeting or is not consummated, PayPal stockholders will continue to be entitled to attend and participate in stockholder meetings and PayPal anticipates that a 2003 annual meeting of stockholders would be held sometime in April 2003. Any PayPal stockholder intending to submit a proposal for inclusion in PayPal’s proxy statement and form of proxy relating to the 2003 annual meeting of stockholders, in the event that such meeting is held, must submit their proposals in accordance with the requirements of Rule 14a-8 promulgated under the Exchange Act. For any proposal that is not submitted for inclusion in PayPal’s proxy statement for its 2003 annual meeting, but is instead sought to be presented directly at the annual meeting, stockholders must comply with the notice requirements and procedures outlined in PayPal’s bylaws. PayPal has filed its bylaws with, and a copy of its bylaws can be obtained from, the SEC.

Where You Can Find More Information

      eBay and PayPal are reporting companies and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. eBay’s and PayPal’s SEC filings are also available at the SEC’s website at “http://www.sec.gov.” In addition, you can read and copy eBay’s and PayPal’s SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 “K” Street, Washington, D.C. 20006.

      eBay has filed with the SEC a Registration Statement on Form S-4 under the Exchange Act with respect to the shares of eBay stock to be issued pursuant to the merger agreement.

      The SEC allows eBay to “incorporate by reference” information into this proxy statement/prospectus, which means that eBay can disclose important information to you by referring you to another document filed separately with the SEC. Statements contained in this proxy statement/prospectus or in any document incorporated by reference in this proxy statement/prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. The information incorporated by reference is deemed to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that eBay has previously filed with the SEC. These documents contain important information about eBay and its finances.

      The following documents, which were filed by eBay with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	eBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, including the information incorporated by reference from eBay’s definitive proxy statement relating to eBay’s annual meeting of stockholders;

•	eBay’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

•	eBay’s Current Reports on Form 8-K filed on July 8, 2002, July 11, 2002, July 12, 2002 and July 26, 2002; and

•	the description of eBay common stock contained in eBay’s Registration Statement on Form 8-A filed on August 20, 1998, and any amendment or report for the purpose of updating such description.

      eBay is also incorporating by reference additional documents that eBay filed with the SEC between the date of this proxy statement/prospectus and the date of the special meeting.

      eBay has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to eBay and PayPal has supplied all such information relating to PayPal.

      Documents incorporated by reference are available from eBay without charge, excluding all exhibits unless eBay has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from eBay at the following address:

eBay Inc.

Attention: Investor Relations
2145 Hamilton Avenue
San Jose, California 95125
investorrelations@eBay.com
(408) 376-7400

      If you would like to request documents from eBay, please do so by                     , 2002 in order to receive them before the special meeting.

      You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger agreement. eBay and PayPal have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders of PayPal nor the issuance of eBay stock in the merger shall create any implication to the contrary.

PAYPAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PayPal, Inc.
Report of PricewaterhouseCoopers LLP, independent accountants	F-2
Consolidated balance sheets at December 31, 2000 and 2001, and at June 30, 2002 (unaudited)	F-3

Consolidated statements of operations for March 8, 1999 (inception) to December 31, 1999, the years ended December 31, 2000 and 2001, and the six months ended June 30, 2001 (unaudited) and 2002 (unaudited)
F-4

Consolidated statements of mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) for March 8, 1999 (inception) to December 31, 1999, the years ended December 31, 2000 and 2001, and the six months ended June 30, 2002 (unaudited)
F-5

Consolidated statements of cash flows for March 8, 1999 (inception) to December 31, 1999, the years ended December 31, 2000 and 2001, and the six months ended June 30, 2001 (unaudited) and 2002 (unaudited)
F-7
Notes to consolidated financial statements	F-9
Confinity, Inc.
Report of PricewaterhouseCoopers LLP, independent accountants	F-47
Balance sheets at December 31, 1998 and 1999, and at March 30, 2000 (unaudited)	F-48

Statements of operations for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and for December 3, 1998 (inception) to March 30, 2000 (unaudited)
F-49

Statements of mandatorily redeemable convertible preferred stock and stockholders’ equity/(deficit) for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000 (unaudited)
F-50

Statements of cash flows for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and December 3, 1998 (inception) to March 30, 2000 (unaudited)
F-51
Notes to financial statements	F-52

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

PayPal, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of PayPal, Inc. (the “Company”) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 and for the period from March 8, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 12, 2002

PAYPAL, INC.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31,
			June 30,
	2000	2001	2002

			(unaudited)
Assets
Cash and cash equivalents-corporate	$47,065	$5,760	$68,403
Cash and cash equivalents-customer accounts	61,215	139,203	33,911
Short-term investment securities-corporate	5,031	8,498	800
Short-term investment securities-customer accounts	6,831	—	—
Restricted cash and investment securities-short-term	3,976	19,303	22,947
Funds receivable	11,271	32,074	54,106
Other receivables	2,483	920	4,054
Prepaid expenses and other current assets	910	5,419	3,784

Total current assets	138,782	211,177	188,005
Long-term investment securities-corporate	—	17,095	41,988
Long-term investment securities-customer accounts	—	5,032	—
Restricted cash and investment securities-long-term	—	11,869	7,657
Fixed assets, net	10,398	15,857	21,021
Goodwill and other intangibles, net	82,087	16,415	15,552
Other assets	530	1,132	1,020

Total assets	$231,797	$278,577	$275,243

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Due to customers	$82,786	$174,763	$70,087
Funds payable	6,721	4,459	16,077
Reserve for transaction losses	4,900	7,233	7,384
Accounts payable and accrued liabilities	8,799	6,975	12,819
Current portion of capital leases and other liabilities	173	2,222	2,133

Total current liabilities	103,379	195,652	108,500
Long-term portion of capital leases and other liabilities	230	3,013	6,526

Total liabilities	103,609	198,665	115,026

Mandatorily redeemable convertible preferred stock, par value $0.001: 193,285, 197,869 and 10,000 shares authorized at December 31, 2000 and 2001 and June 30, 2002, respectively; 156,700, 173,421 and 0 shares issued and outstanding at December 31, 2000 and 2001 and June 30, 2002, respectively	241,641	279,224	—
Commitments and contingencies (Notes 19, 22 and 23)
Stockholders’ equity (deficit):
Common stock, par value $0.001: 150,000 shares authorized; 9,328, 11,077 and 60,671 issued and outstanding at December 31, 1999 and 2000 and June 30, 2002; respectively	9	11	61
Additional paid in capital	69,825	113,033	466,248
Non-cash deferred stock-based compensation	(8,597)	(26,676)	(23,039)
Stockholder notes	(565)	(2,403)	(1,960)
Accumulated other comprehensive loss	—	—	424
Accumulated deficit	(174,125)	(283,277)	(281,517)

Total stockholders’ equity (deficit)	(113,453)	(199,312)	160,217

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$231,797	$278,577	$275,243

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	March 8, 1999	Years Ended		Six Months Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

				(unaudited)
Transaction and other fees	$—	$6,547	$99,952	$31,629	$102,062
Interest on funds held for others	—	2,046	3,763	2,063	471
Service agreement revenues	—	3,938	—	—	—

Total revenues	—	12,531	103,715	33,692	102,533

Transaction processing expenses	—	25,093	47,589	19,413	35,322
Provision for transaction losses	—	11,028	14,760	5,540	13,114
Customer service and operations(1)	230	15,754	30,636	14,280	20,410
Product development(1)	483	4,419	8,819	4,143	6,344
Selling, general and administrative(1)	3,691	33,021	21,357	10,660	12,766
Stock-based compensation	354	5,825	26,277	6,183	8,034
Amortization of goodwill and other intangibles	124	49,313	65,661	32,830	864
Service agreement costs and termination expenses	—	41,142	—	—	—
Non-recurring charges	—	—	—	—	5,534

Total operating expenses	4,882	185,595	215,099	93,049	102,388

Income (loss) from operations	(4,882)	(173,064)	(111,384)	(59,357)	145
Interest and other income (expense), net	263	3,558	3,582	2,449	1,871

Income (loss) before income taxes	(4,619)	(169,506)	(107,802)	(56,908)	2,016
Provision for income taxes	—	—	—	—	256

Net income (loss)	$(4,619)	$(169,506)	$(107,802)	$(56,908)	$1,760

Net income (loss) per share:
Basic	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.04

Diluted	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.03

Shares used in calculating net income (loss) per share:
Basic	382	3,230	6,660	5,807	45,078

Diluted	382	3,230	6,660	5,807	61,840

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$66	$213	$1,781	$619	$1,124
Product development	138	915	7,788	775	2,191
Selling, general and administrative	150	4,697	16,708	4,789	4,719

Total	$354	$5,825	$26,277	$6,183	$8,034

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS)

			Stockholders’ Equity (Deficit)
	Mandatorily Redeemable
	Convertible Preferred					Non-Cash		Accumulated		Total
	Stock		Common Stock		Additional	Deferred		Other		Stockholders’
					Paid-In	Stock-based	Stockholder	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Notes	Loss	Deficit	(Deficit)

Date of Inception
Issuance of Series A mandatorily redeemable convertible preferred stock for cash and intangible assets, net of issuance costs of $51	38,850	$12,899	—	$—	$—	$—	$—	$—	$—	$—
Issuance of Series B mandatorily redeemable convertible preferred stock, net of issuance costs of $15	6,105	2,892	—	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	6,006	6	3,032	(2,745)	—	—	—	293
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	147	—	—	—	147
Issuance of restricted common stock to non- employees in exchange for services	—	—	131	—	66	(63)	—	—	—	3
Amortization of non-cash deferred stock-based compensation associated with non-cash deferred stock-based compensation from sales of restricted common stock to non-employees	—	—	—	—	—	63	—	—	—	63
Repurchase of restricted common stock from an officer	—	—	(2,750)	(3)	(67)	—	—	—	—	(70)
Issuance of stock options to employees at below fair value	—	—	—	—	499	(499)	—	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	59	—	—	—	59
Issuance of stock options to non-employees in exchange for services	—	—	—	—	1	(1)	—	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non- employees in exchange for services	—	—	—	—	—	—	—	—	—	—
Issuance of warrants in exchange for services	—	—	—	—	85	(85)	—	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	85	—	—	—	85
Stockholder notes issued for restricted common stock	—	—	1,009	1	138	—	(139)	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,619)	(4,619)

Balance at December 31, 1999	44,955	15,791	4,396	4	3,754	(3,039)	(139)	—	(4,619)	(4,039)
Issuance of Series B mandatorily redeemable convertible preferred stock	21,000	10,003	—	—	—	—	—	—	—	—
Issuance of Series C mandatorily redeemable convertible preferred stock, net of issuance costs of $96	36,364	99,904	—	—	—	—	—	—	—	—
Issuance of Series D mandatorily redeemable convertible preferred stock, net of issuance costs of $782	16,119	47,577	—	—	—	—	—	—	—	—
Issuance of equity pursuant to merger:
Series AA mandatorily redeemable convertible preferred stock	5,052	7,730	—	—	—	—	—	—	—	—
Series BB mandatorily redeemable convertible preferred stock	24,248	37,452	—	—	—	—	—	—	—	—
Series CC mandatorily redeemable convertible preferred stock	18,523	30,249	—	—	—	—	—	—	—	—
Common stock	—	—	6,372	6	38,607	—	—	—	—	38,613
Warrants assumed	—	—	—	—	8,480	—	—	—	—	8,480
Options assumed	—	—	—	—	7,182	—	—	—	—	7,182
Issuance of restricted common stock to employees at below fair value	—	—	—	—	218	(218)	—	—	—	—
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	344	—	—	—	344
Issuance of stock options to employees at below fair value	—	—	—	—	11,079	(9,508)	—	—	—	1,571
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	1,904	—	—	—	1,904
Issuance of stock options to non-employees in exchange for services	—	—	—	—	207	(207)	—	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non- employees in exchange for services	—	—	—	—	—	207	—	—	—	207
Repurchase of restricted Series B mandatorily redeemable convertible preferred stock from an officer	(18,813)	(8,961)	—	—	—	—	—	—	—	—
Reassignment of rights to Series B mandatorily redeemable convertible preferred stock to an officer	3,149	1,890	—	—	3,369	(3,369)	(389)	—	—	(389)
Amortization of non-cash deferred stock-based compensation associated with rights to purchase Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	3,369	—	—	—	3,369
Repurchase of restricted common stock from an officer	—	—	(1,615)	(1)	(3,088)	1,920	—	—	—	(1,169)
Exercise of stock options	—	—	175	—	23	—	—	—	—	23
Exercise of warrants	6,103	6	—	—	(6)	—	—	—	—	(6)
Stockholders’ notes assumed in merger	—	—	—	—	—	—	(37)	—	—	(37)
Net loss	—	—	—	—	—	—	—	—	(169,506)	(169,506)

Balance at December 31, 2000	156,700	241,641	9,328	9	69,825	(8,597)	(565)	—	(174,125)	(113,453)

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS) (Continued)

			Stockholders’ Equity (Deficit)
	Mandatorily Redeemable
	Convertible Preferred					Non-Cash		Accumulated		Total
	Stock		Common Stock		Additional	Deferred		Other		Stockholders’
					Paid-In	Stock-based	Stockholder	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Notes	Loss	Deficit	(Deficit)

Issuance of Series D mandatorily redeemable convertible preferred stock, net of issuance costs of $451	12,628	37,433	—	—	—	—	—	—	—	—
Repurchase of restricted Series C mandatorily redeemable convertible preferred stock from an officer	(91)	(250)	—	—	—	—	—	—	—	—
Repurchase of restricted Series D mandatorily redeemable convertible preferred stock from an officer	(166)	(500)	—	—	—	—	—	—	—	—
Repurchase of restricted common stock from an officer	—	—	(500)	(1)	(27)	15	13	—	—	—
Repurchase of common stock	—	—	(281)	—	(196)	—	44	—	—	(152)
Issuance of stock options to employees at below fair market value	—	—	—	—	21,553	(21,553)	—	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	9,056	—	—	—	9,056
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	111	—	—	—	111
Issuance of stock options to non-employees in exchange for services	—	—	—	—	328	(328)	—	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non- employees in exchange for services	—	—	—	—	—	240	—	—	—	240
Issuance of shareholders notes in connection with the Liquidity Program	—	—	—	—	10,328	(10,328)	(5,362)	—	—	(5,362)
Exercise of call in connection with the Liquidity Program	(150)	(450)	(398)	—	(4,686)	—	5,362	—	—	676
Amortization of non-cash deferred stock-based compensation associated with Liquidity Program	—	—	—	—	—	10,016	—	—	—	10,016
Issuance of Class A stock in exchange for notes receivable from an officer	4,500	1,350	—	—	12,150	(12,150)	(1,350)	—	—	(1,350)
Deemed dividend on Class A stock	—	—	—	—	1,350	—	—	—	(1,350)	—
Amortization of non-cash deferred stock-based compensation associated with Class A stock	—	—	—	—	—	6,842	—	—	—	6,842
Exercise of stock options	—	—	2,928	3	2,396	—	(545)	—	—	1,854
Issuance of warrants in exchange for services	—	—	—	—	12	(12)	—	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	12	—	—	—	12
Net loss	—	—	—	—	—	—	—	—	(107,802)	(107,802)

Balance at December 31, 2001	173,421	279,224	11,077	11	113,033	(26,676)	(2,403)	—	(283,277)	(199,312)
Issuance of common stock in initial public offering, net of issuance costs of $5,155 (unaudited)	—	—	6,210	6	69,918	—	—	—	—	69,924
Conversion of preferred stock to common stock upon initial public offering (unaudited)	(173,421)	(279,224)	43,355	44	279,180	—	—	—	—	279,224
Repurchase of common stock (unaudited)	—	—	(111)	—	(31)	—	—	—	—	(31)
Issuance of stock options to employees at below fair market value, net of cancellations (unaudited)	—	—	—	—	3,967	(3,967)	—	—	—	—
Amortization of non-cash deferred stock-based compensation (unaudited)	—	—	—	—	—	7,604	—	—	—	7,604
Exercise of stock options and warrants (unaudited)	—	—	140	—	181	—	—	—	—	181
Forgiveness and repayment of stockholder notes (unaudited)	—	—	—	—	—	—	443	—	—	443
Unrealized holding gain on investment securities (unaudited)	—	—	—	—	—	—	—	424	—	424
Net income (unaudited)	—	—	—	—	—	—	—	—	1,760	1,760

Balance at June 30, 2002 (unaudited)	—	$—	60,671	$61	$466,248	$(23,039)	$(1,960)	$424	$(281,517)	$160,217

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	March 8, 1999	Year Ended		Six Months Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

				(unaudited)
Cash flows from operating activities
Net (loss) income	$(4,619)	$(169,506)	$(107,802)	$(56,908)	$1,760
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for transaction losses	—	11,028	14,760	5,540	13,114
Depreciation and amortization of fixed assets	78	2,352	5,571	2,511	4,101
Amortization of goodwill and other intangibles	124	49,313	65,661	32,830	864
Non-cash stock-based compensation	354	5,825	26,277	6,183	8,034
Non-recurring charges	—	—	—	—	5,534
Changes in operating assets and liabilities:
Restricted cash and investments	(150)	(3,826)	(16,232)	(2,072)	568
Funds receivable and other current receivables	(209)	(13,546)	(19,240)	(2,207)	(25,166)
Prepaid expenses and other assets	(805)	(635)	(5,111)	(1,273)	1,730
Due to customers	—	82,786	91,977	25,785	(104,676)
Charge-offs and recoveries to provision for transaction losses	—	(6,128)	(12,427)	(6,404)	(12,963)
Accounts payable and accrued liabilities	1,090	7,709	(1,824)	(1,814)	5,844
Funds payable and other liabilities	—	7,124	(2,430)	7,170	11,188

Net cash (used in) provided by operating activities	(4,137)	(27,504)	39,180	9,341	(90,068)

Cash flows from investing activities
Investments in Community BancShares, Inc. common stock	(2,000)	2,000	—	—	—
Purchase of investment securities	—	(11,862)	(29,727)	(26,292)	(11,739)
Purchase of fixed assets and domain names	(938)	(11,743)	(11,019)	(4,595)	(9,955)

Cash used in investing activities	(2,938)	(21,605)	(40,746)	(30,887)	(21,694)

Cash flows from financing activities
Proceeds from capital leases	—	—	5,000	—	—
Principal payments on capital lease obligations	—	—	—	—	(991)
Proceeds from issuance of preferred stock, net	15,291	157,484	37,433	37,433	—
Proceeds from issuance of common stock in initial public offering, net	—	—	—	—	69,924
Proceeds from issuance of restricted stock to employees	293	1,571	—	—	—
Proceeds from issuance of restricted stock to non-employees	3	—	—	—	—
Proceeds from exercise of stock options	—	23	1,854	544	181
Payments to repurchase restricted common stock	(70)	(1,170)	—	(350)	(31)
Payments to repurchase preferred stock	—	(8,961)	(902)	(750)	—
Proceeds from repayments of stockholder notes	—	—	—	—	30
Payments made to employees associated with Liquidity Program	—	—	(5,136)	—	—

Cash provided by financing activities	15,517	148,947	38,249	36,877	69,113

Net increase (decrease) in cash and cash equivalents	8,442	99,838	36,683	15,331	(42,649)
Cash and cash equivalents at beginning of period	—	8,442	108,280	108,280	144,963

Cash and cash equivalents at end of period	$8,442	$108,280	$144,963	$123,611	$102,314

PAYPAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(Continued)

	March 8, 1999	Year Ended		Six Months Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

				(unaudited)
Noncash investing and financing activities:
Issuance of Series A mandatorily redeemable convertible preferred stock in exchange for domain name	$500	$—	$—	$—	$—

Issuance of stock for merger of Confinity	$—	$129,707	$—	$—	$—

Conversion of preferred stock to common stock upon initial public offering	$—	$—	$—	$—	$279,224

Non-cash deferred stock-based compensation associated with issuance of restricted common stock to employees	$2,745	$218	$—	$—	$—

Non-cash deferred stock-based compensation associated with issuance of restricted common stock to non-employees in exchange for services	$63	$—	$—	$—	$—

Stockholder notes issued for Class A stock	$—	$—	$1,350	$—	$—

Non-cash deferred stock-based compensation associated with issuance of Class A stock	$—	$—	$12,150	$—	$—

Non-cash deferred stock-based compensation associated with Liquidity Program	$—	$—	$10,328	$—	$—

Stockholder notes issued in connection with Liquidity Program	$—	$—	$5,362	$—	$—

Exercise of call and the retirement of common stock associated with the Liquidity Program	$—	$—	$5,136	$—	$—

Repayment of stockholder notes in connection with Liquidity Program	$—	$—	$5,362	$—	$—

Stockholder notes issued for restricted common stock	$139	$—	$—	$5	$—

Issuance of warrants in connection in exchange for services and an equipment loan	$85	$—	$27	$12	$—

Reduction of notes receivable in conjunction with repurchase of common stock	$—	$—	$57	$13	$—

Reassignment of rights to Series B mandatorily redeemable convertible preferred stock	$—	$3,369	$—	$—	$—

Issuance of notes receivable in exchange for Series B mandatorily redeemable convertible preferred stock	$—	$389	$—	$—	$—

Notes receivable assumed in merger	$—	$37	$—	$—	$—

Assets acquired under capital lease	$—	$588	$—	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$6	$65	$159	$26	$173

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

      PayPal, Inc., previously known as X.com Corporation (the “Company”), was incorporated as a Delaware corporation in March 1999 and began substantive operations in November 1999. The Company’s initial focus was offering Internet banking services, which consisted of accepting deposits, payment services and limited extension of credit, provided through an agreement with First Western National Bank (“First Western”). In the second half of 2000, the Company focused on on-line payments and discontinued offering Internet banking services. The Company formally changed its name to PayPal, Inc. in February 2001. The PayPal product allows customers to transfer money to anyone with an email address. Customers create and fund their accounts through the Company’s website. Accounts are funded using a credit card, a bank account, or funds received from other customers. Customers can use the PayPal product to send payments to other customers as well as non-customers (who receive an email that alerts them that funds have been set aside in their name, and provides them with instructions on opening an account in order to claim the funds).

Principles of consolidation

      The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries, PayPal Asset Management Inc. and PayPal (Europe) Ltd. All significant intercompany transactions have been eliminated.

Stock split

      In January 2000 and November 2001, the Company’s board of directors approved a three-for-one stock split and a one-for-four reverse stock split, respectively. Accordingly, all common share and per common share amounts have been restated retroactively to reflect these splits. Prior to giving retroactive effect to the one-for-four reverse stock split, net loss per share — basic and diluted was $3.02, $13.12 and $4.10 for the period from inception ended December 31, 1999 and for the years ended December 31, 2000 and 2001, respectively.

Use of estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including but not limited to reserves for contingencies and litigation, reserves for transaction losses, reserves for regulatory matters, lease termination costs, stock-based compensation expenses, income taxes and intangible assets and goodwill. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Reclassification

      Certain prior period balances and amounts have been reclassified to conform to the current period presentation.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Unaudited interim financial information

      The interim consolidated statements of operations and cashflows for the six months ended June 30, 2001 and 2002, and the balance sheet as of June 30, 2002, together with the financial data and other information for this period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Risk and uncertainties

      The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to differ materially from expectations include, but are not limited to: customer adoption of the PayPal product, continued use of PayPal for on-line auction transactions, competition, changes to credit card association rules and practices, the Company’s ability to manage fraud, application of laws and regulations to the Company’s business, as more fully described in Note 22 and rates at which users fund payments using credit cards and the Company’s ability to manage growth.

Concentration of business volume

      The Company processes a majority of its transactions for customers conducting business using the services of one major Internet auction company. Although the Company’s relationships lie directly with PayPal customers, the Internet auction company’s ability to continue attracting customers and generating volume could have a significant impact on the Company.

Concentration of credit risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, receivables, and investment securities. The Company invests its cash primarily in money market securities and in the PayPal Money Market Fund (the “Fund”), which are uninsured. From time to time, the Company may also have corporate deposit balances with financial services institutions that exceed the FDIC insurance limit. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of these financial institutions and the Fund.

Reserves for transaction losses

      The Company is exposed to transaction losses due to fraud, as well as non-performance of third parties and customers. The Company establishes reserves for estimated losses arising from processing customer transactions, such as ACH returns, debit card overdrafts, chargebacks for unauthorized credit card use and merchant related chargebacks due to non-delivery of goods or services. These reserves represent an accumulation of the estimated amounts, using an actuarial technique, necessary to provide for transaction losses incurred as of the reporting date, including those to which the Company has not yet been notified. The Company faces a rolling window of uncertainty in its loss reserving which is inherently narrow in its range. Customers typically have up to 90 days to file transaction disputes (e.g., chargebacks or Regulation E disputes). Consequently, the time between loss reserving and realization is short. This technique enables the Company to estimate the total of expected losses by loss category, for example unauthorized use vs. merchant related losses, based on the historical chargeback reporting pattern. The total of expected losses, less the total amount of chargebacks incurred to date, equals the reserve for estimated losses incurred but not reported as of the reporting date.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The reserves are based on known facts and circumstances, internal factors including the Company’s experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. Additions to the reserve, in the form of provisions, are reflected in current operating results, while charge-offs to the reserve are made when a loss is determined to have occurred. Recoveries are reflected as collected in the reserve for transaction losses.

      The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. The Company regularly updates its reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The reserves are maintained at a level deemed appropriate by management to adequately provide for losses incurred at the balance sheet date.

Segment reporting

      Statement of Financial Accounting Standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. The method for determining what information to report is based upon the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

      The Company’s chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. For the period from inception ended December 31, 1999 and the year ended December 31 2000, the Company had no significant foreign operations. For the year ended December 31, 2001, revenues from customers located outside the U.S. totaled $14.2 million, or approximately 14% of total revenue. For the six months ended June 30, 2001 and 2002 (unaudited), revenues from transactions involving customers located outside the U.S. totaled $4.1 million and $21.4 million, or approximately 12.2% and 21.0% of total revenue, respectively. There were no material long-lived assets outside the U.S. during any period presented.

Fair value of financial instruments

      The carrying amount of the Company’s financial instruments, including cash and cash equivalents, investment securities and receivables, approximated fair value as of December 31, 2000 and 2001 and June 30, 2002 (unaudited).

Comprehensive income (loss)

      The Company classifies items of other comprehensive income (loss), such as unrealized gains and losses on investment securities, by their nature in the financial statements and displays the accumulated other comprehensive income (loss) separately from retained earnings in the equity section of the balance sheet. As of December 31, 2000 and 2001, the Company had no such items. As of June 30, 2002 (unaudited), the Company has approximately $424,000 of accumulated other comprehensive income.

Cash and cash equivalents

      The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investment securities

      The Company classifies its investment securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Investments classified as held to maturity are reported at amortized cost and investments classified as available for sale are reported at fair value with net unrealized gains and losses reported as a component of stockholders’ equity. The Company does not have any investments classified as trading securities.

      Those investments with maturities greater than three months and less than twelve months at the date of acquisition are considered short-term investments and those with maturities greater than twelve months at the date of acquisition are considered long-term investments.

      A decline in the fair value of any security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security.

      Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Funds receivable and funds payable

      Funds receivable and payable arise due to the time taken to clear transactions through external payment networks. When customers fund their account using their bank account or credit card, or withdraw money to their bank account or through a debit card transaction, there is a clearing period before the cash is received or sent by PayPal, usually two or three days. Hence, these funds are treated as a receivable or payable until the cash is settled.

Investment in common stock

      As discussed in Note 20, in November 1999, the Company entered into an agreement with Community Bancshares Inc (CBI), in which the Company purchased a minority interest in CBI for $2 million. The investment was accounted for under the cost method. In August 2000, the Company exercised its put agreement requiring the then current CEO of CBI to repurchase the shares of CBI common stock from the Company for the original purchase price of $2 million.

Fixed assets

      Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, three years for software and five years for furniture and fixtures. Maintenance and repairs are expensed as incurred.

Capitalized software

      Cost of internal use software and website development costs are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which require that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software, are capitalized. Capitalized costs are amortized over approximately three years on a

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

straight-line basis. As of December 31, 1999, 2000 and 2001, the Company had capitalized approximately $0.2 million, $1.3 million and $2.5 million respectively, in internally developed software costs and recognized approximately $20,000, $567,000 and $913,000, respectively, of amortization expense.

Goodwill and other intangibles

      Goodwill and other intangibles are carried at cost less accumulated amortization. The cost of goodwill and other identified intangibles is being amortized on a straight-line basis over two years. Other intangibles include purchased domain names, licenses and identifiable intangibles acquired in a business combination.

Impairment of long-lived assets, including goodwill and other intangibles

      The Company assesses the impairment of its long-lived assets and other identifiable intangibles and related goodwill periodically in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company also assesses the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board Opinion (APB) No. 17, Intangible Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could result in an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, undiscounted cash flows are less than the carrying value, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will measure any impairment based on the projected discounted cash flow method using a discount rate commensurate with the risk inherent to the Company’s current business model. As of December 31, 2001, the Company has not identified any such impairment.

      The Company purchased domain names and licenses related to the Internet banking operations and capitalized the related cost. Upon termination of this business in December 2000 (see Note 20), the Company wrote-off the unamortized balance of approximately $500,000.

Due to customers

      Customers utilize the Company’s services to transfer money via the Internet. Any stored value remaining from transactions in a customer’s account represents a liability of the Company to the customer. Customers can elect to sweep their account balances into the mutual fund to earn a rate of return; otherwise, no interest is paid on customer account balances. See Note 1 — Revenue recognition.

Custodial accounts

      Prior to February 2002, as part of its cash management process, the Company earned interest on funds held on behalf of others by investing the funds that customers chose not to withdraw in bank money market accounts and money market equivalent securities. The interest income received on these investments was accrued and recognized as income in the period in which it was earned. On February 15, 2002, the Company received an advisory opinion from the Federal Deposit Insurance Corporation on the availability of pass-through FDIC insurance for its customers. This opinion concluded that pass-through FDIC insurance is available to the Company’s customers if the Company (1) places pooled customer funds in bank accounts denominated “PayPal as Agent for the Benefit of its Customers” or similar caption, (2) maintains records sufficient to identify the claim of each customer in the FDIC-insured

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

account, (3) complies with applicable FDIC recordkeeping requirements, and (4) truly operates as an agent of its customers. Beginning in February 2002, the Company deposited all U.S.-based customer funds not transferred to the Fund in FDIC-insured bank accounts. The objective of this strategy was to obtain pass-through FDIC insurance for individual PayPal users covering their PayPal balances. Accordingly, nearly all of this revenue source ceased in February 2002.

      As these customer funds have been transferred into non-interest bearing accounts, the Company’s revenues from interest on funds held for others in future periods will decline. For the six months ended June 30, 2001 and 2002 (unaudited), these revenues represented $2.1 million and $471,000, or 6.1% and 0.5% of the Company’s total revenues, respectively. For the years ended December 31, 2001 and 2000, and for the period from inception ended December 31, 1999, these revenues represented $3.8 million, $2.0 million, and $0, or 3.6%, 16.3%, and 0% of the Company’s total revenues, respectively. Cash and investments held as agent for these customers and the associated liabilities have been removed from the Company’s balance sheet effective February 2002 and will continue in future periods. As of June 30, 2002 (unaudited), such custodial assets held for the benefit of customers totaled $166.7 million. The Company receives a custodial credit from its service provider in the form of a reduction in transaction processing fees based upon balances held with each institution. This custodial credit arrangement has the effect of partially offsetting the reduction in interest income earned on funds held for others.

Stock-based compensation

      The Company accounts for non-cash stock-based employee compensation in accordance with APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company adopted FASB Interpretation No. 44 (“FIN 44”) Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25 as of July 1, 2000. FIN 44 provides guidance on the application of APB 25 for non-cash stock-based compensation to employees. For fixed grants, under APB No. 25, compensation expense is based on the excess of the fair value of the Company’s stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years. For variable grants, compensation expense is based on changes in the fair value of the Company’s stock and is recorded using the methodology set out in FIN 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB 15 and APB 25.

      The Company accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Net income (loss) per share and share amounts

      Basic net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period less weighted average shares subject to repurchase. Diluted net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period. Potential common shares, composed of unvested, restricted common stock and common shares issuable upon the exercise of stock options and warrants, are included in the calculation of diluted net income (loss) per common share to the extent such shares are dilutive.

      All outstanding and weighted average share amounts presented in this report have been restated to reflect the three-for-one stock split approved in January 2000 and the one-for-four reverse stock split approved in November 2001.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue recognition

      The Company earns transaction fees from processing transactions for certain customers. Revenue resulting from a transaction is recognized once the transaction is complete. A transaction fee is charged to customers meeting certain criteria (such as account type and volume of payments received per month), typically for funds they receive.

      The Company also recognizes investment management fees pursuant to a contractual agreement based upon the average net assets of the Fund. During the year ended December 31, 2001, investment management fees were recognized over the period that assets are under management. Beginning in January 2002, the Company is waiving all of its investment management fees; however, this waiver could be revoked in the future. As of June 30, 2002 (unaudited) and December 31, 2001 and 2000, customer funds invested in the Fund totaled approximately $76.8 million (unaudited), $56.2 million and $17.2 million, respectively. As of June 30, 2002 (unaudited) and December 31, 2001 and 2000, the Company’s cash and cash equivalents included approximately $35.1 million (unaudited), $26.0 million and $58.2 million invested in the Fund, respectively, of which $0 (unaudited), $26.0 million, and $35.4 million, respectively, were funds being held on behalf of others.

      Effective January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products (“EITF 01-09”). The Company’s adoption of EITF 01-09 resulted in a change of method of accounting for certain incentive offerings.

      The effect of adopting EITF 01-09 resulted in a reduction in both revenues and selling, general and administrative expense by $851,000 for the six months ended June 30, 2002 (unaudited). The Company has adjusted its results for the year ended December 31, 2001 and has reduced revenues and selling, general and administrative expense accordingly. The impact of the adoption of EITF 01-09 was a reduction in both revenues and selling, general and administrative expense of $0, $1.9 million and $1.1 million for the period from inception ended December 31, 1999 and for the years ended December 31, 2000 and 2001, and of $519,000 for the six months ended June 30, 2001 (unaudited), respectively.

Transaction processing expenses

      Transaction processing expenses consist primarily of third party transaction fees, such as Automatic Clearing House (ACH) and check processing, credit card processing and debit card processing expenses.

Advertising expenses

      The cost of advertising is expensed as incurred. For the period from inception to December 31, 1999 and the years ended December 31, 2000, and 2001, advertising expenses totaled approximately $330,000, $127,000 and $53,000, respectively.

Customer acquisition costs

      At times, the Company has paid an acquisition cost ranging from $5 to $10 to each customer opening a new PayPal account and an additional $5 to $10 to those customers who refer another new account holder to the Company. The amounts paid are not dependent on whether the customer generates revenue for the Company. These amounts are deposited into the customer’s account after certain requirements are met. During the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001, acquisition costs of $0.5 million, $13.5 million and $0, respectively, have been expensed as incurred and are included in promotional and marketing expense.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income taxes

      The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent accounting pronouncements

Goodwill and Other Intangibles

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prescribes that goodwill and other intangibles that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their estimated useful lives. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment at least annually. Initial impairment losses arising upon adoption of SFAS No. 142 are to be reported as resulting from a change in accounting principle. The Company adopted SFAS No. 142 on January 1, 2002. See Note 8 for disclosure of the effects of adopting SFAS No. 142.

Impairment or Disposal of Long-Lived Assets

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The provisions of SFAS 144 address the financial accounting and reporting for impairment of long-lived assets. The Company adopted SFAS 144 on January 1, 2002 and the adoption of this standard did not have a significant impact on the Company’s financial position, cash flows, or results of operations.

Costs Associated with Exit or Disposal Activities

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and states that an entity’s commitment to exit plan, by itself, does not create a present obligation that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability.

      The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact upon the Company’s financial position, cash flows or results of operations.

2.     BUSINESS COMBINATION

      On March 30, 2000, X.com merged with Confinity, Inc., (a development stage company) which developed the PayPal product. Under the terms of the agreement, as part of the purchase price paid, X.com issued 6,372,369 shares of common stock and 5,051,627 shares of Series AA, 24,247,842 shares of Series BB, and 18,522,653 shares of Series CC, preferred stock, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, as part of this consideration, X.com assumed Confinity’s options and warrants outstanding into options and warrants to purchase X.com’s common and Series CC preferred stock. X.com was the surviving entity in the merger as it had the majority of the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

outstanding voting interest and the fully diluted interest in the Company immediately following the merger. The former stockholders of Confinity owned approximately 46.5% of the total outstanding voting interest of the Company immediately following the merger. X.com formally changed its name to PayPal, Inc. in February 2001.

      The merger has been accounted for under the purchase accounting method. In accordance with APB 16, the cost to acquire Confinity was allocated among the identifiable tangible and intangible assets acquired and liabilities assumed based on the fair market value at the date of acquisition. The fair value of the stock consideration paid was based upon an arms-length third party equity round that closed concurrently with the acquisition. In accordance with APB 16, the Company determined the fair value of each series of securities issued in the acquisition. The fair values were determined using a valuation model which valued each series by assessing its characteristics, such as liquidation values, with reference to the most recent financing with a third party. For this purpose, the Company used as a reference its Series C preferred stock financing, which closed in March 2000 with total proceeds of $100.0 million at a price of $2.75 per share.

      The following table shows the allocation of the purchase price of $129.7 million (in millions):

Net liabilities assumed	$(1.6)
Goodwill	123.6
Purchased technology	0.6
Customer base	6.3
Assembled workforce	0.8

Total	$129.7

      The excess of the purchase price over the fair value of net assets acquired totaled $123.6 million. This amount has been included in intangible assets and is being amortized using the straight-line method over a two-year period. Amortization expense relating to these intangible assets totaled $49.3 million and $65.7 million during the years ended December 31, 2000 and 2001, respectively. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $0.6 million to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6.3 million and $0.8 million, respectively, being capitalized and amortized over two years.

      The consolidated financial statements include the results of Confinity since March 31, 2000. The following unaudited pro forma consolidated financial information presents the combined results of the Company and Confinity as if the merger had occurred at the beginning of the years presented below, after giving effect to certain adjustments, principally amortization of goodwill and other intangible assets.

	Year Ended December 31,

	1999	2000

	(in thousands, except
	per share amounts)
Revenue	$350	$14,545
Net loss	$(72,944)	$(201,555)
Basic and diluted net loss per share	$(10.80)	$(41.79)

3.     NET INCOME (LOSS) PER SHARE

      Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

period less weighted average shares subject to repurchase. Diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period. Potential common shares, composed of unvested, restricted common stock and common shares issuable upon the exercise of stock options and warrants, are included in the calculation of diluted net income (loss) per share to the extent such shares are dilutive.

      The computation of basic and diluted net income (loss) per share is as follows for the periods indicated (in thousands, except per share data):

	March 8, 1999	Year Ended		Six Months Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

				(unaudited)
Numerator:
Net income (loss)	$(4,619)	$(169,506)	$(107,802)	$(56,908)	$1,760
Deemed dividend on Class A stock (Note 11)	—	—	(1,350)	—	—

Net income (loss) attributable to common stockholders	$(4,619)	$(169,506)	$(109,152)	$(56,908)	$1,760

Denominator:
Weighted average shares of common stock outstanding	2,808	7,867	9,959	9,524	48,020
Weighted average shares of common stock subject to repurchase	(2,426)	(4,637)	(3,299)	(3,717)	(2,942)

Denominator for basic net income (loss) per share	382	3,230	6,660	5,807	45,078
Common stock equivalents	—	—	—	—	16,762

Denominator for diluted net income (loss) per share	382	3,230	6,660	5,807	61,840

Net income (loss) per share:
Basic	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.04

Diluted	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.03

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated (in thousands):

				Six Months
	March 8, 1999	Year Ended		Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

				(unaudited)
Effect of common equivalent shares:
Mandatorily redeemable convertible preferred stock upon conversion to common stock	11,239	39,172	43,355	42,268	—
Stock options to purchase common stock	430	3,203	2,336	3,376	—
Warrants to purchase mandatorily redeemable convertible preferred stock and common stock	135	135	143	135	—
Unvested common shares subject to repurchase agreements	3,649	4,045	2,840	4,222	—

Total	15,453	46,555	48,674	50,001	—

4.     CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of the following (in thousands):

	December 31,
			June 30,
	2000	2001	2002

			(unaudited)
Cash — Corporate	$—	$3,172	$26,417
Cash equivalents — Corporate	47,065	2,588	41,986

Total	47,065	5,760	68,403

Cash — Customers’ accounts	3,330	102,015	33,911
Cash equivalents — Customers’ accounts	57,885	37,188	—

Total	61,215	139,203	33,911

Total cash and cash equivalents	$108,280	$144,963	$102,314

5.     RESTRICTED CASH AND INVESTMENTS

      In connection with processing transactions with financial institutions, the Company may be required to pledge cash in the form of certificates of deposit and restricted money market accounts. The Company uses restricted cash to secure letters of credit with banks to provide collateral to other financial institutions for actual or contingent liabilities arising from potential chargebacks, adjustments, fees or other charges due to or incurred by the Company. The Company had pledged certificates of deposit totaling $1.1 million and $0 and restricted money market accounts totaling $0 and $1.8 million as of December 31, 2001, and June 30, 2002 (unaudited), respectively, to secure letters of credit.

      In March 2002, the Company completed negotiations with First Data Resources, Inc. to increase the amount of its letter of credit to $7.0 million from $2.0 million at December 31, 2001 based on debit card volumes as per the agreement with First Data. In addition to the $2.0 million already secured by a certificate of deposit, the Company deposited $5.0 million into a restricted money market account, which is classified as restricted cash. If the volume decreases, or First Data’s settlement risk otherwise decreases, the Company has the right to request, but not to require, a corresponding reduction in the letter of credit.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company had pledged certificates of deposit totaling $2.0 million and $2.0 million and restricted money market accounts totaling $0 and $5.0 million as of December 31, 2001, and June 30, 2002 (unaudited), respectively, to satisfy this obligation to First Data.

      Pursuant to a marketing agreement with Intuit, Inc. entered into in September 2000, the Company obtained an irrevocable standby letter of credit with a financial institution for Intuit, for the minimum payments due in accordance with the agreement. As of December 31, 2001 and June 30, 2002 (unaudited), the Company had pledged cash, in the form of a certificate of deposit, totaling approximately $500,000 to secure the letter of credit.

      In accordance with facility lease agreements, the Company has irrevocable standby letters of credit with financial institutions and has pledged cash, in the form of certificates of deposit, in the amount of $2.3 million and $1.3 million and in the form of a restricted money market account in the amount of $0 and $962,000 as of December 31, 2001, and June 30, 2002 (unaudited), respectively, to secure the letters of credit.

      The Company is required to keep minimum amounts on account with Wells Fargo Bank in order to obtain Wells Fargo’s ACH processing services. Until December 2001, this requirement was met by holding sufficient customer funds as agent in a pooled account at Wells Fargo. The requirement is now met by pledging securities owned by the Company and held in a brokerage account at Wells Fargo. These securities totaled $5.6 million at June 30, 2002 (unaudited) and are classified as restricted securities.

      Until December 1, 2001, Chase Merchant Services (CMS) processed substantially all of the Company’s credit card transactions. CMS remains responsible for any chargebacks from the Company’s customers’ credit card transactions that occurred prior to December 1, 2001. To protect CMS against the risk of such chargebacks, the Company had pledged certificates of deposit totaling $3.0 million at December 31, 2001. In December 2001, CMS had retained approximately an additional $11.3 million in settlement funds due to the Company in an escrow account. As of June 30, 2002 (unaudited), the $11.3 million amount had decreased to $3.4 million. Thus, the total amount of restricted cash for CMS as of June 30, 2002 (unaudited) was $6.4 million. The Company believes that these balances will likely be reduced or eliminated by the end of this calendar year as the risk to CMS decreases over time (see Note 23, Subsequent Events). Accordingly, these balances have been classified as restricted cash.

      Pursuant to the Company’s money transmitter licenses in various states, the Company had to comply with statutory bonding requirements. In March 2002, the Company obtained a $6.6 million irrevocable standby letter of credit for the benefit of the bonding company from a financial institution to support the issuance of such bonds. As of June 30, 2002 (unaudited), the Company has pledged cash, in the form of certificates of deposit, totaling $6.6 million to secure the letter of credit. This amount is classified as restricted cash.

      Pursuant to an equipment lease agreement with an equipment manufacturer entered into in March 2002, the Company obtained an irrevocable standby letter of credit with a financial institution for the minimum payments due in accordance with the agreement. As of June 30, 2002 (unaudited), the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company had pledged cash, in the form of a certificate of deposit, totaling $414,000 to secure the letter of credit.

	December 31, 2001	June 30, 2002

	(in thousands)
		(unaudited)
Beneficiary of Restricted Cash and Investments
Other financial institutions	$1,116	$1,807
First Data Resources, Inc.	2,000	7,007
Intuit, Inc.	504	504
Facility lease agreements	2,305	2,243
Wells Fargo Bank	10,964	5,600
Chase Merchant Services	14,283	6,387
Money transmitter license applications	—	6,642
Equipment lease	—	414

Total restricted cash and investments	$31,172	$30,604

Restricted cash and investment securities — short-term	$19,303	$22,947
Restricted cash and investment securities — long-term	11,869	7,657

	$31,172	$30,604

6.     INVESTMENT SECURITIES

      The amortized cost and estimated fair value of investment securities is summarized below (in thousands):

	December 31, 2000

	Amortized	Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value

Held to Maturity securities:
Short-term investments:
Asset backed securities	$6,831	$22	$(1)	$6,852
U.S. Government agencies	5,031	20	—	5,051

Total securities	$11,862	$42	$(1)	$11,903

	December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Held to Maturity securities:
Short-term investments:
U.S. Government agencies(3)	$9,898	$45	$(3)	$9,940

Long-term investments:
U.S. Government agencies(3)	21,591	177	—	21,768
Collateralized Mortgage Obligations(1)	10,100	130	—	10,230

	31,691	307	—	31,998

Total securities(2)	$41,589	$352	$(3)	$41,938

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table shows estimated fair value of the Company’s investment securities by year of maturity as of December 31, 2001 (in thousands).

		2003	2007
		Through	Through	2012 and
	2002	2006	2011	Thereafter	Total

Held to Maturity securities:
U.S. Government agencies	$24,595	$7,113	$—	$—	$31,708
Collateralized Mortgage Obligations(1)	—	—	5,113	5,117	10,230

Total securities	$24,595	$7,113	$5,113	$5,117	$41,938

(1)	Collateralized mortgage and asset backed securities are shown at contractual maturity; however, the average life of these securities may differ due to principal prepayments.

(2)	Includes $5.0 million in funds held on behalf of customers.

(3)	Includes $1.4 million of short-term investments and $9.6 million of long-term investments that were used as collateral to a financial institution for transaction processing for the Company.

      Prior to 2002, all of the Company’s investment securities were classified as held to maturity and were reported at amortized cost. Those investments with maturities greater than three months and less than twelve months at the date of acquisition were considered short-term investments and those with maturities greater than twelve months at the date of acquisition were considered long-term investments. During the six months ended June 30, 2002, the Company transferred its investment securities to available for sale. Accordingly, the Company reports these investments at their fair market value with unrealized gains and losses recorded as a separate component of equity. The difference between the amortized cost of the investments and their fair market value was not material.

      The amortized cost and estimated fair value of investment securities is summarized below (in thousands) (unaudited):

	June 30, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available for Sale securities:
Short-term investments:
U.S. Government agencies(1)	$1,400	$2	$—	$1,402

Long-term investments:
U.S. Government agencies(1)	13,119	71	—	13,190
Asset backed securities	8,582	11	—	8,593
Collateralized Mortgage Obligation	24,863	340	—	25,203

	46,564	422	—	46,986

Total securities	$47,964	$424	$—	$48,388

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table shows estimated fair value of the Company’s investment securities by year of maturity as of June 30, 2002 (unaudited).

		2003	2007	2012
		through	through	and
	2002	2006	2011	thereafter	Total

Available for Sale securities:
U.S. Government agencies	$1,402	$13,190	$—	$—	$14,592
Asset backed securities(2)	—	—	—	8,593	8,593
Collateralized Mortgage Obligations(2)	—	—	10,269	14,934	25,203

Total securities	$1,402	$13,190	$10,269	$23,527	$48,388

(1)	Includes $600,000 of short-term investments and $5.0 million of long-term investments that were used as collateral to a financial institution for transaction processing for the Company.

(2)	Collateralized mortgage and asset backed securities are shown at contractual maturity; however, the average life of these securities may differ due to principal prepayments.

7.     FIXED ASSETS, NET

      Fixed assets consist of the following (in thousands):

	December 31,

	2000	2001

Internally developed software	$1,330	$2,514
Computer equipment	6,117	12,981
Purchased computer software	2,006	4,144
Furniture and fixtures	3,374	4,215

	12,827	23,854
Less: accumulated depreciation and amortization	(2,429)	(7,997)

Fixed assets, net	$10,398	$15,857

      Depreciation and amortization expenses for the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001 totaled approximately $0.1 million and $2.4 million, and $5.6 million, respectively.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     GOODWILL AND OTHER INTANGIBLES, NET

      The components of goodwill and other intangibles are as follows (in thousands):

	December 31,
			June 30,
	2000	2001	2002

			(unaudited)
Goodwill	$123,623	$123,623	$124,413
Existing technology	620	620	620
Customer base	6,290	6,290	6,290
Assembled workforce	790	790	—
Purchased domain names	—	—	—
Licenses	10	10	10
Less: accumulated amortization	(49,246)	(114,918)	(115,781)

Goodwill and other intangibles, net	$82,087	$16,415	$15,552

      Goodwill, net at December 31, 2000 and 2001 was approximately $77.3 million and $15.5 million, respectively.

      Amortization expense for the period from inception ended December 31, 1999 and the years ended December 31, 2000 and 2001 totaled $124,000, $49.3 million and $65.7 million, respectively.

      In May 1999, the Company acquired the X.com domain name in exchange for 1,500,000 shares of the Company’s Series A mandatorily redeemable convertible preferred stock at an aggregate value of $0.5 million.

      The Company adopted SFAS 142 on January 1, 2002. Upon adoption, the Company reclassified the remaining unamortized balance of $99,000, representing acquired workforce from the merger with Confinity, Inc., to goodwill. The Company will no longer amortize further the remaining unamortized balance of goodwill of $15.6 million. Goodwill will be subject to annual impairment testing.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table presents net income (loss) and net income (loss) per share for the periods presented, excluding the effect of goodwill and workforce amortization for all periods presented.

	March 8, 1999	Year Ended		Six Months Ended
	(inception) to	December 31,		June 30,
	December 31,
	1999	2000	2001	2001	2002

	(in thousands except for per share amounts)

				(unaudited)
Reported net income (loss)	$(4,619)	$(169,506)	$(107,802)	$(56,908)	$1,760
Goodwill amortization	—	46,359	61,811	30,906	—
Workforce amortization	—	296	395	198	—

Adjusted net income (loss)	$(4,619)	$(122,851)	$(45,596)	$(25,804)	$1,760

Basic net income (loss) per share:
Reported net income (loss)	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.04
Goodwill amortization	—	14.35	9.28	5.33	—
Workforce amortization	—	0.09	0.06	0.03	—

Adjusted net income (loss)	$(12.09)	$(38.03)	$(7.05)	$(4.44)	$0.04

Diluted net income (loss) per share:
Reported net income (loss)	$(12.09)	$(52.47)	$(16.39)	$(9.80)	$0.03
Goodwill amortization	—	14.35	9.28	5.33	—
Workforce amortization	—	0.09	0.06	0.03	—

Adjusted net income (loss)	$(12.09)	$(38.03)	$(7.05)	$(4.44)	$0.03

9.     RESERVE FOR TRANSACTION LOSSES

      The following summarizes the activity in the reserve for transaction losses for the period from inception to December 31, 1999, for the years ended December 31, 2000 and 2001, and for the six months ended June 30, 2002. (in thousands)

Balance at December 31, 1999	$—
Provision for transaction losses	11,028
Charge-offs	(9,773)
Recoveries	3,645

Balance at December 31, 2000	4,900
Provision for transaction losses	14,760
Charge-offs	(21,781)
Recoveries	9,354

Balance at December 31, 2001	7,233
Provision for transaction losses (unaudited)	13,114
Charge-offs (unaudited)	(20,540)
Recoveries (unaudited)	7,577

Balance at June 30, 2002 (unaudited)	$7,384

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.     FEDERAL AND STATE TAXES

      For the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses. Temporary differences, which give rise to significant components of the deferred tax assets, are as follows (in thousands):

	December 31,

	2000	2001

Deferred tax assets
Net operating loss and credit carryforwards	$51,574	$57,248
Reserves for transaction losses	1,960	2,828
Capitalized start-up	1,032	616
Accrued vacation	386	351

Total deferred tax assets	$54,952	$61,043

Deferred tax liabilities
Fixed assets and capitalized software costs	(204)	(800)
Acquired identifiable intangibles, net	(1,925)	(385)

Total deferred tax liabilities	(2,129)	(1,185)

Valuation allowance	(52,823)	(59,858)

Net deferred tax assets	$—	$—

Increase in deferred tax asset valuation allowance	$51,079	$7,035

      In accordance with the provisions of SFAS No. 109, and due to the uncertainty surrounding the realization of favorable tax attributes in future tax returns, the Company has recorded a full valuation allowance against its net deferred tax assets at December 31, 2001 and 2000. At such time as it is determined that it is more likely than not that the deferred tax assets will be realizable, the valuation allowance will be reduced.

      As of December 31, 2001, the Company had federal and state net operating loss carryforwards of approximately $130.0 million and $118.0 million, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. In addition to these net operating loss carryforwards, Confinity, Inc. has pre-acquisition federal and state net operating loss carryforwards of approximately $15.0 million which begin to expire in 2020 and 2008, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited, to a cumulative ownership change of more than 50% over a three-year period, as defined in Section 382 of the Internal Revenue Code. Such limitation has not yet been determined by the Company.

      Prior to the acquisition, Confinity, Inc. provided a full valuation allowance for its net deferred tax assets related primarily to capitalized start-up costs. The Company has recorded a full valuation allowance against these deferred tax assets. When it is determined that it is more likely than not that these deferred tax assets will be realizable, the valuation allowance will be reduced, accordingly.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table reconciles the statutory federal tax rate:

	Year Ended December 31,

	1999	2000	2001

Statutory federal tax rate	34.00%	34.00%	34.00%
California franchise tax expense, net of federal income tax benefit	5.35	5.35	5.83
Stock-based compensation	(5.71)	(1.10)	(9.71)
Non-deductible intangible amortization	(0.00)	(9.88)	(22.84)
Valuation allowance	(34.03)	(27.05)	(6.53)
Other, net	0.39	(1.32)	(0.75)

Effective income tax rate	0.00%	0.00%	0.00%

11.     MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      At December 31, 2000, mandatorily redeemable convertible preferred stock consisted of the following (in thousands):

	Shares
			Liquidation	Value of Stock Issued,
	Authorized	Outstanding	Amount	Net of Issuance Costs

Series A	38,850	38,850	$12,949	$12,899
Series B	27,105	11,441	5,449	5,824
Series C	36,364	36,364	100,001	99,904
Series D	33,000	16,119	48,357	47,577
Series AA (Issued pursuant to merger)	5,052	5,052	500	7,730
Series BB (Issued pursuant to merger)	24,248	24,248	4,500	37,452
Series CC (Issued pursuant to merger)	28,666	24,626	14,625	30,255

	193,285	156,700	$186,381	$241,641

      At December 31, 2001, mandatorily redeemable convertible preferred stock consisted of the following (in thousands):

	Shares			Value of Stock
			Liquidation	Issued, Net of
	Authorized	Outstanding	Amount	Issuance Costs

Series A	38,850	38,850	$12,949	$12,899
Series B	11,441	11,441	5,449	5,824
Series C	36,364	36,273	99,751	99,654
Series D	28,748	28,581	85,743	84,510
Series E	20,000	—	—	—
Series AA (Issued pursuant to merger)	5,052	4,902	485	7,280
Series BB (Issued pursuant to merger)	24,248	24,248	4,500	37,452
Series CC (Issued pursuant to merger)	28,666	24,626	14,625	30,255
Class A	4,500	4,500	13,500	1,350

	197,869	173,421	$237,002	$279,224

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Liquidation preference

      In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of mandatorily redeemable convertible preferred stock would have retained liquidation preference over common stockholders. The liquidation preference amounts were $0.3333 per share of Series A, $0.0990 per share of Series AA, $0.4763 per share of Series B, $0.1856 per share of Series BB, $2.75 per share of Series C, $0.5939 per share of Series CC, $3.00 per share of Series D and $3.00 per share of Class A stock.

      The remaining assets and funds of the Company available for distribution would have been distributed ratably among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Redemption

      The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company would have been deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics would have required classification of the mandatorily redeemable convertible preferred stock outside of the equity section as these factors were outside the control of the Company. The mandatorily redeemable convertible preferred stock was not redeemable in any other circumstances.

Voting rights

      Holders of mandatorily redeemable convertible preferred stock (except Class A stock) were entitled to vote together with holders of common stock. The number of votes granted to mandatorily redeemable convertible preferred stockholders equaled the number of full shares of common stock into which each share of mandatorily redeemable convertible preferred stock could have been converted as described in the Company’s Certificate of Incorporation.

Conversion

      Each share of mandatorily redeemable convertible preferred stock was convertible at any time into 0.25 shares of common stock (subject to certain adjustments). Each share of mandatorily redeemable convertible preferred stock would have converted at the option of the holder or automatically upon the occurrence of the earlier of a closing of a firm commitment underwritten public offering of the Company’s common stock with aggregate net cash proceeds to the Company of not less than $25.0 million or the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of mandatorily redeemable convertible preferred stock.

      The Company completed its initial public offering in February 2002, and as a result, all outstanding shares of mandatorily redeemable convertible preferred stock were converted into shares of common stock (see Note 12).

Dividends

      The holders of mandatorily redeemable convertible preferred stock (except Class A stock) would have been entitled to receive when, and if, declared by the Company’s board of directors, dividends at the rate of $0.0167 per share of Series A, $0.0049 per share of Series AA, $0.0238 per share of Series B, $0.0093 per share of Series BB, $0.1375 per share of Series C, $0.0297 per share of Series CC and $0.15 per share of Series D, respectively, per year, payable in preference to any payment of any dividend on common stock. The dividends were non-cumulative.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      As of December 31, 1999, 2000 and 2001, no dividends had been declared on any series of the Company’s preferred or common stock.

Private Placement of Class A Stock

      In August and September 2001, the Company issued 4,500,000 non-voting shares of a new class of mandatorily redeemable convertible preferred stock (“Class A”) to or for the benefit of an officer of the Company. The Class A stock has a liquidation preference of $3.00 per share and can be converted at any time, at the option of the holders, into common stock at a conversion ratio of 4:1. In addition, the Class A stock will automatically convert to common stock at the conversion ratio in the event of an IPO raising at least $25 million. The shares of Class A stock are subject to a repurchase option held by the Company and other restrictions. As to 1,687,500 of those shares, 1,125,000 have been released from the repurchase option as of December 31, 2001. The Company has a right to repurchase all 562,500 remaining shares of those 1,687,500 shares at any time, for an amount equal to the price paid for the shares. This repurchase right lapses at a rate of 93,750 shares per month commencing in September 2001, expiring completely in June 2002. In the event of a change of control, any of the 562,500 shares, which are then still subject to repurchase, will be released from the repurchase restrictions. With respect to the other 2,812,500 shares, commencing in June 2002, the repurchase right will lapse at a rate of 93,750 shares per month expiring completely in January 2005. In the event the executive officer’s employment relationship with the Company is involuntarily terminated or terminated without cause within one year following a change of control, then all of the 2,812,500 shares which are then still subject to repurchase will be released from the repurchase restrictions. The Company also retains a call over 4,500,000 shares of the Class A stock, which can be exercised at a fixed price of $3.00 per share between July 2002 and 2005. The issuance price of $0.30 was below the fair value of the common stock and resulted in non-cash deferred stock-based compensation of $12,150,000, which is equal to the difference between the fair value of the common stock at the measurement date and the consideration received for these shares. At issuance, the convertible instrument was deemed to have an embedded beneficial conversion feature which is limited to the amount of the proceeds of $1,350,000. This amount is recorded as a deemed dividend in the Statement of Operations.

      In connection with the purchase of the shares of Class A stock by the executive officer, the Company made a full recourse loan in the amount of $1,350,000, at an interest rate of 8% per annum. The loan, including accrued interest, matures on September 10, 2005 and becomes payable immediately upon termination of the executive’s employment for any reason.

12.     INITIAL PUBLIC OFFERING

      In February 2002, the Company completed its initial public offering. Including the underwriters’ exercise in full of their over-allotment option, the Company issued 6,210,000 shares of its common stock at a price of $13.00 per share. The Company received approximately $69.9 million in proceeds, net of underwriting discounts, commissions, and offering expenses. Simultaneously with the closing of the initial public offering, each outstanding share of mandatorily redeemable convertible preferred stock was automatically converted into common stock based on the appropriate conversion ratio.

13.     RESTRICTED STOCK

      During the period from inception to December 31, 1999, the Company issued 7,015,000 shares of restricted common stock for cash proceeds of $292,626 and a note in the amount of $139,275 to certain employees, directors and officers of the Company under Restricted Stock Purchase Agreements (RSPA). The issuance prices of the restricted common stock awarded ranged from $0.012 to $0.20 per share and the repurchase rights associated with these grants lapse at a rate of  1/48 per month. In some cases, the issuance price was below the fair value of the common stock and resulted in deferred stock-based

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

compensation for 1999 of $2,745,485, which was equal to the difference between the fair value of the common stock at the measurement date and the consideration received for these shares. The deferred stock-based compensation is being amortized over the vesting period of the shares. For the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001, the amortization of deferred stock-based compensation associated with these restricted stock awards was approximately $147,000, $344,000 and $111,000, respectively.

      During the period from inception to December 31, 1999 and during the year ended December 31, 2000, the Company repurchased 2,750,000 and 1,609,000 shares of restricted common stock, respectively, from certain employees, directors and officers of the Company, pursuant to the repurchase provisions of the RSPA. During the year ended December 31, 2001, in connection with termination of employment, the Company repurchased 647,656 shares of restricted common stock from two former officers of the Company.

      During the period from inception to December 31, 1999, the Company granted 130,924 shares of restricted common stock for aggregate proceeds of $2,613, to non-employees of the company in connection with consulting agreements. The issuance prices of the restricted common stock awarded ranged from $0.012 to $0.132 per share. One award of 3,424 shares was fully vested at the date of grant. The issuance price was below the fair value of the common stock and resulted in a deferred compensation of $62,779, which was equal to the difference between the fair value of the common stock and the consideration received for the shares. The amortization of deferred compensation is being recognized in full during 1999 as consulting expense as the shares were fully vested upon grant. The remaining awards of 127,500 shares vest at a rate of  1/48 per month in accordance with the terms of the RSPA. There was no deferred compensation relating to these shares as the fair value was equal to the consideration received.

      During the year ended December 31, 2000 the Company issued 21,000,000 shares of Series B preferred stock at a price of $0.47633 per share to a principal stockholder and officer of the Company, under an RSPA. During August 2000, the Company exercised its right to repurchase 18,812,500 shares of the Series B preferred stock at the issuance price. Simultaneously, the Company reassigned a portion of this repurchase right to another principal stockholder and officer of the Company to purchase 3,149,055 shares of the 18,812,500 shares of Series B preferred stock at $0.60 per share. The shares were fully vested upon purchase. On the date of reassignment and purchase, the Company recorded $3,369,488 in stock-based compensation expense. The amount recorded represented the difference between the fair value of the Series B preferred stock at the date of reassignment and purchase and the price paid for the shares.

      The number of shares outstanding subject to repurchase as of December 31, 2000 and 2001 was 5.7 million and 2.8 million, respectively. (See Note 3 for impact on net income (loss) per share).

14.     STOCKHOLDER NOTES RECEIVABLE

      During the period from inception to December 31, 1999, the Company issued 1,009,000 shares of restricted common stock in exchange for full-recourse promissory notes totaling approximately $139,000. During the year ended December 31, 2000, in conjunction with the merger with Confinity, the Company assumed a stockholder note receivable in the amount of $37,000. The principal and accrued interest are due three years from the date of issuance. These notes accrue interest in a range of 5.15%-8% per annum.

      During the year ended December 31, 2000, the Company issued 3,149,055 shares of Series B mandatorily redeemable convertible preferred stock to a principal stockholder of the Company in exchange for a full recourse note in the amount of approximately $389,000. This note accrues interest at 6.62% per annum. Under the terms of the note, interest is compounded semi-annually and added to the principal balance. The principal and accrued interest were due four years from the date of issuance. In February

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2002, upon completion of the Company’s initial public offering, this note and all accrued interest were forgiven.

      In December 2001, in connection with the exercise of options granted to an executive officer, the Company made a full recourse loan in the amount of $540,000, at an interest rate of 8% per annum. The principal and interest are due four years from the date of issuance.

15.     LIQUIDITY PROGRAM

      In July 2001, the Company adopted a new liquidity program which allowed for loans to or for the benefit of certain employees equal to the sum of up to 20% of their total equity investment in the Company times $6.00 per share. Each loan was non-recourse, secured in part by a pledge of shares of common stock owned by each participant and accrued interest at a fixed rate of 5.02% with principal and interest repayable in full at the end of the four-year term. In connection with each loan, each participant granted to the Company the right to purchase (“call”) 10% of the shares of common stock owned by such participant at a price of $12 per share beginning one year from the date of the loan.

      In September and November 2001, the Company entered into amendments to all of the loan agreements, under which the call feature became exercisable on September 4, 2001 and which provided that prepayment of the loan in full would extinguish the call. The Company then exercised the calls on September 30 and November 16, 2001 and purchased 397,448 common shares and 150,000 of Series AA Preferred shares from the participants of the Liquidity Program for an aggregate consideration of $5,362,000. Three participants elected to repay the notes in full or partially in cash instead of allowing the Company to purchase 10% of their shares. The remaining participants used the proceeds to repay their promissory notes issued in July 2001. As of December 31, 2001, all loans were paid in full.

      In accordance with EITF 95-16, the Company has remeasured (“the new measurement date”) the 20% holdings of the participants’ restricted stock pledged in accordance with the terms of the Liquidity Program upon granting of the non-recourse notes. As of December 31, 2001, deferred stock-based compensation of $10.3 million has been recognized, which is equal to the increase in the intrinsic value recorded at the original grant date and the new measurement date. Deferred stock-based compensation accrued during the vesting period shall be adjusted in subsequent periods, until the notes are settled for changes in the fair value of the shares but shall not be adjusted below zero. Amortization will be recognized in accordance with the vesting terms of the original equity awards using the methodology set out in FIN 28. As of December 31, 2001, amortization of $10.0 million has been recognized. The remaining deferred stock-based compensation associated with the 10% of the Liquidity Program participants’ equity investment, not subject to repurchase, will be amortized over the original vesting period or period over which the Company’s repurchase right expires on a straight-line basis.

16.     STOCK OPTION PLAN

      As of December 31, 2001, the Company had reserved up to 9,500,000 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company’s 2001 Equity Incentive Plan (the “2001 Plan”). Options granted under the 2001 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may only be granted to Company employees (including officers and directors who are also employees). Nonqualified Stock Options (“NSO”) may be granted to both Company employees and consultants. Options under the 2001 Plan may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors; provided, however, that (1) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (2) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

date of grant. Such options are exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options granted under the 2001 Plan are exercisable according to the terms of each option; however, in the event of a change in control or merger as defined in the 2001 Plan, 12 months of options shall immediately become vested and exercisable in full. Options granted generally vest at a rate of 25% of the option shares upon the optionee’s completion of one year of service measured from the vesting commencement date. The balance will vest in equal successive monthly installments of  1/48 of the total grant upon the optionee’s completion of each of the next 36 months of service. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either Incentive Stock Options, as defined under Section 422 of the Internal Revenue Code, or Nonstatutory Options.

      As of December 31, 2001, the Company had reserved up to 4,677,733 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company’s 1999 Stock Plan (the “1999 Plan”). Options granted under the 1999 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may only be granted to Company employees (including officers and directors who are also employees). Nonqualified Stock Options (“NSO”) may be granted to both Company employees and consultants. Options under the 1999 Plan may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Company’s board of directors; provided, however, that (1) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (2) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Such options are exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options granted under the 1999 Plan are exercisable according to the terms of each option; however, in the event of a change in control or merger as defined in the 1999 Plan, 12 months of options shall immediately become vested and exercisable in full. Options granted generally vest at a rate of 25% of the option shares upon the optionee’s completion of one year of service measured from the vesting commencement date. The balance will vest in equal successive monthly installments of  1/48 of the total grant upon the optionee’s completion of each of the next 36 months of service. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either Incentive Stock Options, as defined under Section 422 of the Internal Revenue Code, or Nonstatutory Options.

      During December 2000 and March 2001, the Company amended the 1999 Plan to permit option holders who hold more than 25,000 and 2,500 outstanding options, respectively to exercise their options in advance of vesting. All outstanding options held by former employees of Confinity assumed at the time of the merger can be exercised in advance of vesting, as was permitted under the former Confinity Stock Option Plan. All options exercised in advance of vesting are recorded as both issued and outstanding stock from the date of exercise. In the event that the employee fails to satisfy the required conditions for vesting of the option, as established in the original option award, the Company maintains the right to repurchase any non-vested shares at such time. Such options are repurchased at a price equal to the exercise price paid.

      Options granted to employees during the period from inception to December 31, 1999 and during the years ended December 31, 2000 and 2001 resulted in non-cash deferred stock-based compensation of $0.5 million, $9.5 million and $21.6 million, respectively. The amounts recorded represent the difference between the exercise price and the fair value of the Company’s common stock subject to the options granted. The non-cash deferred stock-based compensation is being amortized over the vesting period of the options granted. For the period to inception ended December 31, 1999 and for the years ended

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000 and 2001, the amortization of non-cash deferred stock-based compensation was $59,000, $1.9 million, and $9.1 million, respectively.

      The Company granted options to purchase 34,860, 32,766 and 44,211 shares of common stock to non-employees for consulting services during the period from inception to December 31, 1999 and during the years ended December 31, 2000 and 2001, resulting in non-cash deferred stock-based compensation of $533, $206,782 and $327,740, respectively. The fair value of the options granted was determined at the date of grant using the Black-Scholes option pricing model. Amortization of the non-cash deferred stock-based compensation is being recorded over the vesting period of the options. For the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001, the amortization of non-cash deferred compensation related to these options were $100 and $207,215, and $239,713, respectively.

      Upon termination of service for four employees of the Company during the year ended December 31, 2000, the Company accelerated the vesting on certain of their outstanding stock awards at termination. The acceleration of these awards triggered a re-measurement date for the grants and accordingly, the Company recorded $0.5 million in additional compensation. During the year ended December 31, 2001, the Company accelerated vesting for twenty-one employees upon termination of employment and recorded $3.0 million in additional non-cash stock-based compensation expense.

      In November 2001, the Company granted options to purchase 450,000 shares of common stock to an executive officer at an exercise price of $1.20 per share. The Company recorded non-cash deferred stock-based compensation during the fourth quarter for an amount equal to the difference between the exercise price and the fair value of the Company’s common stock subject to the options granted. The non-cash deferred stock-based compensation will be amortized over the vesting period of four years.

      A summary of the status of the Company’s stock option plans and changes during those periods is presented below (share numbers in thousands):

			Year Ended December 31,
	Period From						Six Months Ended
	Inception to						June 30,
	December 31, 1999		2000		2001		2002

		Weighted		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

							(unaudited)
Outstanding at beginning of period	—	$—	430	$0.14	3,203	$0.69	2,336	$1.80
Granted	561	0.14	2,074	1.01	3,008	1.78	4,343	12.14
Assumed in merger	—	—	1,208	0.17	—	—	—	—
Exercised	—	—	(175)	0.16	(2,928)	0.82	(129)	1.36
Terminated/forfeited	(131)	0.14	(334)	0.37	(947)	1.11	(161)	5.64

Outstanding at end of year	430	$0.14	3,203	$0.69	2,336	$1.80	6,389	$8.74

Options exercisable at end of period	—	$—	2,754	$0.69	2,214	$1.84	2,129	$2.14

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     The following table summarizes information about stock options outstanding at December 31, 2001 (share numbers in thousands):

	Options Outstanding
				Options Exercisable
			Weighted
			Average		Weighted
	Number	Weighted Average	Remaining	Number	Average
Exercise Price Range	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price

$0.04 - $0.12	194	$0.08	7.82	194	$0.08
$0.12 - $0.20	15	0.14	7.83	14	0.14
$0.20 - $0.40	162	0.34	8.17	161	0.34
$1.20	1,595	1.20	9.10	1,475	1.20
$6.00	370	6.00	7.05	370	6.00

$0.04 - $6.00	2,336	$1.80	8.60	2,214	1.84

      The following table summarizes information about stock options outstanding at June 30, 2002 (share numbers in thousands) (unaudited):

	Options Outstanding
				Options Exercisable
			Weighted
			Average		Weighted
	Number	Weighted Average	Remaining	Number	Average
Exercise Price Range	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price

$0.04 - $0.08	194	$0.08	7.32	194	$0.08
$0.13 - $0.40	159	0.32	7.65	157	0.32
$1.20	1,440	1.20	8.61	1,361	1.20
$6.00	358	6.00	9.47	357	6.00
$12.00 - $18.99	4,238	12.25	9.39	60	12.00

$0.04 - $18.99	6,389	$8.74	9.11	2,129	$2.14

Fair value disclosures

      The following information concerning the Company’s stock option plan is provided in accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). As permitted by SFAS 123, the Company accounted for options granted to employees in accordance with APB No. 25 and related interpretations. The fair value of each stock option granted to employees was estimated on the date of grant using the following weighted average assumptions:

		Year Ended
	Period From	December 31,
	Inception to
	December 31, 1999	2000	2001

Expected stock price volatility	125%	125%	125%
Risk-free interest rate	5.5%	6.2%	3.76%
Expected life of options (years)	3	3	3
Dividend yield	0.0%	0.0%	0.0%

      As a result of the above assumptions, the weighted average fair value of options granted during the period from inception to December 31, 1999 and during the years ended December 31, 2000 and 2001, was $1.32, $5.88 and $9.50, respectively.

      Had compensation expense for the 1999 Plan and 2001 Plan been determined based on the fair value at grant date for options granted during the period from inception to December 31, 1999 and during the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

years ended December 31, 2000 and 2001 consistent with the provisions of SFAS 123, the Company’s net loss would have increased to the pro forma amounts reported below (in thousands, except per share amounts):

	Period From	Year Ended December 31,
	Inception to
	December 31, 1999	2000	2001

Net loss attributable to common stockholders — as reported	$(4,619)	$(169,506)	$(109,152)

Net loss attributable to common stockholders — pro forma	$(4,643)	$(169,738)	$(110,213)

Net loss per share basic and diluted
As reported	$(12.09)	$(52.47)	$(16.39)

Pro forma	$(12.15)	$(52.55)	$(16.55)

17.     WARRANTS

      During November 1999, the Company issued warrants to purchase 125,000 shares of common stock at an exercise price of $0.13 per share issued to a third party in connection with a contract for professional recruiting services previously provided. These warrants have a seven-year term and were fully exercisable from the date of grant. The fair values of these warrants were determined at the date of grant using the Black-Scholes option pricing model. The calculated fair value of $41,000 was attributable to professional fees during 1999. As of December 31, 2001 and March 31, 2002, these warrants remained outstanding and fully exercisable.

      In addition, the Company issued warrants to purchase 40,413 shares of preferred stock, which would convert to 10,103 shares of common stock, at an exercise price of $0.60 per share to a third party in connection with an equipment loan. These warrants have a ten-year term and were fully exercisable from the date of grant. The fair values of these warrants were determined at the date of grant using the Black-Scholes option pricing model. The calculated fair value of $44,000 was attributable to interest expense during 1999. As of December 31, 2001, these warrants remained outstanding and fully exercisable. During the six months ended June 30, 2002, these warrants were exercised for 8,908 shares of common stock (unaudited).

      Pursuant to the merger with Confinity, the Company assumed the obligations under warrants issued to investors during January 2000 by Confinity in connection with a preferred stock financing. These warrants were issued to purchase 4,999,999 shares of Series CC preferred stock at an exercise price of $2.40 per share and were fully exercisable from the date of grant. As of the date of the merger with Confinity, the warrants were amended to provide for the purchase of 10,103,273 shares of Series CC preferred stock at an exercise price of $1.19 per share. In August 2000, these warrants were net exercised by the holder in exchange for 6,103,270 shares of the Company’s Series CC preferred stock.

      During April 2001, the Company issued warrants to purchase 30,000 shares of the Company’s Series D preferred stock, which would convert to 7,500 shares of common stock, at an exercise price of $3.00 per share to a third party in connection with an equipment loan. The warrant has a five-year term and is fully exercisable upon grant. The fair value of the warrant was determined at the date of grant using the Black-Scholes option pricing model. The calculated fair value was $12,144 and was expensed in full as interest expense. During the six months ended June 30, 2002, these warrants were exercised for 2,919 shares of common stock (unaudited).

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.     401(k) SAVINGS PLAN

      During 2000, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the years ended December 31, 2000 and 2001 and during the six months ended June 30, 2002 (unaudited).

19.     COMMITMENTS AND CONTINGENCIES

Leases

      The Company has entered into capital lease agreements for certain furniture and fixtures, computer equipment and software.

      The Company leases its facilities under non-cancelable operating leases. Under the terms of the leases, the Company is responsible for its share of common area and operating expenses.

      As of December 31, 2001, minimum lease commitments required under all leases are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2002	$2,235	$3,441
2003	2,014	4,163
2004	1,000	4,239
2005	—	4,405
2006 and thereafter	—	23,221

Total minimum lease commitments	$5,249	$39,469

Less: Amount representing interest	(19)

Present value of minimum lease payments	5,230
Less: Current portion of capital lease obligation	(2,217)

Long-term portion of capital lease obligation	$3,013

      For the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001, rent expense under the operating leases amounted to approximately $91,000, $1.7 million and $2.1 million, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

      In April 2001, the Company entered into a capital lease with a financial institution that provides for advances not to exceed $3 million. In October 2001, the company amended this agreement and increased the advances available from $3 million to $5 million. As of December 31, 2001, the outstanding balance was $5 million. These funds were used to purchase furniture and fixtures, computer equipment and software. Starting in January 2002, the principal amount of the capital lease will be amortized over 30 equal principal payments plus interest. The interest rate is based on the current prime rate. In addition, in April 2001 the Company granted warrants to purchase 30,000 shares of Series D preferred stock in conjunction with this agreement (see Note 17). The Company has the option to pay off the principal amount at any time without penalty.

      In October 2001, the Company entered into a lease agreement for an office building. The term of this lease, which qualifies as an operating lease, commences on January 1, 2002 for 126 months. Under the

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

terms of the lease, the tenant is generally responsible for the payment of property taxes, insurance and maintenance costs related to the leased property. Additionally, in accordance with the lease agreement, the Company has also established an irrevocable standby letter of credit with a financial institution and has pledged cash, in the form of a certificate of deposit, in the amount of approximately $1.3 million to secure the letter of credit.

      As of June 30, 2002, the following sets forth the Company’s minimum lease commitments (in thousands) (unaudited):

	Capital	Operating
	Leases	Leases

2002	$1,125	$2,132
2003	2,014	4,228
2004	1,000	4,239
2005	—	4,405
2006 and thereafter	—	23,221

Total minimum lease commitments	$4,139	$38,225

Less: Amount representing interest	(5)

Present value of minimum lease payments	4,134
Less: Current portion of capital lease obligation	(2,063)

Long-term portion of capital lease obligation	$2,071

      Commitments under service and marketing agreements As of December 31, 2001, the Company has entered into service and marketing agreements under which minimum payments are due as follows (in thousands):

Year Ended December 31,

2002	$1,500
2003	1,875
2004	3,000
2005	2,500
2006	—

Total Commitments under service and marketing agreements	$8,875

20.     SERVICE AGREEMENT COSTS AND TERMINATION EXPENSES

      In November 1999, the Company entered into a series of agreements with CBI. Under the first agreement, the Company was to purchase CBI’s wholly owned subsidiary, First Western, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking agreement under which the Company would solicit customers to apply for First Western accounts and the customers would use the Company’s software programs to utilize Internet banking services from First Western. The Company was to reimburse CBI and First Western for their costs incurred in servicing the First Western accounts. At the same time, the Company and CBI entered into an agreement under which the Company purchased CBI common stock for $2 million (see Note 1). In connection with this agreement, the Company also entered into a put agreement requiring the Chief Executive Officer of CBI to repurchase the shares of CBI’s common stock from the Company at the price paid upon termination of the Internet banking arrangement.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In August 2000, the Company terminated its stock purchase agreement and in December 2000 cancelled its Internet banking services agreement with CBI. In December 2000, in accordance with the original agreement, the Company paid CBI a termination fee of $1 million and reimbursed CBI an additional $1 million for the net losses resulting from the Internet banking operations. In addition, the Company exercised its put agreement requiring the Chief Executive Officer of CBI to repurchase the common shares of CBI for $2 million.

21.     RELATED PARTY TRANSACTIONS

      In February 2001, the Company entered into a strategic alliance with Providian Financial (Providian). The alliance agreement between the Company and Providian was amended in March 2002. Under the terms of the alliance, the Company offers Providian-issued, PayPal-branded Visa cards to the Company’s account holders. Simultaneously, Providian purchased 3,333,333 shares of the Company’s Series D preferred stock financing at the same price per share as was paid by the other investors in the Series D preferred stock. The former Chief Executive Officer of Providian is a member of the Company’s board of directors.

      In April 2000, the Company assumed a loan payable by its Chief Financial Officer to his former employer. The loan is due in June 2004 or at such time when he is no longer employed by the Company. The Company forgave 25% of this loan in June 2001 which is reflected in employee compensation expense as of December 31, 2001. The remainder of the loan will be forgiven in 25% increments per year.

22.     LEGAL AND REGULATORY MATTERS

      In addition to the matters discussed below, in the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. Management believes that the outcomes of such actions or proceedings are not expected to have a material effect on the financial position or results of operations of the Company.

Bank Regulatory Matters

      Because the Company is not licensed as a bank, it is not permitted to engage in a banking business. The Company does not require customers to keep funds in the Company’s system in order to use the Company’s product. Although the definition of a “banking business” varies among state laws, and is not limited to entities that take deposits, the Company believes that its principal risk of being deemed to be engaged in unauthorized banking activities, as indicated in the concerns raised by the four states described below, arises from the possibility that the Company may be deemed to be keeping money on account for customers or otherwise accepting deposits. The Company has taken two principal steps intended to create the result that customers who carry balances available for future spending through PayPal are not “keeping money on account” with the Company:

•	as of November 2000, U.S.-based customers who choose to carry balances have the option of investing those balances through a sweep arrangement to purchase shares of the PayPal Money Market Fund, which is a registered money market mutual fund. These shares are held by the customer directly, and the Company does not become the owner of the underlying funds, as it would in a deposit relationship.

•	as of August 2001, the Company changed its user agreement and the management of its customers’ funds so that, for customers who choose to carry balances but do not enroll in the money market sweep, the Company acts as agent for the customers in placing their money in bank accounts, and the Company does not have discretion to loan out those funds, or spend the funds for its corporate purposes. The Company has established relationships with three banks under which it places customer funds outside of the Money Market Fund into accounts at these banks.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In response to the Company’s contacts with state regulatory authorities beginning in the summer of 2000 regarding the applicability of money transmitter laws, regulatory authorities in New York and Louisiana stated their view that the ability of the Company’s customers to leave amounts on account with the Company for future transfer represented the conduct of a banking business, and authorities in California and Idaho questioned whether the Company was engaged in a banking business. The Company received written communications to this effect from these authorities commencing in the summer of 2000 and, in the case of Idaho, in January 2001.

      The Company has been in recent contact with the staffs of each of these regulatory authorities. As of March 12, 2002, the Company has not received assurance that the steps it has taken are sufficient to address these states’ concerns, although California, Louisiana and Idaho are processing the Company’s money transmitter applications. Even if the steps the Company has taken to resolve these states’ concerns are deemed sufficient by the state regulatory authorities, the Company could be subject to fines and penalties for past activities. No regulatory authority has informed the Company of its intention to impose a monetary penalty.

      If the Company were found to be subject to and in violation of any banking laws or regulations in any state, not only the four that have expressed concern, the Company could be subject to liability, which in some states may include high fines for each day of noncompliance, or forced to cease doing business with residents of those states or to change the Company’s business practices. Even if the Company is not forced to cease doing business with residents of certain states or to change its business practices to comply with banking laws and regulations, the Company could be required to obtain licenses or regulatory approvals that could impose a substantial cost on the Company.

      An estimate of the range of loss, if any, related to these matters, cannot be made at this time given the early stage of these matters and limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company’s financial condition or results of operations.

FDIC Advisory Opinion

      Beginning in the first quarter of 2002, the Company will deposit all U.S.-based customer funds not transferred to the PayPal Money Market Reserve Fund in FDIC-insured bank accounts. The objective of this strategy is to obtain pass-through FDIC insurance for individual PayPal users covering their available PayPal account balances. On February 15, 2002, the Company received an advisory opinion from the Federal Deposit Insurance Corporation (the “FDIC”) on the availability of pass-through FDIC insurance for its customers. This opinion concluded that pass-through FDIC insurance would be available to the Company’s customers if the Company (1) places pooled customer funds in bank accounts denominated “PayPal as Agent for the Benefit of its Customers” or similar caption, (2) maintains records sufficient to identify the claim of each customer in the FDIC-insured account, (3) complies with applicable FDIC recordkeeping requirements, and (4) truly operates as an agent of its customers.

      In connection with the Company’s implementation of steps to establish that the Company is truly operating as an agent, as set forth in the FDIC advisory opinion, in February 2002, the Company transferred customer funds previously held in bank money market accounts into non-interest bearing bank accounts.

      As these customer funds have been transferred into non-interest bearing accounts, the Company’s revenues from interest on funds held for others in future periods will decline. For the period from inception to December 31, 1999 and for the years ended December 31, 2000 and 2001, these revenues represented $0, $2.0 million, and $3.8 million and 0%, 14% and 4% of the Company’s total revenues, respectively. As a result, most cash and investments held for the benefit of customers and the associated liabilities will be removed from the Company’s balance sheet in future periods.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Patent Litigation; Third Party Patent License Demands

      On February 15, 2002, the Company received a letter from counsel to NetMoneyIN, Inc., a privately held company based in Arizona. The letter from NetMoneyIN’s counsel alleges that the Company is infringing at least claim 13 of U.S. Patent Number 5,822,737 (the ’737 patent) and claim number 1 of U.S. Patent Number 5,963,917 (the ’917 patent), which is a continuation of the ’737 patent, when the Company “engage(s) in working with merchant web sites to check credit card purchases.” The ’737 patent and the ’917 patent relate to a financial transaction system for processing payments over a network, in particular for credit and debit card payments. The Company believes that it does not infringe the ’737 or ’917 patents, among other reasons because the Company does not provide direct credit or debit card processing for merchants. The Company has responded to this effect to the letter from NetMoneyIN’s counsel. NetMoneyIN has not commenced any legal action against the Company; however, the letter from NetMoneyIN states that the Company will be sued if the Company remains unlicensed.

      If the Company were to conclude based on additional information that some element of the Company’s processes are or might be covered by the NetMoneyIN patent, the Company might seek to negotiate and obtain licenses from NetMoneyIN. If the Company were unwilling or unable to obtain a license from NetMoneyIN, the Company would remain subject to potential liability for patent infringement. Although the Company will contest any lawsuit vigorously, the Company cannot make assurances that it will prevail if NetMoneyIN were to sue the Company for infringement of their patents. If any portions of the Company’s service were found to be infringing their patents, then the Company would likely be unable to continue to offer those portions of the Company’s service found to be infringing. The Company could also then be required to pay damages for past infringing use, possibly attorneys’ fees, and possibly treble damages. This could have a material adverse effect on the Company’s business prospects, financial condition, and results of operations.

      On February 4, 2002, CertCo, Inc. filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware. CertCo is based in New York and describes itself as a “provider of transactional security and risk management products and services.”

      CertCo’s lawsuit is based on CertCo’s U.S. Patent Number 6,029,150 (the ’150 patent) that was issued February 22, 2000, entitled “Payment and Transactions in Electronic Commerce System.” The ’150 patent relates to a method of payment in an electronic payment system wherein a plurality of customers have accounts with an agent. A customer obtains an authenticated quote from a specific merchant, including a specification of goods and a payment amount for those goods. The customer sends the agent a single communication including a request for payment of the payment amount to the specific merchant and a unique identification of the customer. The agent issues to the customer an authenticated and verifiable payment advice based only on the single communication and secret shared between the customer and the agent and status information which the agent knows about either or both of the merchant and the customer. The customer forwards a portion of the payment advice to the specific merchant. The specific merchant provides the goods to the customer in response to receiving the portion of the payment advice.

      The complaint filed by CertCo alleges that the Company is “directly infringing, contributing to the infringement of, or inducing others to infringe” the ’150 patent “by making, using, offering to sell, selling or inducing others to use [our] electronic payment and transaction system . . . in the United States . . . .” The complaint additionally alleges that the Company’s alleged infringement “has been and continues to be deliberate and willful, . . . entitling CertCo to enhanced damages and reasonable attorneys’ fees.” The complaint further alleges that CertCo will suffer “irreparable injury” unless the Company’s “infringing conduct is preliminarily and permanently enjoined.” The complaint includes a demand for a jury trial.

      The complaint requests that the Court order the following relief against the Company: (a) a permanent injunction against the Company’s alleged infringement; (b) an award of damages for alleged past infringement, including pre- and post-judgment interest; (c) a judgment that the Company willfully

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

infringed the patent, warranting a trebling of any awarded damages; (d) a judgment that this is an exceptional case, warranting an award to CertCo of its reasonable attorneys’ fees; and (e) an award of CertCo’s costs.

      On February 11, 2002, the Company filed a response to CertCo’s lawsuit, denying CertCo’s claim that the Company is infringing CertCo’s patent, asserting that CertCo’s patent is invalid, and asserting counterclaims for a declaratory judgment of both such non-infringement and invalidity. The Company’s response also requested that the court find that the lawsuit brought by CertCo be declared an exceptional case, entitling the Company to its attorneys’ fees, for at least the reason that CertCo’s patent was issued two years ago, the Company has been offering its service for more than two years, and on information and belief that the lawsuit was filed to disrupt the Company’s initial public offering. The Company intends to vigorously pursue its defense of and counterclaim in the lawsuit.

      A patent’s claims define the scope of the invention covered by the patent. In order to assert its patent against the Company, CertCo must prove that the Company’s service infringes at least one claim of its patent. In order to prove direct infringement of any single claim, CertCo must prove that all of the elements of the claim, or their equivalent, are performed by the Company’s service. If any element of a claim is not performed, literally or equivalently, by the Company’s service, the Company’s service cannot infringe the claim.

      CertCo has not provided the Company with any information, beyond the summary allegations described and excerpted above, regarding how it claims the Company might be infringing the ’150 patent or in what manner it claims the Company’s processes might be infringing that patent. However, the Company has noted that each of the claims of CertCo’s ’150 patent has as an element that a system send a “verifiable” “payment advice message.” The Company believes its service does not send a “verifiable” “payment advice message” or an equivalent thereof.

      An estimate of the range of loss, if any, related to this matter cannot be made at this time given that the complaint contained no specific amount claimed for monetary damages, the early stage of this matter and the limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company’s financial condition and results of operations.

      See Note 23 — Subsequent Events.

Class Action Litigation

      On February 21, 2002, the Company was served with a lawsuit, Kamdar et al. v. PayPal, Inc., filed in Superior Court of the State of California in Santa Clara County. This suit was filed on behalf of a purported class of users whose accounts have been restricted by the Company. The suit claims that the Company has restricted funds or user accounts in a manner that breaches the Company’s User Agreement provisions on account restrictions, that constitutes an unlawful, unfair or fraudulent business practice under California law, and that constitutes a conversion of the users’ funds. The plaintiffs seek an order awarding (1) actual and compensatory damages, (2) restitution or other equitable relief, (3) punitive damages as to any conversion of users’ funds, (4) an injunction preventing the Company from continuing to convert funds or to engage in the alleged unlawful, unfair or fraudulent practices regarding account restrictions, (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest, and (6) such other relief as the court may deem proper. The Company believes its policies and procedures regarding account restrictions are appropriate and are an important part of its risk management system. On March 18, 2002, the Company removed the case from Superior Court in Santa Clara County to the United States District Court for the Northern District of California. On April 1, 2002, plaintiffs filed a motion to remand the case back to Superior Court. The Company is opposing the motion. The Company also filed its answer to the complaint on May 6, 2002, denying each substantive element of the plaintiffs’ claim.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      On March 12, 2002, a separate lawsuit, Fawcett et al. v. PayPal, Inc. (now known as Comb et al. v. PayPal, Inc.), was filed in United States District Court for the Northern District of California, San Jose Division. This suit was filed on behalf of a purported class of all persons who, at any time since the launch of the PayPal service in October 1999, have opened an account with the Company or had money electronically transferred from or to an account with another financial institution in connection with a PayPal transaction. The suit claims that the Company has (1) violated the Electronic Fund Transfer Act by, among other things, failing to conduct a good faith and timely investigation of errors reported by customers, failing to provisionally credit amounts alleged to be in error within ten business days, and failing to provide a telephone number and address readily available to the consumer for reporting unauthorized transactions; (2) converted funds of class members to the Company’s own use through unlawful conduct; (3) transferred or retained from class members monies that the Company had no right to retain; (4) unjustly retained monies belonging to the class members; and (5) been negligent in not making dispute resolution information readily available for customers, making it difficult for customers to resolve disputes with the Company in an efficient and appropriate manner, and failing to establish and maintain adequate procedures concerning the transfer of funds. The suit also claims that the above alleged actions constitute unlawful, unfair, fraudulent and deceptive business practices under California law. On May 1, 2002, the plaintiffs filed an amended complaint, dropping one of the three named plaintiffs and adding causes of action under the California Consumers Legal Remedies Act. On May 10, 2002, the plaintiffs filed a motion for certification of their proposed plaintiff class.

      The plaintiffs seek an order (1) declaring that the Company has violated the Electronic Fund Transfer Act; (2) awarding statutory damages under the Electronic Fund Transfer Act, including actual damages, an award up to the lesser of $500,000 or 1 percent of the Company’s net worth, and the plaintiff’s costs and attorney’s fees; (3) awarding treble damages and punitive damages; (4) awarding compensatory damages with interest; (5) awarding restitution of all monies that the Company wrongfully acquired from the class members and the general public; (6) awarding pre-judgment and post-judgment interest; (7) imposing a constructive trust upon any and all monies and assets the Company has wrongfully acquired from the class members; (8) declaring the arbitration provision in the PayPal User Agreement unenforceable; (9) awarding equitable and declaratory relief, including an injunction preventing the Company from continuing to engage in the alleged wrongful conduct, requiring the Company to return any gains from wrongful conduct, and requiring the Company to make corrective disclosures to customers; and (10) awarding such other relief as the court may find proper.

      The Company believes it has meritorious defenses to these lawsuits and will contest the suits vigorously. However, the ultimate resolution of these matters could have a material adverse effect on the Company’s financial condition and results of operations. Even if the Company prevails, the litigation could be expensive to defend and could require significant amounts of management time and the diversion of significant operational resources. An estimate of the range of loss, if any, related to these matters cannot be made at this time given that the complaints did not specify the full amount of monetary damages claimed, the early stage of the matters and the limited amount of information available as of this date.

23.     SUBSEQUENT EVENTS (Unaudited)

      During the three months ended June 30, 2002, the Company moved its California headquarters from Palo Alto to Mountain View. The Palo Alto lease extends through 2007, with total lease commitments of $8.0 million. The Company intends to sublease the Palo Alto property and has taken a non-recurring charge of $5.5 million during the three months ended June 30, 2002, for this lease and the disposal of certain fixed assets in this property. This charge is based on PayPal management’s best estimate of the liability net of expected sublease income. This estimate may be revised in future periods.

      On April 25, 2002, CertCo agreed to drop the patent infringement suit that it had asserted against the Company. The settlement involved an inconsequential payment by the Company and mutual releases.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      MasterCard has adopted a clarification to its rules, effective May 1, 2002, which will require each customer that regularly uses PayPal to accept payment for goods or services, to enter into a contract with the bank that processes MasterCard transactions for the Company and to agree to observe MasterCard rules. The Company believes the Company can comply with this rule through changes to its User Agreement, but the Company is unable at this time to predict precisely how this rule will affect the Company’s business. It could require the Company to change the interrelationship among the Company, the Company’s customers and the Company’s credit card processing bank in ways that could increase the Company’s costs, reduce the attractiveness of the Company’s service or both.

      On May 7, 2002, Tumbleweed Communications Corp. filed a lawsuit for patent infringement against the Company in the United States District Court for the Northern District of California. Tumbleweed is a software company headquartered in Redwood City, California, that specializes in Internet security. The lawsuit claims infringement of two U.S. patents: U.S. Patent Number 5,790,790 (the ’790 patent), entitled “Electronic Document Delivery System in Which Notification of Said Electronic Document is Sent to a Recipient Thereof,” and U.S. Patent Number 6,192,407 (the ’407 patent), entitled “Private, Trackable URLs For Directed Document Delivery.” The Tumbleweed patents relate to techniques for the delivery of electronic documents to users over the Internet. Specifically, the ’790 patent relates to an electronic document delivery system and methods of its use where a document is forwarded to a remote server. The server sends a generic notification of the document, with direct reference to the document, to an intended recipient, and the recipient can download the document from the server using local protocols. The ’407 patent relates to a document delivery architecture that dynamically generates a private Uniform Resource Locator (URL) to retrieve documents. The Company believes that it does not infringe the ’790 or ’407 patents and will contest the suit vigorously. In its answer filed May 28, 2002, the Company denied any infringement and asserted that the Tumbleweed patents are invalid. In addition, the Company brought counterclaims for declaratory judgment that the patents are not infringed and are invalid.

      In May 2002, the Company entered into an agreement with Wells Fargo to provide U.S. credit card processing services. The Company is required to complete the transition from its current processor, EPX, to Wells Fargo by November 2002. In connection with this agreement, the Company will be required to maintain a reserve of $3.0 million at all times as a security for the performance of the Company’s obligations. Wells Fargo may increase this amount, but only as reasonably related to its potential liability for transactions that it processes for the Company. In connection with the termination of the relationship with EPX, the Company may be required to provide collateral to cover chargebacks received by EPX after termination.

      In May 2002, the Company entered into an agreement to purchase approximately 22 acres of land near Omaha, Nebraska, for approximately $3.7 million. Escrow closed on that land purchase on July 18, 2002. Also in May 2002, conditioned on the successful closing of the land purchase, the Company entered into an agreement to have a building constructed on this land at a cost of approximately $12.7 million. This 115,200 square foot facility will serve as the Company’s primary customer service and operations center, and the expected date of occupation is March 2003.

      On June 7, 2002, the Company received a letter from counsel to the New York Banking Department stating that the Department has concluded, based on its review of the Company’s business model and the relationship between the Company and its customers created by the Company’s User Agreement, that the Company is not currently engaged in illegal banking. The New York Banking Department remains free to change its conclusion if the Company changes its business model or its relationship with its customers. The New York Banking Department also encouraged the Company to submit an application to obtain a New York money transmitter license as soon as practicable. The Company submitted its application on June 28, 2002.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      On June 11, 2002, the Company received notice of dismissal of the class action lawsuit, Kamdar et al. vs. PayPal Inc., which was dismissed in connection with the filing of the Lee et al. vs. Paypal, Inc. lawsuit described below.

      A separate lawsuit, Lee et al. v. PayPal, Inc., was filed in Superior Court of the State of California in Santa Clara County on June 6, 2002. The plaintiffs in this action share the same counsel as the plaintiffs in the Kamdar action. The Lee action was filed on behalf of a purported class of all persons who hold or held PayPal accounts (a) that the Company restricted in their entirety, even though suspected frauds only implicate a portion of the funds in the accounts, (b) that the Company restricted without any reasonable ground to suspect user fraud or other justifiable basis, or (c) from which the Company deducted funds without justification, without completing an investigation, or without providing the user with the written results of the investigation within three business days of completing the investigation. Like the Kamdar action, this complaint claims that the Company has restricted funds or user accounts in a manner that breaches the Company’s User Agreement provisions on account restrictions, that constitutes an unlawful, unfair or fraudulent business practice under California law, and that constitutes a conversion of the users’ funds. The plaintiffs seek an order awarding (1) actual and compensatory damages, (2) restitution or other equitable relief, (3) punitive damages, (4) an injunction preventing the Company from continuing to convert funds or to engage in the alleged unlawful, unfair or fraudulent practices regarding account restrictions, (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest, and (6) such other relief as the court may deem proper.

      On June 10, 2002, a separate class action Resnick et al. v. PayPal, Inc.,was filed the U.S. District Court for the Northern District of California, San Jose Division. This suit was filed on behalf of a purported class of all customers who use their PayPal account primarily for personal, family or household purposes. The plaintiffs in this action share the same counsel as the plaintiffs in the Kamdar and Lee actions. The Resnick suit alleges that the Company has violated the Electronic Fund Transfer Act. The plaintiffs seek an order awarding (1) actual and compensatory damages, (2) restitution and other equitable relief as the court deems proper, (3) treble damages and penalties under the Electronic Fund Transfer Act, (4) an injunction preventing the Company from continuing to convert the remaining funds in the plaintiffs’ accounts, (5) plaintiffs’ costs incurred in the litigation, including attorney’s fees, and pre- and post-judgment interest, and (6) such other relief as the court may deem just and proper.

      An estimate of the range of loss, if any, related to this matter cannot be made at this time given that the complaint contained no specific amount claimed for monetary damages, the early stage of this matter and the limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company’s financial condition and results of operations.

      On July 8, 2002, a complaint captioned Kathleen Rooney v. PayPal, Inc., John C. Dean, Jr., Shailesh J. Metha (sic), John A. Malloy, Timothy M. Hurd, Michael J. Moritz, Elon Musk, Peter A. Thiel, Max R. Levchin, and eBay Inc., C.A. No. 19733, was filed in Delaware Chancery Court. A second complaint captioned Louis Crespo v. PayPal, Inc., Peter A. Thiel, Max R. Levchin, John C. Dean, Jr., Shailesh Mehta, John A. Malloy, Timothy M. Hurd, Michael J. Moritz, Elon Musk, and eBay, Inc., C.A. No. 19735, was filed on July 9, 2002 in the same court. A third complaint captioned Daniel Lowe v. PayPal, Inc. Peter A. Thiel, Max R. Levchin, John C. Dean, Jr., Shailesh Mehta, John A. Malloy, Timothy M. Hurd, Michael J. Moritz, Elon Musk and eBay, Inc., C.A. No. 19745, was filed on July 10, 2002 in the same court. A fourth complaint captioned Dominic A. Castaldo v. Peter A. Thiel, Max R. Levchin, John C. Dean, Timothy M. Hurd, John A. Malloy, Shailesh J. Mehta, Michael J. Moritz, Elon R. Mush (sic), eBay Inc., and PayPal, Inc., Case File No. CV809326, was filed July 10, 2002 in the Superior Court of the State of California for the County of Santa Clara. A fifth complaint captioned Pierre Biscaye v. Peter A. Thiel, Max R. Levchin, John C. Dean, Timothy M. Hurd, John A. Malloy, Shailesh J. Mehta, Michael J. Moritz, Elon R. Mush (sic), eBay Inc. and PayPal, Inc., Case File No. CV809663, was filed on July 23, 2002 in the Superior Court of the State of California for the County of Santa Clara.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      These lawsuits purport to be brought as class actions on behalf of all stockholders of the Company. and allege that the defendants have breached fiduciary duties they allegedly owe to the Company’s stockholders by entering into a merger agreement that contemplates that each share of the Company’s common stock will be exchanged for 0.39 shares of eBay common stock. The complaints seek an injunction prohibiting the merger, unspecified monetary damages, and costs and attorneys’ fees. The Company believes that these suits are without merit and intends to defend against them vigorously.

      An estimate of the range of loss, if any, related to these matters cannot be made at this time given that the complaints did not specify an amount of monetary damages claimed, the early stage of the matters and the limited amount of information available as of this date.

      On July 2, 2002, the Company completed a $131.1 million secondary public offering of 6.9 million shares. The Company did not receive any proceeds from the transaction, other than for reimbursement to the Company of expenses related to this offering, as all shares were sold by existing shareholders.

      On July 7, 2002, the Company entered into a merger agreement with eBay Inc. Upon consummation of the merger, the Company will become a wholly-owned subsidiary of eBay. The merger is expected to close around year-end 2002 upon satisfaction of customary closing conditions and receipt of governmental, shareholder and regulatory approvals. Under the terms of the agreement, PayPal stockholders will receive 0.39 shares of eBay common stock in exchange for each share of PayPal common stock. Outstanding stock options and warrants to purchase shares of PayPal stock will be converted to options and warrants to purchase shares of eBay common stock at the same exchange ratio. Based on eBay’s stock price on July 5, 2002, the acquisition is valued at approximately $1.5 billion. The merger agreement contains certain termination provisions that could require the Company to pay penalties of $5,000,000 or $45,000,000 and to reimburse eBay’s expenses in the event that the merger is not completed.

      On July 9, 2002, the Company was served with a subpoena, dated July 5, 2002, issued by the Attorney General of the State of New York. The subpoena sought the production of documents on or before July 22, 2002 that are related to, among other things, the Company’s transactions with merchants involved in online gambling activities. The stated purpose of the subpoena is to assist the Attorney General in determining whether an action or proceeding should be instituted against the Company. On July 25, 2002, the Company met with representatives of the Attorney General of the State of New York and discussions between the Attorney General of the State of New York and the Company are still ongoing. The deadline for the production of documents was extended pending these discussions. No civil or criminal action or proceeding has been commenced against the Company by the Attorney General. The Company intends to continue to cooperate fully with the Attorney General in this matter.

      The Company currently offers its product to customers with a credit card in 37 countries outside the U.S. The Company offers its product from the U.S., in English and in U.S. dollars. For countries outside the U.S., it is not clear whether, in order to provide the Company’s product in compliance with local law, the Company needs to be regulated as a bank or financial institution or in some other capacity. Additionally, the more the Company markets in, and provides a locally tailored service to, any country outside the U.S., the greater the risk that it will require to be regulated in that jurisdiction in order to comply with local law. The Company is working with foreign legal counsel to identify and comply with applicable laws and regulations. Some of the foreign countries where the Company offers its product regulate banks, financial institutions and other businesses and operate under legal systems that could apply those laws to the Company’s business even though the Company does not have a physical presence in those countries. For example, under the laws of France, the Company could be required to add special features to the Company’s product or contract with a French bank in order to serve customers located in France. Violations of these rules could result in civil and criminal penalties. The Company may also be required to comply with the money laundering rules of non-U.S. countries where the Company offers its product, and failure to do so may lead to civil and criminal penalties.

PAYPAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company expects to apply to the Financial Services Authority in the United Kingdom for a license to operate as an electronic money issuer under a new legal regime that came into operations in the United Kingdom on April 27, 2002. The licensing system for electronic money issuers in the United Kingdom was implemented pursuant to a European Union directive that applies to all member countries, and if the Company obtains a license from the United Kingdom it likely would be authorized to operate in all European Union member countries, subject to the terms of the license. Because the electronic money issuer regulatory system is new and has not yet been adopted by each of the member countries, the Company cannot provide assurances that other European Union countries will not impose additional requirements or seek to regulate the Company as a bank or other regulated financial institution. In addition, in order to obtain a license as an electronic money issuer from the United Kingdom or in other countries, the Company may be required to increase its local presence, change how it accounts for transactions by international customers or otherwise make changes to the Company’s business that could increase costs. It would also be necessary to comply with capital adequacy requirements and requirements as to how money in customer accounts can be invested, with highly liquid and very low risk investments being stipulated. It is likely to be desirable to create a separate local subsidiary to obtain the necessary license.

      The Banking Development Department of the Hong Kong Monetary Authority sent the Company a letter dated June 3, 2002, which states that they are trying to determine whether the Company’s service provided to Hong Kong’s users is considered as “taking deposits” under Hong Kong’s banking laws. If it is, then those laws require that any advertising material issued by the Company to Hong Kong residents comply with Hong Kong law. Information that the Company posts on its website is considered to be advertising material for purposes of Hong Kong’s Banking Ordinance. The Banking Ordinance would require the Company to add certain additional information to the material on its website or risk a fine or imprisonment. The Company’s legal counsel has delivered to the Hong Kong Monetary Authority a response to their request for an opinion regarding the Company’s obligations under U.S. agency law. At this preliminary stage, the Company believes that its service does not constitute “taking deposits” under the Hong Kong Banking Ordinance, and that even if it does, adding the information that Hong Kong would require be added to the Company’s website would not have a material adverse effect on the Company. If, however, the Hong Kong Monetary Authority were to take the view that the Company’s service involved not only “taking deposits” but also taking those deposits in Hong Kong, then the Company would likely need to be regulated as a bank in Hong Kong in order to allow Hong Kong customers to carry balances in the Agency Account.

      The Company has received federal grand jury subpoenas dated July 24, 2002, issued at the request of the United States Attorney for the Eastern District of Missouri. These two subpoenas seek the production of documents related to online gambling activities. The Company intends to cooperate fully with the United States Attorney’s office in this matter.

      An estimate of the range of loss, if any, related to these matters cannot be made at this time given the early stage of the matters and the limited amount of information available as of this date. The ultimate resolution of these matters could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

      In July 2002, Chase Merchant Services (CMS) released $3.0 million of the pledged certificates of deposit and an additional $300,000 that CMS had retained directly in an escrow account, the amounts were used to cover CMS’s chargeback risk (see Note 5).

Report of Independent Accountants

To the Board of Directors and Stockholders of

Confinity, Inc.:

      In our opinion, the accompanying balance sheets and the related statements of operations, of mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Confinity, Inc, (a development stage company), (the Company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period December 3, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

/s/  PricewaterhouseCoopers LLP

San Francisco, California

November 28, 2000

CONFINITY, INC.

(a development stage company)
BALANCE SHEETS

	December 3, 1998
	(inception) to	Year Ended
	December 31,	December 31,	March 30,
	1998	1999	2000

			(unaudited)
Assets
Cash and cash equivalents	$100,007	$2,362,257	$—
Funds receivable	—	—	4,845,100
Receivables	—	127,378	20,000
Prepaid expenses	—	15,211	22,207

Total current assets	100,007	2,504,846	4,887,307

Furniture and equipment, net	—	837,449	1,527,374
Intangible assets, net	—	3,675	3,675
Deposits	—	116,000	7,442,352

Total assets	$100,007	$3,461,970	$13,860,708

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Equity/(Deficit)
Overdraft payable	$—	$—	$1,780,535
Due to customers	—	253,933	11,444,478
Accrued liabilities and accounts payable	—	176,272	1,232,799
Reserve for transaction losses	—	—	493,908
Current portion of obligations under capital lease	—	127,374	—
Due to founder	100,000	—	—
Other liabilities	—	—	505,159

Total current liabilities	100,000	557,579	15,456,879

Obligations under capital lease	—	331,164	—

Total liabilities	100,000	888,743	15,456,879

Mandatorily redeemable convertible preferred stock, no par value:
0, 14,500,000 and 24,602,718 shares authorized at December 31, 1998 and 1999 and March 30, 2000; 0, 14,500,000 and 23,666,664 shares issued and outstanding at December 31, 1998, 1999 and March 30, 2000	—	4,978,454	15,880,941
Commitments and contingencies (Notes 11 and 12)
Stockholders’ equity (deficit):
Common stock: no par value: 50,000,000 shares authorized; 0, 10,426,200, 12,605,450 issued and outstanding at December 31, 1998 and 1999 and March 30, 2000	—	88,224	256,008
Additional paid in capital	—	1,176,625	5,106,648
Non-cash deferred stock-based compensation	—	(969,348)	(4,505,593)
Due from shareholder	—	(37,400)	(37,400)
Deficit accumulated during development stage	7	(2,663,328)	(18,296,775)

Total stockholders’ equity (deficit)	7	(2,405,227)	(17,477,112)

Total liabilities mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$100,007	$3,461,970	$13,860,708

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.

(a development stage company)
STATEMENTS OF OPERATIONS

	Period From
	December 3, 1998		Three Months	Period From
	(inception) to	Year Ended	Ended	Inception to
	December 31, 1998	December 31, 1999	March 30, 2000	March 30, 2000

			(unaudited)	(unaudited)
Revenues
Interest on funds held for others	$7	$85,662	$84,866	$170,535
Operating expenses
Transaction processing expenses	—	9,673	1,503,284	1,512,957
Provision for transaction losses	—	—	575,238	575,238
Customer service and operations(1)	—	181,408	406,513	587,921
Product development(1)	—	550,700	619,598	1,170,298
Selling, general and administrative(1)	—	1,824,237	12,166,986	13,991,223
Stock-based compensation	—	174,717	373,338	548,055
Amortization of intangibles	—	1,260	57,486	58,746

Income (loss) from operations	7	(2,656,333)	(15,617,577)	(18,273,903)

Interest income (expense)	—	(7,002)	(15,870)	(22,872)

Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)

Basic and diluted net loss per share		$(0.42)	$(2.08)

Shares used in calculating basic and diluted net loss per share		6,291,280	7,533,600

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$—	$26,964	$91,594	$118,558
Product development	—	81,856	139,606	221,462
Selling, general and administrative	—	65,897	142,138	208,035

Total	$—	$174,717	$373,338	$548,055

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.

(a development stage company)
STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY/(DEFICIT)

	Mandatorily
	Redeemable
	Convertible					Non-cash
	Preferred Stock		Common Stock		Additional	Deferred			Total
					Paid-In	Stock-based	Stockholder’s	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Notes	Deficit	(Deficit)

Date of inception
Net income	—	$—	—	$—	$—	$—	$—	$7	$7

Balance at December 31, 1998	—	—	—	—	—	—	—	7	7
Issuance of Series A mandatorily redeemable convertible preferred stock at $0.20 per share, net of issuance costs of $7,500, in February of 1999	2,500,000	492,500	—	—	—	—	—	—	—
Issuance of Series B mandatorily redeemable convertible preferred stock at $0.375 per share, net of issuance costs of $14,046 in June of 1999	12,000,000	4,485,954	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	9,804,615	82,460	554,090	(554,090)	—	—	82,460
Amortization of restricted common stock to employees	—	—	—	—	—	47,218	—	—	47,218
Issuance of stock options to employees at below fair value	—	—	—	—	372,113	(372,113)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	41,068	—	—	41,068
Issuance of stock options to non- employees in exchange for services	—	—	—	—	217,862	(217,862)	—	—	—
Amortization of stock options to non- employees in exchange for services	—	—	—	—	—	86,431	—	—	86,431
Exercise of stock options	—	—	46,200	924	—	—	—	—	924
Stockholders’ notes issued for common stock	—	—	575,385	4,840	32,560	—	(37,400)	—	—
Net loss								(2,663,335)	(2,663,335)

Balance at December 31, 1999	14,500,000	4,978,454	10,426,200	88,224	1,176,625	(969,348)	(37,400)	(2,663,328)	(2,405,227)
Issuance of Series C mandatorily redeemable convertible preferred stock at $1.20 per share, net of issuance costs of $97,510 in March of 2000	9,166,664	10,902,487	—	—	—	—	—	—	—
Issuance of stock options to employees at below fair value	—	—	—	—	3,283,978	(3,283,978)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	283,363	—	—	283,363
Issuance of stock options to non- employees in exchange for services	—	—	—	—	38,955	(38,955)	—	—	—
Amortization of stock options to non- employees in exchange for services	—	—	—	—	—	10,197	—	—	10,197
Issuance of restricted common stock to employees at below fair value	—	—	—	—	—	—	—	—	—
Amortization of restricted common stock to employees at below fair value	—	—	—	—	—	79,778	—	—	79,778
Exercise of Stock Options	—	—	2,179,250	167,784	607,090	(586,650)	—	—	188,224
Net loss	—	—	—	—	—	—	—	(15,633,447)	(15,633,447)

Balance at March 30, 2000 (unaudited)	23,666,664	$15,880,941	12,605,450	$256,008	$5,106,648	$(4,505,593)	$(37,400)	$(18,296,775)	$(17,477,112)

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.

(a development stage company)
STATEMENTS OF CASH FLOWS

	December 3,
	(inception) to	Year Ended	January 1 to	For the Period
	December 31,	December 31,	March 30,	Inception to March 30,
	1998	1999	2000	2000

Cash flows from operating activities
Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	—	—	575,238	575,238
Depreciation and amortization	—	118,911	117,112	236,023
Non-cash stock-based compensation	—	174,717	373,338	548,055
Changes in operating assets and liabilities:
Receivables	—	(127,378)	(4,737,722)	(4,865,100)
Prepaid expenses and other assets	—	(131,211)	(7,333,348)	(7,464,559)
Due to customers	—	253,933	11,190,545	11,444,478
Accrued liabilities and accounts payable	—	176,272	1,103,148	1,279,420
Overdraft payable	—	—	1,780,535	1,780,535
Recoveries and charge-offs, net	—	—	(81,330)	(81,330)

Net cash provided by (used in) operating activities	7	(2,198,091)	(12,645,931)	(14,844,015)

Cash flows from investing activities
Purchase of fixed assets	—	(956,360)	(807,037)	(1,763,396)
Purchase of intangible assets	—	(3,675)	—	(3,675)

Cash used in investing activities	—	(960,035)	(807,037)	(1,767,071)
Cash flows from financing activities
Proceeds from issuance of preferred stock, net	—	4,878,454	10,902,487	15,780,941
Proceeds from issuance of common stock, net	—	82,460	—	82,460
Proceeds from issuance of notes due to founder	100,000	—	—	100,000
Repayments of notes due to founder	—	—	—	—
Proceeds from exercise of stock options	—	924	188,224	189,147
Payments under capital leases	—	458,538	—	458,538

Cash provided by financing activities	100,000	5,420,376	11,090,711	16,611,086
Net increase in cash	100,007	2,262,250	(2,362,257)	—
Cash and cash equivalents at beginning of period	—	100,007	2,362,257	—

Cash and cash equivalents at end of period	$100,007	$2,362,257	$—	$—

Non-cash investing and financing activities:
Issuance of common stock in exchange for stockholder notes	$—	$37,400	$—	$37,400

Issuance of restricted stock to employees	$—	$554,090	$—	$554,090

Issuance of stock options to employees	$—	$372,113	$3,283,978	$3,656,091

Issuance of stock options to non-employees	$—	$217,862	$38,955	$3,912,908

Conversion of note due to founder into mandatorily redeemable convertible preferred stock	$—	$500,000	$—	$500,000

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.

(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

      Confinity, Inc. (the “Company”) was incorporated in California on December 3, 1998 under the name FieldLink, Inc. On March 23, 1999, the Company’s name was changed to Confinity, Inc.

      Through the Company’s PayPal product users can send money to anyone with an email address. PayPal is available through devices capable of sending email including computers, Palm organizers and other wireless devices.

      As the Company’s activities have consisted primarily of providing free of charge, a product for sending money securely through email and no significant revenue has been generated, the Company is classified as a development stage entity as of March 30, 2000.

      On March 1, 2000 the Company agreed to merge with X.com Corporation. Under the terms of the agreement Confinity shareholders received approximately 2.02 shares of X.com stock for each share of Confinity stock. Immediately following the transaction the shareholders of Confinity owned approximately 50% of the combined company. The transaction was completed on March 30, 2000.

Interim financial information

      The interim consolidated financial statements as of March 30, 2000 and for the three-month period ended March 30, 2000, together with the financial data and other information for that period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

      The carrying amount of the Company’s financial instruments, which include cash equivalents, investment securities and receivables, approximated fair value at December 31, 1998 and 1999.

Comprehensive income

      The Company classifies items of other comprehensive income by their nature in the financial statements and displays the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. As of December 31, 1999, the Company had no such items.

Cash and cash equivalents

      The Company considers all highly-liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

Furniture and equipment

      Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, two years for software and five years for furniture and fixtures. Maintenance and repairs are charged to expense as incurred.

Capitalized software

      Cost of internal use software and website development cost are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which requires that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. Capitalized costs are amortized over one to three years on a straight-line basis. As of December 31, 1998 and 1999, the Company had capitalized approximately $0 and $210,781 in internally developed software costs and recognized $0 and $38,324 of amortization expense, respectively.

Intangible assets

      Intangible assets consist of purchased internet domain names and are carried at cost less accumulated amortization. Amortization of these assets is computed on a straight-line basis over the estimated useful lives of 3 years.

Impairment of long-lived assets

      The Company reviews for the potential impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not identified any such impairment losses.

Advertising expenses

      Advertising costs are expensed as incurred. The amount expensed for the year ended December 31, 1998 and 1999, and the three months ended March 30, 2000 was $0, $217,130 and $498,105 respectively.

Customer acquisition costs

      At times, the Company paid an acquisition cost of $10 to customers opening a new account and another $10 if these customers refer another new account holder to the Company. These amounts are

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

deposited into the customer accounts as earned. At December 31, 1999, there were no restrictions for earning these fees. During 1999, acquisition costs of $77,235 have been expensed as incurred.

Due to customers

      Customers utilize the Company’s PayPal product to transfer money via the internet. Any stored value remaining from transactions in a customer’s account represents a liability of the Company to the customer. The Company does not pay interest on PayPal customer accounts.

Income taxes

      The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Non-cash deferred stock-based compensation

      The Company accounts for non-cash stock-based employee compensation using the minimum-value method of APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the excess of the deemed fair value of the Company’s stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years.

      The Company accounts for non-cash stock based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

2.     STOCKHOLDER NOTES RECEIVABLE

      In 1999 the Company accepted a full recourse note from an officer in connection with the issuance of common stock. Under the terms of the note, interest of 8.0% is compounded semiannually and added to the principal balance. The notes and accrued interest are due 3 years from the issuance of the note. At December 31, 1999 the principal and unpaid interest on notes accepted from the sale of stock was $37,400.

3.     DUE TO FOUNDER

      In December 1998, a limited liability company (LLC) controlled by a founder issued a bridge loan to the Company in the amount of $100,000 bearing interest at a rate of 4.33% compounded annually. In 1999 the LLC converted the entire amount of the bridge loan into 500,000 shares of Series A preferred stock. A total of $700 in interest was paid in cash and expensed by the Company at the time the loan was converted into Series A shares.

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.     FURNITURE AND EQUIPMENT

      Furniture and equipment consist of the following:

	December 31,	March 30,
	1999	2000

		(unaudited)
Internally developed software	$210,781	$210,781
Computer equipment	484,138	1,152,822
Computer software purchased from third parties	245,476	289,615
Office equipment	—	102,896
Telecommunications equipment	—	7,283
Furniture and fixtures	15,965	—

	956,360	1,763,397
Accumulated depreciation and amortization	(118,911)	(236,023)

	$837,449	$1,527,374

      Depreciation and amortization expense for the period ended December 31, 1999 and the three months ended March 30, 2000 was $118,911 and $117,112, respectively.

5.     INTANGIBLE ASSETS

      The components of intangible assets are as follows:

	December 31,	March 30,
	1999	2000

		(unaudited)
Purchased domain names	$3,780	$3,780
Less: accumulated amortization	(105)	(105)

	$3,675	$3,675

      Amortization expense for the year ended December 31, 1999 and the three months ended March 30, 2000 was $105, and $0, respectively.

6.     FEDERAL AND STATE TAXES

      For the years ended December 31, 1998 and 1999, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses.

      As of December 31, 1999, the Company had a net deferred tax asset of $975,063 relating primarily to the capitalized startup costs. Due to the uncertainty surrounding the realization of the deferred tax assets, the Company has recorded a valuation allowance at December 31, 1999. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

      The following table reconciles the statutory federal tax rate to the effective income tax rate for the year ended December 31, 1999:

Statutory federal tax rate	34.00%
State taxes	5.58
Non-cash stock-based compensation	(2.12)
Valuation allowance	(37.22)
Other	(0.24)

Effective tax rate	0.00%

7.     MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      December 31, 1999, mandatorily redeemable convertible preferred stock consists of the following:

	Shares			Proceeds
			Liquidation	Net of Issuance
	Authorized	Outstanding	Amount	Costs

Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	4,500,000	4,485,954

	14,500,000	14,500,000	$5,000,000	$4,978,454

      Balance at March 30, 2000, mandatorily redeemable convertible preferred stock consists of the following:

	Shares			Proceeds
			Liquidation	Net of Issuance
	Authorized	Outstanding	Amount	Costs

Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	4,500,000	4,485,954
Series C	9,166,664	9,166,664	3,788,519	10,902,487

	23,666,664	23,666,664	$8,788,519	$15,880,941

Redemption

      The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company shall be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the mandatorily redeemable convertible preferred stock outside of the equity section. There are no other redemption features.

Liquidation preference

      In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of mandatorily redeemable convertible preferred stock retain liquidation preference over common stockholders. The liquidation preference amounts are $0.20 per share of Series A and $0.375 per share of Series B and $0.375 per share of Series C.

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

      The remaining assets and funds of the Company available for distribution will be distributed among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Voting rights

      Holders of mandatorily redeemable convertible preferred stock are entitled to vote together with holders of common stock. The number of votes granted to mandatorily redeemable convertible preferred shareholders equals the number of full shares of common stock into which each share of mandatorily redeemable convertible preferred stock could be converted as described in the Company’s Articles of Incorporation.

Conversion

      At the option of the holder, each share of mandatorily redeemable convertible preferred stock is convertible at any time into one share of common stock (subject to certain adjustments). Each share of preferred stock shall automatically be converted into common stock upon majority consent of the outstanding shares of preferred stock or closing of a firm commitment underwritten public offering of common stock with aggregate gross proceeds to the Company of not less than $15.0 million.

Dividends

      The holders of Series A, B and C mandatorily redeemable convertible preferred stock are entitled to receive non-cumulative dividends as, when and if declared by the Company’s board of directors.

      For all periods presented, no dividends were declared on any series of the Company’s mandatorily redeemable convertible preferred stock.

Warrants

      In 1999, the Company issued warrants to purchase up to 20,000 shares of common stock at an exercise price of $1.20 per share to a third party as additional consideration on the capital lease (see Note 11). The third party has the right to exercise the warrants for ten years from the date of issue. The Company has not allocated a portion of the proceeds from the capital lease to the warrants, based upon their relative fair values, as the amount is deemed immaterial.

      In January 2000, in connection with the preferred stock financing, pursuant to the merger with X.com Corporation, the Company issued two warrants to investors to purchase up to 4,166,666 and 833,333 shares of Series C preferred stock at a exercise price of $2.40 per share. These warrants were fully vested and exercisable at grant. The warrants expire at the earlier of three years from the date of grant, an initial public offering of the Company’s common stock or a merger/ consolidation. The fair value of the warrants was determined to be $2,709,333 and was recorded as a cost of raising preferred stock financing. As of March 30, 2000, the warrants were amended to exercise at the earlier of the above terms and a preferred stock financing by the Company to close at no less than $3.00 per share. In conjunction with the merger with X.com Corporation (see Note 1), all warrants were outstanding and were assumed in the merger.

8.     RESTRICTED STOCK

      During the year ended December 31, 1999, the Company issued 10,380,000 shares of common stock for aggregate cash of $82,460 and a note of $37,400 to certain employees of the Company in connection with their employment. In some cases, the issuance price was below the fair value of the common stock and resulted in non-cash stock-based compensation of $554,090 which was equal to the difference between

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

the fair value of the common stock and the consideration paid for these shares. The non-cash deferred stock-based compensation is being amortized over the vesting period of the shares. For the year ended December 31, 1999 and for the three months ended March 31, 2000, the amortization of non-cash deferred stock-based compensation was $47,218 and $79,778, respectively.

      A portion of the shares granted to employees is subject to repurchase by the Company, at the Company’s option at the original price issued. The Company’s right of repurchase lapses over a period of time determined by its board of directors on a case by case basis.

9.     STOCK OPTIONS

      As of December 31, 1999, the Company had reserved up to 6,000,000 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company’s 1999 Stock Plan. Such options were exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options that are granted to other than officers, directors or consultants vest and become exercisable at a rate of not less than 20% per year over the five years following the date of grant. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either incentive stock options, as defined under Section 422 of the Internal Revenue Code, or nonstatutory options. During the year ended December 31, 1999, 1,791,000 options had been granted and 4,209,000 options were still available for grant under the Company’s stock option plan as of December 31, 1999.

      Options granted to employees with exercise prices below the deemed fair value of the stock during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in non-cash deferred stock-based compensation of $372,113 and $3,283,978, respectively. Amortization of the non-cash deferred stock-based compensation is being charged to operations as the respective options vest. For the period ended December 31, 1999 and the three months ended March 30, 2000 the amortization of non-cash deferred stock-based compensation related to these stock options was $47,218 and $283,363, respectively.

      A summary of the status of the Company’s stock option plan and changes during those periods is presented below:

	Period Ended
	December 31, 1999

		Weighted Average
	Number	Exercise
	of	Price
	Shares	Per Share

Outstanding at beginning of year	—	$—
Granted	1,891,000	0.033
Exercised	(46,200)	0.02
Terminated/forfeited	(100,000)	0.02

Outstanding, at end of year	1,744,800	$0.034

Options exercisable at end of year	164,106	$0.028

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

      The following table summarizes information about stock options outstanding at December 31, 1999:

	Options Outstanding			Options Exercisable

Weighted
		Weighted	Average		Weighted
	Number	Average	Remaining	Number	Average
Exercise Price	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price

$0.02 – $0.04	1,744,800	$0.034	9.52	164,106	$0.028

      Had compensation expense for the Plan been determined based on the fair value at the grant date for options granted in 1999 consistent with the provisions of SFAS 123, the pro forma net loss would be reported as follows:

December 31,
1999

Net loss:
As reported	$(2,663,335)

Pro forma	$(2,706,701)

Options to non-employees

      Options granted to non-employees for consulting services during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in non-cash deferred stock-based compensation of $217,862 and $38,955, respectively. The fair value of these options was determined at the date of the grant using the Black-Scholes option pricing model. For the year ended December 31, 1999 the amortization of non-cash deferred stock-based compensation related to these options was $86,431. For the three months ended March 30, 2000 the amortization of non-cash deferred stock-based compensation related to these options was $10,197.

10.     401(k) SAVINGS PLAN

      In 1999, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the year ended December 31, 1999 or during the three months ended March 30, 2000.

11.     OPERATING AND CAPITAL LEASES

      During the year ended December 31, 1999, the Company entered into two operating lease agreements for office space. In September 1999, one of the leases was terminated after 9 months of the 34-month lease agreement. The Company did not pay a penalty as a result of terminating the lease agreement. For the period ended December 31, 1998 the Company was not obligated under any operating lease agreements.

      On August 23, 1999 the Company entered into a capital lease agreement with a financial institution. Under the terms of the lease the Company purchases equipment and submits invoices to the financial institution for reimbursement. Computer equipment, software, furniture and other equipment is eligible for reimbursement up to a maximum lease amount of $600,000. Once the Company has been reimbursed, the lease begins for a term of 36 months at an interest rate matching term treasuries plus 3%. At the end of the lease term the Company will purchase the equipment for 10% of the purchase price of the equipment. For the period ended December 31, 1998, the Company was not obligated under any capital lease agreements.

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

      Following is an analysis of the assets under capital lease by major class at December 31, 1999:

	December 31,	March 30,
	1999	2000

		(unaudited)
Computer equipment	$379,463	$482,579
Software	89,258	89,258
Office equipment	15,966	15,966

	484,687	587,803
Less accumulated amortization	(28,362)	(74,481)

	$456,325	$513,322

      Depreciation of assets under capital lease was $28,362 and $46,119 for the period ended December 31, 1998, the year ended December 31, 1999 and the three months ended March 30, 2000, respectively.

      As of December 31, 1999, future minimum lease payments under capital leases, including the 10% buy out mentioned above and future minimum rental payments required under operating leases are as follows:

Year Ending Leases	Capital	Operating

2000	$182,921	$304,000
2001	182,921	316,160
2002	199,280	328,806
2003	—	341,959
2004 and thereafter	—	233,972

	565,122	$1,524,897

Less amount representing interest	(106,584)

Present value of net minimum lease payments	458,538
Less current maturities	(127,374)

Long-term portion	$331,164

      For the period ended December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000, rent expense was $0, $133,225 and $116,925, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

12.     LEGAL PROCEEDINGS

      In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operation of the Company.

13.     NET LOSS PER SHARE

      Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net

CONFINITY, INC.
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS (Continued)

income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are included in the diluted net income (loss) per common share calculation to the extent these shares are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and dilutive net income (loss) per share available to common stockholders is as follows:

	December 3,
	1998
	(inception) to	Year ended	Three months ended
	December 31,	December 31,	March 30,
	1998	1999	2000

Numerator
Net loss	$7	$(2,663,335)	$(15,633,447)

Denominator
Weighted average common shares	—	17,129,092	19,885,244
Weighted average unvested common shares subject to repurchase	—	(10,837,812)	(12,351,644)
Denominator for basic and diluted calculation	—	6,291,280	7,533,600

Basic and diluted net loss per share	—	$(0.42)	$(2.08)

      The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated:

	December 3,
	1998
	(inception) to	Year ended	Three months ended
	December 31,	December 31,	March 30,
	1998	1999	2000

Effect of common equivalent shares:
Mandatorily redeemable convertible preferred stock upon conversion to common stock	—	14,500,000	23,666,664
Stock options to purchase common stock	—
Warrants to purchase mandatorily redeemable convertible preferred stock and common stock		20,000	5,019,999
Unvested common shares subject to repurchase agreements	—	12,690,184	15,402,407

Total	—	27,210,184	44,089,070

ANNEX A

AGREEMENT AND PLAN OF MERGER

Among
EBAY INC.,
VAQUITA ACQUISITION CORP.
and
PAYPAL, INC.
Dated as of
July 7, 2002

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 7, 2002, among PAYPAL, INC., a Delaware corporation (the “Company”), EBAY INC., a Delaware corporation (“Parent”), and VAQUITA ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

      WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) and approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, the respective boards of directors of each of Parent and the Company have determined that the Merger is advisable and in the best interests of their respective companies and stockholders and accordingly have agreed to effect the Merger upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”);

      WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have each entered into a Stockholders Agreement with Parent with respect to the approval of the Merger and certain restrictions on the transfer of securities of the Company and Parent (collectively, the “Stockholders Agreements”);

      WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, certain officers of the Company are simultaneously entering into employment, non-compete and non-solicitation agreements with Parent to become effective at the Effective Time (as defined below) (collectively, the “Employment Agreements”); and

      WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

      1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

      1.2.     Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Sullivan & Cromwell, 1870 Embarcadero Road, Palo Alto, as promptly as practicable (but in no event later than the fifth business day) after the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

      1.3.     Effective Time. As of the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with and accepted by the Secretary of State of Delaware (the “Effective Time”).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BY-LAWS

OF THE SURVIVING CORPORATION

      2.1.     The Certificate of Incorporation. The Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable law, except that Article IV of the Charter shall be amended to read in its entirety as follows: “The aggregate number of shares that the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $1.00 per share.”

      2.2.     The By-Laws. The by-laws of the Company in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable law.

ARTICLE III

OFFICERS AND DIRECTORS

OF THE SURVIVING CORPORATION

      3.1.     Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

      3.2.     Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

      4.1.     Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or their respective stockholders:

(a) Merger Consideration. Each share of the Common Stock, par value $0.001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent (collectively, the “Parent Companies”) or Shares that are owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into, and become exchangeable for 0.39 shares (the “Exchange Ratio”), of Common Stock, par value $0.001 per share, of Parent (“Parent Common Stock”). At the Effective Time, all Shares shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of such Shares (other than Excluded Shares) shall thereafter represent only the right to the merger consideration set forth in this Section 4.1(a) and the right, if any, to receive pursuant to Section 4.2(d) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a).

(b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be automatically cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

      4.2.     Exchange of Certificates for Shares.

      (a) Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld (the “Exchange Agent”), for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock and, after the Effective Time, if applicable, any cash to be paid pursuant to the last sentence of Section 4.1(a) in exchange for Shares outstanding immediately prior to the Effective Time upon due surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to the provisions of this Article IV. Parent will promptly make available to the Exchange Agent as needed any dividends or distributions with respect to the merger consideration set forth in Section 4.1(a). Such certificates for shares of Parent Common Stock, together with any cash, dividends or distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”.

      (b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) certificates representing shares of Parent Common Stock, (B) any cash in lieu of fractional shares and (C) any unpaid dividends and distributions as contemplated by this Article IV. Subject to Section 4.2(h), upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (y) a check in the amount (after giving effect to any required tax withholdings) of any cash in lieu of fractional shares and (z) any unpaid dividends and distributions as contemplated by this Article IV, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person (as defined below) requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

      For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

      (c) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

      (d) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(d) shall be entitled to receive a cash payment in lieu thereof in accordance with the terms of this Section 4.2(d). As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent pursuant to Section 4.2(a), over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Common Stock pursuant to Section 4.2(b) (such excess, the “Excess Shares”). Following the Effective Time, the Exchange Agent, as agent for the holders of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the Nasdaq National Market. The Exchange Agent shall use all commercially reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled (after aggregating all shares of Parent Common Stock to be issued to such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Company Common Stock in accordance with the terms of Section 4.2(b).

      (e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of their shares of Parent Common Stock and any cash payable pursuant to Sections 4.1 or 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash payable upon due surrender of and deliverable in respect of the Shares represented by such Certificate pursuant to this Agreement.

      (g) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is on or after the date of the Effective Time, that declaration shall include such dividends or other distributions in respect of all Parent Common Stock issued or issuable pursuant to Section 4.1(a). No dividends or other distributions declared on or after the date of the Effective Time, or made on or after the date of the Effective Time with a record date on or after the date of the Effective Time, with respect to Parent Common Stock issued or issuable in connection with this Agreement shall be paid to the holder of any unsurrendered Certificate, and as well no merger consideration shall be paid to any such holder, until such Certificate is surrendered as provided in this Article IV. Promptly following the proper surrender of a Certificate, there shall be paid, without interest, to the Person in whose name Parent Common Stock have been or will be registered (if and to the extent Parent Common Stock are payable in respect of such Certificate) any dividends or other distributions with a record date on or after the date of the Effective Time and which have then been previously paid, with respect to the number of whole Parent Common Stock registered in the name of such Person, less the amount of any withholding taxes that may be required thereon. There shall also be paid to the holders of Parent Common Stock issued in the Merger any dividends or other distributions with (i) a record date on or after the date of the Effective Time but prior to the issuance of the respective Parent Common Stock and (ii) a payment date subsequent to the issuance of the respective Parent Common Stock, at the appropriate payment date for such dividend or other distribution, less the amount of any withholding taxes which may be required thereon.

      (h) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” (as determined pursuant to Section 6.8) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 6.8 hereof.

      4.3.     Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

      4.4.     Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio shall be equitably adjusted as Parent and the Company shall mutually agree (such agreement not to be unreasonably withheld or delayed) so as to preserve the economic benefits that Parent and the Company reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

      5.1.     Representations and Warranties of the Company. Except as set forth in the disclosure letter delivered to Parent by the Company that is attached to this Agreement (the “Company Disclosure Letter”) (any matter disclosed in a section or subsection of the Company Disclosure Letter shall qualify the correspondingly numbered representation, warranty and covenant of this Agreement and all other representations, warranties and covenants of the Company in this Agreement regardless of whether such matter is specifically cross referenced in such section or subsection so long as the disclosure of such matter is sufficient as to make its relevance to such other representation, warranty and covenant readily apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as presently conducted, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification except where failure to so qualify or to be in good standing is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has made available to Parent a complete and correct copy of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws, each as amended to date. The Company’s and its Subsidiaries’ certificates of incorporation and by-laws so made available are in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries and (ii) “Company Material Adverse Effect” means (x) a material adverse effect on the condition (financial or otherwise), prospects, business or results of operations of the Company and its Subsidiaries taken as a whole or (y) an effect that could prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that the following shall be excluded from the definition of “Company Material Adverse Effect” and from the determination of whether such a Company Material Adverse Effect has occurred: (a) the effects of conditions or events resulting from general financial, political, economic or market conditions (including the suspension of trading in securities on the Nasdaq National Market); (b) any change in the trading prices or volumes of the capital stock of the Company; (c) the effects of conditions or events resulting from an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including the occurrence of a terrorist attack; (d) any change resulting from the entry into this Agreement or the announcement of the transactions contemplated by this Agreement or the performance of this Agreement and the covenants set forth herein; and (e) any change resulting from the actions of Parent.

(b) Capital Structure. The authorized capital stock of the Company consists of 150,000,000 Shares, of which 60,646,087 Shares were outstanding as of the close of business on July 5, 2002, and 10,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Shares”), none of which were outstanding as of the close of business on the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares or Preferred Shares reserved for issuance, except that, as of the date hereof, there were (i) 9,500,000 Shares reserved for issuance pursuant to the Company’s 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) and options with respect to 4,591,338 Shares are currently outstanding under the 2001 Equity Incentive Plan, (ii) 625,000 Shares reserved for issuance pursuant to the Amended and Restated Company 2001 Employee Stock Purchase Plan (the “2001 ESPP”) and no options with respect to Shares are currently outstanding under the 2001 ESPP, (iii) 4,677,733 Shares reserved for issuance pursuant to the X.com Corporation 1999 Stock Plan (the “X.com 1999 Stock Plan”) and options with respect to 1,503,567 Shares are currently outstanding under the X.com 1999 Stock Plan, (iv) 1,207,583 Shares reserved for issuance pursuant to the Confinity, Inc. 1999 Stock Plan (the “Confinity 1999 Plan” and, together with the 2001 Equity Incentive Plan, the 2001 ESPP and the X.com 1999 Stock Plan, the “Stock Plans”) and options with respect to 282,633 Shares are currently outstanding under the Confinity 1999 Plan, and (v) 125,000 Shares were reserved for issuance pursuant to warrants issued by the Company (the “Company Warrants”). The Company Disclosure Letter contains a correct and complete list of each outstanding (i) option to purchase Shares under the Stock Plans or otherwise (each a “Company Option”), including the holder, date of grant, exercise price and number of Shares subject thereto and the Stock Plan under which it is issued, (ii) Share of restricted stock which is still subject to vesting, repurchase or forfeiture, including the holder, date of grant, vesting schedule and the Stock Plan under which it was issued and (iii) Company Warrant, including the holder, date of grant, exercise price and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter (“Voting Debt”).

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”), the Merger. This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company (A) has approved this Agreement and the Merger and the other transactions contemplated hereby and (B) has received the opinion of its financial advisor, Morgan Stanley & Co., to the effect that the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to holders of the Shares (other than Parent and its Affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), a copy of which opinion has been delivered to Parent.

(d) Governmental Filings; No Violations; Certain Contracts. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), (C) to comply with state securities or “blue-sky” laws, (D) required to be made with the Nasdaq National Market and (E) to comply with foreign antitrust and unfair competition laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, body or other governmental entity, whether federal, state, local or foreign (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated. Neither Parent nor Merger Sub is, or will be, required to make any filings and/or notices to comply with state bill payer, cash checker, money transmitter or similar laws in connection with this Agreement and the transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to (A) the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, (B) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument pursuant to the terms of which there are obligations or commitments or consideration by any party thereto valued in excess of $250,000 in any year or in excess of $500,000 during the initial term thereof (collectively, “Material Contracts”) to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject, or (C) any material Law applicable to the Company or any of its Subsidiaries of any court, Governmental Entity, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties. “Laws” shall mean any statute, law, rule, regulation, judgment, order or decree. Section 5.1(d) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts of the Company and its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement. Each of the Material Contracts of the Company and its Subsidiaries is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(iii) Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition contract or other indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument (collectively, “Contracts”) that purports to limit in any respect either the type of business in which the Company or its Subsidiaries (or, after giving effect to the Merger, the Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(e) Company Reports; Financial Statements. The Company has made available to the Parent each registration statement, report, proxy statement or information statement prepared by it since February 14, 2002, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 in the form (including exhibits, annexes and any amendments thereto) filed with the Securities and Exchange Commission (the “SEC”) (collectively, including any such reports filed subsequent to the date hereof and as amended, the “Company Reports”). As of their respective dates, (or, if amended, as of the date of such amendment) the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or will fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of operations and statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or will fairly present in all material respects, the results of operations and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Except as disclosed in the Company Reports, since December 31, 2001 (the “Audit Date”) through the date hereof the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses. Except as disclosed in the Company Reports, since the Audit Date there has not been (i) a Company Material Adverse Effect or any development or combination of developments of which management of the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company; or (iv) any change by the Company in accounting principles, practices or methods. Since the Audit Date, except as provided for herein or as disclosed in the Company Reports, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Compensation and Benefit Plans (except for increases in salary, wages, bonuses or other compensation of non-executive employees made in the ordinary course of business consistent with past practice).

(g) Litigation and Liabilities. Except as disclosed in the Company Reports filed prior to the date hereof and except for liabilities or obligations reflected or reserved against in the most recent consolidated balance sheet of the Company included in the Company Reports, there are no (i) material civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of the Company, threatened against the Company or any of its affiliates or (ii) material obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any environmental and occupational safety and health matters, or any other facts or circumstances of which the officers of the Company has knowledge that are reasonably likely to result in any material claims against, or obligations or liabilities of, the Company or any of its Affiliates, except in the case of (i) and (ii) those arising in the ordinary course of business consistent with past practice.

(h) Employee Benefits. (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company and its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, (the “Benefit Plans”) are listed in Section 5.1(h) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed in Section 5.1 of the Company Disclosure Letter, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto have been provided or made available to Parent.

(ii) All Benefit Plans covering Employees which are subject to ERISA (the “ERISA Plans”) are in compliance in all material respects with ERISA. Each ERISA Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received or will timely file for a favorable determination letter from the Internal Revenue Service (the “IRS”), and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii) Neither the Company, nor any of its Subsidiaries nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (x) maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA. All contributions required to be made under the terms of any Benefit Plan have been timely made or have been reflected in the Company’s audited financial statements. No Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(iv) There is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans.

(v) Since the Audit Date, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year, except for increases directly resulting from an increase in the number of persons employed by the Company or its Subsidiaries or promotions of existing employees in the ordinary course of business consistent with past practice. Except as specifically noted in Section 5.1(h) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (v) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (w) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, result in the acceleration or lapse of any repurchase right, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (x) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans, (y) cause the Company or any of its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(vi) All Benefit Plans maintained outside of the United States comply in all material respects with applicable local law.

(i) Compliance with Laws; Permits. Neither the Company nor any of its Subsidiaries is in material violation or default of (i) any provision of its certificate or by-laws, (ii) the terms of any Material Contract to which it is a party or bound or to which its property is subject, (iii) the terms of any Contract to which it is a party or bound or to which its property is subject which violation or default, when taken together with all other such violations and defaults, could be considered material to the Company and its Subsidiaries or (iv) any material Laws of any court, Governmental Entity, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties, as applicable. No material action, suit or proceeding by or before any court, Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries or its or their property is pending or, to the best knowledge of the officers of the Company, threatened. The Company and its Subsidiaries possess or have applied for all material licenses, certificates, permits and other authorizations from or of the appropriate Governmental Entity necessary to conduct their respective businesses, other than any such license, certificate, permit or other authorization required in connection with the consummation of the transactions contemplated by this Agreement, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, permit or authorization.

(j) Certain Regulatory Matters. (i) The Company and its Subsidiaries (A) are in compliance in all material respects with any and all material Laws relating to the banking, investment adviser, broker-dealer, trust, custody and escrow businesses, the business of money transmission, or other payment services businesses and the rights of consumers who use the services of such businesses (“Regulatory Laws”) and (B) are in material compliance with all terms and conditions of any such material licenses, certificates, permits or approvals required of them under applicable Regulatory Laws to conduct their respective businesses. Neither the Company nor any of its Subsidiaries is required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended, nor is the Company or any of its Subsidiaries required to obtain deposit insurance from the Federal Deposit Insurance Corporation for any of their accounts or services.

(ii) None of the Company and its Subsidiaries is subject to any order or action, and none has been threatened with any action by any Government Entity concerning its compliance with applicable Regulatory Laws (including, but not limited to, the failure to obtain any license, certificate, permit or approval, or to comply with the terms thereof).

(iii) PayPal Asset Management, Inc. (the “Asset Management Company”) (A) has duly registered with the SEC as an “investment adviser” as such term is defined in the Investment Advisers Act of 1940, as amended (the “Advisers Act”), such registration is in effect and no order or other regulatory action has been threatened by the SEC that concerns the effectiveness of such registration or the Asset Management Company’s compliance with the Advisers Act or applicable regulations thereunder and (B) the Asset Management Company has taken all actions required to maintain the effectiveness of that registration. No other Subsidiary of the Company is required to be registered as an investment adviser under the Advisers Act. Neither the Company nor any of its Subsidiaries, wherever located, is a broker (as defined in Section 3(a)(4) of the Exchange Act) or a dealer (as defined in Section 3(a)(5) of the Exchange Act) or is registered or required to be registered as a broker or a dealer under Section 15(b) the Exchange Act or under the Laws of any State in the United States of America or the District of Columbia.

(k) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation and by-laws is, or at the Effective Time will be, applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” with the Company as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement, or the consummation of the transactions contemplated hereby.

(l) Environmental Matters. The Company and its Subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(m) Tax Matters. As of the date hereof, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor do the officers of the Company have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes (as defined below) that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date hereof, there are not pending or, to the knowledge of the officers of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the officers of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2001, 2000 and 1999. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 1999 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date hereof.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes”, and “Taxable”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters. No material labor problem or dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the officers of the Company, is threatened or imminent. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the officers of the Company, threatened, nor has there been since inception of the Company, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(p) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are commercially reasonable in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially higher than its current cost.

(q) Intellectual Property. The following terms have the following meanings as used in this Section 5.1(q).

“Business Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Intellectual Property” means all foreign and domestic rights in and to (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”); (iii) confidential and proprietary information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); and (v) all other intellectual property or proprietary rights.

“Intellectual Property Contracts” means all agreements concerning the Business Intellectual Property to which the Company or its Subsidiaries are a party, including without limitation agreements granting the Company or its Subsidiaries rights to use the Licensed Intellectual Property, nonassertion agreements, settlement agreements, agreements granting rights to use Owned Intellectual Property, confidentiality agreements, Trademark coexistence agreements and Trademark consent agreements.

“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Licensed Intellectual Property” means Intellectual Property that the Company or its Subsidiaries are licensed or otherwise permitted by other Persons to use.

“Owned Intellectual Property” means Intellectual Property owned by the Company or its Subsidiaries.

“Registered” means issued, registered, renewed or the subject of a pending application.

(i) Schedule 5.1(q)(i) sets forth a true and complete list and summary description of all of the Registered Trademarks, Patents and Copyrights of the Company and its Subsidiaries.

(ii) All material Owned Intellectual Property is owned exclusively by the Company and its Subsidiaries; all material Registered Owned Intellectual Property is validly filed, subsisting and, to the Company’s knowledge, enforceable, and to the Company’s knowledge all other Owned Intellectual Property is enforceable, and none has been canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company’s or its Subsidiaries’ rights thereto. To the Company’s knowledge, all material Licensed Intellectual Property is the subject of a valid license to Company or its Subsidiaries as applicable, is subsisting and enforceable, and none has been canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company’s or its Subsidiaries’ rights thereto, except as would not be material to the business of the Company.

(iii) No material suit, action, reissue, reexamination, public protest, interference, opposition, cancellation or other proceeding (collectively, “Suit”) is pending concerning any claim that the Company or its Subsidiaries have violated any Intellectual Property rights. No material claim has been threatened or asserted to an officer, director or legal representative against the Company or its Subsidiaries or any of their indemnitees for violation of any Intellectual Property rights. To the Company’s knowledge, the Company and its Subsidiaries are not violating and have not violated any Intellectual Property rights material to their respective businesses (excluding such Intellectual Property rights that relate generally to the internet or internet payment systems that, if valid, would also be violated by Parent or its Subsidiaries in their respective businesses as currently conducted).

(iv) No Suit is pending concerning any material Intellectual Property Contract, including any Suit concerning any claim that the Company or its Subsidiaries or, to the Company’s knowledge, another Person has breached any such Intellectual Property Contract. No claim has been threatened or asserted to an officer, director or legal representative that the Company or its Subsidiaries or, to the Company’s knowledge another Person, has breached any material Intellectual Property Contract. To the Company’s knowledge, there exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a material breach or default by the Company or its Subsidiaries or another Person under any material Intellectual Property Contract. No party to any material Intellectual Property Contract has given the Company or its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any such Intellectual Property Contract.

(v) No Suit is pending concerning any material Owned Intellectual Property, including any Suit concerning a claim that any material Owned Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by the Company or its Subsidiaries. No such claim has been threatened or asserted to any officer, director or legal representative of the Company. To the Company’s knowledge, no valid basis for any such Suits or claims exists.

(vi) To the Company’s knowledge, no Suit is pending concerning any material Licensed Intellectual Property, including any Suit concerning (i) a claim that such Licensed Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable;

or (ii) the Company’s or its Subsidiaries’ use of or rights to such Licensed Intellectual Property. To the Company’s knowledge, no such claim has been threatened or asserted to any officer, director or legal representative of the Company.

(vii) To the Company’s knowledge, no Person is violating any of the Company’s or its Subsidiaries’ rights in the material Business Intellectual Property.

(viii) To the Company’s knowledge, the Company and its Subsidiaries own or otherwise have the right to use pursuant to a valid license sufficient for the Company’s and its Subsidiaries’ use, all material Intellectual Property used or contemplated to be used by the Company and its Subsidiaries, including, without limitation, all material software currently used by the Company or any of its Subsidiaries. Except as indicated on Schedule 5.1(q)(viii), all such rights that are owned by the Company or its Subsidiaries are free of all Liens (excluding licenses granted in the ordinary course) and all such rights shall survive the execution, consummation and performance of this Agreement unchanged.

(ix) The Company and its Subsidiaries have taken all reasonable measures to protect the secrecy, confidentiality and value of all material Trade Secrets which are Business Intellectual Property (collectively, “Business Trade Secrets”). To the Company’s knowledge, its material Business Trade Secrets have only been disclosed or made accessible to Persons with a bona fide business purpose and need for receiving or accessing such information. Each such Person has executed a valid and appropriate non-disclosure and non-use agreement in connection therewith.

(x) The Company’s and its Subsidiaries’ material IT Assets operate and perform as described on the Company’s web site and in all material respects in accordance with past performance, subject to reasonable scheduled and unscheduled downtime. To the Company’s knowledge, the IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms”, viruses or other similar devices or effects that (A) enable or assist any Person to access without authorization the IT Assets, or (B) otherwise hinder operation of material functionality of the IT Assets except as disclosed in its documentation. The Company and the Subsidiaries have taken reasonable measures to protect the confidentiality of its trade secret and confidential information contained within the IT Assets. The Company and the Subsidiaries have taken reasonable security measures to protect the operation of the material IT Assets consistent with industry practice. To the Company’s and Subsidiaries’ knowledge no Person has accessed any material IT Assets without proper authorization.

(xi) All material computer software that is Owned Intellectual Property has been exclusively developed either (A) internally by employees of the Company and its Subsidiaries working within the scope of their employment or (B) by third Persons pursuant to written work made for hire and assignment agreements placing ownership of such computer software with the Company and its Subsidiaries. True and complete copies of all such agreements have been provided to the Parent; provided, however, to the extent necessary to protect the confidentiality of the Company’s trade secrets or confidential information, such copies, may have been redacted.

(xii) As of the date hereof, no Suit is pending concerning any claim that the Company or its Subsidiaries have violated the terms of any applicable privacy statement or similar policy published by the Company or its Subsidiaries. The Company and its Subsidiaries comply with such statement or similar policy in effect as of the date hereof and hereafter in all material respects. As of the date hereof, no such claim has been threatened or asserted to any officer, director or legal representative of the Company in the past 6 months.

(r) Intercompany Restrictions. No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

(s) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Morgan Stanley & Co. as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof.

      5.2.     Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure letter delivered to the Company by Parent that is attached to this Agreement (the “Parent Disclosure Letter”) (any matter disclosed in a section or subsection of the Parent Disclosure Letter shall qualify the correspondingly numbered representation, warranty and covenant of this Agreement and all other representations, warranties and covenants of Parent in this Agreement regardless of whether such matter is specifically cross referenced in such section or subsection so long as the disclosure of such matter is sufficient as to make its relevance to such other representation, warranty and covenant readily apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.

(b) Organization, Good Standing and Qualification. Each of Parent, Merger Sub and Parent’s Significant Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as presently conducted, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification except where failure to so qualify or to be in good standing is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company a complete and correct copy of Parent’s certificate of incorporation and by-laws, each as amended to the date hereof. Parent’s and its Significant Subsidiaries’ certificates of incorporation and by-laws are in full force and effect. “Significant Subsidiary” shall have the meaning ascribed to such term in Rule 1-02(w) of Regulation S-X promulgated under the Exchange Act.

As used in this Agreement, the term “Parent Material Adverse Effect” means (x) a material adverse effect on the condition (financial or otherwise), prospects, business or results of operations of Parent and its Significant Subsidiaries taken as a whole or (y) an effect that could prevent or materially burden or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement; provided, however, that the following shall be excluded from the definition of “Parent Material Adverse Effect” and from the determination of whether such a Parent Material Adverse Effect has occurred: (a) the effects of conditions or events resulting from general financial, political, economic or market conditions (including the suspension of trading in securities on the Nasdaq National Market); (b) any change in the trading prices or volumes of the capital stock of Parent; (c) the effects of conditions or events resulting from an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including the occurrence of a terrorist attack; (d) any change resulting from the entry into this Agreement or the announcement of the transactions contemplated by this Agreement or the performance of this Agreement and the covenants set forth herein; and (e) any change resulting from the actions of the Company.

(c) Capital Structure. The authorized capital stock of Parent consists of 900,000,000 shares of Parent Common Stock, of which 281,627,707 shares were outstanding as of the close of business on June 30, 2002, and 10,000,000 shares of Preferred Stock par value $0.001 per share (the “Parent Preferred Shares”), none of which were outstanding as of the close of business on the date hereof. All of the outstanding Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock reserved for issuance, except that, as of June 30, 2002, there were 25,158,126 shares of Parent Common Stock reserved for issuance pursuant to Parent’s stock option plans (not including Parent’s 1998 employee stock purchase plan) and options with respect to 37,431,071 shares of Parent Common Stock were outstanding under such plans as of such date. Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or a direct or indirect wholly-owned subsidiary of Parent, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above and except as is not material to the capitalization of Parent, as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) Corporate Authority.

(i) No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Parent, as the sole stockholder of the Merger Sub, has taken all action necessary to approve this Agreement, the Merger and the other transactions contemplated hereby. Each of the Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Board of Directors of Parent (A) has approved this Agreement and the Merger and the other transactions contemplated hereby and (B) has received the opinion of its financial advisor, Goldman, Sachs & Co., to the effect that the consideration to be paid by Parent in the Merger is fair to Parent from a financial point of view.

(iii) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of duly authorized shares of Parent Common Stock required to be issued or issuable pursuant to Article IV and Section 6.11(a). Such Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Such Parent Common Stock, when issued, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

(e) Governmental Filings; No Violations. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act, (C) to comply with state securities or “blue sky” laws, (D) required to be made with the Nasdaq National Market and (E) to comply with foreign antitrust and unfair competition laws, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Parent or any of its Significant Subsidiaries pursuant to (A) the certificate of incorporation or by-laws of the Parent or any of its Significant Subsidiaries, or (B) the terms of any Material Contracts to which Parent or any of its Significant Subsidiaries is a party or bound or to which it or their property is subject, or (C) any Laws applicable to Parent or any of its Significant Subsidiaries of any court, Governmental Entity, arbitrator or other authority having jurisdiction over Parent or any of its Significant Subsidiaries or any of its or their properties; except, in the case of clauses (B) and (C), for such conflict, breach, violation or imposition that is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements. Parent has made available to the Company each registration statement, report, proxy statement or information statement prepared by it since December 31, 1999, including (i) Parent’s Annual Report on Form 10-K for the year ended December 31, 2001 (the “Parent Audit Date”) in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the “Parent Reports”). As of their respective dates, the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations and cash flows, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(g) Absence of Certain Changes. Except as disclosed in the Parent Reports filed prior to the date hereof, since the Parent Audit Date through the date hereof Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses. Except as disclosed in the Parent Reports filed prior to the date hereof, since the Parent Audit Date there has not been a Parent Material Adverse Effect or any development or combination of developments of which management of Parent has knowledge that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Litigation and Liabilities. Except as disclosed in the Parent Reports filed prior to the date hereof and except for liabilities or obligations reflected or reserved against in the most recent consolidated balance sheet of Parent included in the Parent Reports, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or any of its Affiliates or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any environmental and occupational safety and health matters, or any other facts or circumstances of which the officers of Parent have knowledge that could result in any claims against, or obligations or liabilities of, Parent or any of its Affiliates, except for those that are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(i) Compliance with Laws. Neither Parent nor any of its Significant Subsidiaries is in violation or default of (i) any provision of its certificate or by-laws, (ii) the terms of any Material Contract to which it is a party or bound or to which its property is subject, (iii) the terms of any Contract to which it is a party or bound or to which its property is subject which violation or default, when taken together with all other such violations and defaults, could be considered material to the Company and its Subsidiaries, or (iv) any Laws of any court, Governmental Entity, arbitrator or other authority having jurisdiction over Parent or such Significant Subsidiary or any of its properties, as applicable, which, with respect to clauses (ii), (iii) and (iv), is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j) Certain Regulatory Matters. Each of Parent and its Significant Subsidiaries (A) is in compliance with any and all Regulatory Laws applicable to it, (B) holds all licenses, certificates, permits, franchises and other authorizations required of it for the lawful conduct of its business under and pursuant to each and (C) is in compliance with, and not in default under, all terms and conditions of any such licenses, certificates, permits, franchises or authorizations, except where the failure to hold such license, certificate, permit, franchise or authorization or such noncompliance or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Significant Subsidiaries is required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended, nor is Parent or any of its Significant Subsidiaries required to obtain deposit insurance from the Federal Deposit Insurance Corporation for any of their respective products or services.

(k) Tax Matters. As of the date hereof, neither Parent nor any of its Affiliates has taken or agreed to take any action, nor do the officers of Parent have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) Taxes. Parent and each of its Significant Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all Taxes that are required to be paid or that Parent or any of its Significant Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date hereof, there are not pending or, to the knowledge of the officers of Parent, threatened in writing, any audits, examinations, investigations or other proceedings in respect of United States federal, state or local taxes or tax matters that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(m) Intellectual Property. The following terms have the following meanings used in this Section 5.2(m):

“Parent Owned Intellectual Property” means Intellectual Property owned by Parent or its Subsidiaries.

“Parent Business Intellectual Property” means the Owned Intellectual Property and Intellectual Property that the Parent or its Subsidiaries are license or otherwise permitted by other Persons to use.

“Parent Intellectual Property Contracts” means all agreements concerning the Parent Business Intellectual Property to which the Parent or its Subsidiaries are a party, including without limitation agreements granting the Parent or its Subsidiaries rights to use the Licensed Intellectual Property, nonassertion agreements, agreements granting rights to use Parent Owned Intellectual Property, confidentiality agreements relating to Intellectual Property, Trademark coexistence agreements and Trademark consent agreements.

(i) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect: the Parent Owned Intellectual Property is owned exclusively by the Parent and its Subsidiaries; all registered Parent Owned Intellectual Property is validly filed, subsisting and, to Parent’s knowledge, enforceable, and to Parent’s knowledge all other Parent Owned Intellectual Property is enforceable, and none has been canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting Parent’s or its Subsidiaries’ rights thereto; and, to Parent’s knowledge, all Parent Licensed Intellectual Property is the subject of a valid license to Parent or its Subsidiaries as applicable, is subsisting and enforceable, and none has been canceled or adjudicated invalid (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting Parent’s or its Subsidiaries’ rights thereto.

(ii) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no Suit is pending concerning any claim that Parent or its Subsidiaries have violated any Intellectual Property rights and no claim has been threatened or asserted to an officer, director or legal representative against Parent or its Subsidiaries or any of their indemnitees for violation of any Intellectual Property rights. Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are not violating and have not violated any Intellectual Property rights (excluding such Intellectual Property rights that relate generally to the internet or internet payment systems that, if valid, would also be violated by the Company or its Subsidiaries in their respective businesses as currently conducted).

(iii) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no Suit is pending concerning any Parent Intellectual Property Contract, including any Suit concerning any claim that Parent or its Subsidiaries or, to Parent’s knowledge, another Person has breached any Parent Intellectual Property Contract and no claim has been threatened or asserted to an officer, director or legal representative of the Parent that Parent or its Subsidiaries or, to Parent’s knowledge another Person, has breached any Parent Intellectual Property Contract. To Parent’s knowledge, there exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a material breach or default by the Parent or its Subsidiaries or another Person under any Parent Intellectual Property Contract, except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. No party to any Parent Intellectual Property Contract has given the Parent or its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any Parent Intellectual Property Contract except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iv) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no Suit is pending concerning any Parent Owned Intellectual Property, including any Suit concerning a claim that any Parent Owned Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by Parent or its Subsidiaries. No such claim has been threatened or asserted to any officer, director or legal representative of the Parent.

(v) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s knowledge, Parent and its Subsidiaries own or otherwise have the right to use pursuant to a valid license sufficient for the Parent’s and its Subsidiaries’ use, all Intellectual Property used by the Company and its Subsidiaries, including, without limitation, all software currently used by the Company or any of its Subsidiaries. Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, all such rights shall survive the execution, consummation and performance of this Agreement unchanged.

(vi) Except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, all computer software that is Parent Owned Intellectual Property has been exclusively developed either (A) internally by employees of the Parent and its Subsidiaries working within the scope of their employment or (B) by third Persons pursuant to written work made for hire and assignment agreements placing ownership of such computer software with the Parent and its Subsidiaries.

(vii) Parent and its Subsidiaries have taken all reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets which are Parent Business Intellectual Property, except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(n) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Goldman, Sachs & Co. as its financial advisor.

ARTICLE VI

COVENANTS

      6.1.     Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement or set forth in the corresponding section or subsections of the Company Disclosure Schedule):

(a) the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve its present business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates consistent with past practice;

(b) it shall not (i) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (ii) amend its certificate of incorporation or by-laws; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly-owned Subsidiaries; or (v) repurchase, redeem or otherwise acquire, except (x) in connection with the Stock Plans and (y) for the repurchase of unvested Shares issued as restricted stock or issued upon the early exercise of options from departing employees at a repurchase price equal to the lower of the employees’ purchase or exercise price or the fair market value of such Shares at the time of repurchase; or (vi) permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than Shares issuable pursuant to options outstanding on the date hereof under the Stock Plans, Shares issuable pursuant to the 2001 ESPP, and Shares issuable pursuant to the Company Warrants and the grant to new employees of the Company (other than new officers of the Company) hired after the date hereof consistent with the hiring plan set forth in Section 6.1(c) of the Company Disclosure Letter of options pursuant to the Stock Plans in the ordinary course of business consistent with past practice, provided that such grants shall not exceed in the aggregate 500,000 Shares per quarter without the prior consent of Parent, which consent shall not be unreasonably withheld or delayed); (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets or incur or modify any material indebtedness or other liability; (iii) make or authorize or commit for any capital expenditures other than as set forth on Schedule 6.1(c)(iii) hereto; (iv) make any acquisition of, or investment in, assets or stock of or other interest in, any other Person or entity; (v) enter into any Contract the terms of which contemplate material changes in the obligations, rights or responsibilities of any party thereto or any terms therein after giving effect to the Merger; (vi) enter into, modify, amend or terminate any Material Contract except in the ordinary course consistent with past practice or without the prior consent of Parent, which consent shall not be unreasonably withheld or delayed; (vii) enter into or amend any Contract for payment processing without the prior consent of Parent, which consent shall not be unreasonably withheld or delayed; (viii) enter into any non-competition Contracts or other Contracts that purport to limit in any respect either the type of business in which it (or, after giving effect to the Merger, the Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business; (ix) enter into any partnership, joint venture, strategic alliance, revenue or profit sharing agreement or similar arrangement with any Person; or (x) change or modify its line of business from the line of business in which it is engaged as of the date hereof or enter into any new line of business;

(d) neither it nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Benefit Plans, amend or modify the terms of any Company Option or increase the salary, wage, bonus or other compensation of any employees (except for (i) increases in salary, wages, bonuses or other compensation of non-executive employees made in the ordinary course of business consistent with past practice and (ii) subject to Section 6.1(c)(i), the grant of options to new employees of the Company pursuant to the Stock Plans);

(e) neither it nor any of its Subsidiaries shall (i) commence any litigation or arbitration proceeding or any regulatory or other governmental action or proceeding with or before any Governmental Entity other than ordinary contract and commercial litigation that the Company does not reasonably expect to result in total costs to the Company in excess of $300,000 and except for litigation to which the Parent consents, which consent shall not be unreasonably withheld or delayed, (ii) settle or compromise any material claims or litigation without the prior consent of Parent, which consent shall not be unreasonably withheld or delayed, or (iii) waive, release or assign any material rights or claims without the prior consent of Parent, which consent shall not be unreasonably withheld or delayed;

(f) neither it nor any of its Subsidiaries shall make any material Tax election or permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business; and

(g) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

      6.2.     Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize or knowingly permit its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, directly or indirectly, initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any material portion of the assets of, or 20% or more of the equity securities in, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize or knowingly permit its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise entertain or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors or its officers, employees, agents or representatives from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making any disclosure required by applicable law; (B) at any time prior, but not after, the Stockholders Meeting (as defined in Section 6.4) is convened, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (as defined in Section 9.7); (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law and the Board of Directors determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal. A “Superior Proposal” is an Acquisition Proposal that, if accepted, would be reasonably likely to be consummated (taking into account the legal, financial and regulatory aspects of the proposal) and would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement (as defined in Section 9.7). The Company agrees that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

      6.3.     Information Supplied. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information expressly supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/ Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/ Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meetings of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder, except that neither the Company nor Parent makes any covenant other than with respect to statements made or incorporated by reference based on information supplied by such party specifically for inclusion or incorporation by reference therein.

      6.4.     Stockholders Meeting. The Company will take, in accordance with applicable law and its certificate of incorporation and by-laws, all action necessary to call, hold and convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as reasonably practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of this Agreement. Except on the determination of the occurrence of a Superior Proposal and during such time as there remains a Superior Proposal or as the Company’s Board of Directors may determine in good faith (after consultation with its outside legal counsel) in order to comply with its fiduciary duties under applicable law, the Company’s Board of Directors shall recommend such approval, the Company’s Board of Directors shall not amend, modify, withdraw, condition or qualify such recommendation and shall take all lawful action to solicit such approval. The Company agrees that it will provide Parent with at least 48 hours prior notice of the Company’s Board of Director’s intention to make any such amendment, modification, withdrawal, condition or qualification;

provided, however, that such notice shall not be required to the extent that the Company’s Board of Directors determines (after consultation with its outside legal counsel) that such notice violates its fiduciary duties or would cause the Company to violate any applicable law. Notwithstanding anything to the contrary in this Agreement, the obligation of the Company to convene a Stockholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any change of recommendation of the Company’s Board of Directors. The Company shall not submit to the vote of its stockholders any Acquisition Proposal or propose to do so.

      6.5.     Filings; Other Actions; Notification. (a) The Company and Parent shall promptly prepare and file with the SEC the Prospectus/ Proxy Statement, and Parent shall prepare and file with the SEC the S-4 Registration Statement as promptly as practicable after the date hereof. Parent and the Company each shall use its commercially reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/ Proxy Statement to the stockholders of the Company. Parent shall also use its commercially reasonable efforts to obtain prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

      (b) No amendment or supplement to the Registration Statement or the Proxy Statement/ Prospectus will be made by the Company or Parent without the prior approval of the other party. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or the Proxy Statement/ Prospectus or comments of the SEC thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time, the Company or Parent discovers any information relating to itself, or any of its affiliates, officers or directors, that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/ Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party that discovers such information shall promptly notify the other parties hereto and the parties shall jointly prepare an appropriate amendment or supplement describing such information which shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of the Company.

      (c) The Company and Parent each shall use its commercially reasonable efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

      (d) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all required notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations required to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require, or be construed to require, Parent to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the operations of any such assets or businesses. Nothing in this Section shall require Parent or the Company to take any action which would be inconsistent with the fiduciary duties of its Board of Directors as such duties would exist under applicable law in the absence of this Section. Without limiting the generality of the foregoing, each of Parent and the Company shall file any Notification and Report Forms and related materials that it may be required to file in connection with the transactions contemplated by this Agreement with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, shall each use its commercially reasonable efforts to obtain an early termination of the applicable waiting period, and shall each make any submissions pursuant thereto that may be necessary, proper or advisable. Subject to applicable laws relating to the exchange of information, Parent and the Company shall (i) have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and (ii) consult with each other before meeting with, or engaging in any conference calls with, any antitrust agency to discuss the transactions contemplated hereby. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

      (e) The Company and Parent each shall, upon request by the other and subject to applicable law, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/ Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

      (f) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, respectively.

      (g) The Company shall promptly furnish Parent with copies of any notices and other communications received by the Company or any of its Subsidiaries from any third party and/or any Governmental Entity with respect to the Company’s and its Subsidiaries’ licenses, certificates, permits or other authorizations from or of Governmental Entities and any applications relating thereto, unless the Company reasonably determines that furnishing such copies would violate the terms of a written confidentiality obligation of the Company to such third party or applicable law.

      6.6.     Taxation. Parent and Company intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Subject to Section 6.2, each party will (and will cause its Subsidiaries to) both before and after the Effective Time, (i) use reasonable efforts to cause the Merger to so qualify; (ii) refrain from taking any action that would reasonably be expected to cause the Agreement to fail to so qualify; and (iii) take the position for all U.S. federal income tax purposes that the Merger so qualifies.

      6.7.     Access. Upon reasonable notice, and except as may otherwise be required by applicable law, the Company and Parent each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub, and provided, further, that the foregoing shall not require the Company or Parent to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company or Parent, as the case may be, or such Person as may be designated by either of its officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement and applicable antitrust and trade regulation laws. Notwithstanding the generality of the foregoing, access to “Highly Confidential Information” (as defined in the Confidentiality Agreement) shall be restricted in accordance with the terms of such Confidentiality Agreement.

      6.8.     Affiliates. Prior to the date of the Stockholders Meeting, Parent shall deliver to the Company a list of names and addresses of those Persons who are, in the opinion of the Parent, as of the time of the Stockholders Meeting referred to in Section 6.4, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of preparing such list. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

      6.9.     Nasdaq National Market Listing and De-listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market subject to official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to no longer be quoted on the Nasdaq National Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

      6.10.     Publicity. The initial press release shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of the Nasdaq National Market.

      6.11.     Benefits.

      (a) Stock Options and Warrants.

      (i) At the Effective Time, each outstanding Company Option, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time divided by (z) the Exchange Ratio; provided, however, that in the case of any Company Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, each of the Company and Parent shall make all necessary arrangements and take all necessary actions to cause the assumption of the unexercised Company Options and Company Warrants by Parent pursuant to this Section. Except with respect to Company Options that accelerate in vesting pursuant to the specific terms of their respective option award agreements or under the applicable Stock Option Plan, the Company shall not take any actions that would result in the accelerated vesting or cashing out of any Company Options.

      (ii) Effective at the Effective Time, Parent shall assume each Company Option in accordance with the terms of the Stock Plan under which it was issued and the stock option agreement by which it is evidenced. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options assumed by it in accordance with this Section. As soon as practicable after the Effective Time but in no event later than seven days after the Closing Date, Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the Parent Common Stock subject to such Company Options, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options remain outstanding.

      (iii) At the Effective Time, each outstanding Company Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Company Warrant, the number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded up to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (y) the exercise price per Share at which such Company Warrant was exercisable immediately prior to the Effective time divided by (z) the Exchange Ratio. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Warrants assumed by it in accordance with this Section.

      (iv) The Board of Directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt (i) the conversion of Shares and Company Options into Parent Common Stock or options to purchase Parent Common Stock, as the case may be, and (ii) the acquisition of Parent Common Stock or options to purchase Parent Common Stock, as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

      (b) Benefit Plans. (i) Subject to any necessary transition periods (during which Parent will cause the Company to maintain its applicable existing welfare plans), from and after the Effective Time, Parent shall (x) provide employees of the Company who become employees of Parent or any of its Subsidiaries or remain employees of the Company with employee welfare and pension benefits no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries, and (y) cause each employee welfare and pension benefit plan, program, policy or arrangement of Parent in which employees of the Company become eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company to the same extent as such service was credited for such purpose by the Company. Nothing herein shall limit the ability of Parent to amend or terminate any of its welfare and pension benefit plans in accordance with their terms at any time.

      (ii) When employees of the Company become eligible to participate in a medical, dental or health plan of Parent, to the extent permissible under the applicable benefit plan, Parent shall cause each such plan to (x) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company and (y) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Company plan prior to the Effective Time.

      (c) 2001 ESPP and Company 401-K. The Company shall take all actions necessary to cause the 2001 ESPP and the Company’s 401(k) Plan to terminate prior to the Effective Time and to (i) cause each Company employee’s 2001 ESPP account balance to be distributed in cash to such employee at the time of plan termination and (ii) cause each Company’s employee’s 401(k) Plan account balance to be distributed to such employee (or rolled over into another qualified plan) at the time of plan termination. Employees of the

Company shall become eligible to participate in Parent’s 1998 Employee Stock Purchase Plan, as amended, and 401(k) Savings Plan on the first date new employees are permitted to join such plans pursuant to the terms of such plans.

      6.12.     Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/ Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

      6.13.     Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each present and former director and officer of the Company, (when acting in such capacity) determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, “Claims”), arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and any Claims arising from or related to the transactions contemplated hereby (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law shall be made by independent counsel mutually selected by the Surviving Corporation and the Indemnified Party.

      (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.13, upon learning of any such Claim, shall promptly notify Parent thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Parent shall lessen the Indemnified Party’s right to indemnification under this Section unless Parent is prejudiced thereby. In the event of any such Claim (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, so long as (x) such party notifies in writing the Indemnified Party (and acknowledges in writing) within 10 business days after the Indemnified Party has given the requisite notice to Parent that such Indemnified Party will be indemnified from and against any Costs the Indemnified Party may suffer resulting from, arising out of, or caused by any such Claim without giving effect to the scope of or limitations on indemnification set forth in Section 6.13(a) (y) such Claim involves only money damages and does not seek an injunction or other equitable relief and (z) the settlement of, or an adverse judgment with respect to, such Claim will not, in the good faith judgment of the Indemnified Party, likely be detrimental to the reputation, professional stature or business(es) of the Indemnified Party; provided, further, that such party may not consent to the entry of any judgment or settlement with respect to such Claim without the prior written consent of the Indemnified Party, with such consent not to be unreasonably withheld; (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent, with such consent not to be unreasonably withheld; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. If an Indemnified Party is successful, in whole or in part, in any proceeding challenging such Indemnified Party’s right to indemnification hereunder, Parent shall pay any and all costs or expenses (including reasonable attorneys’ fees) incurred by such Indemnified Party in connection with such proceeding.

      (c) Parent shall cause the Surviving Corporation to maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 150% of the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of the Current Premium.

      (d) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section.

      (e) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

      6.14.     Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section shall require Parent or the Company to take any action which would be inconsistent with the fiduciary duties of its Board of Directors as such duties would exist under applicable law in the absence of this Section.

      6.15.     Retention of Certain Employees. The Company and Parent shall work together in good faith using reasonable efforts to retain selected key employees of the Company and its Subsidiaries, including new employment terms as appropriate.

      6.16.     Conduct of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

      6.17.     Rule 144 Reporting. From and after the Effective Time, unless and until the earlier of the time that (i) each affiliate of the Company has disposed of all Parent Common Stock received as merger consideration in the Merger and (ii) such shares are permitted to be resold pursuant to Rule 145(d)(3) under the Securities Act, Parent shall make and keep “available adequate current public information” (as those terms are understood and defined in Rule 144 under the Securities Act) with respect to Parent.

ARTICLE VII

CONDITIONS

      7.1.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable law and the certificate of incorporation and by-laws of the Company.

(b) H-S-R. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity shall have instituted any proceeding seeking any such Order.

(d) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(e) Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

      7.2.     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement (without regard to any materiality qualification contained in such representation or warranty) and as of the Closing Date (without regard to any materiality qualification contained in such representation or warranty) as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date); provided, however, that notwithstanding anything herein to the contrary, this Section 7.2(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the President of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the President of the Company to such effect.

(c) Absence of Certain Changes. Since the date hereof, there shall not have been any change in the financial condition, properties, prospects, business or results of operations of the Company and its Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Regulatory Consents. Other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be); provided, however, that notwithstanding anything herein to the contrary, this Section 7.2(d) shall be deemed to have been satisfied unless the failure to make such notices, reports and other filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect.

(e) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from the Company, Parent and Merger Sub and/or their officers or principal stockholders as are customary for such opinions.

(f) Accountant Letter. Parent shall have received, in form and substance reasonably satisfactory to Parent, from PricewaterhouseCoopers LLP the “comfort” letter described in Section 6.5(b).

      7.3.     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement (without regard to any materiality qualification contained in such representation or warranty) and as of the Closing Date (without regard to any materiality qualification contained in such representation or warranty) as though made on and as of the Closing Date, (except to the extent any such representation and warranty expressly speaks as of an earlier date); provided, however, that notwithstanding anything herein to the contrary, this Section 7.3(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the President of Parent and the President of Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the President of Parent to such effect.

(c) Absence of Certain Changes. Since the date hereof, there shall not have been any change in the financial condition, properties, prospects, business or results of operations of the Parent and its Significant Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Regulatory Consents. Other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by Parent or any of its Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be); provided, however, that notwithstanding anything herein to the contrary, this Section 7.3(d) shall be deemed to have been satisfied unless the failure to make such notices, reports and other filings or obtain such consents, registrations, approvals, permits and authorizations, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect.

(e) Tax Opinion. The Company shall have received the opinion of Kirkland & Ellis, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering its opinion, Kirkland & Ellis may require and rely upon representations contained in letters from the Company, Parent and Merger Sub and/or their officers or principal stockholders as are customary for such opinions.

(f) Nasdaq National Market Listing. The shares of Parent Common Stock issuable to the Company stockholders and the shares of Parent Common Stock issuable pursuant to the Company Options and Company Warrants assumed by Parent pursuant to this Agreement shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

(g) Accountant Letters. The Company shall have received from PricewaterhouseCoopers LLP the “comfort” letter described in Section 6.5(c).

ARTICLE VIII

TERMINATION

      8.1.     Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

      8.2.     Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by December 31, 2002, whether such date is before or after the date of approval by the stockholders of the Company; provided, however, that if either party determines that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the Merger by any federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust laws, the Termination Date may be extended by such party to a date not beyond March 31, 2003 (the “Termination Date”); provided, further, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the occurrence of the failure of the Merger to be consummated; (ii) the approval of the Company’s stockholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company). If a party (the “Extending Party”) elects to extend the Termination Date pursuant to the first proviso of this Section 8.2, then the other party (the “Non-Extending Party”) may deliver the Extending Party a written update of its Company Disclosure Letter or Parent Disclosure Letter, as the case may be, within three Business Days of such election to reflect new facts occurring after the date hereof together with a written request that the Extending Party confirm that such new facts shall not be deemed to render any of the Non-Extending Party’s representations and warranties untrue or incorrect as of such date or deemed to constitute a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, as of such date. If the Extending Party does not provide such confirmation prior to the fifth Business Day after receiving such written update, then the Termination Date shall not be extended.

      8.3.     Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 7.1(a), by action of the Board of Directors of the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b), as applicable, would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

      8.4.     Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b), as applicable, would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company.

      8.5.     Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

      (b) If this Agreement is terminated by Parent pursuant to Section 8.4(i) in the case of a withdrawal or adverse notification of the Company’s Board of Directors’ approval or recommendation of this Agreement in the absence of an Acquisition Proposal, then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $5,000,000 and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer of same day funds.

      (c) In the event that an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(i) or Section 8.2(ii) or this Agreement is terminated by Parent pursuant to Section 8.4(i) (other than under the circumstances contemplated in Section 8.5(b)) or Section 8.4(ii) and thereafter the Company enters into any agreement to consummate a transaction or series of transactions which, had such agreement been proposed or negotiated during the term of this Agreement, would have constituted an Acquisition Proposal (each, a “Company Acquisition Agreement”), which is publicly announced within twelve (12) months after the termination of this Agreement and is consummated within eighteen (18) months after the termination of this Agreement (whether or not any Company Acquisition Agreement related to an Acquisition Proposal which had been made or announced at the time of the termination of this Agreement), then the Company shall, contemporaneously with such consummation, pay Parent a termination fee of $45,000,000 and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer of same day funds.

      (d) The Company acknowledges that the agreements contained in Sections 8.5(b) and (c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Sections 8.5(b) or (c), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee set forth in Section 8.5(b) or (c), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS AND GENERAL

      9.1.     Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.6 (Taxation), 6.9 (Nasdaq National Market Listing and De-listing), 6.11 (Benefits), 6.12 (Expenses), 6.13 (Indemnification; Directors’ and Officers’ Insurance) and 6.17 (Rule 144 Reporting) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.12 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

      9.2.     Modification or Amendment. Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

      9.3.     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

      9.4.     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

      9.5.     GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

      9.6.     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Parent or Merger Sub eBay Inc. 2145 Hamilton Avenue San Jose, California 95125 Attention: General Counsel Fax: (408) 376-7514

with a copy, which shall not constitute notice, to: Alison Ressler, Esq., Sullivan & Cromwell, 1888 Century Park East Los Angeles, California 90067 Fax: (310) 712-8800

if to the Company PayPal, Inc. 303 Bryant Street Mountain View, California 94041 Attention: General Counsel Fax: (650) 864-8225

with a copy, which shall not constitute notice, to: Richard Porter, P.C. Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 Fax: (312) 861-2200

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      9.7.     Entire Agreement; No Other Representations. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, two letters from the Company to Parent dated the date hereof and the most recent Confidentiality Agreement between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

      9.8.     No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      9.9.     Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

      9.10.     Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

      9.11.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

      9.12.     Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      9.13.     Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that at any time prior to the Stockholders Meeting, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event the parties hereto shall take such actions as are necessary to effect such assignment and all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PAYPAL, INC.

By	/s/ PETER A. THIEL

Name: Peter A. Thiel
Title: Chief Executive Officer and President

EBAY INC.

By	/s/ MARGARET C. WHITMAN

Name: Margaret C. Whitman
Title: President, Chief Executive Officer and Director

VAQUITA ACQUISITION CORP.

By	/s/ MICHAEL R. JACOBSON

Name: Michael R. Jacobson
Title: Chairman of the Board and Secretary

DEFINED TERMS

Terms	Section

2001 Equity Incentive Plan	5.1(b)
2001 ESPP	5.1(b)
Acquisition Proposal	6.2
Advisers Act	5.1(j)(iii)
Affiliates Letter	6.8
Agreement	Preamble
Asset Management Company	5.1(j)(iii)
Audit Date	5.1(f)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Business Intellectual Property	5.1(q)
Business Trade Secrets	5.1(q)(ix)
By-laws	2.2
Certificate	4.1(a)
Charter	2.1
Claims	6.13(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Acquisition Agreement	8.5(c)
Company Disclosure Letter	5.1
Company Material Adverse Effect	5.1(a)
Company Option	5.1(b)
Company Reports	5.1(e)
Company Requisite Vote	5.1(c)(i)
Company Warrants	5.1(b)
Confidentiality Agreement	9.7
Confinity 1999 Plan	5.1(b)
Constituent Corporations	Preamble
Contracts	5.1(d)(iii)
Copyrights	5.1(q)
Costs	6.13(a)
Current Premium	6.13(c)
D&O Insurance	6.13(c)
Delaware Certificate of Merger	1.3
DGCL	1.1
Effective Time	1.3
Employees	5.1(h)(i)
Employment Agreements	Recitals
Environmental Laws	5.1(l)
ERISA	5.1(h)(i)

Terms	Section

ERISA Affiliate	5.1(h)(iii)
ERISA Plans	5.1(h)(ii)
Excess Shares	4.2(d)
Exchange Act	5.1(c)(ii)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Extending Party	8.2
GAAP	5.1(e)
Governmental Entity	5.1(d)(i)
HSR Act	5.1(d)(i)
Indemnified Parties	6.13(a)
Intellectual Property	5.1(q)
Intellectual Property Contracts	5.1(q)
IRS	5.1(h)(ii)
IT Assets	5.1(q)
Laws	5.1(d)(ii)
Licensed Intellectual Property	5.1(q)
Material Contracts	5.1(d)(ii)
Merger	Recitals
Merger Sub	Preamble
Non-Extending Party	8.2
Order	7.1(c)
Owned Intellectual Property	5.1(q)
Parent	Preamble
Parent Audit Date	5.2(f)
Parent Business Intellectual Property	5.2(m)
Parent Common Stock	4.1(a)
Parent Companies	4.1(a)
Parent Disclosure Letter	5.2
Parent Intellectual Property Contracts	5.2(m)
Parent Material Adverse Effect	5.2(b)
Parent Owned Intellectual Property	5.2(m)
Parent Preferred Shares	5.2(c)
Parent Reports	5.2(f)
Patents	5.1(q)
Pension Plan	5.1(h)(ii)
Person	4.2(b)
Preferred Shares	5.1(b)
Prospectus/ Proxy Statement	6.3
Registered	5.1(q)
Regulatory Laws	5.1(j)(i)

Terms	Section

Representatives	6.7
S-4 Registration Statement	6.3
SEC	5.1(e)
Securities Act	5.1(d)(i)
Share	4.1(a)
Shares	4.1(a)
Significant Subsidiary	5.2(b)
Stockholders Agreements	Recitals
Stockholders Meeting	6.4
Stock Plans	5.1(b)
Subsidiary	5.1(a)
Suit	5.1(q)(iii)
Superior Proposal	6.2
Surviving Corporation	1.1
Takeover Statute	5.1(k)
Tax	5.1(n)
Taxable	5.1(n)
Taxes	5.1(n)
Tax Return	5.1(n)
Termination Date	8.2
Trade Secrets	5.1(q)
Trademarks	5.1(q)
Voting Debt	5.1(b)
X.com 1999 Stock Plan	5.1(b)

ANNEX B

STOCKHOLDERS AGREEMENT

      This Stockholders Agreement (this “Agreement”), dated as of July 7, 2002, among the stockholders listed on the signature page hereto (each, a “Stockholder” and, collectively, the “Stockholders”) and eBay Inc., a Delaware corporation (“Parent”).

      WHEREAS, simultaneously with the execution of this Agreement, PayPal, Inc., a Delaware corporation (the “Company”), and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, providing, among other things, for the merger of a subsidiary of Parent with and into the Company and the exchange of shares of Company Common Stock (as defined below) for shares of Parent Common Stock (as defined below);

      WHEREAS, the respective Boards of Directors of the Company and Parent have approved and adopted the Merger Agreement and the transactions contemplated thereby;

      WHEREAS, as a condition to, and in consideration for Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent has required that the Stockholders enter into this Agreement;

      NOW THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

      1.     Certain Definitions.

      (a) For purposes of this Agreement, all capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the Merger Agreement.

      (b) For purposes of this Agreement, “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

      (c) For purposes of this Agreement, the following terms shall have the following meanings:

“Company Common Stock” means the Company’s shares of common stock, par value $0.001 per share.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.001 per share.

“Parent Derivative Securities” means any security convertible into or exercisable or exchangeable for, or that represents the right to receive, Parent Common Stock or any security the value of which is derived from the value of Parent Common Stock.

“Permitted Liens” means liens existing as of the date hereof and described on the schedule attached hereto as Exhibit A.

“Stockholder’s Subject Parent Common Stock” shall mean, with respect to a particular Stockholder, a number of shares of Parent Common Stock equal to the product of the number of such Stockholder’s Subject Shares multiplied by the Exchange Ratio (rounded down to the nearest whole number).

“Stockholder’s Subject Shares” shall mean, with respect to a particular Stockholder, the number of shares of Company Common Stock set forth opposite such Stockholder’s name on the schedule attached hereto as Exhibit A.

“Transfer” means, with respect to any security, the sale, transfer, pledge, hypothecation, assignment or constructive sale or other disposition of such security or the record or beneficial ownership thereof, the offer to make such a sale, transfer, pledge, hypothecation, assignment, constructive sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any hedging, swap or other transaction that is designed to or which reasonably could be expected to lead to or result in a sale or disposition of, or reduction of economic risk with respect to, such security; provided, however, that the term “constructive sale” shall not include transactions involving the purchase and sale of securities tracking a broad based stock index.

      2.     Representations, Warranties and Covenants of Stockholder. Each Stockholder, individually and not jointly or severally, hereby represents and warrants to Parent as follows:

(a) Title. As of the date hereof, such Stockholder is the sole record or beneficial owner of such Stockholder’s Subject Shares. Such Stockholder is the lawful owner of such Stockholder’s Subject Shares, free and clear of all liens, claims, charges, security interests or other encumbrances other than Permitted Liens.

(b) Right to Vote. Such Stockholder has, with respect to all such Stockholder’s Subject Shares, and will have at the Stockholders Meeting, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 4 hereof and to fulfill such Stockholder’s obligations under such Section and sole power to agree to all matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights. Such Stockholder shall not take any action or grant any person any proxy (revocable or irrevocable) or power-of-attorney with respect to such Stockholder’s Subject Shares inconsistent with such Stockholder’s obligations as provided by Sections 4 and 5 hereof. Such Stockholder hereby revokes any and all proxies with respect to such Stockholder’s Subject Shares.

(c) Authority. Such Stockholder has the legal power, authority, legal capacity and right to execute and deliver, and to perform such Stockholder’s obligations under, this Agreement. No other proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity and fiduciary principles.

(d) Conflicting Instruments. As of the date hereof, neither the execution and delivery of this Agreement nor the performance by such Stockholder of such Stockholder’s agreements and obligations hereunder will result in any breach or violation of, or be in conflict with or constitute a default under, any term of any agreement, judgment, injunction, order, decree, Law or regulation to which such Stockholder is a party or by which such Stockholder (or any of such Stockholder’s assets) is bound or subject.

(e) Parent’s Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

      3.     Restriction on Transfer; Other Restrictions.

      (a) Each Stockholder hereby agrees that, without the prior written consent of Parent, it will not, during the period commencing on the date hereof and ending 30 days after the Effective Time, Transfer or agree to Transfer (i) any of such Stockholder’s Subject Shares or (ii) any of such Stockholder’s Subject Parent Common Stock or Parent Derivative Securities, except (A) as otherwise permitted by Section 3(b) of this Agreement or pursuant to the Merger Agreement, (B) Transfers by operation of law if the transferee remains, or agrees in writing to remain, bound by the terms of this Agreement, (C) Transfers as a bona fide gift or gifts if the donee or donees thereof agrees in writing to be bound by the terms of this Agreement, (D) Transfers to any sibling or any other member of such Stockholder’s immediate family, any of such Stockholder’s lineal descendants or any trust for the benefit of any of them, if the recipient agrees in writing to be bound by the terms of this Agreement and (E) to the extent such Stockholder is a corporate entity, Transfers (x) not involving a change in beneficial ownership, (y) involving the distribution without consideration of such securities by such Stockholder to any of its partners, members or retired partners or members or, to the estate of any of its partners, members or retired partners or members, or any of its stockholders (z) to any individual or entity controlled by, controlling or under common control with such Stockholder or any individual or entity with respect to which such Stockholder (or any person controlled by, controlling or under common control with such Stockholder) has the power to direct investment decisions, if the recipient agrees in writing to be bound by the terms of this Agreement.

      (b) From the Effective Time, through and including the 30th day following the Effective Time, each Stockholder may Transfer up to one-half of such Stockholder’s Subject Parent Common Stock, inclusive of any Transfer by such Stockholder of Parent Derivative Securities.

      4.     Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted, or provide a consent with respect to, all of such Stockholder’s Subject Shares at the Stockholders Meeting and at any other annual or special meeting of stockholders of the Company or action by written consent where such matters arise (a) in favor of the Merger and the Merger Agreement and approval of the terms thereof and (b) against, and such Stockholder will not consent to, (i) approval of any Acquisition Proposal or any acquisition agreement or similar agreement related to an Acquisition Proposal, (ii) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of the date hereof (or their successors who were so approved) or (iii) any other action or proposal involving the Company or any of its Subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Notwithstanding anything to the contrary in this Agreement or in the Merger Agreement, the obligations of the Stockholders specified in this Section 4 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any change of recommendation of the Company’s Board of Directors.

      5.     Irrevocable Proxy. In furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance of each Stockholder’s duties under this Agreement, each Stockholder hereby grants to Parent and its designees, an irrevocable proxy, or, if applicable, a power of attorney, and irrevocably appoints Parent or its designees, with full power of substitution, such Stockholder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder’s Subject Shares, with regard to any of the matters referred to in Section 4 above at the Stockholders Meeting, however called, or in connection with any action by written consent by the stockholders of the Company. Each Stockholder acknowledges and agrees that such proxy is coupled with an interest, constitutes, among other things, an inducement for Parent to enter into the Merger Agreement, is irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies with respect to such Stockholder’s Subject Shares shall be given (and if given shall not be effective). The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder.

      6.     No Solicitation. From and after the date hereof, each Stockholder agrees that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal. Such Stockholder further agrees that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an

Acquisition Proposal, or otherwise entertain or facilitate any effort or attempt to make or implement an Acquisition Proposal. Nothing in this Section 6 shall affect the ability of such Stockholder or any of such Stockholder’s officers, directors, employees, agents or representatives to take any action which is permissible for such Person to take under the Merger Agreement.

      7.     Orderly Marketing. In order to help provide for the orderly distribution of any Parent Common Stock that the Stockholders will receive in connection with the Merger, Parent may make available means for the coordinated sale of such Parent Common Stock through one or more block trades, underwritten offerings or brokerage transactions through a broker-dealer of its choosing (a “Coordinated Trade”). In the event Parent makes available means for a Coordinated Trade, each Stockholder may agree, to the extent made available to such Stockholder, to effect sales of Parent Common Stock through such Coordinated Trade and to provide prior written notice to Parent of such Stockholder’s intent to participate in such Coordinated Trade in a timely manner to permit such Parent Common Stock to be included in such Coordinated Trade.

      8.     Fiduciary Duties of Directors. Notwithstanding anything herein to the contrary, nothing herein shall affect the ability of Stockholders who are directors of the Company (“Stockholder Directors”) to take any action as directors of the Company permissible under the Merger Agreement or as such director may determine to be otherwise necessary to comply with the fiduciary duties as directors of the Company, whether or not such actions are consistent with the obligations of such Persons as Stockholders under this Agreement. Such Stockholder Directors are entering into this Agreement solely in their capacity as stockholders of the Company, and not as directors of the Company.

      9.     Miscellaneous.

      (a) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      (b) Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      (c) Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

      (d) Execution in Counterparts. This Agreement may be executed in counterparts transmitted and delivered by facsimile each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

      (e) Specific Performance. Each Stockholder agrees with Parent that if for any reason such Stockholder fails to perform any of such Stockholder’s agreements or obligations under this Agreement, irreparable harm or injury to Parent would be caused as to which money damages would not be an adequate remedy. Accordingly, such Stockholder agrees that, in seeking to enforce this Agreement against such Stockholder, Parent shall be entitled, in addition to any other remedy available at law, equity or otherwise, to specific performance and injunctive and other equitable relief. The provisions of this Section 9(e) are without prejudice to any other rights or remedies, whether at law or in equity, that Parent may have against such Stockholder for any failure to perform any of such Stockholder’s agreements or obligations under this Agreement.

      (f) Amendments; Termination.

(i) This Agreement, including this Section 9(f), may not be modified, amended, altered or supplemented, except that this Agreement may be modified, amended, altered or supplemented, as between Parent and any particular Stockholder, upon the execution and delivery of a written agreement executed by Parent and such Stockholder.

(ii) The provisions of this Agreement (other than Sections 3, 7 and 9) shall terminate upon the earliest to occur of (A) the consummation of the Merger and (B) the termination of the Merger

Agreement. The provisions of Section 3, 7 and 9 of this Agreement shall terminate upon the earliest to occur of (A) the termination of the Merger Agreement and (B) date ending 30 days after the Effective Time.

      (g) Governing Law and Venue. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(k) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (h) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

      (i) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of each Stockholder, any executors, administrators, estates, legal representatives and heirs of such Stockholder) and permitted assigns; provided that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

      (j) Further Assurances. From time to time, at the other party’s request, and without further consideration, each party hereto shall execute and deliver, or cause to be executed and delivered, such additional or further documents and take lawful actions of a ministerial nature as may be necessary and appropriate for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      (k) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or sent by overnight courier or sent by telecopy, to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(i) if to a Stockholder, at the address of such Stockholder set forth on Exhibit A attached hereto or at such other address that such Stockholder may have provided in writing to Parent; and

(ii)	if to Parent:

eBay Inc.

2145 Hamilton Avenue
San Jose, California 95125
Attention: General Counsel
Facsimile: (408) 376-7514

with a copy to:

Sullivan & Cromwell

1888 Century Park East
Los Angeles, California 90067
Attention: Alison Ressler
Facsimile: (310) 712-6600

      (l) Effectiveness. Notwithstanding anything herein to the contrary, this Agreement shall only become effective upon the execution by the Company of the Merger Agreement.

      (m) Individual Obligations. Each Stockholder’s obligations under this Agreement are individual and not joint or several obligations and no Stockholder shall have any liability to Parent for the performance or non-performance by any other Stockholder under this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

EBAY INC.

By:	/s/ MARGARET C. WHITMAN

Name: Margaret C. Whitman
Title: President, Chief Executive Officer and Director

STOCKHOLDERS:

/s/ ROELOF F. BOTHA

Name: Roelof F. Botha

MADISON DEARBORN CAPITAL
PARTNERS III, L.P.

By:	/s/ TIMOTHY M. HURD

Name: Timothy M. Hurd

Title:	Managing Director

MADISON DEARBORN SPECIAL
EQUITY III, L.P.

By:	/s/ TIMOTHY M. HURD

Name: Timothy M. Hurd

Title:	Managing Director

NOKIA VENTURES, LP

By:	/s/ JOHN MALLOY

Name: John Malloy
Title: Managing Partner

SEQUOIA CAPITAL IX
SEQUOIA CAPITAL ENTREPRENEURS FUND
SEQUOIA CAPITAL IX PRINCIPALS FUND

By:	SC IX Management LLC

A Delaware Limited Liability Company
General Partner of Each

By:	/s/ MICHAEL J. MORITZ

Managing Member

THIEL CAPITAL INTERNATIONAL, LLC

By:	/s/ PETER THIEL

Name: Peter Thiel
Title:

Managing Member, Thiel Capital

Management LLC

EXHIBIT A

	Number of Stockholder’s
Stockholder Name and Address	Subject Shares	Description of Existing Liens

Roelof F. Botha	37,759
Madison Dearborn Capital Partners III, L.P.	1,334,164
Madison Dearborn Special Equity III, L.P.	29,472
Nokia Ventures, LP	2,403,745
Sequoia Capital Entrepreneurs Fund	307,102
Sequoia Capital IX	1,995,096
Sequoia Capital IX Principals Fund	368,255
Thiel Capital International, LLC	181,892

ANNEX C

STOCKHOLDERS AGREEMENT

      This Stockholders Agreement (this “Agreement”), dated as of July 7, 2002, among the stockholders listed on the signature page hereto (each, a “Stockholder” and, collectively, the “Stockholders”) and eBay Inc., a Delaware corporation (“Parent”).

      WHEREAS, simultaneously with the execution of this Agreement, PayPal, Inc., a Delaware corporation (the “Company”), and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, providing, among other things, for the merger of a subsidiary of Parent with and into the Company and the exchange of shares of Company Common Stock (as defined below) for shares of Parent Common Stock (as defined below);

      WHEREAS, the respective Boards of Directors of the Company and Parent have approved and adopted the Merger Agreement and the transactions contemplated thereby;

      WHEREAS, as a condition to, and in consideration for Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent has required that the Stockholders enter into this Agreement;

      NOW THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

      1.     Certain Definitions.

      (a) For purposes of this Agreement, all capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the Merger Agreement.

      (b) For purposes of this Agreement, “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

      (c) For purposes of this Agreement, the following terms shall have the following meanings:

“Company Common Stock” means the Company’s shares of common stock, par value $0.001 per share.

“First Available Sale Date” means the later of (i) the date of the meeting of stockholders of the Company, duly called, held and convened, at which the stockholders of the Company vote on the approval of the Merger and the Merger Agreement and the terms thereof and (ii) November 13, 2002.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.001 per share.

“Parent Derivative Securities” means any security convertible into or exercisable or exchangeable for, or that represents the right to receive, Parent Common Stock or any security the value of which is derived from the value of Parent Common Stock.

“Permitted Liens” means liens existing as of the date hereof and described on the schedule attached hereto as Exhibit A.

“Stockholder’s Subject Parent Common Stock” shall mean, with respect to a particular Stockholder, a number of shares of Parent Common Stock equal to the product of the number of such Stockholder’s Subject Shares not Transferred in accordance with Section 3(b) of this Agreement multiplied by the Exchange Ratio (rounded down to the nearest whole number).

“Stockholder’s Subject Shares” shall mean, with respect to a particular Stockholder, the number of shares of Company Common Stock set forth opposite such Stockholder’s name on the schedule attached hereto as Exhibit A.

“Transfer” means, with respect to any security, the sale, transfer, pledge, hypothecation, assignment or constructive sale or other disposition of such security or the record or beneficial ownership thereof, the offer to make such a sale, transfer, pledge, hypothecation, assignment, constructive sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any hedging, swap or other transaction that is designed to or which reasonably could be expected to lead to or result in a sale or disposition of, or reduction of economic risk with respect to, such security; provided, however, that the term “constructive sale” shall not include transactions involving the purchase and sale of securities tracking a broad based stock index.

      2.     Representations, Warranties and Covenants of Stockholder. Each Stockholder, individually and not jointly or severally, hereby represents and warrants to Parent as follows:

(a) Title. As of the date hereof, such Stockholder is the sole record or beneficial owner of such Stockholder’s Subject Shares. Such Stockholder is the lawful owner of such Stockholder’s Subject Shares, free and clear of all liens, claims, charges, security interests or other encumbrances other than Permitted Liens.

(b) Right to Vote. Such Stockholder has, with respect to all such Stockholder’s Subject Shares, and will have at the Stockholders Meeting, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 4 hereof and to fulfill such Stockholder’s obligations under such Section and sole power to agree to all matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights. Such Stockholder shall not take any action or grant any person any proxy (revocable or irrevocable) or power-of-attorney with respect to such Stockholder’s Subject Shares inconsistent with such Stockholder’s obligations as provided by Sections 4 and 5 hereof. Such Stockholder hereby revokes any and all proxies with respect to such Stockholder’s Subject Shares.

(c) Authority. Such Stockholder has the legal power, authority, legal capacity and right to execute and deliver, and to perform such Stockholder’s obligations under, this Agreement. No other proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity and fiduciary principles.

(d) Conflicting Instruments. As of the date hereof, neither the execution and delivery of this Agreement nor the performance by such Stockholder of such Stockholder’s agreements and obligations hereunder will result in any breach or violation of, or be in conflict with or constitute a default under, any term of any agreement, judgment, injunction, order, decree, Law or regulation to which such Stockholder is a party or by which such Stockholder (or any of such Stockholder’s assets) is bound or subject.

(e) Parent’s Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

      3.     Restriction on Transfer; Other Restrictions.

      (a) Each Stockholder hereby agrees that, without the prior written consent of Parent, it will not, during the period commencing on the date hereof and ending 30 days after the Effective Time, Transfer or agree to Transfer (i) any of such Stockholder’s Subject Shares or (ii) any of such Stockholder’s Subject Parent Common Stock or Parent Derivative Securities, except (A) as otherwise permitted by Sections 3(b) and 3(c) of this Agreement or pursuant to the Merger Agreement, (B) Transfers by operation of law if the transferee remains, or agrees in writing to remain, bound by the terms of this Agreement, (C) Transfers as a bona fide gift or gifts if the donee or donees thereof agrees in writing to be bound by the terms of this Agreement and (D) Transfers to any sibling or any other member of such Stockholder’s immediate family, any of such Stockholder’s lineal descendants or any trust for the benefit of any of them, if the recipient agrees in writing to be bound by the terms of this Agreement.

      (b) From the First Available Sale Date to the Effective Time, each Stockholder may Transfer up to one-half of such Stockholder’s Subject Shares pursuant to, and in accordance with the requirements of, Rule 144 under the Securities Act of 1933, as amended.

      (c) From the Effective Time, through and including the 30th day following the Effective Time, each Stockholder may Transfer up to one-half of such Stockholder’s Subject Parent Common Stock, inclusive of any Transfer by such Stockholder of Parent Derivative Securities.

      4.     Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted, or provide a consent with respect to, all of such Stockholder’s Subject Shares at the Stockholders Meeting and at any other annual or special meeting of stockholders of the Company or action by written consent where such matters arise (a) in favor of the Merger and the Merger Agreement and approval of the terms thereof and (b) against, and such Stockholder will not consent to, (i) approval of any Acquisition Proposal or any acquisition agreement or similar agreement related to an Acquisition Proposal, (ii) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of the date hereof (or their successors who were so approved) or (iii) any other action or proposal involving the Company or any of its Subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Notwithstanding anything to the contrary in this Agreement or in the Merger Agreement, the obligations of the Stockholders specified in this Section 4 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any change of recommendation of the Company’s Board of Directors.

      5.     Irrevocable Proxy. In furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance of each Stockholder’s duties under this Agreement, each Stockholder hereby grants to Parent and its designees, an irrevocable proxy, or, if applicable, a power of attorney, and irrevocably appoints Parent or its designees, with full power of substitution, such Stockholder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder’s Subject Shares, with regard to any of the matters referred to in Section 4 above at the Stockholders Meeting, however called, or in connection with any action by written consent by the stockholders of the Company. Each Stockholder acknowledges and agrees that such proxy is coupled with an interest, constitutes, among other things, an inducement for Parent to enter into the Merger Agreement, is irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies with respect to such Stockholder’s Subject Shares shall be given (and if given shall not be effective). The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder.

      6.     No Solicitation. From and after the date hereof, each Stockholder agrees that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal. Such Stockholder further agrees that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise entertain or facilitate any effort or attempt to make or implement an Acquisition Proposal. Nothing in this Section 6 shall affect the ability of such Stockholder or any of such Stockholder’s officers, directors, employees, agents or representatives to take any action which is permissible for such Person to take under the Merger Agreement.

      7.     Orderly Marketing. In order to help provide for the orderly distribution of any Parent Common Stock that the Stockholders will receive in connection with the Merger, Parent may make available means for the coordinated sale of such Parent Common Stock through one or more block trades, underwritten offerings or brokerage transactions through a broker-dealer of its choosing (a “Coordinated Trade”). In the event Parent makes available means for a Coordinated Trade, each Stockholder may agree, to the extent made available to such Stockholder, to effect sales of Parent Common Stock through such Coordinated Trade and to provide prior written notice to Parent of such Stockholder’s intent to participate in such Coordinated Trade in a timely manner to permit such Parent Common Stock to be included in such Coordinated Trade.

      8.     Fiduciary Duties of Directors. Notwithstanding anything herein to the contrary, nothing herein shall affect the ability of Stockholders who are directors of the Company (“Stockholder Directors”) to take any action as directors of the Company permissible under the Merger Agreement or as such director may determine to be otherwise necessary to comply with the fiduciary duties as directors of the Company, whether or not such actions are consistent with the obligations of such Persons as Stockholders under this Agreement. Such Stockholder Directors are entering into this Agreement solely in their capacity as stockholders of the Company, and not as directors of the Company.

      9.     Miscellaneous.

      (a) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      (b) Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      (c) Invalid Provisions. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

      (d) Execution in Counterparts. This Agreement may be executed in counterparts transmitted and delivered by facsimile each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

      (e) Specific Performance. Each Stockholder agrees with Parent that if for any reason such Stockholder fails to perform any of such Stockholder’s agreements or obligations under this Agreement, irreparable harm or injury to Parent would be caused as to which money damages would not be an adequate remedy. Accordingly, such Stockholder agrees that, in seeking to enforce this Agreement against such Stockholder, Parent shall be entitled, in addition to any other remedy available at law, equity or otherwise, to specific performance and injunctive and other equitable relief. The provisions of this Section 9(e) are without prejudice to any other rights or remedies, whether at law or in equity, that Parent may have against such Stockholder for any failure to perform any of such Stockholder’s agreements or obligations under this Agreement.

      (f) Amendments; Termination.

(i) This Agreement, including this Section 9(f), may not be modified, amended, altered or supplemented, except that this Agreement may be modified, amended, altered or supplemented, as between Parent and any particular Stockholder, upon the execution and delivery of a written agreement executed by Parent and such Stockholder.

(ii) The provisions of this Agreement (other than Sections 3, 7 and 9) shall terminate upon the earliest to occur of (A) the consummation of the Merger and (B) the termination of the Merger Agreement. The provisions of Section 3, 7 and 9 of this Agreement shall terminate upon the earliest to occur of (A) the termination of the Merger Agreement and (B) date ending 30 days after the Effective Time.

      (g) Governing Law and Venue. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(k) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (h) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

      (i) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of each Stockholder, any executors, administrators, estates, legal representatives and heirs of such Stockholder) and permitted assigns; provided that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

      (j) Further Assurances. From time to time, at the other party’s request, and without further consideration, each party hereto shall execute and deliver, or cause to be executed and delivered, such additional or further documents and take lawful actions of a ministerial nature as may be necessary and appropriate for the purpose of effectively carrying out the transactions contemplated by this Agreement.

      (k) Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or sent by overnight courier or sent by telecopy, to the Parties at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(i) if to a Stockholder, at the address of such Stockholder set forth on Exhibit A attached hereto or at such other address that such Stockholder may have provided in writing to Parent; and

(ii) if to Parent:

eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125
Attention: General Counsel
Facsimile: (408) 376-7514

with a copy to:

Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067
Attention: Alison Ressler
Facsimile: (310) 712-6600

      (l) Effectiveness. Notwithstanding anything herein to the contrary, this Agreement shall only become effective upon the execution by the Company of the Merger Agreement.

      (m) Individual Obligations. Each Stockholder’s obligations under this Agreement are individual and not joint or several obligations and no Stockholder shall have any liability to Parent for the performance or non-performance by any other Stockholder under this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first written above.

EBAY INC.

By:	/s/ MARGARET C. WHITMAN

Name: Margaret C. Whitman

Title:	President, Chief Executive

Officer and Director

STOCKHOLDERS:

/s/ REID G. HOFFMAN

Name: Reid G. Hoffman

/s/ MAX R. LEVCHIN

Name: Max R. Levchin

/s/ ELON REEVE MUSK

Name: Elon Reeve Musk

/s/ DAVID O. SACKS

Name: David O. Sacks

/s/ JAMES TEMPLETON

Name: James Templeton

/s/ PETER A. THIEL

Name: Peter A. Thiel

EXHIBIT A

	Number of Stockholder’s
Stockholder Name and Address	Subject Shares	Description of Existing Liens

Reid G. Hoffman	238,793
Max R. Levchin	1,383,692
Elon Reeve Musk	6,501,656
David O. Sacks	278,674
James Templeton	88,103
Peter A. Thiel	1,902,784

[Morgan Stanley & Co. Incorporated Letterhead]

ANNEX D

July 7, 2002

Board of Directors

PayPal, Inc.
303 Bryant Street
Mountain View, CA 94041

Gentlemen:

      We understand that PayPal, Inc. (“PayPal” or the “Company”), eBay Inc. (“Buyer”) and Vaquita Acquisition Corp., a wholly owned subsidiary of Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 7, 2002 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into PayPal. Pursuant to the Merger, PayPal will become a wholly owned subsidiary of Buyer and each outstanding share of common stock, par value $0.001 per share (the “PayPal Common Stock”), of PayPal, other than shares held in treasury or held by Buyer or any affiliate of Buyer or PayPal and in each case not held on behalf of third parties, will be converted into the right to receive 0.39 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share (the “Buyer Common Stock”), of Buyer. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

      You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of PayPal Common Stock.

      For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of the Company and Buyer;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Buyer prepared by the management of the Company and Buyer, respectively, including in the case of the Company and Buyer, preliminary results for the quarter ended June 30, 2002;

(iii) reviewed certain financial projections prepared by the management of the Company and Buyer, respectively;

(iv) discussed the past and current operations and financial condition and the prospects of the Company and Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Buyer, respectively;

(v) reviewed the pro forma impact of the Merger on Buyer’s earnings per share;

(vi) reviewed the reported prices and trading activity for the PayPal Common Stock and Buyer Common Stock;

(vii) compared the financial performance of the Company and the Buyer and the prices and trading activity of the PayPal Common Stock and the Buyer Common Stock with that of certain other comparable publicly-traded companies and their securities;

(viii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(ix) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

(x) reviewed the Merger Agreement, and certain related documents;

(xi) discussed with the management of PayPal the strategic rationale for the Merger, including the existing and anticipated future relationship between PayPal and Buyer; and

(xii) performed such other analyses and considered such other factors as we have deemed appropriate.

      We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger that we have discussed with you, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Buyer. We have also relied without independent verification on the assessment by the management of PayPal on the strategic rationale for the Merger, including their assessment of the existing and anticipated future relationship between PayPal and Buyer. In addition, we have relied upon the assessment by the managements of PayPal and Buyer of their ability to retain key employees of PayPal and Buyer. We have also relied upon, without independent verification, the assessment by the managements of PayPal and Buyer of the timing and risks associated with the integration of PayPal and Buyer and the validity of, and risks associated with, PayPal’s and Buyer’s existing and future technologies, services or business models.

      In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      We have been retained to provide a financial opinion letter to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services for the Company and have provided financial advisory and financing services for the Buyer and have received fees for the rendering of such services.

      Please note that Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment management, investment banking, financing and financial advisory services. In the ordinary course of our investment management, trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers in debt or equity securities or senior loans of PayPal, Buyer, or any other company that may be involved in the Transaction.

      It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of this transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how stockholders of the Company should vote at the stockholders’ meeting held in connection with the Merger.

      Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of PayPal Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ KIRK R. WILSON

Kirk R. Wilson
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Registrant is required to advance all expenses incurred by its directors and officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Registrant may not retroactively amend the Bylaws provisions relating to indemnity.

      The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 21.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of July 7, 2002, among the Company, eBay Inc., and Vaquita Acquisition Corp. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2		Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James E. Templeton and Peter A. Thiel (attached as Annex B to the proxy statement/prospectus contained in this registration statement).
2.3		Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Roelof F. Botha, Madison Dearborn Partners III, L.P., on behalf of Madison Dearborn Capital Partners III and Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP, SC IX Management LLC, on behalf of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX and Sequoia Capital IX Principals Fund, and Peter Thiel, on behalf of Thiel Capital International, LLC (attached as Annex C to the proxy statement/prospectus contained in this registration statement).
5.1	*	Opinion of Sullivan & Cromwell
8.1	*	Opinion of Sullivan & Cromwell regarding certain U.S. income tax matters
8.2	*	Opinion of Kirkland & Ellis regarding certain U.S. income tax matters
23.1		Consent of PricewaterhouseCoopers LLP relating to eBay
23.2		Consent of PricewaterhouseCoopers LLP relating to PayPal
23.3		Consent of PricewaterhouseCoopers LLP relating to Confinity
23.4	*	Consent of Sullivan & Cromwell (included in Exhibits 5.1 and 8.1)
23.5	*	Consent of Kirkland & Ellis (included in Exhibit 8.2)
24.1		Power of Attorney (included on the signature page of this registration statement)
99.1	*	Form of PayPal Proxy Card
99.2		Consent of Morgan Stanley & Co. Incorporated

* To be filed by amendment.

ITEM 22.     UNDERTAKINGS

      (a) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned Registrant hereby undertakes the following:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (d) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 6th day of August, 2002.

eBay Inc.

By:	/s/ MARGARET C. WHITMAN

Margaret C. Whitman
President, Chief Executive Officer and Director

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Margaret C. Whitman, Rajiv Dutta and Michael R. Jacobson, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ MARGARET C. WHITMAN Margaret C. Whitman	President, Chief Executive Officer and Director	August 6, 2002

/s/ RAJIV DUTTA Rajiv Dutta	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	August 6, 2002

/s/ MARK J. RUBASH Mark J. Rubash	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	August 6, 2002

/s/ PIERRE M. OMIDYAR Pierre M. Omidyar	Founder, Chairman of the Board and Director	August 6, 2002

/s/ PHILIPPE BOURGUIGNON Philippe Bourguignon	Director	August 6, 2002

/s/ SCOTT D. COOK Scott D. Cook	Director	August 6, 2002

/s/ DAWN G. LEPORE Dawn G. Lepore	Director	August 6, 2002

/s/ ROBERT C. KAGLE Robert C. Kagle	Director	August 6, 2002

/s/ HOWARD D. SCHULTZ Howard D. Schultz	Director	August 6, 2002

EXHIBIT INDEX

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of July 7, 2002, among the Company, eBay Inc., and Vaquita Acquisition Corp. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2		Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Reid G. Hoffman, Max R. Levchin, Elon R. Musk, David O. Sacks, James E. Templeton and Peter A. Thiel (attached as Annex B to the proxy statement/prospectus contained in this registration statement).
2.3		Stockholders Agreement, dated as of July 7, 2002, between eBay Inc. and each of Roelof F. Botha, Madison Dearborn Partners III, L.P., on behalf of Madison Dearborn Capital Partners III and Madison Dearborn Special Equity III, L.P., Nokia Ventures, LP, SC IX Management LLC, on behalf of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX and Sequoia Capital IX Principals Fund, and Peter Thiel, on behalf of Thiel Capital International, LLC (attached as Annex C to the proxy statement/prospectus contained in this registration statement).
5.1	*	Opinion of Sullivan & Cromwell
8.1	*	Opinion of Sullivan & Cromwell regarding certain U.S. income tax matters
8.2	*	Opinion of Kirkland & Ellis regarding certain U.S. income tax matters
23.1		Consent of PricewaterhouseCoopers LLP relating to eBay
23.2		Consent of PricewaterhouseCoopers LLP relating to PayPal
23.3		Consent of PricewaterhouseCoopers LLP relating to Confinity
23.4	*	Consent of Sullivan & Cromwell (included in Exhibits 5.1 and 8.1)
23.5	*	Consent of Kirkland & Ellis (included in Exhibit 8.2)
24.1		Power of Attorney (included on the signature page of this registration statement)
99.1	*	Form of PayPal Proxy Card
99.2		Consent of Morgan Stanley & Co. Incorporated

*	To be filed by amendment.